Notice of 2024 Annual Meeting of Stockholders and **Proxy Statement**

Thursday, January 18, 2024

    

Our values

Integrity Without Compromise

We speak the truth and assume best intent.

We value trust above all else.

We do the right thing, even when no one is looking.

Courage

We are bold and fearless in how we think and act.

We relentlessly hold a high bar for performance.

We value speed, a bias for learning and action.

Customer Obsession

We fall in love with our customers' problems.

We deliver unrivaled customer benefit to power their prosperity.

We sweat every detail of the experience to deliver excellence.

Stronger Together

We champion diversity, inclusion, and a respectful environment.

We thrive on diverse voices to challenge and inform decisions.

We deliver exceptional results so others can count on us.

We Care And Give Back

We are stewards of the future.

We strengthen the communities around us.

We strive to give everyone the opportunity to prosper.

Notice of 2024 Annual Meeting of Stockholders

Agenda

1. Elect the 11 directors nominated by our Board and named in the proxy statement

2. Approve our executive compensation (on a non-binding basis)

3. Vote on how often stockholders will be asked to approve our executive compensation (on a non-binding basis)

4. Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024

5. Approve the Amended and Restated 2005 Equity Incentive Plan to increase the share reserve by an additional 12,200,000 shares and extend the duration of the plan for another two years

6. Consider and vote upon a stockholder proposal, if properly presented at the Meeting

We also will consider any other matters that may properly be brought before the Meeting (and any postponements or adjournments of the Meeting). As of the date of this proxy statement, we have not received notice of any such matters.

How to Vote

Online at the Meeting:
Attend the Meeting virtually at www.virtualshareholdermeeting.com/INTU2024 and follow the instructions on the website

Online Before the Meeting:
Visit www.proxyvote.com



Mail: Sign, date and return your proxy card in the enclosed envelope

Telephone: Call the telephone number on your proxy card

Note for Street-Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a Notice of Internet Availability or voting instruction form. If you do not provide voting instructions, your nominee will not be permitted to vote on certain proposals and may elect not to vote on any of the proposals. Voting your shares will help to ensure that your interests are represented at the Meeting.

Annual Meeting of Stockholders

Thursday, January 18, 2024
8:00 a.m. Pacific Standard Time

We invite you to attend the 2024 Annual Meeting of Stockholders ("Meeting") of Intuit Inc. The Meeting will be conducted virtually via live audio webcast. There will not be a physical location for our Meeting. To attend, vote or submit questions, stockholders of record should go to www.virtualshareholdermeeting.com/INTU2024 and log in using the control number on their Notice of Internet Availability or proxy card. Beneficial owners of shares held by a broker, bank or other nominee ("street-name shares") should review these proxy materials and their Notice of Internet Availability or voting instruction form for how to vote in advance of and participate in the Meeting. We encourage you to join the Meeting 15 minutes before the start time.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

Stockholders at the close of business on November 20, 2023, are entitled to receive notice of, and to vote at, the Meeting and any and all adjournments, continuations or postponements thereof. If we experience a technical malfunction or other situation that the Meeting chair determines may affect our ability to satisfy the requirements for a virtual meeting of stockholders under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Meeting, the chair of the Meeting will convene the meeting at 9:00 a.m. Pacific Standard Time on January 18, 2024, and at our principal executive offices, solely for the purpose of adjourning the Meeting to reconvene at a date, time and physical or virtual location to be announced. If we adjourn the Meeting, we will post information regarding the rescheduled meeting on the investor relations section of our website at investors.intuit.com.

Your vote is important. Please vote as promptly as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 18, 2024: Both the proxy statement and Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2023, are available electronically at https://investors.intuit.com/financials/sec-filings/ and www.proxyvote.com.

By order of the Board of Directors,

Kerry J. McLean
Executive Vice President, General Counsel and Corporate Secretary
Mountain View, California
November 22, 2023

(This page has been left blank intentionally.)

A Letter to Our Stockholders

November 22, 2023

Dear fellow Intuit stockholders:

This year, Intuit marked its 40th anniversary. We've seen many significant technology transitions over the years — from DOS, to Windows, to the Cloud, and now to the era of artificial intelligence — and each time we've led the disruption and thrived. Fiscal year 2023 was another strong chapter in our proud legacy.

I'm pleased to report that in fiscal year 2023, we grew full-year revenue 13% and ended the fiscal year with strong momentum across our business going into fiscal year 2024. Despite rising interest rates and high inflation, our performance demonstrates the strength of our platform and the diversity of our portfolio, including our ability to deliver strong results in uncertain times. I continue to be confident in our strategy to be the global AI-driven expert platform powering prosperity for consumers and small businesses.

Five years ago, we declared our strategy of transforming the company from a tax and accounting platform where consumers and small businesses have to do the work for themselves, to a global financial technology platform where we do the work for them, powering their prosperity. With this strategy in place, we've been investing in building AI capabilities into our products and services, leveraging our own financial large language models along with other leaders in generative AI (Gen AI).

This fall, we took the next big step in our AI journey by introducing Intuit Assist — Intuit's new financial assistant that uses the power of Gen AI to automagically do the hard work for customers and fuel their financial success, and, in turn, help create a thriving economy.

Even as the velocity of innovation increases across our company, our commitment to live by our values and make the world a better place does not waver. This commitment has been one of the key drivers in our ability to grow and thrive for over four decades. At Intuit, corporate responsibility (CR) and diversity, equity, and inclusion (DEI) are not afterthoughts; they're core to who we are and intrinsic parts of our business. We embed CR and DEI into the company's strategy and declare goals for each in order to hold ourselves accountable. I'm happy to report that in fiscal year 2023, we made great progress toward our long-term goals.

At Intuit, we never stop raising the bar for ourselves as we embrace the opportunities ahead of us. As proud as I am of our past, I'm even more excited about our future. The global financial technology platform we're building will power prosperity for our customers and the company for years to come. I firmly believe our best days are ahead of us.



Sasan Goodarzi
President and
Chief Executive Officer
Intuit Inc.

Table of Contents

All statements made in this document, other than statements of historical or current facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking and other statements in this document address our plans and goals, including those relating to progress on our corporate responsibility matters relating to climate, workforce diversity and communities. The fact that we included such information does not indicate that these contents are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. We use words such as anticipates, believes, expects, future, potential, intends, design, will, may, can, should and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the fiscal year ended July 31, 2023. Except as may be required by law, the company undertakes no obligation to update any forward-looking or other statements. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

We have first released this proxy statement and the form of proxy to Intuit stockholders beginning on or about November 22, 2023.

Annual Meeting of Stockholders

Date and Time	Place	Record Date
Thursday, January 18, 2024 8:00 a.m. Pacific Standard Time We encourage you to join at 7:45 a.m. Pacific Standard Time.	To attend the virtual Meeting, stockholders of record should go to **www.virtualshareholdermeeting.com/INTU2024** and log in using the control number on their Notice of Internet Availability or proxy card. Street-name holders should review these proxy materials and their Notice of Internet Availability or voting instruction form for how to vote in advance of and participate in the Meeting.	**November 20, 2023**
		

You are entitled to vote if you held Intuit stock on the record date. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

Agenda

Proposal	Board Recommendation	For more information
1. Election of directors	✓ **FOR** (all nominees)	Page 26
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	✓ **FOR**	Page 39
3. Advisory vote on the frequency of future say-on-pay votes	✓ **ONE YEAR**	Page 81
4. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	✓ **FOR**	Page 82
5. Approval of Amended and Restated 2005 Equity Incentive Plan	✓ **FOR**	Page 85
6. Stockholder proposal – retirement plan investment report	✗ **AGAINST**	Page 93

2023 Performance Highlights

We delivered strong results in fiscal 2023. Key highlights include the following.

Total revenue

$14.4B

up 13% from FY22

Small Business & Self-Employed Group up 24% from FY22

Consumer Group up 6% from FY22

Online Ecosystem up 30% from FY22

Credit Karma down 9% from FY22

Combined platform revenue

$11.0B

up 14% from FY22 includes Online Ecosystem, Turbo Tax Online and Credit Karma

GAAP diluted EPS

$8.42

up 16% from $7.28 in FY22

GAAP operating income

$3.1B

up 22% from FY22

Non-GAAP diluted EPS

$14.40

up 22% from $11.85 in FY22

Non-GAAP operating income

$5.5B

up 22% from FY22

Repurchased

$2.0B

of shares and increased dividend **15%** to $3.12 per share

See Appendix A to this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Our mission is to power prosperity around the world. Across our platform, we use the power of technology to deliver three core benefits to our customers: helping put more money in their pockets, saving them time by eliminating work so they can focus on what matters to them, and ensuring that they have complete confidence in every financial decision they make.

All of our customers have a common set of needs. Our global financial technology platform, which includes TurboTax, Credit Karma, QuickBooks, and Mailchimp, is designed to help consumers and small businesses manage their finances, get and retain customers, save money, pay off debt, and do their taxes with ease and confidence so they receive the maximum refund they deserve. For those customers who have made the bold decision to become entrepreneurs and go into business for themselves, we are focused on helping them find and keep customers, get paid faster, pay their employees, manage and get access to capital, and ensure their books are done right.

The continuing evolution of artificial intelligence ("AI") is fundamentally reshaping our world and Intuit is taking advantage of this technological revolution to find new ways to deliver on our mission. Five years ago, we declared our strategy to be a global AI-driven expert platform and five strategic priorities, or "Big Bets," as the primary areas of focus to drive durable growth. We are investing heavily in our data and AI capabilities to deliver accelerated innovation where we and others can solve our customers' most important problems, and we are uniquely positioned for the next wave of transformation with generative AI given our rich data platform and established AI foundation.

Our Big Bets

1 **Revolutionizing speed to benefit:** When customers use our products and services, we use the power of data-driven customer insights to deliver value instantly and aim to make interactions with our offerings frictionless, without the need for customers to manually enter data. We are accelerating the application of AI to deliver breakthrough innovations to customers. We are also investing in other emerging technologies, such as decentralized technologies, with a goal to revolutionize the customer experience and help customers put more money in their pockets faster. This priority is foundational across our business, and execution against it positions us to succeed with our other four strategic priorities.

2 **Connecting people to experts:** The largest problem our customers face is lack of confidence to file their own taxes or to manage their books. To build their confidence, we connect our customers to experts. We offer customers access to experts to help them make important decisions and experts, such as accountants, gain access to new customers so they can grow their businesses. We are also expanding how we think about virtual experiences by broadening the segments we serve beyond tax and accounting, to play a more meaningful role in our customers' lives.

3 **Unlocking smart money decisions:** To address the challenges of crippling high-cost debt and lack of savings, we are creating a comprehensive, self-driving financial platform with Credit Karma that propels our customers forward wherever they are on their financial journey, so they can understand their financial picture, make smart financial decisions, and stick to their financial plan in the near and long term.

4 **Being the center of small business growth:** We are focused on helping customers grow their businesses by offering a broad, seamless set of tools that are designed to help them get and retain customers, get paid faster, manage and get access to capital, pay employees with confidence, and use third-party apps to help run their businesses. At the same time, we want to position ourselves to better serve product-based businesses to benefit customers who sell products through multiple channels.

5 **Disrupting the small business mid-market:** We aim to disrupt the mid-market with a tailor-made ecosystem of offerings. QuickBooks Online Advanced, as well as our workforce solutions, payments, and bill pay offerings, are designed to address the needs of small business customers with 10 to 100 employees. Additionally, Mailchimp's marketing platform enables mid-market businesses to digitally promote their business across email, social media, landing pages, ads, websites, and more, all from one place. These offerings enable us to increase retention of these larger customers and attract new mid-market customers who are over-served by available offerings.

As the external environment evolves, we continue to innovate and adapt our strategy and anticipate our customers' needs. For 40 years, we have been dedicated to developing innovative solutions that are designed to solve our customers' most important financial problems, are easy to use, and are available where and when customers need them. As a result, our customers actively recommend our products and solutions to others, which is one important way that we measure the success of our strategy.

Leadership Succession

During fiscal 2023, we announced several management transitions. These transitions were carried out consistent with our thoughtful and orderly approach to long-term leadership development and succession planning, which is overseen by our Compensation and Organizational Development Committee (the "Compensation Committee"). Michelle Clatterbuck stepped down from her role as Executive Vice President and Chief Financial Officer, effective July 31, 2023, and Sandeep Aujla assumed that role effective August 1, 2023. Effective September 5, 2023, Alex Chriss stepped down from his role as Executive Vice President and General Manager, Small Business & Self-Employed Group, and that role was assumed by Marianna Tessel, who served as Executive Vice President and Chief Technology Officer through September 5, 2023. Alex Balazs, who previously served as Chief Technology Architect, assumed the role of Executive Vice President and Chief Technology Officer effective September 5, 2023.

Corporate Responsibility Highlights

 Positive Impact on Climate	 Job Creation and Readiness	 Diversity, Equity and Inclusion
• Committed to reach net-zero GHG emissions across our operations and supply chain by fiscal 2040 • Reduced greenhouse gas emissions in communities by 495,000 metric tonnes (since 2018), exceeding our fiscal 2023 Climate Positive program goal	• Over 2,500,000 students better prepared for jobs through our Prosperity Hub School District Program since fiscal 2021 • Maintained over 18,000 seasonal and year-round jobs created in underserved communities through our Prosperity Hub Program since 2016	• Made progress on our representation goals of attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit • Perform pay equity analyses twice a year using independent, third-party vendors to reward employees with compensation that is market-competitive, fair and equitable across gender, race and ethnicity

See the Corporate Responsibility discussion in the Corporate Governance section below for more detail about our efforts and progress in these important areas.

Board Highlights

Our Board is committed to excellence in its governance practices, including with respect to the Board's composition. The Board and its Nominating and Governance Committee believe that a diverse and experienced board is important for reaching sound decisions that drive stockholder value. Our Board has undergone significant refreshment in recent years to provide for a diversity of backgrounds, perspectives, and skill sets. In the past year, our Board has appointed two new directors. Ryan Roslansky is the CEO of LinkedIn Corporation, an online professional network provider and a subsidiary of Microsoft Corporation, where he is recognized as a leader and expert in evolving products into a single, holistic, global ecosystem. Eric S. Yuan is the CEO and founder of Zoom Video Communications, an all-in-one intelligent collaboration platform, where he led and scaled the company from zero to greater than $4 billion in revenue in fewer than 12 years. Our 11 Board nominees represent a range of tenures, ages, genders, racial/ethnic backgrounds, and professional experience.

Board Diversity

The following charts reflect the tenure, age, gender and self-identified race/ethnicity of the nominees for our Board:



Tenure	Age	Gender	Race/Ethnicity
2 — 11+ Yrs	2 — ≤50	4 — Women	5 — Diverse[1]
4 — 0-5 Yrs	5 — 61+	7 — Men	6 — Other
5 — 6-10 Yrs	4 — 51–60		
Median: 6 Average: 9	Median: 55 Average: 58		

(1) As self-identified, Mr. Goodarzi is Middle Eastern, Ms. Liu is Asian, Ms. Mawakana is Black/African American, Mr. Vazquez is Latino/Hispanic, and Mr. Yuan is Asian.

Skills and Expertise

The following chart reflects the experience and expertise of the 11 nominees for our Board. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure.

 **Customer domain expertise - consumer, small business and self-employed**

8 director nominees

 **Go-to-market, digital marketing, partnerships and international expertise**

11 director nominees

 **Public company board experience (current and former)**

11 director nominees

 **Product domain expertise - SaaS, mobile, services and money innovation**

9 director nominees

 **Public policy/government relations**

5 director nominees

 **Financial acumen or expertise - CEO/CFO or audit committee experience**

11 director nominees

 **Technology domain expertise - Software development, cloud, data, AI, platform and cybersecurity**

9 director nominees

 **C-Suite experience (current and former)**

11 director nominees

 **Proven business acumen, collaboration and industry engagement**

11 director nominees



Board Nominees and Committee Membership

The following table provides summary information about each director nominee.

Director Nominee	Age	Director Since	Other Public Company Boards	Independent	Committee Memberships[1]			
					Acquisition	Audit and Risk	Compensation and Organizational Development	Nominating and Governance
Eve Burton Executive Vice President and Chief Legal Officer, The Hearst Corporation	65	2016	0	●		✓		C
Scott D. Cook Founder, Intuit Inc.	71	1984	0					
Richard L. Dalzell Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.	66	2015	0	●	C	✓		
Sasan K. Goodarzi President and Chief Executive Officer, Intuit Inc.	55	2019	1					
Deborah Liu Chief Executive Officer, President and Director, Ancestry.com LLC	47	2017	0	●	✓		✓	
Tekedra Mawakana Co-Chief Executive Officer, Waymo LLC	52	2020	0	●			✓	✓
Suzanne Nora Johnson Former Vice Chairman, The Goldman Sachs Group Independent Board Chair	66	2007	1	●			C	✓
Ryan Roslansky Chief Executive Officer, LinkedIn Corporation	45	2023	0	●	✓		✓	
Thomas Szkutak Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.	62	2018	0	●		C		✓
Raul Vazquez Chief Executive Officer and Director, Oportun Financial Corporation	52	2016	1	●	✓	✓		
Eric S. Yuan Founder, Chief Executive Officer and Director, Zoom Video Communications, Inc.	53	2023	1	●		✓		✓
Number of meetings in fiscal 2023					4	9	7	4

(1) Blue "C" indicates a committee chair.

Executive Compensation Highlights

Compensation Practices

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

What we do	What we don't do
✓ A significant portion of our senior executive officer compensation is in the form of incentives tied to achievement of predetermined performance measures.	✗ We do not allow directors or employees (including executive officers) to pledge Intuit stock or engage in hedging transactions involving Intuit stock.
✓ We have a "clawback" policy that covers performance-based equity awards and cash bonus payments made to our senior executive officers.	✗ We do not provide supplemental company-paid retirement benefits designed for executive officers.
✓ We have robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors.	✗ We do not provide any excise tax "gross-up" payments.
✓ RSUs and PSUs granted to the CEO include an additional mandatory one-year holding period after vesting.	✗ We do not reprice stock options.
✓ Half the value of equity grants to executive officers is in the form of PSUs that require above-median TSR (60th percentile) to earn a target award.	✗ We do not provide multi-year guaranteed cash incentive awards.
✓ We use a mix of relative and absolute performance metrics in our incentive awards.	✗ Our equity plan does not permit "evergreen" replenishment of the shares without stockholder approval.

Performance-Based Payouts

Our executive compensation programs are designed to reward both short- and long-term growth in the revenue and profitability of our business, total stockholder return ("TSR") that compares favorably to the TSR of certain peer companies, and progress on goals to deliver for our True North stakeholders, including environmental, social and governance ("ESG") goals. As shown below, the vast majority of fiscal 2023 compensation for our Named Executive Officers was performance-based.

CEO Total Direct Compensation(1)


4%
Base Salary
8%
Incentive Cash
42%
PSUs
23%
RSUs
23%
Options
96%
Performance-Based

Other NEOs Total Direct Compensation(1)(2)


5-6%
Base Salary
5-6%
Incentive Cash
44-45%
PSUs
22-23%
RSUs
22-23%
Options
94-95%
Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout and equity awards granted during fiscal 2023. Consistent with disclosure in the Fiscal Year 2023 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the PSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2023.

(2) Excludes Ms. Clatterbuck, who transitioned to a new role effective July 31, 2023 and her fiscal 2023 compensation information reflects the compensation decisions announced in February 2023 relating to this transition. The Compensation Committee did not grant any equity to Ms. Clatterbuck in fiscal 2023.

Consistent with our compensation objectives, our Named Executive Officers were provided the following base salaries, cash incentives and equity incentives in fiscal 2023:

Name and Position	Salary ($)	Cash Incentive ($)	Long-Term Equity Incentives			Total ($)
			Option Awards ($)	RSUs ($)	PSUs ($)	
Sasan K. Goodarzi **President and Chief Executive Officer**	1,100,000	1,980,000	6,375,096	6,375,445	11,464,888	27,295,429
Michelle M. Clatterbuck[1] **Executive Vice President and** **Chief Financial Officer** (through July 31, 2023)	770,000	693,000	–	–	–	1,463,000
J. Alexander Chriss **Executive Vice President and** **General Manager, Small Business &** **Self-Employed Group** (through September 5, 2023)	770,000	831,600	3,375,059	3,375,411	6,750,282	15,102,352
Laura A. Fennell **Executive Vice President and** **Chief People & Places Officer**	770,000	831,600	2,875,127	2,875,405	5,750,204	13,102,336
Marianna Tessel **Executive Vice President and** **Chief Technology Officer** (through September 5, 2023), **Executive Vice President and** **General Manager, Small Business &** **Self-Employed Group** (effective September 5, 2023)	770,000	831,600	3,625,026	3,625,166	7,250,322	16,102,114

(1) Ms. Clatterbuck transitioned to a new role effective July 31, 2023, under the terms of a transition agreement entered into in February 2023. Ms. Clatterbuck's fiscal 2023 compensation information reflects this transition. Since Ms. Clatterbuck's fiscal 2024 compensation was agreed to and set forth in her transition agreement, the Compensation Committee did not make any compensation decisions for Ms. Clatterbuck in July 2023 and in particular did not make any grants of new long-term equity incentives. See the description of her transition and related compensation in the Compensation Discussion and Analysis for more information.

The table above excludes the fair value of matching RSUs granted to executive officers under the Management Stock Purchase Program. It also excludes certain items that are reflected as "All Other Compensation" in the Fiscal Year 2023 Summary Compensation Table. These items are not typically considered in the Compensation Committee's deliberations regarding annual compensation for our senior executives because the amounts are non-recurring, not material, or both, or the benefits are available to a large group of employees. For a complete discussion of our executive compensation program, see Compensation Discussion and Analysis and the Executive Compensation Tables below.

Stockholder Value Delivered

As shown below, over the last five fiscal years, Intuit's cumulative total return exceeded both the broader market (based on a comparison against the S&P 500 Index) and, in four of those years, the overall technology sector (based on a comparison against the Morgan Stanley Technology Index).

The graph assumes that $100 was invested in Intuit common stock and in each of the other indices on July 31, 2018, and that all dividends were reinvested. The comparisons in the graph below are based on historical data — with Intuit common stock prices based on the closing price on the dates indicated — and are not intended to forecast the possible future performance of Intuit's common stock.

Comparison of Five-Year Cumulative Total Return



Stockholder Engagement

We regularly assess our corporate governance and compensation practices. As part of this assessment, we proactively engage with our stockholders to ensure their perspectives are considered by the Board. Since our 2023 Annual Meeting, we invited the holders of approximately 51% of our shares to meet with us to discuss, among other things, our corporate governance, executive compensation practices, ESG matters and DEI initiatives. Investors holding approximately 34% of our outstanding shares accepted the invitation to meet with our management team (and, at times, our Board Chair) to discuss these important matters.

During the fall fiscal 2024 outreach, we discussed the following topics with stockholders:

- Risk management program overseen by the Board, including risks relating to cybersecurity, AI, and ESG matters
- Our governance approach to the use of AI in our business, including our responsible AI principles
- Board oversight of human capital matters, such as employee engagement and attracting, engaging and retaining top talent
- Board diversity, skills, refreshment, evaluation, structure and composition

- Board oversight of acquisition and integration risks
- Our DEI efforts, including the diversity of our workforce and pay equity matters, our strategies to achieve our workforce representation goals, and related progress and disclosures
- Our climate initiatives, including our net-zero emissions goals and strategies to achieve them, and related disclosures
- Our approach to executive compensation and alignment between our strategy and our executive compensation practices

See the Stockholder Engagement discussion in the Corporate Governance section below for more detail about our stockholder engagement program, including a summary of the feedback we received during those meetings.

Corporate Governance

Corporate Governance Practices

Intuit is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate this commitment, including those summarized below.

Independence

- Independent Board Chair
- All non-employee directors are independent
- Independent directors meet regularly in executive session
- All members of the Board's four standing committees are independent
- Commitment to Board refreshment, with two new independent directors added in the last year

Stockholder Engagement

- Long-standing, proactive and robust stockholder engagement program, including director participation
- Our bylaws provide stockholders with a proxy access right
- Stockholders may act by written consent

Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve Named Executive Officer compensation
- Annual Board evaluation of CEO performance
- Cash bonuses and equity awards are subject to clawback

Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors
- Prohibition against director and employee (including officer) hedging and pledging of Intuit stock
- Single class of stock with equal voting rights

🫱 Board Practices

- Board Chair and CEO roles held by two different people
- Corporate Governance Principles that are publicly available and reviewed annually
- Board composition reflects diversity of gender, race, ethnicity, skills, tenure and experience
- Director recruitment process requires a pool of candidates with a diversity of gender, race and ethnicity, among other backgrounds and experiences
- Rigorous annual Board and committee self-evaluation process facilitated by an independent third party
- Annual review of management succession planning and senior leadership development
- Regular review of cybersecurity and other significant risks to Intuit

⚖️ Ethics Practices

- Code of Conduct & Ethics for employees that is monitored by Intuit's ethics office and overseen by the General Counsel
- Code of Ethics that applies to all Board members
- Ethics hotline that is available to all employees as well as third parties
- Non-retaliation policy for reporting ethics concerns
- Audit and Risk Committee reviews complaints regarding accounting, internal accounting controls, auditing and federal securities law matters

🔍 Transparency and Responsibility

- Nominating and Governance Committee oversees corporate responsibility and reviews ESG matters
- Compensation and Organizational Development Committee oversees DEI initiatives in support of organizational development
- Annual Corporate Responsibility Report (reporting under Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and TCFD frameworks) and dedicated website disclosing ESG practices, including with respect to DEI, job creation and job readiness, positive impact on climate, and pay and promotion equity (https://www.intuit.com/company/corporate-responsibility/)
- Standalone DEI report and website disclosing DEI matters (https://www.intuit.com/company/diversity/)
- Detailed financial reporting and proxy statement disclosure designed to be clear and understandable

- Dedicated website disclosing responsible AI principles that guide how we operate and scale our AI-driven expert platform (https://www.intuit.com/privacy/responsible-ai/)
- Public disclosure of Corporate Governance Principles, Board Code of Ethics, Bylaws, Board committee charters, Code of Conduct & Ethics, EEO-1 forms, CDP climate questionnaires, corporate tax policy, global human rights policy and other documents (https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx)
- Voluntary website disclosure regarding Intuit's political expenditures, political accountability policy and positions on public policy issues that impact the way we serve our customers (https://investors.intuit.com/corporate-governance/political-accountability/default.aspx)

Board Responsibilities and Structure

The Board's Role

The Board oversees management's performance on behalf of Intuit's stockholders. The Board's primary responsibilities are to:

Monitor management's performance to assess whether Intuit is operating in an effective, efficient and ethical manner in order to create value for Intuit's stockholders	Periodically review Intuit's long-range strategic plan, business initiatives, enterprise risk management, capital projects and budget matters	Oversee long-term succession planning, and select, oversee and determine compensation for the CEO

The Board's Role in Strategy

Our Board recognizes the importance of designing our overall business strategy to create long-term, sustainable value for Intuit stockholders. As a result, the Board maintains an active oversight role in helping management formulate, plan and implement Intuit's strategy. Specifically, the Board has a robust annual strategic planning process that includes developing and reviewing elements of our business and financial plans, strategies, and near- and long-term initiatives. This annual process includes a full-day Board session to review Intuit's overall strategy with our senior leadership team. In addition, every year, the Board reviews Intuit's three-year financial plan, which serves as the basis for the annual operating plan for the upcoming year.

The Board considers the progress of and challenges to Intuit's strategy, as well as related risks, throughout the year. At each regularly scheduled Board meeting, the CEO has an executive session with the Board to discuss strategic and other significant business developments since the last meeting.

Board Oversight of Risk

The full Board regularly reviews Intuit's significant risks, oversees our risk management program and delegates certain risk oversight responsibilities to Board committees. Management is responsible for balancing risk and opportunity in support of Intuit's objectives, and carries out the daily processes, controls and practices of our risk management program — many of which are embedded in our operations, including our disclosure controls and procedures.

Our Enterprise Risk Management ("ERM") program is intended to review and address Intuit's critical enterprise risks, including strategic, technology, financial, compliance and operational risks. Intuit's Chief Compliance Officer, who reports to our General Counsel, facilitates the ERM program. As part of our ERM process, management annually identifies, assesses, prioritizes and develops mitigation plans for Intuit's top risks over short- and longer-term time horizons. These plans are reviewed annually with the full Board and, throughout the year, the standing committees of the Board review the risk management activities under their purview and report to the full Board as appropriate. From time to time, the Board, its committees or management will consult with third-party advisors on particular risks.

The Board

- Maintains direct oversight of our strategic risk exposure as part of its responsibility to oversee corporate strategy. The Board believes it currently benefits from review and discussion of this risk exposure among all directors and that this oversight role is appropriate given the collective breadth and depth of experience of our Board members.

- Regularly reviews and discusses significant risks with management, including through the annual strategic planning process and reviews of annual operating plans, financial performance, merger and acquisition opportunities, market environment updates, legal and regulatory developments, international business activities, and presentations on specific risks

- Considers regular reports from each committee regarding risk matters under its purview

Acquisition Committee

Reviews risks associated with Intuit's acquisition, divestiture and investment activities and the strategy and business models of acquisition candidates

Audit and Risk Committee

- Has primary responsibility for overseeing our ERM program
- Receives a quarterly report from the Chief Compliance Officer on Intuit's top risk areas and the progress of the ERM program
- Oversees particular risks, such as financial management, privacy, cybersecurity and fraud

- Annually reviews our ERM policies and processes, and from time to time separately reviews the Board's approach to risk oversight
- Oversees our ethics and compliance programs, including our Code of Conduct & Ethics and the Board Code of Ethics

Compensation and Organizational Development Committee

- Reviews risks associated with our compensation programs, policies and practices, both for executives in particular and for employees generally
- Oversees DEI initiatives in support of organizational development
- Assists the Board in its oversight of stockholder engagement on executive compensation matters

- Oversees succession planning and senior leadership development
- Oversees organizational development activities and human capital management, including management depth and strength assessment; leadership development; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; and pay equity

Nominating and Governance Committee

- Reviews risks associated with corporate governance
- Oversees overall board effectiveness, including identifying and recruiting diverse members with appropriate skills, experience and characteristics
- Annually reviews and approves our Political Accountability Policy

- Oversees our corporate responsibility risks and practices and discusses with management periodic reports on the company's (i) progress on ESG matters and (ii) communications with stockholders and other stakeholders regarding these matters
- Assists the Board in its oversight of our engagement with stockholders

Oversight of Cybersecurity

The Audit and Risk Committee receives regular, quarterly reports from our Chief Information Security and Fraud Officer and a cross-functional cybersecurity, compliance, risk and fraud prevention team on cybersecurity and anti-fraud efforts, including the status of projects to strengthen our security systems and improve incident readiness, existing and emerging threat landscapes, and results of third-party assessments.

Oversight of Environmental, Social and Governance (ESG) Risks

The Board has been highly engaged with management on the evolution of Intuit's ESG practices and reporting. The Board oversees the assessment of ESG risks as part of the development of our overall long-term strategy. Given our cross-functional approach to ESG, ESG oversight responsibility is allocated across the Board's committees based on their areas of expertise. The Compensation Committee oversees our DEI initiatives in support of organizational development, including pay equity, and considers our True North goals relating to workforce diversity in making executive compensation decisions. The Nominating and Governance Committee oversees our corporate responsibility strategy and goals, including sustainability and social matters. The Audit and Risk Committee oversees our cybersecurity and anti-fraud practices, as well as our disclosure practices relating to ESG.

Board Leadership Structure

Each year, the Board appoints a Board Chair, reviews its leadership structure and determines whether, at the time, it is in the best interests of Intuit and our stockholders for the roles of Board Chair and CEO to be held by the same person or by different people. When the same person serves as both Board Chair and CEO, the independent directors are required to appoint a Lead Independent Director. When the roles are separated, the Board in its discretion may appoint a Lead Independent Director.

Currently, the roles of Board Chair and CEO are separated. While separation of the Board Chair and CEO roles is not required under our bylaws or Corporate Governance Principles, the Board believes that at this time it is appropriate for us and in the best interests of Intuit and our stockholders. In particular, the Board believes this structure provides an effective balance between strong company leadership and oversight by independent directors with expertise from outside the company, and enables Mr. Goodarzi to focus his attention on our business strategy and operations.

In October 2023, Ms. Nora Johnson was re-appointed as Board Chair. At this time, the Board has determined that it is not necessary to appoint a Lead Independent Director given that Ms. Nora Johnson is an independent director.

Role of the Board Chair



Ms. Nora Johnson serves as Board Chair and her responsibilities in that role include:

- **Presiding at meetings of the Board**, including executive sessions of the independent directors, which occur at least quarterly
- **Approving the agenda for Board** meetings (in consultation with the CEO) and the schedule for Board meetings to provide sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Conducting the annual board evaluation** with an independent third-party at the direction of the Nominating and Governance Committee
- **Being available** for consultations and communications with stockholders as appropriate
- **Calling executive sessions** of the independent directors
- **Facilitating the critical flow of information** between the Board and senior management
- **Calling special meetings** of the Board and stockholders

Board, Committee and Annual Stockholder Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The Board held four meetings during fiscal 2023.

The Board expects that all directors will prepare for, attend and participate in all Board and applicable committee meetings, and will see that other commitments do not materially interfere with their service on the Board.

During fiscal 2023, all current directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served, with the exception of Mr. Yuan, who attended 60% of the meetings held since he joined the Board on May 4, 2023. Mr. Yuan's absences were due to an illness in July 2023, which caused him to be unable to attend two committee meetings held on the same day.

Our Corporate Governance Principles encourage all directors to attend our Annual Meeting of Stockholders. Nine of the 12 directors who were serving at the time of the 2023 Annual Meeting of Stockholders attended that meeting.

Director Independence

To be considered independent under Nasdaq rules, a director may not be employed by Intuit or engage in certain types of business dealings with Intuit. The Nominating and Governance Committee and the full Board annually review relevant transactions, relationships and arrangements that may affect the independence of our Board members. As required by Nasdaq rules, the Board also makes a determination that, in its opinion, no relationship exists that would interfere with any independent director's exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board reviews, discusses information provided by the directors and by Intuit with regard to each director's business and personal activities as they relate to Intuit, its management and the Board.

The Board also considers the tenure of a director and whether the duration of service could impact the director's independence from management, including the director's engagement with management and the effectiveness of the director's participation in Board and committee deliberations. The Board believes that a balanced mix of board tenures is effective in providing oversight and that our longer-serving directors with extensive relevant experience and institutional knowledge bring critical skills to the boardroom. In particular, the Board believes that given the size of our company, the breadth of our offerings, and the increasing regulatory complexity that we face (in critical areas like financial services), our longer-tenured directors bring a longer-term understanding of the company and the risks that we face.

Upon review of these relationships and other information provided by our directors and director nominees, the Board determined that there are no relationships that would interfere with the exercise of independent judgment by Intuit's independent directors in carrying out their responsibilities as directors, and that the following directors and director nominees are independent: Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Ms. Nora Johnson, Mr. Roslansky, Mr. Szkutak, Mr. Vazquez, and Mr. Yuan. The Board also determined that former directors, Dennis D. Powell and Jeff Weiner, were independent during the time they served on the Board in fiscal 2023.

At each regularly scheduled meeting of the Board and its Committees, independent Board members meet in closed session without any company management present. The independent Board members also meet to review the CEO's performance evaluation and compensation decisions, at the direction of the Compensation Committee.

Qualifications of Directors

The Nominating and Governance Committee believes that all nominees for Board membership should possess:

- the highest ethics, integrity and values
- an inquisitive and objective perspective, practical wisdom and mature judgment
- broad, high-level experience in business, technology, government, education or public policy
- a commitment to representing the long-term interests of Intuit's stockholders
- sufficient time to carry out the duties of an Intuit director

When evaluating candidates for director, the Nominating and Governance Committee considers the full range of skills it has determined should be represented on the Board, as shown in Proposal 1. The committee also considers other factors, such as independence, diversity, expertise, specific skills and other qualities that may contribute to the Board's overall effectiveness. The committee may engage third-party search firms to assist in identifying and evaluating Board candidates.

The Board and the Nominating and Governance Committee seek nominees with a diverse set of skills and personal characteristics that will complement the skills, personal characteristics and experience of our existing directors and provide an overall balance of perspectives and backgrounds. The committee will include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race and ethnicity, among other backgrounds and experiences. In selecting nominees, the committee looks for individuals with varied professional experience, backgrounds, knowledge, skills and viewpoints in order to build and maintain a board that, as a whole, provides effective oversight of management. As part of its annual evaluation process, the committee assesses its ability to build an effective and diverse board.

Stockholder Recommendations of Director Candidates

Our Nominating and Governance Committee will consider director candidates recommended by stockholders. You may find our Corporate Governance Principles, which outline our Board membership criteria, at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. Any stockholder who wishes to recommend a candidate for the committee's consideration should submit the candidate's name and qualifications via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail to the Nominating and Governance Committee, c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The committee's policy is to evaluate candidates properly recommended by stockholders in the same manner it evaluates candidates recommended by management or current Board members.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials. For additional information, see Stockholder Proposals and Nominations for the 2025 Annual Meeting of Stockholders.

Service on Other Boards and Job Changes

Each director is expected to see that their other existing and planned future commitments do not materially interfere with their service on the Board. Directors generally may not serve on the boards of more than five public companies, including Intuit's Board. In fiscal year 2023, none of our directors served on more than one other public company board at the same time that they served on our Board.

Any director who has a principal job change, including retirement, must offer to submit a letter of resignation to the Board Chair. The Board, in consultation with the Nominating and Governance Committee, will determine whether to accept or reject any such resignation offer after considering whether the composition of the Board remains appropriate under the new circumstances.

Board Committees and Charters

The Board has delegated certain responsibilities and authority to its four standing committees: Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee, and Nominating and Governance Committee. Committees report regularly to the full Board on their activities and actions.

Each committee has a charter that it reviews annually, making recommendations to the Board for any charter revisions that might be needed to reflect evolving best practices and stock exchange or other requirements. All four committee charters are available on our website at https://investors.intuit.com/corporate-governance/committee-composition/default.aspx. The members of each committee are independent and appointed by the Board based on recommendations of the Nominating and Governance Committee. Committee members have the opportunity to meet in closed session, without management present, during each committee meeting.

Acquisition Committee

NUMBER OF MEETINGS HELD IN FISCAL 2023: 4

CURRENT MEMBERS:

Richard L. Dalzell (Chair)
Deborah Liu
Ryan Roslansky
Raul Vazquez

The Acquisition Committee reviews and approves acquisition, divestiture and investment transactions proposed by Intuit's management if the total amount to be paid or received by Intuit meets certain requirements that are established by the Board from time to time.

Audit and Risk Committee

NUMBER OF MEETINGS HELD IN FISCAL 2023: 9

CURRENT MEMBERS:

Thomas Szkutak (Chair)
Eve Burton
Richard L. Dalzell
Raul Vazquez
Eric S. Yuan

The Audit and Risk Committee's responsibilities include:

- representing and assisting the Board in its oversight of Intuit's financial reporting, internal controls and audit functions;

- selecting, evaluating, retaining, compensating and overseeing Intuit's independent registered public accounting firm;

- overseeing cybersecurity and other risks relevant to our information technology environment, including by receiving regular cybersecurity updates from Intuit's management team; and

- receiving and reviewing periodic reports from management regarding Intuit's ethics and compliance programs.

Our Board has determined that each member of the Audit and Risk Committee is both independent (as defined under applicable Nasdaq listing standards and SEC rules related to audit committee members) and financially literate (as required by Nasdaq listing standards). The Board also has determined that each of Mr. Szkutak, Mr. Vazquez, and Mr. Yuan qualifies as an "audit committee financial expert" as defined by SEC rules, and has "financial sophistication" in accordance with Nasdaq listing standards.

The Audit and Risk Committee held closed sessions with our independent registered public accounting firm, Ernst & Young LLP, during all of its regularly scheduled meetings in fiscal 2023.

Compensation and Organizational Development Committee

NUMBER OF MEETINGS HELD IN
FISCAL 2023: **7**

CURRENT MEMBERS:

Suzanne Nora Johnson (Chair)
Deborah Liu
Tekedra Mawakana
Ryan Roslansky

The responsibilities of the Compensation Committee include:

- assisting the Board in reviewing and approving executive compensation and in overseeing organizational and management development for executive officers and other Intuit employees;
- together with the CEO and the Chief People & Places Officer, periodically reviewing Intuit's key management personnel from the perspectives of leadership development, organizational development and succession planning;
- evaluating Intuit's strategies for hiring, developing and retaining executives in an increasingly competitive environment, with the goal of creating and growing Intuit's "bench strength" at senior executive levels;
- annually reviewing our non-employee director compensation programs and making recommendations on the programs to the Board;
- overseeing our stock compensation programs;
- overseeing broader organizational development activities and human capital management, including management depth and strength assessment; company-wide organization and talent assessment; employee recruitment, engagement and retention;

workplace environment and culture; employee health and safety; and pay equity; and

- overseeing our DEI initiatives in support of organizational development.

For more information on the responsibilities and activities of the Compensation Committee, including its processes for determining executive compensation, see the "Compensation and Organizational Development Committee Report" and "Compensation Discussion and Analysis" below, particularly the discussion of the "Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations." The Compensation Committee may delegate any of its responsibilities to subcommittees or to management as the committee may deem appropriate in its sole discretion.

Each member of the Compensation Committee is independent under Nasdaq listing standards applicable to compensation committee members and a "Non-Employee Director," as defined in SEC Rule 16b-3. During fiscal 2023, the Compensation Committee held closed sessions with the independent compensation consultant during all of its regularly scheduled meetings.

Nominating and Governance Committee

NUMBER OF MEETINGS HELD IN
FISCAL 2023: **4**

CURRENT MEMBERS:

Eve Burton (Chair)
Tekedra Mawakana
Suzanne Nora Johnson
Thomas Szkutak
Eric S. Yuan

The Nominating and Governance Committee's responsibilities include:

- reviewing and making recommendations to the Board regarding Board composition and our governance standards;
- evaluating the skills, experience, diversity and other characteristics that are appropriate to promote the effectiveness of the Board;
- identifying and evaluating candidates for director;
- overseeing our Political Accountability Policy, Corporate Governance Principles, and Board Code of Ethics, and reviewing each of these documents on an annual basis;
- overseeing Intuit's practices relating to corporate responsibility, including environmental, sustainability and social matters, and

discussing with management periodic reports on the company's (i) progress on ESG matters and (ii) communications with stockholders and other stakeholders regarding these matters;

- overseeing orientation and continuing education for directors; and
- assisting the Board's oversight of the company's engagement with stockholders.

From time to time, the committee retains a third-party search firm to help identify potential director candidates.

Our Board has determined that each member of the Nominating and Governance Committee is independent, as defined under applicable Nasdaq listing standards.

Annual Board Evaluation

Each year, our Board members assess the performance of the Board and its committees, including evaluation of:

Topics covered by the Board during the year	Board culture and structure	Board processes	Information and resources received by the Board	Effectiveness of each Board committee

The Nominating and Governance Committee oversees this process, which is led by the Board Chair and facilitated by an independent third party.

The evaluation process

1 Each Board member assesses the performance of the Board as a whole and the other directors.

2 Each Board member assesses the performance of the committees, including how well each committee keeps the full Board informed.

3 Each committee member assesses the performance of each committee on which he or she sits, including by evaluating the specific areas over which the committee has oversight responsibility.

4 Board members meet individually with the Board Chair and the independent third party to discuss their assessments and to provide further feedback.

5 The Board Chair and the independent third party share feedback received with individual directors, the Nominating and Governance Committee and the full Board.

6 The full Board reviews and discusses the feedback.

How results are used

by the Board, to identify skills, expertise, experience or other characteristics that may be desirable in new Board candidates

by the Board, to identify each director's strengths and areas of opportunity and to provide insight into how each Board member can be most valuable to Intuit

by the Board, to continually improve governance processes, including the flow of information from committees to the Board and the evaluation process itself

by all Board committees, to evolve meeting agendas so the information they receive enables them to effectively address the issues they consider most critical

by the Nominating and Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the Board

Transactions with Related Persons

The Audit and Risk Committee is responsible for reviewing, and approving or ratifying, as appropriate, transactions between Intuit (or one of our subsidiaries) and any "related person" of Intuit. Under SEC rules, "related persons" include directors, officers, nominees for director, 5% stockholders, and any of their respective immediate family members. The Audit and Risk Committee has adopted a written policy, which is described below, to evaluate these transactions for approval or ratification.

Identifying related persons. We collect and update information about our directors, executive officers, individuals related to them and their respective affiliated entities through annual Director & Officer Questionnaires and quarterly director and executive officer affiliation summaries. Directors and executives provide the names of their immediate family members as well as the entities with which they and their immediate family members are affiliated, including board memberships, executive officer positions and charitable organizations.

Audit and Risk Committee annual pre-approval. On an annual basis, Intuit's accounting, procurement and legal departments prepare requests for pre-approval of transactions or relationships involving related persons or parties with which Intuit is expected to do business during the upcoming fiscal year. The Audit and Risk Committee reviews these requests during its regular fourth quarter meeting and generally pre-approves annual spending and/or revenue levels for each transaction or relationship.

Periodic approvals. During the year, the list of known related persons is circulated to appropriate Intuit employees and is used to identify transactions with related persons. If we identify an actual or potential transaction with a related person that was not pre-approved by the Audit and Risk Committee, Intuit's legal department collects information regarding the transaction, including the identity of the other party, the value of the transaction, and the size and significance of the transaction to both Intuit and the other party. This information is provided to the Audit and Risk Committee, which in its discretion may approve, ratify, rescind, place conditions upon, or take any other action with respect to the transaction.

Monitoring approved transactions and relationships. Following approval by the Audit and Risk Committee, Intuit employees review and monitor the "related person" transactions and relationships from time to time. If transaction levels approach the approved limits, a new approval request is submitted to the Audit and Risk Committee for review at its next meeting.

Since the beginning of fiscal 2023, there have been no transactions, and there currently are no proposed transactions, in excess of $120,000 between Intuit (or one of our subsidiaries) and a related person in which the related person had or will have a direct or indirect material interest.

Stockholder Engagement

Intuit regularly engages with stockholders to better understand their perspectives. During fiscal 2023, we held discussions with many of our largest stockholders during scheduled events, including our 2023 Annual Meeting of Stockholders and our annual investor day ("Investor Day"), as well as in regularly held private meetings throughout the year.

Investor Day

In September 2023, we hosted our annual Investor Day at our offices in Mountain View, California. This program gave stockholders the opportunity to hear directly from our management team about Intuit's performance in fiscal 2023, as well as our short- and long-term growth strategies and financial principles. Stockholders that attended were able to ask questions of management. Intuit's leadership team also presented product demonstrations aligned to each of our "Big Bet" strategic initiatives. Virtual presentations from our corporate responsibility and DEI leaders were also available. The Investor Day materials can be viewed at https://investors.intuit.com/events-and-presentations/event-details/2023/Intuit-Investor-Day-2023/default.aspx.

Investor Outreach

Members of the management team and, at times, the Board Chair regularly hold private meetings with stockholders to discuss their perspectives and solicit feedback on various topics.

Outreach Summary

During our fall fiscal 2024 outreach	**Invited holders of** **51%** of our outstanding shares to meet with us	**Holders of** **34%** of our outstanding shares accepted our invitation	**Representative discussion topics** • Corporate governance • Executive compensation • ESG matters • DEI initiatives
Discussions covered a wide range of topics	• Risk management program overseen by the Board, including risks relating to cybersecurity, AI, and ESG matters • Our governance approach to the use of AI in our business, including our responsible AI principles • Board oversight of human capital matters, such as employee engagement and attracting, engaging and retaining top talent • Board diversity, skills, refreshment, evaluation, structure and composition • Board oversight of acquisition and integration risks		• Our DEI efforts, including the diversity of our workforce and pay equity matters, our strategies to achieve our workforce representation goals, and related progress and disclosures • Our climate initiatives, including our net-zero emissions goals and strategies to achieve them, and related disclosures • Our approach to executive compensation and alignment between our strategy and our executive compensation practices
Stockholder feedback informs meaningful Board action	In general, feedback from our stockholders regarding our executive compensation, ESG, DEI and corporate governance practices is positive. The Board carefully considers the feedback from stockholders and has incorporated it where appropriate. Some examples over the last several years include: **Enhanced Public Reporting** • Publicly disclosing responsible AI principles that guide how we operate and scale our AI-driven expert platform • Beginning to report climate data against the TCFD framework • Providing more robust disclosures about the key skills and expertise of our Board members • Expanding our corporate responsibility disclosures to include our ESG goals and our progress on them • Making our EEO-1 reports publicly available on our investor relations website • Publishing a standalone DEI report and a dedicated webpage disclosing our DEI strategy and goals • Providing an update on our corporate responsibility and DEI strategies and goals at our annual Investor Day, delivered by our executives in charge of these important areas • Disclosing the self-identified race and ethnicity data of our Board members and workforce		**Meaningful Action to Drive Change** • Setting and disclosing science-based net-zero emissions targets • Amending the Nominating and Governance Committee charter to affirm that it will include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race and ethnicity **Expanded Board Oversight Disclosures** • Amending the charter of our Nominating and Governance Committee to explicitly provide for that committee's oversight of corporate responsibility, including ESG matters • Amending the charter of our Compensation Committee to explicitly provide for that committee's oversight of DEI matters in support of organizational development • Expanding our proxy and other disclosures, including, for example, to provide more information about Board oversight of corporate responsibility, human capital, DEI, cybersecurity and corporate culture

We will continue to engage with our stockholders on a regular basis in order to understand their perspectives and incorporate their feedback, as appropriate, on our performance, business strategies, executive compensation programs and corporate governance practices.

Stockholder Communications with the Board

Any stockholder may communicate with the entire Board or individual directors through our Corporate Secretary via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The Board has instructed the Corporate Secretary to review this correspondence and determine whether matters submitted are appropriate for Board consideration. The stockholder communications determined to be appropriate for Board consideration are reviewed by the Nominating and Governance Committee on behalf of the Board. The Corporate Secretary may forward certain communications elsewhere in the company for review and possible response. Communications such as product or commercial inquiries or complaints, job inquiries, surveys, business solicitations, advertisements, or patently offensive or otherwise inappropriate material are not forwarded to the Board.

Corporate Responsibility

Intuit's mission is to power prosperity around the world, and part of that is supporting underserved communities. Our work goes beyond our products, as we see our global customers facing a myriad of challenges. Intuit is committed to using our products, unique expertise, and scale to have a positive impact on communities around the world. To help power prosperity for those who need it most, our corporate responsibility strategy is aligned to our mission, our values and our True North goals, bold goals and Big Bet strategic priorities. We hold ourselves accountable to this strategy by setting measurable True North goals. The Board and its committees oversee our corporate responsibility strategy, which includes our sustainability, job creation, job readiness and DEI initiatives.

 ## Positive Impact on Climate

Intuit has long been focused on making a positive impact on climate, a significant issue that we believe directly affects prosperity. We take a holistic approach to climate and sustainability, driving initiatives both internally within our operational footprint and supply chain, and externally in the communities we serve. In fiscal 2023, we took a bold step forward in our climate journey by committing to reach net-zero greenhouse gas (GHG) emissions across our operations and supply chain by fiscal 2040. This target has been validated by the Science Based Targets initiative (SBTi), a global body that enables businesses to set ambitious emissions reduction targets in line with the latest climate science. Our commitment is also aligned with the Paris Climate Accords, an international treaty on climate change that calls for net-zero global emissions by 2050. With our long-term net-zero target, our aim is to decarbonize our business operations footprint 10 years ahead of when climate scientists predict we must reach planet-wide net-zero emissions. SBTi's validation of our net-zero targets is a critical milestone in our commitment to sustainability.

Committed to reach

net-zero GHG emissions

by fiscal 2040, including Scopes 1, 2 and 3

In addition to this net-zero commitment, we've built our Climate Positive program, designed to benefit the communities where we live and work. For four years, we've been expanding the program to drive innovative and impactful carbon reduction projects that also provide socioeconomic benefits in underserved communities. As part of our Climate Positive program, we set a goal to drive an additional 2,000,000 metric tonnes (MT) reduction of carbon dioxide equivalent emissions by 2030 by catalyzing climate action in partnership with our employees and the communities we serve. We previously referred to this as our 50x by 30 program — the metric and our goal have not changed with the renaming of this program. By the end of fiscal 2023, we reduced greenhouse gas emissions in communities by 495,000 metric tonnes (since 2018), exceeding our fiscal 2023 goal of 400,000 metric tonnes.

 ## Job Readiness

We are committed to providing the education and training that prepares students for a prosperous tomorrow. Developing personal finance, entrepreneurial finance, and durable skills is crucial for a successful future and will help students be prepared to address life's challenges. Through our Prosperity Hub School District program, we offer Intuit's entrepreneurial and educational content, teacher professional development, and programs from our strategic partners free of charge to underserved school districts to help address educational equity issues. Our training programs help students develop and certify the durable skills that employers seek and support educators in their ongoing efforts to teach these critical topics in their curriculum and beyond. Since fiscal 2021, we have partnered with 21 school districts across eight countries, better preparing over 2,500,000 students for jobs, exceeding our fiscal 2023 cumulative goal of 2,200,000 students.

Since 2021, better prepared more than

2,500,000 students

for jobs

 # Job Creation

We believe that talent is dispersed equally, but the opportunity to prosper is not. Rapid technological, environmental, and societal shifts are driving rising inequality in communities across the globe, leading to a lack of job opportunities in many communities today. Our Prosperity Hub Program works to address these challenges by creating job opportunities in underserved communities. Working with key customer success partner-employers, we hire, train, and retain talent to provide domain and product expertise supporting our offerings. We launched our first Prosperity Hub in 2016 and, in fiscal 2023, our Prosperity Hubs had maintained over 18,200 seasonal and year-round jobs created in these communities. While these jobs generated over $195,000,000 of economic impact in underserved communities, we fell short of our fiscal 2023 job creation goal due to a decline in overall US federal income tax returns and fewer customers needing support.

 # Diversity, Equity and Inclusion

Since our founding, we've put our people first. Our DEI initiatives underscore this commitment. We seek diverse perspectives, and we believe in helping our employees do the best work of their lives. This includes fully integrating inclusion and equity into how we operate as a business. And we continue to find new ways to foster a culture that's as diverse as our customers and the communities we serve. We align our DEI work with our mission to power prosperity for our diverse customers, and we measure the success of that work against our True North Goals. Our representation initiatives focus on attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit. While these goals focus on our long-term vision of a workforce that reflects the diversity of our customers, they are aspirational and we do not set quotas or make employment decisions based on an individual's identity. Our Chief Diversity, Equity & Inclusion Officer leads a dedicated team and cross-functional partners in our DEI efforts. Our Compensation Committee oversees Intuit's DEI initiatives in support of organizational development.

 # Pay Equity

We strive to reward employees with compensation that is market-competitive, fair, and equitable across gender, race and ethnicity. We invest in this commitment by performing pay equity analyses twice a year using independent, third-party vendors. We are transparent about our pay equity results and have multiple avenues for employees to raise any questions about their pay.

To learn more about our corporate responsibility efforts, see our Corporate Responsibility Report at https://www.intuit.com/company/corporate-responsibility/.

Proposal No. 1
Election of Directors

Our Board Nominees

The Board currently consists of 11 directors, all of whom are standing for re-election to the Board at the Meeting. Based on the recommendations of the Nominating and Governance Committee, the Board has nominated Eve Burton, Scott D. Cook, Richard L. Dalzell, Sasan K. Goodarzi, Deborah Liu, Tekedra Mawakana, Suzanne Nora Johnson, Ryan Roslansky, Thomas Szkutak, Raul Vazquez, and Eric S. Yuan for election at the Meeting. All of the nominees were elected to the Board by our stockholders at our 2022 annual meeting of stockholders, except for Mr. Roslansky and Mr. Yuan, who both joined the Board in May 2023. A special search committee of the Board identified and presented several candidates to the Board for consideration. After the Board interviewed Mr. Yuan and Mr. Roslansky, they determined these individuals' backgrounds, skills, and experiences made them an excellent match to complement the existing skills on the Board.

Diversity of Skills and Expertise

Our Board is currently composed of a group of leaders with broad and diverse experience in many areas, as shown below. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure. Our Board members have acquired these diverse skills through their accomplished careers and their service as executives and directors of a wide range of other public and private companies.

 **Customer domain expertise - consumer, small business and self-employed**
8 director nominees

 **Go-to-market, digital marketing, partnerships and international expertise**
11 director nominees

 **Public company board experience (current and former)**
11 director nominees

 **Product domain expertise - SaaS, mobile, services and money innovation**
9 director nominees

 **Public policy/government relations**
5 director nominees

 **Financial acumen or expertise - CEO/CFO or audit committee experience**
11 director nominees

 **Technology domain expertise - Software development, cloud, data, AI, platform and cybersecurity**
9 director nominees

 **C-Suite experience (current and former)**
11 director nominees

 **Proven business acumen, collaboration and industry engagement**
11 director nominees

The charts in the Proxy Summary provide additional detail regarding the tenures, ages, genders and diversity of our Board nominees.

Board Refreshment

Our directors have an extensive breadth of professional backgrounds, including as entrepreneurs, technologists, operational and financial experts, and global enterprise leaders. In addition, our slate of nominees reflects a balance between Intuit's commitment to thoughtful Board refreshment and the value of the experience that our longer-tenured directors bring, as well as a diversity of backgrounds, experiences and perspectives. In the past year, we've added two new independent directors to our Board. Three of our nine continuing independent director nominees have served on our Board for five or fewer years. We describe the Nominating and Governance Committee's processes for identifying director nominees and reviewing the Board's composition in the Corporate Governance section.

Eve Burton

Executive Vice President and Chief Legal Officer, The Hearst Corporation

🔵 **Independent**

Director since: 2016
Committees: Nominating and Governance (Chair), Audit and Risk
Age: 65



Professional Background

The Hearst Corporation, one of the nation's largest global diversified communications and software companies

- Executive Vice President and Chief Legal Officer since December 2019

- Senior Vice President, General Counsel, 2012-2019

- Vice President and General Counsel, 2002-2012

- Member of Board of Directors, CEO's strategic advisory group and the Hearst Venture Investment Committee

- Founder and Chairwoman of HearstLab, which invests in women-led startups

Ms. Burton manages a global legal team that provides services to all of Hearst's more than 350 businesses around the world. In addition, she oversees compliance, government affairs and innovation programs. She is also one of Hearst's leaders in M&A and in establishing worldwide strategic enterprise deals.

Prior to joining Hearst, Ms. Burton served as Vice President and Chief Legal Counsel at Cable News Network (CNN). She serves on the Board of Directors of A&E Television Networks LLC and previously served on the Board of Directors of AOL.

Other Affiliations

- The David and Helen Gurley Brown Institute for Media Innovation at Stanford and Columbia Universities

Education

- Bachelor of Arts, Hampshire College

- Juris Doctor, Columbia Law School

Key Skills and Experience

- Legal and business experience as an EVP and the chief legal officer for a global company engaged in a broad range of diversified communications and software businesses, including consumer and digital media, health, transportation, and financial services, as well as strategic partnerships and investments

- Insights into operational and security issues facing online consumer services companies and business-to-business software companies

- Expertise in the technology, go-to-market, and public policy domains

- "Financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Scott D. Cook

Founder, Intuit Inc.

Director since: 1984
Committees: None
Age: 71



Professional Background

Intuit

- Founder

- Chairman of the Board, 1993-1998

- President and Chief Executive Officer, 1984-1994

Mr. Cook served on the board of directors of The Procter & Gamble Company from 2000 to 2020, where he was a member of the Compensation and the Technology & Innovation Committees, and on the board of directors of eBay Inc. from 1998 to 2015, where he was a member of the Corporate Governance and Nominating Committee.

Education

- Bachelor of Arts, Economics and Mathematics, University of Southern California

- Master of Business Administration, Harvard Business School

Key Skills and Experience

- Experience as an entrepreneur and corporate executive with a background in guiding and fostering innovation at companies in technology and other sectors

- Extensive knowledge of Intuit's operations, markets, customers, management and strategy

- Experience as a Board member of other large, global, consumer-focused companies

- Expertise in the customer, technology, product and go-to-market domains

Other Public Company Boards

None

Richard L. Dalzell

*Former Senior Vice President and Chief
Information Officer, Amazon.com, Inc.*

🔵 **Independent**

Director since: 2015
Committees: Acquisition (Chair), Audit and Risk
Age: 66



Professional Background

Amazon

- Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer, 2001-2007

- Senior Vice President and Chief Information Officer, 2000-2001

- Vice President and Chief Information Officer, 1997-2000

Before he joined Amazon, Mr. Dalzell was Vice President of the Information Systems Division at Walmart Inc. for three years. Mr. Dalzell was a director of AOL.com, Inc. from 2009 until it was acquired by Verizon Communications Inc. in 2015. He also served as a director of Twilio, Inc. from 2014 to 2023, where he was a member of the Nominating and Governance Committee.

Education

- Bachelor of Science, Engineering, the United States Military Academy at West Point

Key Skills and Experience

- Extensive experience, expertise and background in information technology, platform software, cloud computing and cybersecurity, as well as a global perspective

- Corporate leadership experience gained from his service in various senior executive roles

- Expertise in the product, technology and go-to-market domains

Other Public Company Boards

None

Sasan K. Goodarzi

President and Chief Executive Officer, Intuit Inc.

Director since: 2019
Committees: None
Age: 55



Professional Background

Intuit

- President and CEO since 2019

- Executive Vice President and General Manager of the Small Business & Self-Employed Group, 2016-2018

- Executive Vice President and General Manager of the Consumer Tax Group, 2015-2016

- Senior Vice President and General Manager of the Consumer Tax Group, 2013-2015

- Senior Vice President and Chief Information Officer, 2011-2013

- Led several business units, including Intuit Financial Services and the professional tax division, 2004-2010

Mr. Goodarzi served as Chief Executive Officer of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, for ten months beginning in November 2010. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell.

Education

- Bachelor of Science, Electrical Engineering, University of Central Florida

- Master of Business Administration, Kellogg School of Management at Northwestern University

Key Skills and Experience

- Deep understanding of Intuit's business and culture

- Instrumental contributions to and experience in developing and executing our strategic priorities

- Expertise in the customer, product, technology, go-to-market and public policy/government relations domains

Other Public Company Boards

Atlassian Corporation Plc. since 2018 (chairs the Compensation and Leadership Development Committee)

Deborah Liu



Chief Executive Officer, President and Director, Ancestry.com LLC

● Independent

Director since: 2017
Committees: Acquisition, Compensation and Organizational Development
Age: 47

Professional Background

Ancestry.com, a family history and consumer genomics company

- Chief Executive Officer, President and member of the board of directors since March 2021

Facebook (now Meta Platforms, Inc.)

- Held several senior executive positions, including Vice President of FB App Commerce, Vice President, Platform Marketplace, and Director of Product Management, 2014 -2021
- Helped create Facebook's commerce and payments businesses
- Led the development of Facebook's first mobile ad product for apps and Audience Network
- Built Facebook's games business and payments platform

Ms. Liu has worked in the tech industry for over 20 years. Prior to Facebook, she spent several years in product roles at PayPal and eBay, including leading the integration between the two products. She holds several payments and commerce-related patents.

Other Affiliations

Founder of Women in Product, a nonprofit to connect and support women in the product management field

Education

- Bachelor of Science, Civil Engineering, Duke University
- Master of Business Administration, Stanford Graduate School of Business

Key Skills and Experience

- Extensive executive management experience in large global technology companies
- Deep technical understanding of mobile platforms
- Strong background building personalized and rich experiences across apps, products, people and third-party integrations
- Expertise in the customer, product, technology and go-to-market domains

Other Public Company Boards

None

Tekedra Mawakana



Co-Chief Executive Officer, Waymo LLC

● Independent

Director since: 2020
Committees: Compensation and Organizational Development, Nominating and Governance
Age: 52

Professional Background

Waymo, an autonomous driving technology company

- Co-Chief Executive Officer since April 2021
- Chief Operating Officer, 2019-April 2021
- Chief External Officer, 2018-2019
- Global Head of Policy, 2017-2018

Prior to joining Waymo, Ms. Mawakana served as Vice President, Global Government Relations and Public Policy at eBay from 2016 to 2017 and Vice President and Deputy General Counsel, Global Public Policy at Yahoo from 2013 to 2016. She started her career at the DC-based law firm Steptoe & Johnson LLP.

Other Affiliations

- Member of the Advisory Council to Boom Technology Inc.
- Former Member of the Board of Industry Leaders of the Consumer Technology Association

Education

- Bachelor of Arts, Trinity College (now Trinity Washington University)
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Extensive experience in advising publicly traded consumer technology companies on global regulatory policy
- Deep understanding of public policy related to commerce and advanced applications of artificial intelligence and machine learning
- Expertise in the customer, technology, go-to-market and public policy/government relations domains

Other Public Company Boards

None

Suzanne Nora Johnson

Former Vice Chairman,
The Goldman Sachs Group

Board Chair since: January 2022

◉ **Independent**

Director since: 2007
Committees: Compensation and Organizational Development (Chair), Nominating and Governance
Age: 66



Professional Background

The Goldman Sachs Group

- Several management positions, including Vice Chairman, Chairman of the Global Markets Institute, and Head of the Global Investments Research Division, 1985-2007

Ms. Nora Johnson served on the board of directors of VISA Inc. from 2007 to 2022, where she was a member of the Nominating and Governance Committee and the Audit and Risk Committee, and on the board of directors of American International Group, Inc. from 2008 to 2020, where she was chair of the Risk and Capital Committee and a member of the Nominating and Corporate Governance Committee and the Technology Committee.

Other Affiliations

- Co-Chair, The Brookings Institution
- Chair of the Board of Directors, Markle Foundation
- Chair of the Board of Trustees, The University of Southern California

Education

- Bachelor of Arts, University of Southern California
- Juris Doctor, Harvard Law School

Key Skills and Experience

- Valuable business experience managing large, complex, global institutions
- Insights into how changes in the financial services industry, public policy and the macro-economic environment affect our businesses
- Extensive knowledge of Intuit's business and strategy and understanding of external perceptions that help to deliver effective oversight of the Board and management
- Expertise in the product and go-to-market domains

Other Public Company Boards

Pfizer Inc. since 2007 (chairs the Audit Committee and serves on the Regulatory and Compliance Committee and the Executive Committee)

Ryan Roslansky

Chief Executive Officer, LinkedIn Corporation

◉ **Independent**

Director since: 2023
Committees: Acquisition, Compensation and Organizational Development
Age: 45



Professional Background

LinkedIn

- Chief Executive Officer since June 2020
- Chief Product Officer, 2009-2020

Prior to becoming CEO of LinkedIn, Mr. Roslansky held the role of global head of product and various roles in LinkedIn's research and development organization. Prior to LinkedIn, Mr. Roslansky was senior vice president of products at Glam Media and held various product and general management positions at Yahoo!. He served on the board of directors of GoDaddy Inc. from 2018 to 2023, where he was a member of the Nominating and Governance Committee.

Key Skills and Experience

- Valuable business experience building a global technology platform
- Deep technical understanding of SaaS and mobile platforms
- Expertise in the customer, product, technology and go-to-market domains

Other Public Company Boards

None

Thomas Szkutak

Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

🔵 **Independent**



Director since: 2018
Committees: Audit and Risk (Chair), Nominating and Governance
Age: 62

Professional Background

Amazon

- Senior Vice President and Chief Financial Officer, 2002-2015

General Electric

- Chief Financial Officer of GE Lighting, 2001-2002
- Finance Director of GE Plastics Europe, 1999-2001
- Executive Vice President of Finance at GE Asset Management (formerly known as GE Investments), 1997-1999
- Graduate of GE's financial management program

Mr. Szkutak has served as an advisor and operating partner of Advent International, a global private equity firm, since 2017. He served on the board of directors of athenahealth, Inc. from 2016 to 2019, where he was chair of the Audit Committee, and on the board of directors of Zendesk, Inc. from 2019 to 2022, where he was the chair of the Audit Committee.

Education

- Bachelor of Science, Business Administration, Boston University

Key Skills and Experience

- Deep public company financial expertise
- Executive management experience with large, global organizations
- Expertise in the customer, product and go-to-market domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Raul Vazquez

Chief Executive Officer and Director, Oportun Financial Corporation

🔵 **Independent**



Director since: 2016
Committees: Acquisition, Audit and Risk
Age: 52

Professional Background

Oportun Financial, a financial technology company

- Chief Executive Officer, since 2012

Prior to joining Oportun, Mr. Vazquez spent nine years at Walmart in various senior leadership roles, including Executive Vice President and President of Walmart West, Chief Executive Officer of Walmart.com, and Executive Vice President of Global eCommerce for developed markets. Mr. Vazquez previously worked in startup companies in e-commerce, at a global strategy consulting firm focused on Fortune 100 companies, and as an industrial engineer for Baxter Healthcare. Mr. Vazquez served as a member of the board of directors of Staples, Inc. from 2013 to 2016.

Other Affiliations

- Chair of the Federal Reserve Board's Community Advisory Council, 2015-2017
- Consumer Financial Protection Bureau's Consumer Advisory Board, 2016-2018

Education

- Bachelor of Science, Stanford University
- Master of Science, Industrial Engineering, Stanford University
- Master of Business Administration, The Wharton School at the University of Pennsylvania

Key Skills and Experience

- Wide range of experience in innovative consumer financial products, retail, marketing, e-commerce, technology and community development
- Executive leadership experience with global organizations
- Expertise in the customer, product, technology, go-to-market and public policy/government relations domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Oportun Financial Corporation since 2019



Eric S. Yuan

Founder, Chief Executive Officer and Director, Zoom Video Communications, Inc.

⬤ **Independent**

Director since: 2023
Committees: Audit and Risk, Nominating and Governance
Age: 53

Professional Background

Zoom Video Communication, an all-in-one intelligent collaboration platform

• Chief Executive Officer, since 2011

Prior to founding Zoom in 2011, Mr. Yuan was corporate vice president of engineering at Cisco, where he was responsible for Cisco's collaboration software development. Mr. Yuan was also one of the founding engineers and vice president of engineering at Webex, which was acquired by Cisco. He is a named inventor on 11 issued and 20 pending patents.

Education

• Bachelor of Science, Applied Math, Shandong University of Science & Technology

• Master of Engineering, China University of Mining & Technology

Key Skills and Experience

• Extensive executive management experience in large global technology companies

• Deep technical understanding of SaaS and mobile platforms

• Expertise in the customer, product, technology, go-to-market and public policy/government relations domains

• Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

Zoom Video Communications since 2011

The following chart shows certain self-identified personal characteristics of our current directors, in accordance with Nasdaq Listing Rule 5605(f).

Board Diversity Matrix (as of November 22, 2023)

Total number of directors:				11
	Female	**Male**	**Non-binary**	**Did not disclose gender**
Directors	4	7	–	–
Number of directors who identify in any of the categories below:				
African American or Black	1	–	–	–
Alaskan Native or Native American	–	–	–	–
Asian	1	1	–	–
Hispanic or Latino	–	1	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	1	4	–	–
Two or more races or ethnicities	–	–	–	–
LGBTQ+	–	–	–	–
Did not disclose demographic background	1	1	–	–

Directors who identify as Middle Eastern: 1

Election Mechanics

Each nominee, if elected, will serve until the next annual meeting of stockholders and until a qualified successor is elected, unless the nominee dies, resigns or is removed from the Board before that meeting. Although we know of no reason why any of the nominees would not be able or willing to serve, if any nominee is unable or unwilling to serve or for good cause does not serve, the proxy holder can vote your shares either for a substitute nominee (if one is proposed by the Board) or just for the remaining nominees, leaving a vacancy. Alternatively, the Board may further reduce the size of the Board.

If a nominee does not receive more votes in favor than votes against their election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, in accordance with Intuit's Bylaws and Corporate Governance Principles, each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it, within 90 days of the date the election results are certified.

 The Board recommends that you vote **FOR** the election of each of the director nominees.

Director Compensation

Annual Retainer and Equity Compensation Program for Non-Employee Directors

Our director compensation programs are designed to attract and retain qualified non-employee board members and to align their interests with the long-term interests of our stockholders. The Compensation Committee annually reviews and considers information from its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at companies within the same peer group the committee uses to assess executive compensation. The Compensation Committee makes recommendations to the Board if it determines changes are needed.

In each of October 2022 and October 2023, the committee reviewed the compensation of our non-employee directors and determined not to make any changes to the program.

2023 Annual Cash Retainers

Non-employee directors are paid annual cash retainers for Board membership, plus additional cash retainers for their committee service in the amounts shown in the following table.

Position	Annual Amount ($)
Non-Employee Board Member	75,000
Chair of the Board of Directors*	90,000
Members of each of the Audit and Risk Committee, Acquisition Committee, and Compensation and Organizational Development Committee	15,000
Members of the Nominating and Governance Committee	10,000
Audit and Risk Committee Chair**	32,500
Compensation and Organizational Development Committee Chair**	25,000
Acquisition Committee and Nominating and Governance Committee Chairs**	17,500

*   The Chair of the Board of Directors also receives the Board membership retainer.

**   Committee chairs also receive the committee membership retainer.

These retainers are paid in quarterly installments and are prorated for any changes to committee service that occur during the year. Directors may elect to defer cash retainers into tax-deferred Intuit stock units by making an irrevocable written election before the start of each calendar year. These tax-deferred stock units, known as Conversion Grants, are granted quarterly and are fully vested at the time of grant. The shares underlying Conversion Grants are distributable five years from the date of grant, or upon an earlier separation from the Board or change in control of Intuit. Directors generally may elect to defer settlement of their Conversion Grants for a longer period of time (from six to ten years following the date of grant).

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings. However, we do not pay meeting attendance fees.

2023 Director Equity Compensation Program

Grants are made to non-employee directors in the form of a fixed dollar value of RSUs as shown below:

Board Position	Fixed Amount of Award ($)	Vesting schedule
Non-Employee Board Member (annual grant)	260,000	Generally vests in full on the first day of the 12th month following the grant date
Chair of the Board (supplemental annual grant)	90,000	Generally vests in full on the first day of the 12th month following the grant date

Because these grants are for a fixed dollar amount, the number of RSUs awarded annually to non-employee directors varies, depending on the closing market price of Intuit's common stock on the date of grant. The annual grants are awarded each year on the day following the annual meeting of stockholders. For a director who joins between annual meetings, the annual grant will be prorated based on the number of full months of expected service until the first anniversary of the most recent annual meeting. These prorated grants will vest on the same day as the other directors' annual grants. Once RSUs vest, issuance of shares is deferred until five years from the date of grant, or an earlier separation from the Board or change in control of Intuit. Directors generally may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant). The short vesting schedule serves to avoid director entrenchment, while the five-year deferral ensures long-term alignment of director interests with those of our stockholders.

All of the RSUs that we grant to our directors have dividend equivalent rights. Dividend equivalents accumulate and are paid only when the shares underlying the RSUs are issued. Dividend equivalent rights on RSUs that fail to vest are forfeited.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Equity Incentive Plan") provides that the annual aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year (not including awards granted in lieu of retainers or other cash payments) may not exceed $625,000, plus an additional $250,000 for the non-employee director serving as the Chair of the Board.

Director Stock Ownership Requirement

Directors are required to own Intuit stock with a value equal to at least ten times the amount of the annual Board member retainer. Unvested RSUs and vested deferred RSUs held by a Board member are counted as shares when determining the number of shares owned. Under our policy, directors must comply with this requirement within five years from the date they join the Board. If any director does not meet the stock ownership requirement within this time frame, then 50% of his or her annual cash retainers will be made in the form of Intuit stock until compliance is achieved. As of July 31, 2023, all of our directors were in compliance with our policy.

Donation Matching Program for Non-Employee Directors

Our non-employee directors may participate in the Donation Matching Program for Non-Employee Board Members. Under this program, Intuit will match donations made by non-employee directors to qualified charitable organizations, up to a maximum of $15,000 per director per fiscal year.

Director Summary Compensation Table

The following table summarizes the fiscal 2023 compensation earned by each of our directors, other than Mr. Goodarzi whose compensation is described under "Executive Compensation Tables," and former directors who served during fiscal 2023.

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Eve Burton	—[1]	378,666[1][2]	—	378,666
Scott D. Cook	—	—	1,235,000[3]	1,235,000
Richard L. Dalzell	—[1]	383,025[1][2]	—	383,025
Deborah Liu	—[1]	365,974[1][2]	15,000[4]	380,974
Tekedra Mawakana	25,000[1]	335,627[1][2]	—	360,627
Suzanne Nora Johnson	215,000	350,302[2]	15,000[4]	580,302
Dennis D. Powell (served through January 19, 2023)	68,750	—	—	68,750
Ryan Roslansky (appointed May 4, 2023)	26,250	173,362[2]	—	199,612
Brad D. Smith (served through January 19, 2023)	37,500	—	—	37,500
Thomas Szkutak	—[1]	376,954[1][2]	—	376,954
Raul Vazquez	105,000	260,338[2]	—	365,338
Jeff Weiner (served through January 19, 2023)	50,000	—	—	50,000
Eric S. Yuan (appointed May 4, 2023)	25,000	173,362[2]	—	198,362

(1) For Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, and Mr. Szkutak, the number in the "Stock Awards" column includes the value of Conversion Grants at the time of grant in addition to the value of the annual equity grant. Each of Ms. Burton, Mr. Dalzell, Ms. Liu, and Mr. Szkutak elected to receive some or all of the cash retainer fees due to them for service on the Board and committees during calendar year 2022 in RSUs. Each of Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, and Mr. Szkutak elected to receive some or all of the cash retainer fees due to them for service on the Board and committees during calendar year 2023 in RSUs. These Conversion Grants are granted on a quarterly basis, following the applicable annual meeting, and are fully vested at the time of grant. Please see the "Equity Grants to Directors During Fiscal Year 2023" table for more information.

(2) These amounts represent the aggregate grant date fair value of RSUs granted during fiscal 2023, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation — Stock Compensation" ("FASB ASC Topic 718"). See the "Equity Grants to Directors During Fiscal Year 2023" and "Outstanding Equity Awards for Directors at Fiscal Year-End 2023" tables for information regarding the grant date fair value of RSUs granted during the fiscal year and the number of awards outstanding for each director at the end of the fiscal year.

(3) Mr. Cook is an employee of Intuit, so he is not compensated as a non-employee director. Mr. Cook's cash compensation shown in the table reflects salary of $650,000 and an incentive bonus of $585,000 awarded for performance in fiscal 2023. Mr. Cook was not granted any equity awards during fiscal 2023.

(4) Represents matching contributions to charitable organizations pursuant to the Donation Matching Program for Non-Employee Board Members.

Equity Grants to Directors During Fiscal Year 2023

The following table shows the RSU grants made to each of our directors, other than Mr. Goodarzi, and former directors who served during fiscal 2023.

Director Name	Grant Date	Stock Awards Shares Subject to Award (#)	Grant Date Fair Value ($)[1]
Eve Burton	10/28/2022	69[2]	29,794
	1/20/2023	654[3]	260,338
	1/20/2023	74[2]	29,457
	5/5/2023	69[2]	29,390
	7/28/2023	58[2]	29,687
Scott D. Cook[4]	–	–	–
Richard L. Dalzell	10/28/2022	71[2]	30,657
	1/20/2023	654[3]	260,338
	1/20/2023	77[2]	30,651
	5/5/2023	72[2]	30,669
	7/28/2023	60[2]	30,710
Deborah Liu	10/28/2022	61[2]	26,339
	1/20/2023	654[3]	260,338
	1/20/2023	66[2]	26,272
	5/5/2023	62[2]	26,409
	7/28/2023	52[2]	26,616
Tekedra Mawakana	1/20/2023	654[3]	260,338
	1/20/2023	63[2]	25,078
	5/5/2023	59[2]	25,131
	7/28/2023	49[2]	25,080
Suzanne Nora Johnson	1/20/2023	880[3]	350,302
Dennis D. Powell		–	–
Ryan Roslansky	5/5/2023	407[5]	173,362
Brad D. Smith		–	–
Thomas Szkutak	10/28/2022	58[2]	25,044
	1/20/2023	654[3]	260,338
	1/20/2023	63[2]	25,078
	5/5/2023	78[2]	33,224
	7/28/2023	65[2]	33,270
Raul Vazquez	1/20/2023	654[3]	260,338
Jeff Weiner		–	–
Eric S. Yuan	5/5/2023	407[5]	173,362

(1) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of these awards is equal to the closing market price of Intuit's common stock on the date of grant.

(2) These amounts represent RSUs awarded pursuant to a Conversion Grant, which are granted quarterly with a fair value equal to 25% of the annual retainers for Board and committee service (as described above under "Annual Retainer and Equity Compensation Program for Non-Employee Directors") and calculated using the closing market price of Intuit's common stock on the date of grant. Conversion Grants are fully vested at the time of grant because they replace cash compensation that is vested when it is paid.

(3) These amounts represent RSUs awarded pursuant to an annual non-employee director grant, which vests as to 100% of the shares on January 1, 2024, subject to the director's continued service.

(4) Mr. Cook was not granted any equity awards from Intuit during fiscal 2023.

(5) These amounts represent RSUs awarded pursuant to a New Board Member grant that was prorated based on the number of full months of expected service until the next annual meeting and vests as to 100% of the shares on January 1, 2024, subject to the director's continued service.

Outstanding Equity Awards for Directors at Fiscal Year-End 2023

The following table provides information on the outstanding equity awards held by our directors, other than Mr. Goodarzi, and former directors who served during fiscal 2023, as of July 31, 2023.

Director Name	Aggregate Shares Subject to Outstanding Stock Awards (#)[1]	Portion of Outstanding Stock Awards that is Vested and Deferred (#)[1]
Eve Burton	10,620	9,966
Scott D. Cook	–	–
Richard L. Dalzell	5,331	4,677
Deborah Liu	6,991	6,337
Tekedra Mawakana	2,205	1,551
Suzanne Nora Johnson	4,355	3,475
Dennis D. Powell	–	–
Ryan Roslansky	407	–
Brad D. Smith	–[2]	–
Thomas Szkutak	5,452	4,798
Raul Vazquez	3,958	3,304
Jeff Weiner	–	–
Eric S. Yuan	407	–

(1) For each non-employee director, the amounts reflected as aggregate shares subject to outstanding stock awards include vested and deferred stock awards, for which settlement is deferred in accordance with Intuit's director equity compensation program.

(2) Mr. Smith has no outstanding awards that were granted to him for his service as a non-employee director. As of July 31, 2023, Mr. Smith held stock options representing a total of 157,170 shares with exercise prices ranging from $135.35 to $303.94 per share. These options were granted prior to December 31, 2021 when Mr. Smith was an employee of Intuit. All of these options were exercisable as of July 31, 2023, and will expire on January 18, 2024.

Proposal No. 2 Advisory Vote to Approve Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation for our Named Executive Officers ("NEOs").

The Compensation Discussion and Analysis section of this proxy statement explains the Compensation Committee's guiding compensation philosophy. The Compensation Committee strives to establish a compensation program that:

- compensates our executives based on both overall company performance and individual employee performance;

- supports our corporate growth strategy;

- enables Intuit to attract, retain and motivate talented executives with proven experience;

- closely ties our NEOs' compensation to short- and long-term performance goals and strategic objectives (including our True North goals relating to reducing greenhouse gas emissions, increasing workforce diversity, creating jobs and better preparing individuals for jobs); and

- makes incentive compensation a greater portion of overall pay for our NEOs than it is for most other Intuit employees, because the NEOs lead our key business units or functions and thus have the ability to directly influence overall company performance.

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, as described under Executive Compensation Highlights in the Proxy Summary above and in the Compensation Discussion and Analysis section below.

We urge you to read the Compensation Discussion and Analysis section of this proxy statement to learn how our policies and practices reflect our compensation philosophy, and the Executive Compensation Tables section to learn about the specific compensation of our NEOs. The Compensation Committee and the Board believe that Intuit's policies and procedures reflect our compensation philosophy and promote its goals.

While the advisory vote to approve executive compensation is non-binding, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values your opinions and will consider the outcome of the "say-on-pay" vote when making future compensation decisions for NEOs.

 **The Board recommends that you vote FOR approval, on an advisory basis, of the compensation of our Named Executive Officers.**

Compensation Risk Assessment

Intuit conducted a review of its key compensation programs, policies and practices in conjunction with FW Cook, the Compensation Committee's independent compensation consultant, which prepared a report on our company-wide compensation programs.

This analysis was reviewed with the Compensation Committee at its October 25, 2023, meeting. The review and analysis did not identify any compensation programs, policies or practices that create incentives to take risks that are reasonably likely to have a material adverse effect on Intuit.

The factors summarized below support this conclusion:

- Overall compensation levels are in a competitive market range for a company of Intuit's size and scope.

- Our programs use a mix of short-term and long-term incentives, with different performance periods and a broad mix of metrics, including both revenue-driven and profit-driven performance measures, in an effort to deter undue focus on a single goal.

- Our compensation programs are designed to create a balance of different incentives by using: (1) a mix of cash and equity, (2) annual incentives that are based in part on company-wide performance metrics that align with our business plans and in part on strategic objectives, and (3) long-term incentives in three different forms of equity with varied time horizons and vesting conditions.

- Annual cash incentives for our senior executives (including our NEOs) are capped at 180% of target overall and 150% of target based on the achievement of objective performance goals (i.e., before possible adjustments based on personal performance). All other eligible employees participate in a common company-funded cash incentive pool with a fixed dollar ceiling.

- We have established robust stock ownership requirements for the CEO (10x base salary), CFO, Chief Technology Officer and General Managers of our principal business units (5x base salary), other Executive Vice Presidents (3x base salary), Senior Vice Presidents (1.5x base salary) and non-employee directors (10x annual retainer).

- The CEO's PSUs and RSUs have a mandatory one-year holding requirement after they vest.

- Severance is limited and at the lower end of the competitive range for a company of Intuit's size and scope.

- Our insider trading policy prohibits officers and all other employees from pledging shares, trading put or call options, and engaging in short sales or hedging transactions involving Intuit's securities.

- We have established "clawback" provisions for performance-based equity awards and for cash bonus payments under the annual cash incentive plan in which our executive officers participate.

- We have a robust executive succession planning process, including both long-term succession and regular review of emergency short-term plans.

- The Compensation Committee provides close oversight of our compensation programs, including a significant level of engagement, self-assessment and executive session discussions.

Compensation and Organizational Development Committee Report

Set out below is the Compensation Discussion and Analysis, which discusses Intuit's executive compensation programs and policies and explains how we and management view and use them. We strive to see that Intuit's compensation programs are fiscally responsible, market-responsive and performance-based. Guided by these principles, we regularly review and monitor senior management's compensation, as well as their potential for larger leadership roles, in an effort to produce the greatest value for Intuit's four True North stakeholders: employees, customers, communities and stockholders. To this end, the Compensation and Organizational Development Committee has reviewed the components of compensation paid to each of Intuit's officers for fiscal 2023, including annual base salary, incentive bonus and equity compensation.

Given our role in providing guidance on program design, administering these programs and policies, and making specific compensation decisions for senior executives, the Compensation and Organizational Development Committee participated in the preparation of the Compensation Discussion and Analysis and reviewed and discussed its contents with management. Based on the review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Organizational Development Committee Members

Suzanne Nora Johnson (Chair)
Deborah Liu
Tekedra Mawakana
Ryan Roslansky

Compensation Discussion and Analysis

Table of Contents

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives, provides context for the compensation actions approved by the Compensation Committee, and explains the compensation of our Named Executive Officers ("NEOs"). The Compensation Committee, which is made up entirely of independent directors, oversees Intuit's compensation plans and policies, approves the compensation of our executive officers, and administers our equity compensation plans, as well as our organizational development activities, human capital management and DEI initiatives. For fiscal 2023, our NEOs were:

Named Executive Officers

Sasan K. Goodarzi
President and
Chief Executive Officer


Michelle M. Clatterbuck
Executive Vice President
and Chief Financial Officer
(through July 31, 2023)

J. Alexander Chriss
Executive Vice President
and General Manager, Small
Business & Self-Employed
Group (through September
5, 2023)

Laura A. Fennell
Executive Vice President
and Chief People &
Places Officer

Marianna Tessel
Executive Vice President and Chief Technology Officer
(through September 5, 2023),
Executive Vice President and
General Manager, Small Business &
Self-Employed Group
(effective September 5, 2023)

Leadership Succession

During fiscal 2023, we announced several management transitions. Ms. Clatterbuck stepped down from her role as Executive Vice President and Chief Financial Officer, effective July 31, 2023, and Sandeep Aujla assumed that role effective August 1, 2023. Effective September 5, 2023, Mr. Chriss stepped down from his role as Executive Vice President and General Manager, Small Business & Self-Employed Group and that role was assumed by Ms. Tessel, who served as Executive Vice President and Chief Technology Officer through September 5, 2023. The fiscal 2023 compensation described in this proxy statement relates to Ms. Tessel's service in her previous role through July 31, 2023. All discussions of fiscal 2024 compensation decisions in this proxy statement for Ms. Tessel relate to her service as Executive Vice President and Chief Technology Officer through September 5, 2023 and, thereafter, to her role as Executive Vice President and General Manager, Small Business & Self-Employed Group. Alex Balazs, who previously served as Chief Technology Architect, assumed the role of Executive Vice President and Chief Technology Officer effective September 5, 2023.

These transitions were carried out consistent with our thoughtful and orderly approach to long-term leadership development and succession planning, which is overseen by our Compensation Committee and discussed by the full Board. This process includes annual discussions about the succession process and timeline, assessments of successor candidates for the CEO and other senior leadership positions, the leadership pipeline and development plans for the next generation of senior leadership, and organizational development. The Compensation Committee also oversees crisis succession plans.

Focus on Pay-For-Performance and Delivering for All Stakeholders While Facing Macroeconomic Uncertainty

In fiscal 2023, management and the Compensation Committee continued to approach our executive compensation program with enduring pay-for-performance principles and to set rigorous goals to drive growth and long-term shareholder value. Despite ongoing uncertainty in the macroeconomic environment marked by inflation, rising interest rates and global political instability, the committee did not adjust performance measures, goals or any other components of our executive compensation program. Our program is designed to balance rewards for both short-term operating results and long-term growth, and the committee evaluated NEO performance against key financial measures, strategic objectives like our True North goals, and stockholder return. We delivered approximately 96% of total direct compensation for our CEO, and 93% of total direct compensation for our other NEOs, through awards linked to Intuit's performance. The only fixed component of pay was base salary.

CEO Total Direct Compensation[(1)]



4% Base Salary
8% Incentive Cash
42% PSUs
23% RSUs
23% Options

96% Performance-Based

Other NEOs Total Direct Compensation[(1)(2)]



5-6% Base Salary
5-6% Incentive Cash
44-45% PSUs
22-23% RSUs
22-23% Options

94-95% Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2023. Consistent with disclosure in the Fiscal Year 2023 Summary Compensation Table, equity awards are reported at their grant date fair value (which, for the PSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2023.

(2) Excludes Ms. Clatterbuck, who transitioned to a new role effective July 31, 2023 and her fiscal 2023 compensation information reflects the compensation decisions announced in February 2023 relating to this transition. The Compensation Committee did not grant any equity to Ms. Clatterbuck in fiscal 2023.

Equity-based compensation is aligned with the long-term interests of Intuit's stockholders because it focuses our executive officers' attention on increasing stockholder value over time, including both absolute and relative TSR.

Annual cash incentive awards for the NEOs were equal to the overall funding level of our bonus pool for the broader employee base to promote consistent Intuit-wide outcomes. These annual cash incentives were based on achievement of specific revenue and non-GAAP operating income goals for the fiscal year, as well as Intuit's performance against goals to deliver results for our key True North stakeholders, including certain ESG goals. Our True North stakeholders include employees, customers, stockholders and the communities that we serve. In assessing True North performance, the Compensation Committee considered factors such as our progress on workforce diversity, job creation and readiness, and climate goals, and opportunities for continued improvement in delivering for all stakeholders.

The communities we serve are critical stakeholders to our company's mission and, to power their prosperity, we established measurable company-wide goals for reducing greenhouse gas emissions, creating jobs and preparing individuals for jobs. Employee engagement is a top priority and DEI across our workforce is critical to achieving our goals of attracting and retaining the world's best diverse talent to deliver for our customers and other stakeholders. We have aligned our DEI initiatives with our True North goals by measuring the representation of women in our technology roles globally and U.S. employees from underrepresented racial groups ("URGs"). Our representation initiatives focus on attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit. While these goals focus on our long-term vision of a workforce that reflects the diversity of our customers, they are aspirational and we do not set quotas or make employment decisions based on an individual's identity.

Our Fiscal 2023 Performance

Intuit's financial performance for fiscal 2023 was strong, demonstrating the strength of our platform. Our strong financial results were especially noteworthy given the ongoing uncertainty in the macroeconomic environment.

Total revenue **$14.4B** **up 13%** from FY22 **Small Business & Self-Employed Group** **up 24%** from FY22 **Consumer Group** **up 6%** from FY22 **Online Ecosystem** **up 30%** from FY22 **Credit Karma** **down 9%** from FY22	**Combined platform revenue** **$11.0B** **up 14%** from FY22 includes Online Ecosystem, Turbo Tax Online and Credit Karma **GAAP diluted EPS** **$8.42** **up 16%** from $7.28 in FY22	**GAAP operating income** **$3.1B** **up 22%** from FY22 **Non-GAAP diluted EPS** **$14.40** **up 22%** from $11.85 in FY22	**Non-GAAP operating income** **$5.5B** **up 22%** from FY22 **Repurchased** **$2.0B** of shares and increased dividend **15%** to $3.12 per share

See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Other key financial highlights and accomplishments from fiscal 2023

- Generated annualized three-year Total Stockholder Return ("TSR") of 19.4% (top third of S&P constituents) and annualized five-year TSR of 21.0% (top quartile of S&P 500 constituents). For comparison, the S&P 500 index had annualized returns of 13.7% over the three-year period and 12.2% over the five-year period.

- On a cumulative basis, maintained 18,217 seasonal and year-round jobs created in underserved communities, falling short of our fiscal 2023 goal due to a decline in overall US federal income tax returns and fewer customers needing support

- On a cumulative basis, better prepared 2,516,364 individuals for jobs, exceeding our fiscal 2023 cumulative goal of 2,200,000

- Reduced/avoided greenhouse gas emissions in communities by 495,000 metric tonnes (since 2018), exceeding our fiscal 2023 Climate Positive goal of 400,000 metric tonnes

- Increased the representation of our U.S employees from URGs to 16.3%, exceeding our fiscal 2023 goal of 16.0%*

- Increased the representation of women in our technology roles globally to 34.1%, falling short of our fiscal 2023 goal of 35.0%*

- Earned employee engagement scores that continued to reflect best-in-class levels, including being chosen as one of Fortune magazine's "100 Best Companies to Work For" for the 22nd consecutive year

---

* Does not include Credit Karma, which maintains separate record-keeping systems. Our representation goals focus on attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit.

How We Compensated Our CEO in Fiscal 2023

The Compensation Committee's decisions for Mr. Goodarzi in fiscal 2023 reflect Intuit's objectively strong performance, including revenue and operating income growth, and progress on our five Big Bet strategic priorities during continuing uncertainty in the economic environment. The Compensation Committee also sought to reward Mr. Goodarzi's leadership and progress on our True North goals, including increasing the representation of U.S. employees from URGs and women in our technology roles globally, reducing and offsetting greenhouse gas emissions, making progress on job creation and job readiness goals, and achieving employee survey results that are in the top 10% of industry benchmarks. The committee further recognized his leadership and development of a high-performing management team, as well as Intuit's progress on its strategy to become the global AI-driven expert platform powering prosperity for consumers and small businesses, and acceleration of the use and deployment of AI to solve the most important problems of our customers.

Our CEO's compensation is aligned with stockholders' interests. Approximately 96% of total direct compensation for Mr. Goodarzi in fiscal 2023 was performance-based and strongly linked to Intuit's results. Only his base salary was a fixed amount (approximately 4% of his total direct compensation for fiscal 2023). Mr. Goodarzi's fiscal 2023 bonus was funded at 90% of target, which matched the aggregate funding percentage for the broader employee base and was lower than the baseline funding percentage generated by the pre-established formula based on revenue and non-GAAP operating income.

In addition, service-based restricted stock units ("RSUs") and performance-based relative TSR restricted stock units ("PSUs") granted to the CEO are subject to a mandatory one-year holding period after vesting to increase his long-term alignment with stockholders.

NEO Compensation Highlights

- **In fiscal 2023, we paid cash bonuses to the NEOs at 90% of target.** This bonus payout as a percentage of target was lower than the 96.0% generated under the bonus plan's funding formula for achieving revenue and non-GAAP operating income against pre-established goals, and matched the aggregate bonus pool funding level approved by the Compensation Committee for the broader employee base. The payout percentage was adjusted downward to recognize that, while we achieved many of our True North goals, we fell short on others.

- **ESG goals that are measurable and linked to our True North strategic goals were considered by the Compensation Committee in determining executive compensation,** including for workforce diversity, greenhouse gas emissions, community job creation, and better preparing individuals for jobs.

- **On average, 94% of the fiscal 2023 total direct compensation paid to the NEOs was performance-based** through a combination of goal-driven annual cash incentives and equity awards.

2023 "Say-on-Pay" Advisory Vote on Executive Compensation

Intuit provides stockholders with an advisory vote on executive compensation. At our 2023 Annual Meeting of Stockholders, approximately 93.3% of the votes cast in the "say-on-pay" advisory vote were "FOR" approval of our executive compensation. We value the opinions of our stockholders and also seek their input as part of our regular stockholder outreach efforts. The feedback we received from stockholders regarding our executive compensation program was generally positive and affirmed our current compensation strategy and its alignment with performance.

The Compensation Committee evaluated the results of the 2023 advisory "say-on-pay" vote, additional stockholder feedback gained through our robust engagement program, input from our independent compensation consultant, and the other factors and data discussed in this CD&A in determining executive compensation policies and decisions. Based on this evaluation, the Compensation Committee determined that our executive compensation programs are aligned with our pay-for-performance compensation philosophy and company strategy and decided not to make any material changes to the structure or principles of the programs.

The Compensation Committee will continue to consider stockholder feedback, input from our independent compensation consultant, and the outcomes of future say-on-pay votes when assessing our executive compensation programs and policies and making compensation decisions for our NEOs.

Compensation Philosophy and Objectives

Our Guiding Philosophy

In setting policies and practices regarding compensation, the guiding philosophy of the Compensation Committee is that our compensation programs should:

Help achieve our corporate growth and business strategy **1**	Compensate our executives based on both company and individual performance **2**	Enable Intuit to hire, retain and motivate talented executives with proven experience in an increasingly competitive market **3**	Make short- and long-term incentive compensation a greater portion of the NEOs' pay opportunity than it is for other Intuit employees because our NEOs - as leaders of key business units or functions - have the ability to directly influence overall company performance **4**

Our Strategies

We use a mix of cash and equity incentives. The Compensation Committee believes that both cash and equity incentives are important for an effective compensation structure. Annual cash incentives reward executives for short-term operating results, as well as our progress toward True North stakeholder goals, which include certain ESG goals, while equity incentives motivate executives to deliver on our long-term strategic plan in order to increase stockholder value.

We consider a diverse set of factors in determining compensation opportunities and incentive awards. The Compensation Committee considers each executive officer's total compensation to assess the program's overall value for motivation and retention, among other factors, to determine the amount of cash and equity incentives our officers are awarded. The committee also considers other relevant factors, such as market data, internal parity, succession planning, exceptional capability and stockholder perspectives.

We manage our equity compensation programs to provide competitive rewards that are commensurate with results delivered. The Compensation Committee considers measures related to dilution, burn rate and the cost of the equity incentive program compared to peer companies, while recognizing the need to offer equity to attract and retain top executive and technology talent in an increasingly competitive labor market. This is especially important in areas that help accelerate our strategy of being a global AI-driven expert platform to solve our customers' biggest problems, such as full-stack and data engineering, AI, data science, customer success and sales.

Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations

The Compensation Consultant

The Compensation Committee has the authority to retain independent consultants and other experts to assist it in fulfilling its responsibilities. The committee has engaged the services of Frederic W. Cook & Co. ("FW Cook"), a national executive compensation consulting firm, to review and provide recommendations concerning Intuit's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and interacts with the company and management only in the course of performing those services. As described below under "Fiscal 2023 Peer Group," FW Cook assists the committee in defining our peer group, which is used in our evaluation of our relative executive compensation levels and practices and provides context for making compensation decisions. FW Cook also assists the committee in comparing our non-employee director compensation program and practices to those of peer companies.

FW Cook attended all meetings of the Compensation Committee as its independent advisor, responded to committee members' inquiries and refined their analyses based on the committee's questions. The Compensation Committee has assessed the independence of FW Cook pursuant to Nasdaq and SEC rules, and concluded that FW Cook is independent and that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

Officers and the Board

The Compensation Committee received support from Intuit's human resources leaders in analyzing and establishing Intuit's compensation programs for fiscal 2023. Members of Intuit's management and staff, including the Chief People & Places Officer, members of her staff and internal legal counsel, attended a portion of each meeting of the Compensation Committee.

Mr. Goodarzi, our President and CEO, provided recommendations to the committee regarding the cash and equity compensation of his executive staff (including those who are NEOs), succession planning, organizational development and the use of incentive compensation to drive Intuit's growth and support the ecosystem business model. In determining compensation for other NEOs, the committee considered Mr. Goodarzi's recommendations.

To aid the Compensation Committee in its evaluation of his performance, Mr. Goodarzi provided a self-review and the Board Chair obtained feedback from Mr. Goodarzi's executive staff and members of the Board. The Compensation Committee determined the compensation for Mr. Goodarzi after obtaining market data and other information and input from FW Cook and conferring with independent members of the Board without Mr. Goodarzi present.

In all cases, although the Compensation Committee received advice and recommendations, the committee is solely responsible for making the final decisions on compensation for the NEOs.

Fiscal 2023 Peer Group

Peer Group Composition

Each year the Compensation Committee works with its independent compensation consultant to determine appropriate peer companies for benchmarking our executive compensation program. In choosing the peer group, the committee has two primary objectives:

First, to confirm that our peer group is relevant and includes companies:

- that compete with us for executive and technical talent;
- of similar scope and complexity; and
- of similar size, measured by revenue and market capitalization.

Second, to create a sufficiently robust set of peers to promote continuity year-over-year.

Using these objectives, the independent compensation consultant recommended a fiscal 2023 peer group of 16 companies with the following characteristics:

Criteria for Fiscal 2023 Peer Group	Characteristics
Technology companies with headquarters in California	All are publicly-traded California technology innovators that compete with Intuit for executive and technical talent.
Size	Peer companies generally fall within a range of between 0.25x and 4.0x Intuit's revenue and between 0.25x and 4.0x of Intuit's market capitalization.
Year-over-year continuity	In fiscal 2023, Airbnb, Inc. was added to the peer group, and Twitter, Inc. was removed from the peer group because it no longer met the public company criterion.

The independent compensation consultant reviewed these criteria with the Compensation Committee in January 2023, and the committee determined that the following companies would make up the compensation peer group for fiscal 2023 year-end decisions.

Fiscal 2023 Compensation Peer Group

Activision Blizzard, Inc.	Block, Inc.	PayPal Holdings, Inc.	Uber Technologies, Inc.
Airbnb, Inc.	eBay Inc.	QUALCOMM Incorporated	Visa Inc.
Adobe Inc.	Electronic Arts, Inc.	salesforce.com, inc.	VMware, Inc.
Autodesk, Inc.	Netflix, Inc.	ServiceNow, Inc.	Workday, Inc.

All compensation decisions made in July 2023 utilized this peer group for context. Any discussion about components of executive officers' compensation that occurred prior to July 2023 (including, for example, their fiscal 2023 salaries) utilized the peer data from the peer group approved by the Compensation Committee in January 2022.

How Peer Group Data Were Used

The Compensation Committee used the publicly reported information regarding NEO compensation from the peer companies as a reference point in assessing compensation levels for Intuit's NEOs. The committee then considered each individual officer's role and scope of responsibilities relative to comparable positions at Intuit's peers. Based on this information, the committee reviewed Intuit's executive compensation programs and practices, and analyzed each NEO's base pay, cash bonus and equity awards. There is no targeted benchmark level of compensation.

Components of Compensation

Overview

The components of Intuit's executive compensation program for fiscal 2023 are as follows:

	Component	Primary Purpose
	Base Salary	Provide the security of a competitive fixed cash payment for services rendered.
Performance-Based	**Annual Cash Bonuses**	Reward achievement of annual company operating goals, including revenue and non-GAAP operating income targets, as well as achievement of True North objectives focused on employees, customers, communities and stockholders, including our progress toward certain ESG goals.
Performance-Based	**Long-Term Incentives**	Motivate and reward executives based on Intuit's absolute performance, performance relative to peers and the value delivered to Intuit stockholders through stock price appreciation and dividends.
Performance-Based	**50% PSUs**	**PSUs** retain executives and align them with stockholders for the three-year vesting period, and offer upside for superior stockholder returns relative to similar alternative investments over 12-, 24- and 36-month periods.
Performance-Based	**25% RSUs**	**RSUs** retain executives and provide alignment with stockholders' interests during the four-year vesting term.
Performance-Based	**25% Stock Options**	**Stock Options** motivate executives to build stockholder value over the seven-year life of the options, since options deliver value only if Intuit's stock price appreciates after they are granted.

The Compensation Committee conducts its annual review process near the end of each fiscal year to determine each NEO's cash bonus and equity awards and any adjustments to base salary and target cash bonus opportunities for the following year. This timing allows the committee to consider the company's TSR performance to date and financial results for the fiscal year.

Base Salary

Each July, the Compensation Committee reviews the base salaries of our NEOs in the context of the compensation information provided by the committee's independent compensation consultant. The goal of this review is to determine whether the base salaries of our NEOs are competitive with our compensation peer group and to ensure those salaries reflect each executive's role, responsibilities, experience and performance. Fiscal 2024 base salary decisions for each of our NEOs are described under Fiscal 2023 Compensation Actions below.

Annual Cash Bonuses

Intuit uses cash bonuses to reward achievement of annual company financial performance and strategic objectives, including certain ESG-related goals, and individual strategic and operational objectives, all of which align with stockholder value. These bonuses are determined by a multi-step process. Cash bonuses for our senior executives, including our NEOs, were awarded under the Intuit Inc. Performance Incentive Plan ("IPI"), which is the same bonus program in which our broader employee base participates.

At the beginning of and during the fiscal year

Bonus targets are established. Each NEO has an annual bonus target that is a stated percent of base salary. The Compensation Committee set fiscal 2023 bonus targets in July 2022 for all NEOs based on the scope and significance of each executive's leadership role at Intuit, as well as a review of market data.

IPI bonus pool baseline funding formula is determined. Baseline funding of the IPI is determined by company-wide financial performance. The Compensation Committee set two rigorous, equally weighted performance goals — one based on Intuit's revenue and the other based on non-GAAP operating income. The committee believes these objective measurements serve as clear goals for management to drive both innovation and responsible cost-management.

True North strategic goals are established. As part of our financial planning process, management established goals to deliver results for each of our four key True North stakeholders: employees, customers, communities and stockholders. These metrics are designed to advance our progress toward our bold goals and include measurable company-wide ESG goals. Based on performance against these goals, the Compensation Committee has discretion to make upward or downward adjustments to the funding percentage generated by the baseline funding formula.

True North Stakeholder Fiscal 2023 Goals

Employees	Communities
• Inspire and empower highly engaged employees, as measured by employee surveys*	• Create jobs through Prosperity Hubs*
• Create a diverse and inclusive environment, as measured by percentage of women in our technology roles globally and percentage of U.S. employees from URGs*	• Better prepare people for jobs*
• Grow highly capable people managers, as measured by employee surveys*	• Make a positive impact on climate, as measured by reduction of carbon dioxide equivalent emissions in the communities we serve*
• Retain world's top talent*	

Customers	Stockholders
• Increase the number of active customers	• Grow revenue by double digits
• Improve customer retention	• Increase revenue per customer
• Delight customers more than alternatives, as measured by net promoter scores and product recommendation scores	• Generate operating income growth

* ESG goals

At the end of the fiscal year

Fiscal 2023 baseline bonus funding is determined. The following table shows the formulaic output of a range of performance levels against the two financial goals approved by the Compensation Committee at the beginning of the fiscal year. Based on our actual performance under these measures, the formula yielded a baseline funding for the IPI of 96.0% of target.

Measure Weighting	Revenue ($ Billions) 50%		Non-GAAP Operating Income ($ Billions) +50%		Total =100%
	FY23 Revenue	Bonus Pool Funding as a Percent of Target(1)	FY23 Non-GAAP Operating Income	Bonus Pool Funding as a Percent of Target(1)	Baseline Company Performance as a Percent of Target(2)
Maximum	$16.08	150%	$6.03	150%	150%
Target	**$14.92**	**100%**	**$5.52**	**100%**	**100%**
Threshold	$13.43	–%	$4.97	–%	–%
Actual fiscal 2023 performance and funding percentages	**$14.37**	**92.6%**	**$5.50**	**99.3%**	**96.0%**

(1) Interpolated between defined points. Fiscal 2023 revenue and non-GAAP operating income dollar figures above are rounded to the nearest ten million. The Bonus Pool Funding as a Percent of Target is calculated using dollars in millions. Thus, actual results may vary slightly from the figures presented above.

(2) This reflects a baseline for the funding of the IPI. The Compensation Committee has discretion to determine the actual IPI payment levels for each participant in an amount not to exceed 180% of target or $5 million.

True North goals are assessed. The Compensation Committee considered our progress against the fiscal 2023 True North goals.

Employees

- Maintained engagement scores in the top 10% of industry benchmarks and diversity, inclusion and belonging scores at best-in-class levels, as measured by internal surveys administered by an independent employee engagement analytics firm
- Maintained employee retention at better rates than industry benchmark
- Increased the representation of our U.S employees from URGs to 16.3%, exceeding our fiscal 2023 goal of 16.0%*
- Increased the representation of women in our technology roles globally to 34.1%, falling short of our fiscal 2023 goal of 35.0%*
- Ranked #14 in Fortune magazine's "100 Best Companies to Work For" survey

Communities

- On a cumulative basis, maintained 18,217 seasonal and year-round jobs created in underserved communities, falling short of our fiscal 2023 goal due to a decline in overall US federal income tax returns, with fewer customers needing support
- On a cumulative basis, better prepared 2,516,364 individuals for jobs, exceeding our fiscal 2023 cumulative goal of 2,200,000
- Reduced/avoided greenhouse gas emissions in communities by 495,000 metric tonnes (since 2018), exceeding our fiscal 2023 Climate Positive cumulative goal of 400,000 metric tonnes

Customers

- Grew active customers year-over-year with continued opportunity to accelerate growth
- Opportunity to improve customer satisfaction, as measured by net promoter scores and product recommendation scores

Stockholders

- Grew overall revenue by 13% to $14.4 billion
- Grew revenue by 24% in the Small Business & Self-Employed Group, 6% in the Consumer Group, and 3% in the ProTax Group, partially offset by a 9% decrease in Credit Karma revenue
- Grew combined platform revenue, which includes Small Business and Self-Employed Group Online Ecosystem, TurboTax Online and Credit Karma, by 14% to $11.0 billion

* Does not include Credit Karma, which maintains separate record-keeping systems. Our representation goals focus on attracting and developing the best diverse talent to ensure individuals from all backgrounds have an equal opportunity to be employed and succeed at Intuit.

Actual Named Executive Officer bonus awards are determined. Based on the foregoing, including the results of our True North performance, in some areas of which we remain constructively dissatisfied, the Compensation Committee exercised negative discretion and set funding for the IPI at 90% of target, which is below the baseline formulaic funding level of 96.0%. This funding level established for the NEOs was equal to the aggregate funding percentage applicable to Intuit employees generally. The committee believes that funding short-term incentives paid to the NEOs at the same level as those paid to the rest of our employees helps to promote consistent Intuit-wide outcomes.

The fiscal 2023 bonus payouts for each of our NEOs were as follows:

Name	Annual Base Salary ($)	Target Bonus as a Percent of Salary (%)	Target Bonus ($)	Actual Bonus as a Percent of Target Bonus (%)	Actual Bonus ($)
Sasan K. Goodarzi	1,100,000	200%	2,200,000	90%	1,980,000
Michelle M. Clatterbuck	770,000	100%	770,000	90%	693,000
J. Alexander Chriss	770,000	120%	924,000	90%	831,600
Laura A. Fennell	770,000	120%	924,000	90%	831,600
Marianna Tessel	770,000	120%	924,000	90%	831,600

Long-Term Incentives

For the fiscal 2023 annual equity awards, which were granted in July 2023, our NEOs received half of their grant value in PSUs, and the other half was split evenly between RSUs and stock options. The value of equity grants is measured based on grant date fair value.

PSUs

Our PSUs align the interests of award recipients and our stockholders by rewarding superior stockholder returns compared to the returns of a pre-established peer group of other large technology companies (the "TSR Peers"). Specifically, the target number of shares is earned only if Intuit achieves a relative TSR ranking at the 60th percentile. These performance-based awards ensure that a significant share of our executives' equity compensation is contingent upon future outperformance compared to a peer group.

Vesting. PSUs cliff vest after a three-year period and are earned based on Intuit's TSR compared to the TSR Peers over three discrete performance periods covering 12, 24 and 36 months. Shares earned based on the 12- and 24-month relative TSR performance periods have an additional service-based vesting requirement; these shares do not vest until the end of the 36-month period. The three-year vesting schedule serves as a retention incentive and requires consistent, longer-term stock price performance, which supports long-term alignment with the interests of our stockholders.

Awards of PSUs to the CEO include an additional mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the PSU awards. This is to ensure longer-term alignment with stockholders and accountability for strategic decision-making. Except in certain limited circumstances (death, disability or a change in control), the deferral period applies to vested shares even if the CEO terminates service with the company or continues to serve Intuit but in a different role.

Performance goals. The target TSR is the 60th percentile of the TSR Peer group, which ensures that Intuit must perform better than the clear majority of the relative TSR Peers before executives earn the target number of shares. The use of discrete measurement periods of 12, 24 and 36 months aims to minimize the potential impact of short-term share price volatility over the duration of the three-year performance period. However, no portion of a PSU award is earned or distributed until the conclusion of the full three-year performance period to ensure retention and long-term alignment with stockholders. The Compensation Committee believes that this approach focuses the NEOs on long-term stockholder return.

TSR Peers. The TSR Peers were chosen so that the PSUs will reward the NEOs based on objective measurement of Intuit's one-, two- and three-year returns compared to similar companies in which an Intuit stockholder might reasonably invest. The TSR Peers were identified using objective selection criteria recommended by the Compensation Committee's independent compensation consultant. In prior years, the TSR Peers were selected by identifying U.S.-based public companies with General Industry Classification Standard ("GICS") codes that were same as or similar to ours, which also met minimum market capitalization and revenue requirements. As a result of revisions that were made to the GICS framework in March 2023, a number of companies were reassigned new GICS codes. Under this new GICS framework, the historical approach to TSR Peer selection would no longer identify a group of companies that was large enough, engaged in the same type of business, or consistent year over year. The Compensation Committee, at the recommendation of the compensation consultant, reviewed several new approaches to identifying the TSR Peers based on objective criteria and, for fiscal 2023, the committee identified the TSR Peers by using the following criteria:

- Companies in the peer group used to benchmark our executive compensation program (the "Compensation Benchmark Peers"); and

- Companies disclosed by a Compensation Benchmark Peer in its proxy statement that it uses to benchmark its own executive compensation program that meet the following additional criteria:
  - At least one other Compensation Benchmark Peer discloses that it uses that company to benchmark its own executive compensation; and
  - It has a market capitalization and revenues greater than or equal to 0.2x Intuit's

For fiscal 2023, there were 44 TSR Peers to ensure a robust sample for purposes of comparing TSR, even in the event of mergers or acquisitions during the three-year PSU performance period. For comparison, there were 38 TSR Peers for fiscal 2022, and 26 of the 44 peer companies appear in both the fiscal 2022 and fiscal 2023 lists. The list of TSR Peers is not the same as the list of peers used to benchmark executive compensation.

Fiscal 2023 TSR Peer Group

Accenture Holdings plc	eBay Inc.	QUALCOMM
Activision Blizzard, Inc.	Electronic Arts Inc.	salesforce.com, inc.
Adobe Inc.	Fiserv, Inc.	SAP
Airbnb, Inc.	Global Payments Inc.	ServiceNow, Inc.
Alphabet Inc.	Intel	Synopsys, Inc.
Amazon.com, Inc.	International Business Machines Corporation	Tesla
American Express	JP Morgan Chase	The Walt Disney Co
Apple	Mastercard Incorporated	US Bancorp
Autodesk, Inc.	Meta Platforms, Inc.	Uber
Block, Inc.	Microsoft Corporation	Visa Inc.
Booking Holdings	Netflix	VMware, Inc.
Charter Communications	NVIDIA	Warner Brothers Discovery
Cisco Systems	Oracle Corporation	Workday, Inc.
Discover Financial	Palo Alto Networks, Inc.	Zoom Video Communications, Inc.
DoorDash, Inc.	PayPal Holdings, Inc.	

How PSU payouts link to performance. A payout equal to 100% of the target number of shares is earned when Intuit's relative TSR is at the 60th percentile of the TSR Peers for the applicable performance period. Payouts can range from as low as 0% (if performance is below the 25th percentile of the TSR Peers for the performance period) to 200% of target (if Intuit's TSR reaches the 100th percentile of the TSR Peers for the performance period). In order to avoid particularly large awards for outperforming peers in a declining market when Intuit's stockholders do not earn a positive return, payouts for each performance period are generally capped at 100% of target if absolute TSR for that performance period is negative. However, in order to further emphasize the long-term nature of these awards, recipients may still earn the full value of any capped award if, for the 36-month performance period, Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above.

The table below summarizes the relationship between relative TSR performance and the percent of target that may be earned under these awards.



TSR Performance Relationship

	Threshold	Target	Maximum
← NO SHARES EARNED →			
Intuit's TSR Percentile Rank[1]	25th	60th	100th
Shares Earned as a Percent of Target [2]	40%	100%	200%

(1) Linear interpolation between defined points. The stockholder return of both Intuit and the TSR Peers is measured using a thirty trading-day average at the start and the end of each performance period, which reduces the effect of daily stock market volatility on these measurements.

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period unless Intuit achieves, for the 36-month performance period, absolute TSR that is not negative or a relative TSR ranking that is at or above the 75th percentile.

Dividends. Recipients of PSUs, including the NEOs, are provided associated dividend-equivalent rights, but the dividends are not paid unless and until the underlying shares are earned, vest and are issued. Dividend-equivalent rights on PSUs that fail to vest are forfeited.

RSUs

In fiscal 2023, 25% of the total value of the executive officers' annual equity awards was made in the form of RSUs. These RSUs provide a link to stockholders' interests because their value tracks with changes in Intuit's stock price. They also serve as a long-term incentive for officers to remain with Intuit, since RSUs are forfeited if the recipient does not stay with Intuit through the vesting period.

RSUs generally vest over four years, with 25% of the shares vesting in July of the year following the grant date, and the remainder vesting in equal quarterly installments over the next three years, so long as the executive officer continues to be employed by Intuit. The CEO's RSU awards also include a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that vest under the RSU awards, to support longer-term alignment with stockholders. Except in certain limited circumstances (death, disability, retirement or a change in control), the deferral period generally applies to vested shares even if the CEO terminates service with Intuit or continues to serve Intuit but in a different role.

Intuit employees (including the NEOs) are provided dividend-equivalent rights in conjunction with RSU awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on RSUs that fail to vest are forfeited.

Stock Options

In fiscal 2023, 25% of the total value of the executive officers' annual equity awards was provided in the form of non-qualified stock options. Stock options become valuable only if the price of Intuit stock appreciates after the grant date, so they align option holders with the goal of increasing stockholder value over the seven-year term of the options. These stock options vest over four years of continued service, with 25% of the options vesting after one year and the remainder vesting in equal monthly installments over the next three years, so long as the executive officer continues to be employed by Intuit.

Forfeiture

Intuit employees (including the NEOs) forfeit their unvested equity awards if they terminate their service with Intuit before the end of the applicable vesting period. Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, a retirement eligible employee is entitled to pro rata vesting of their RSUs, PSUs and stock options based on the number of full months of service over the award term.

How Equity Grant Values Were Determined

The Compensation Committee considers multiple factors in determining the size of an executive's equity awards, including annual performance ratings, succession planning, internal equity, retention value of current equity holdings and equity award values for executives with similar roles at peer companies. For fiscal 2023, only executives with a performance rating of "achieved expectations," "exceeded expectations" or "trajectory-changing performance" were eligible for equity awards; a rating of "trajectory-changing performance," for any given role, generally resulted in a larger equity grant than any other rating. The committee exercises its judgment and discretion, and also considers the recommendations of the CEO, in setting specific awards for our NEOs. All annual equity granted to our NEOs reflects the mix of 50% PSUs, 25% RSUs and 25% stock options discussed above.

The value of the equity granted to Mr. Goodarzi was determined based on a review by the Compensation Committee of data provided by the committee's independent compensation consultant related to the market, decisions made for other Intuit officers, Mr. Goodarzi's equity holdings, and his prior compensation, in addition to the committee's own assessment that Mr. Goodarzi delivered outstanding results for all stakeholders during the fiscal year and demonstrated trajectory-changing performance for the company and its stakeholders.

To determine the size of the equity awards for the other NEOs, the committee reviewed data provided by the committee's independent compensation consultant, which estimated the range of grant values provided to executives in comparable positions at companies within Intuit's compensation peer group. The committee then considered the CEO's recommendations in order to determine where within the applicable range each executive's equity grant value should fall. The committee gives considerable weight to the CEO's recommendations because he has direct knowledge of each other NEO's performance and contributions.

The realization of an executive's grant date equity values is subject to a significant amount of performance risk, and the amount actually earned could be significantly lower if Intuit's absolute and relative TSR (compared to the TSR Peers) are not strong. The challenging nature of Intuit's performance-based equity goals is illustrated by the 60th percentile relative TSR target.

The fiscal 2023 equity decisions for each of our NEOs are described on the following pages.

Fiscal 2023 Compensation Actions

Compensation Snapshot For Each Named Executive Officer

Sasan Goodarzi,
President and Chief Executive Officer



Summary: The Compensation Committee's decisions relating to Mr. Goodarzi's fiscal 2023 compensation reflect its assessment that Mr. Goodarzi navigated a challenging macroeconomic environment to drive Intuit's strong results in fiscal 2023 and demonstrated excellent leadership of the company's strategic direction. The Compensation Committee believes this compensation package rewarded Mr. Goodarzi for his role in driving Intuit's strong fiscal 2023 financial performance, employee engagement, progress on the five Big Bets and progress on the True North goals. The True North Goals included increasing the percentage of women in our technology roles globally and the percentage of U.S. employees from underrepresented racial groups, reducing and offsetting greenhouse gas emissions, creating jobs in underserved communities and better preparing individuals for jobs. The committee further recognized Mr. Goodarzi's leadership of a high-performing management team with deep leadership experience, Intuit's progress on its strategy to become a global AI-driven expert platform, and his leadership of the company to prioritize the use and deployment of AI to solve the most important problems of our customers.

July 2023 Compensation Decisions

After assessing Mr. Goodarzi's performance, as described below, the Compensation Committee consulted with the Board, without Mr. Goodarzi present, and made the decisions described below with respect to his compensation.

Fiscal 2023 Bonus Award: $1,980,000, or 90% of target bonus

- The 90% target bonus payout is less than the 96.0% generated under the bonus plan's funding formula and matches the bonus pool funding percentage the Compensation Committee approved for the broader employee base, which helps to promote consistent Intuit-wide outcomes.

Fiscal 2023 Target Equity Grant Value: $25,500,000

- Divided among PSUs (50% of grant value), RSUs (25%) and stock options (25%).

  Mr. Goodarzi's RSUs and PSUs are subject to an additional mandatory one-year holding period after vesting to ensure longer-term alignment with stockholders. Mr. Goodarzi's fiscal 2023 target equity grant value was flat compared to fiscal 2022.

Fiscal 2024 Base Salary: $1,200,000

- An increase of $100,000, or 9%, to align with the median from the Compensation Benchmark Peers.

Fiscal 2024 Bonus Target: 200% of base salary

- No change from fiscal 2023.

Performance Assessment

The Compensation Committee determined that Mr. Goodarzi delivered strong results for all stakeholders due to his impact on the one-year performance of the company and our primary business units, as well as on Intuit's longer-term goals and strategic plans.

Short-Term Goals

The Compensation Committee determined that Mr. Goodarzi navigated a challenging macroeconomic environment to deliver strong results with respect to the annual goals established by the committee early in fiscal 2023 relating to revenue growth, operating income growth and leadership.

Revenue and operating income growth. Fiscal 2023 revenue was $14.4 billion, reflecting 13% annual growth, fueled by 24% growth in the Small Business & Self-Employed Group and 6% growth in the Consumer Group, offset by a 9% decrease in Credit Karma revenue. GAAP operating income was $3.1 billion, up 22% from fiscal 2022, and non-GAAP operating income was $5.5 billion, up 22% from the prior year.

Leadership Results. The committee observed that Mr. Goodarzi delivered strong results in achieving his goals, including:

- **Delivering awesome customer experiences that create delight and increase share**, as measured by customer product recommendation scores and net promoter scores and customer growth and retention, leadership across products and geographic regions, and acceleration of our mission to power prosperity around the world with the acquisition of Mailchimp and other corporate development initiatives;

- **Continuing to build a high-performing organization and a great environment for the best talent**, as measured by strong employee engagement scores, below-market attrition rates, an increase in the diversity of our workforce, and a continued high ranking in Fortune magazine's "100 Best Companies to Work For" survey; and

- **Continuing to build Intuit's reputation by developing a robust culture of trust, compliance and security**, as demonstrated through continuous enhancements to Intuit's compliance, security and fraud detection and prevention processes and capabilities and advancements in Intuit's corporate responsibility initiatives, including setting science-based net-zero emissions targets and reporting.

Long-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered meaningful progress toward the longer-term goals it established earlier in fiscal 2023, including implementation of a long-term plan to accelerate Intuit's growth track and execution of a multi-year leadership strategy.

Long-term strategic plan to accelerate the company's growth track. The committee recognized Mr. Goodarzi's leadership in executing Intuit's mission and strategy to become a global AI-driven expert platform and ensuring that leaders and employees understand the connection between their work and Intuit's goals. The committee recognized the progress on and evolution of the company's strategic priorities, or Big Bets, including accelerating the use and deployment of AI to solve the most important problems of our customers, focus on growth of new generations of customers, breakthrough adoption of offerings by our customers and acceleration of better together customer experiences across our platform. The committee also recognized Mr. Goodarzi's leadership to refresh the company's 2030 bold goals and noted his strength in creating a culture of accountability with an operating system that provides rigor for measuring progress. The committee also noted Mr. Goodarzi's focused deployment of resources to accelerate the application of AI and other critical technology and platform, brand and corporate responsibility initiatives designed to enhance the long-term strategy.

Multi-year leadership and succession strategy. The committee assessed Mr. Goodarzi's progress against his multi-year leadership and succession strategy. In particular, the committee recognized Mr. Goodarzi's performance growing and developing the management team, and leadership in attracting and retaining skills and talent that are aligned with Intuit's strategic priorities, as well as his focus on succession plans. The committee further recognized Intuit's best-in-class employee engagement and DEI scores.

Other Named Executive Officers

The Compensation Committee determined the compensation for Intuit's other NEOs based on each executive's leadership in achieving the company's one-year operating plan and making significant progress toward longer-term strategic plans. In evaluating the other executives and determining each of their overall performance ratings, the committee considered:

- the performance evaluation and pay recommendations made by the CEO, which took into account the performance of each executive's business unit or functional group, the executive's leadership capability, and the importance of retaining the executive; and

- the scope, degree of difficulty and importance of the executive's responsibilities.

The committee gave considerable weight to the evaluation provided by the CEO because of his direct detailed knowledge of each NEO's performance and contributions. However, the committee has the sole responsibility for determining NEO compensation.

Like the CEO, each of the other NEOs was paid a bonus of 90% of his or her target bonus, which is less than the percentage generated under the bonus plan's funding formula and matches the funding level the Compensation Committee approved for the bonus pool for the broader employee base.

J. Alexander Chriss,

Executive Vice President and General Manager, Small Business & Self-Employed Group
(through September 5, 2023)



Performance Assessment: The Compensation Committee determined that Mr. Chriss delivered trajectory-changing results in his role as leader of the Small Business & Self-Employed Group. Under his leadership, our acquisition of Mailchimp accelerated progress on our strategic priorities related to being the center of small business growth and disrupting the small business mid-market. Despite an uncertain macroeconomic environment, Mr. Chriss drove strong results, delivering Small Business & Self-Employed Group revenue growth of 24% and Small Business and Self-Employed Group Online Ecosystem revenue growth of 30% for the fiscal year. The committee recognized Mr. Chriss as a visionary leader with the ability to inspire and implement change and recruit and develop top talent.

July 2023 Compensation Decisions:

Fiscal 2023 Bonus Award: $831,600, or 90% of target

Fiscal 2023 Target Equity Grant Value: $13,500,000

Fiscal 2024 Base Salary: $770,000 (through September 5, 2023)
- No change from fiscal 2023

Fiscal 2024 Bonus Target: 120% of base salary
- No change from fiscal 2023

Laura A. Fennell,

Executive Vice President and Chief People & Places Officer



Performance Assessment: The Compensation Committee recognized Ms. Fennell's trajectory-changing impact in her role as Chief People & Places Officer. The committee assessed Ms. Fennell's courageous, decisive and compassionate leadership as the company evolved to a hybrid workplace model amid unprecedented growth of our workforce. She exhibited execution excellence in managing Intuit's human resources functions. She also demonstrated strong leadership in driving employee engagement, acquisition and retention of talent in a highly competitive market, as well as DEI initiatives to further Intuit's strategic goals and reputation. The committee also recognized Ms. Fennell as a transformational leader with strong business acumen, operational rigor and ability to inspire her team to develop organizational capability.

July 2023 Compensation Decisions:

Fiscal 2023 Bonus Award: $831,600, or 90% of target

Fiscal 2023 Target Equity Grant Value: $11,500,000

Fiscal 2024 Base Salary: $770,000
- No change from fiscal 2023

Fiscal 2024 Bonus Target: 120% of base salary
- No change from fiscal 2023

Marianna Tessel,

Executive Vice President and Chief Technology Officer (through September 5, 2023),
Executive Vice President and General Manager, Small Business & Self-Employed Group
(effective September 5, 2023)



Performance Assessment: The Compensation Committee determined that Ms. Tessel delivered trajectory-changing results in her role as Chief Technology Officer. Under her leadership, Intuit accelerated the use and deployment of AI to solve the most important problems of our customers, continued to enhance our cybersecurity programs to build even more trust with our customers as stewards of their data and drove increased benefits to customers. The committee also recognized Ms. Tessel's significant contributions to increasing the speed of innovation to solve the most important customer problems. In addition, the committee recognized Ms. Tessel's visionary leadership and deep customer and data orientation and her strength in building and inspiring teams and developing culture.

July 2023 Compensation Decisions:

Fiscal 2023 Bonus Award: $831,600, or 90% of target

Fiscal 2023 Target Equity Grant Value: $14,500,000

Fiscal 2024 Base Salary: $770,000
- No change from fiscal 2023

Fiscal 2024 Bonus Target: 120% of base salary
- No change from fiscal 2023

Michelle Clatterbuck,

Executive Vice President and Chief Financial Officer (through July 31, 2023)



On February 23, 2023, we announced that Ms. Clatterbuck would transition to a new role effective July 31, 2023. We entered into an agreement with her (the "Transition Agreement") pursuant to which she will continue to be employed by the company through July 31, 2024 (the "Transition Period"). Effective August 1, 2023, Ms. Clatterbuck will be paid an annual base salary of $125,000 and will be eligible to receive a target annual cash bonus equal to 10% of her base salary. During the Transition Period, while continuing to serve as an employee, Ms. Clatterbuck's previously granted equity awards will continue to vest in accordance with their terms. The Compensation Committee did not make any compensation decisions for Ms. Clatterbuck in July 2023 and she did not receive any new equity grants in fiscal 2023.

Fiscal 2023 Equity Grants

The following table shows the intended target total annual equity grant value awarded to each NEO at the end of fiscal 2023, and the number of PSUs, RSUs and stock options granted based on the fiscal 2023 performance and compensation review process.

The intended values shown in the table may or may not be achieved, depending on whether performance criteria are met and how Intuit's stock price performs over the vesting period.

Name	Total Intended Value of Equity Grant[1]	PSUs (target #) (50% of value)	RSUs (target #) (25% of value)	Stock Options (#) (25% of value)
Sasan K. Goodarzi	$25,500,000	25,473	12,840	43,433
Michelle M. Clatterbuck[2]	–	–	–	–
J. Alexander Chriss	$13,500,000	13,486	6,798	22,994
Laura A. Fennell	$11,500,000	11,488	5,791	19,588
Marianna Tessel	$14,500,000	14,485	7,301	24,697

(1) These values were estimated using data available to the Compensation Committee on July 27, 2023. They do not match exactly the grant date fair values presented in the Fiscal Year 2023 Summary Compensation Table, which were calculated in accordance with FASB ASC Topic 718 and take into account the price of Intuit's common stock on the July 27, 2023 grant date.

(2) Ms. Clatterbuck transitioned to a new role effective July 31, 2023. The Compensation Committee did not grant any equity to Ms. Clatterbuck in July 2023.

Payout of PSUs Granted in 2020

In July 2020, the Compensation Committee approved the grant to Intuit executives of performance-based RSUs that were tied to relative total stockholder returns over 12-, 24- and 36-month performance periods. In each case, earning and vesting of these 2020 PSUs was based on Intuit's percentile rank for TSR compared to companies in the TSR peer group established for fiscal 2020, based on the 30-day average closing market price of each member of that peer group at the beginning and the end of each performance period. The Compensation Committee did not make any adjustments to the amounts earned under the formula.

The graphic below describes the percent of target that could be earned under these awards based on relative TSR, as well as the actual relative TSR performance for each performance period, as certified by the Compensation Committee under the earnout formula.



2020 PSU Grants: Actual Outcomes

	Threshold	Target	2020-2021: 84 / 2020-2022: 80 / 2020-2023: 74 Actual	Maximum
Intuit's TSR Percentile Rank[1]	25th	60th	**79.3**	100th
Shares Earned as a Percent of Target[2]	40%	100%	**148.3%** (2020-2021: **160%** / 2020-2022: **149%** / 2020-2023: **136%**)	200%

← NO SHARES EARNED →

(1) Linear interpolation between defined points

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period.

For all of the NEOs, the table below sets forth the number of 2020 PSUs that vested on September 1, 2023, based solely on the formula established for the awards.

Name	2020 PSUs Vested (#)
Sasan K. Goodarzi	45,704
Michelle M. Clatterbuck	19,244
J. Alexander Chriss	16,837
Laura A. Fennell	18,042[1]
Marianna Tessel	22,852

(1) Includes 625 PSUs that previously vested in order to cover required employment taxes (and income taxes related to such vesting) because the executive is retirement eligible.

Other Benefits

Management Stock Purchase Program

To help encourage our executives to own Intuit stock, Intuit maintains the Management Stock Purchase Program (the "MSPP"). Under the MSPP, employees with a title of director or above (including the NEOs) may elect to defer up to 15% of their annual incentive bonus, which is then converted into deferred stock units based on the fair market value of Intuit's stock on the date bonuses are awarded. These deferred stock units are fully vested on the purchase date, but are not issued in the form of shares until the earlier of the third anniversary of the purchase date or the date the executive terminates employment with Intuit. Intuit also grants employees who defer a portion of their annual bonuses an additional RSU for every deferred stock unit purchased through the MSPP, up to a maximum number, as shown below for the NEOs.

Executive Level	Maximum Number of Matching RSUs
Executive Vice President	1,500
Chief Executive Officer	3,000

These matching RSUs cliff vest three years after the grant date, or on the recipient's earlier death or disability. This three-year vesting period is intended to assist Intuit in retaining key talent. The RSUs granted pursuant to the MSPP are issued under the 2005 Equity Incentive Plan.

Deferred stock units purchased by employees under the MSPP, as well as any matching RSUs, have dividend-equivalent rights. Dividends on the purchased deferred stock units are paid on the later of the date the shares are issued or the date dividends are paid to Intuit's common stockholders. Dividends on matching RSUs are paid upon vesting.

Non-Qualified Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan (the "NQDCP"), which provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may make discretionary employer contributions to participant accounts in certain circumstances; the timing, amounts and vesting schedules of any such contributions are at the sole discretion of the Compensation Committee or its delegate. There were no discretionary employer contributions for fiscal 2023.

Benefits under the NQDCP are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason, or at a later date if necessary to comply with Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Deferrals authorized by an executive and the related earnings are always 100% vested. Discretionary company contributions, if any, and the related earnings vest as determined by Intuit at the time a particular contribution is made, and in any event vest completely upon the participant's disability or death or a change in control of Intuit.

Employee Benefits

All employees (including the NEOs) are eligible to participate in a number of programs that make up Intuit's total compensation package, including health and welfare benefits, our 401(k) Plan with a company-sponsored match component and our Employee Stock Purchase Plan. NEOs participate in these programs on the same terms as all other employees. Intuit does not offer a defined benefit pension plan.

Termination Benefits

As discussed below under Potential Payments Upon Termination of Employment or Change in Control, the company has agreed to provide severance payments to Mr. Goodarzi and pro rata vesting of equity awards to all of our NEOs, if their employment is terminated under specific circumstances. Intuit agreed to provide these benefits as consideration for each executive's agreement to provide services as an employee. Intuit does not provide excise tax "gross-up" protection if a change-in-control payment is considered an "excess parachute payment" under U.S. tax laws.

Our Compensation Policies and Practices

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy and reduce risk in our compensation programs.

Stock Ownership Requirements

Intuit has a mandatory stock ownership program that applies to employees at the senior vice president level and above (including the NEOs) and to members of the Board. To ensure continued alignment of interests among Intuit's management, directors and stockholders, the ownership requirements are as follows:

Role	Minimum Value of Stock Ownership
Chief Executive Officer	10x base salary
Chief Financial Officer, Chief Technology Officer and General Managers of the company's two principal business units	5x base salary
Other Executive Vice Presidents	3x base salary
Senior Vice Presidents	1.5x base salary
Non-employee Board Members	10x standard annual Board retainer ($750,000)

Individuals must comply within five years after becoming subject to the guidelines. Existing senior officers who are promoted to positions with a higher ownership requirement have three years to reach that higher level. Senior officers must retain 50% of the shares remaining at the time of vesting of RSUs or PSUs, or exercise of options, after payment of any applicable exercise price and tax withholding ("net shares"), until they reach the applicable ownership requirement. Any senior officer who has not achieved the applicable ownership requirement by the applicable compliance date must retain 100% of his or her net shares until compliance is achieved. If a Board member has not met the stock ownership requirement by the required date, then 50% of that Board Member's annual cash retainer will be paid in the form of Intuit stock until the required ownership level is reached. Shares that count toward this requirement include shares owned by the executive, unvested shares or stock units where vesting is solely contingent on future service, shares held in retirement accounts, shares held in trust, and shares or stock units that have vested but receipt of which has been deferred. As of July 31, 2023, all NEOs were in compliance with the requirements. As noted above in Director Compensation, all of our directors were also in compliance with these requirements as of July 31, 2023.

In addition to these ownership requirements, Mr. Goodarzi's RSUs and PSUs granted after he became the CEO are subject to a mandatory one-year holding period after vesting in the form of an automatic one-year deferral of the release of the underlying shares, to increase his long-term alignment with stockholders.

Intuit's Equity Granting Policy For Senior Executives

Equity grants made to the CEO, Executive Vice Presidents or other Section 16 officers must be approved by the Compensation Committee.

Timing of grants. During fiscal 2023, equity awards to employees generally were granted on regularly scheduled predetermined dates. As part of Intuit's annual performance and compensation review process, the Compensation Committee approves stock option, RSU and PSU awards to our NEOs within a few weeks before Intuit's July 31 fiscal year-end.

Option exercise price. The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with an acquisition) is the closing price of Intuit's common stock on the Nasdaq stock market on the date of grant.

Policy Regarding Derivatives, Short Sales, Hedging And Pledging

Intuit's Insider Trading Policy prohibits directors, officers and other employees from placing securities into a margin account, pledging any Intuit securities as collateral for a loan, trading in put or call options or other derivatives of Intuit's securities, engaging in short sales of Intuit securities, or purchasing any other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Intuit securities held directly or indirectly.

Clawbacks

On October 25, 2023, we adopted a clawback policy that complies with the new Nasdaq listing standards that implement the new SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and applies to our executive officers (as defined in applicable SEC rules). This policy applies to all incentive-based compensation (as that term is defined in the new SEC rules), which includes performance-based awards granted under our 2005 Equity Incentive Plan and the cash bonus payments under the annual cash incentive plan in which our executive officers participate.

In addition to the adoption of the new clawback policy, our 2005 Equity Incentive Plan contains a clawback provision that applies to all participants and provides that, in the event we issue a restatement of our financial results for any period in the previous three fiscal years, the Compensation Committee, in its discretion, may require a participant to repay or forfeit a portion of time- and performance-based awards that the committee determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Compensation Committee considers the financial, accounting and tax consequences to Intuit as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards relative to our one- and three-year operating plans (including revenue) and market capitalization.

Executive Compensation Tables

Fiscal Year 2023 Summary Compensation Table

The following table shows compensation earned by or granted to our NEOs during the last three fiscal years, as calculated under SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	2023	1,100,000[4]	17,840,333	6,375,096	1,980,000[4]	10,000[5]	27,305,429
	2022	1,100,000	17,489,821	6,375,036	2,200,000	10,000	27,174,857
	2021	1,000,000	15,981,685	5,750,052	2,187,500	10,000	24,929,237
Michelle M. Clatterbuck[6] Executive Vice President and Chief Financial Officer	2023	770,000	105,119	–	693,000[7]	10,000[5]	1,578,119
	2022	700,000	7,632,122	2,500,044	700,000	10,000	11,542,166
	2021	700,000	7,230,511	2,375,027	875,000	10,925	11,191,463
J. Alexander Chriss Executive Vice President and General Manager, Small Business and Self-Employed Group	2023	770,000	10,230,812	3,375,059	831,600[7]	10,000[5]	15,217,471
	2022	700,000	9,506,960	3,125,020	700,000	12,133	14,044,113
	2021	700,000	8,355,966	2,750,057	875,000	11,185	12,692,208
Laura A. Fennell Executive Vice President and Chief People & Places Officer	2023	770,000	8,730,728	2,875,127	831,600[7]	10,000[5]	13,217,455
	2022	700,000	9,506,960	3,125,020	700,000	10,000	14,041,980
	2021	700,000	6,480,386	2,125,088	875,000	10,000	10,190,474
Marianna Tessel Executive Vice President and Chief Technology Officer	2023	770,000	10,980,607	3,625,026	831,600[7]	10,992[8]	16,218,225
	2022	700,000	9,375,560	3,125,020	700,000	13,150	13,913,730
	2021	700,000	8,355,966	2,750,057	875,000	11,362	12,692,385

(1) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards During Fiscal Year 2023" table below. In addition to annual stock awards, the amounts above include the fair value of RSUs that Intuit granted in August of each fiscal year to match RSUs that certain NEOs purchased under the MSPP with amounts deferred from their bonuses earned in the prior fiscal year. Amounts presented in the table above represent the aggregate grant date fair value of awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value of each RSU award was calculated using the closing price of Intuit's common stock on the date of grant. The total grant date fair value of the PSUs that may be earned depending on Intuit's relative TSR remains the same whether the maximum, target, or below target performance is earned. Refer to Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2023.

(2) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards During Fiscal Year 2023" table below. Amounts presented in the table above represent the aggregate grant date fair value of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to stock option grants and a complete description of the valuation of share-based compensation, see Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2023.

(3) These amounts represent the amounts earned for performance under the IPI during fiscal 2023 and paid in August 2023. The cash incentive program is described in more detail in the "Compensation Discussion and Analysis."

(4) The amount shown also includes a deferral at the recipient's election under the Non-Qualified Deferred Compensation Plan. See "Non-Qualified Deferred Compensation for Fiscal Year 2023" for more information.

(5) This amount represents $10,000 in matching contributions by Intuit into the NEO's 401(k) plan.

(6) Ms. Clatterbuck transitioned to a new role effective July 31, 2023 and her fiscal 2023 compensation information reflects the compensation decisions announced in February 2023 relating to this transition. The Compensation Committee did not make any compensation decisions for Ms. Clatterbuck in July 2023.

(7) The amount includes a deferral of the amount set forth in the table below made at the recipient's election under the MSPP. Under the terms of the MSPP, a participant may elect to use a stated portion of his or her annual IPI award to purchase deferred stock units under Intuit's 2005 Equity Incentive Plan. Intuit then matches these purchased units with another grant of RSUs that vest three years from the date of grant. The MSPP is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Executive MSPP Contribution ($)	Deferred Stock Units Reserved for Executive Contribution (#)
Michelle M. Clatterbuck	104,034	209
J. Alexander Chriss	124,940	251
Laura A. Fennell	124,940	251
Marianna Tessel	124,940	251

(8) This amount includes $10,000 in matching contributions by Intuit into Ms. Tessel's 401(k) plan and a referral award under Intuit's broadly available referral program of $500, which was grossed-up in the amount of $492, consistent with all awards made under the program.

Grants of Plan-Based Awards During Fiscal Year 2023

The following table provides information about PSUs and RSUs granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2023, and cash awards for which the NEOs were eligible in fiscal 2023 under the IPI.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards[2]	Grant Date Fair Value of Stock Awards[3]
			Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Shares (#)	($)
Sasan K. Goodarzi	7/27/2023	7/27/2023			10,189	25,473	50,946	–	11,464,888[4]
	7/27/2023	7/27/2023			–	–	–	12,840	6,375,445[7]
			2,200,000	3,300,000	–	–	–	–	–
									17,840,333
Michelle M. Clatterbuck	8/12/2022	8/12/2022			–	–	–	216	105,119[6]
			770,000	1,155,000	–	–	–	–	–
									105,119
J. Alexander Chriss	8/12/2022	8/12/2022			–	–	–	216	105,119[6]
	7/27/2023	7/26/2023			5,394	13,486	26,972	–	6,750,282[4]
	7/27/2023	7/26/2023			–	–	–	6,798	3,375,411[5]
			924,000	1,386,000	–	–	–	–	–
									10,230,812
Laura A. Fennell	8/12/2022	8/12/2022			–	–	–	216	105,119[6]
	7/27/2023	7/26/2023			4,595	11,488	22,976	–	5,750,204[4]
	7/27/2023	7/26/2023			–	–	–	5,791	2,875,405[7]
			924,000	1,386,000	–	–	–	–	–
									8,730,728
Marianna Tessel	8/12/2022	8/12/2022			–	–	–	216	105,119[6]
	7/27/2023	7/26/2023			5,794	14,485	28,970	–	7,250,322[4]
	7/27/2023	7/26/2023			–	–	–	7,301	3,625,166[5]
			924,000	1,386,000	–	–	–	–	–
									10,980,607

(1) Represents awards that could have been earned under the IPI based on performance in fiscal 2023. These columns show the awards that were possible at the Target and Maximum levels of performance. The maximum award that could have been earned by each NEO was the lesser of 150% of the Target or $5 million.

(2) Awards made pursuant to Intuit's 2005 Equity Incentive Plan. With respect to the PSUs described in footnote (4) that may be earned depending on Intuit's relative TSR, the "Threshold" column reflects the number of PSUs that will be earned if the lowest TSR performance goals are achieved, the "Target" column reflects the number of PSUs that will be earned if the TSR performance goals are achieved at target levels, and the "Maximum" column reflects the maximum number of PSUs that could be earned if the highest level of performance is achieved. The RSUs described in footnotes (5) and (7) will all become subject to service-based vesting upon the completion of the specified service period or, otherwise, be forfeited.

(3) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the total grant date fair value of the PSUs described in footnote (4), which may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target number of PSUs is earned. The grant date fair values of the RSUs described in footnotes (5) and (7) and the MSPP matching RSUs described in footnote (6) were calculated using the closing price of Intuit's common stock on the date of grant.

(4) Depending on Intuit's relative TSR for the 12-, 24- and 36-month periods ending July 31, 2024, July 31, 2025, and July 31, 2026, compared to TSR for a pre-established peer group, and so long as the executive remains employed by Intuit following each such date, the earned portion of these PSUs will vest on September 1, 2026. Mr. Goodarzi's PSUs will be issued one year after the vesting date.

(5) These RSUs will vest as to 25% of the shares on July 1, 2024, and thereafter 6.25% of the shares quarterly through July 1, 2027.

(6) Represents Intuit matching grants of RSUs under the MSPP with respect to deferrals of fiscal 2022 bonuses. The bonuses were paid and deferred in early fiscal 2023, and the matching grants vest on the third anniversary of the grant date.

(7) These RSUs will vest as to 12.5% of the shares on December 31, 2023, and thereafter 6.25% of the shares quarterly through July 1, 2027. Mr. Goodarzi's RSUs will be issued one year after the vesting dates.

The following table provides information about stock options granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2023.

Name	Grant Date	Board Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Options ($/share)	Grant Date Fair Value of Option Awards ($)[2]
Sasan K. Goodarzi	7/27/2023	7/27/2023	43,433	496.53	6,375,096
Michelle M. Clatterbuck[3]			–	–	–
J. Alexander Chriss	7/27/2023	7/26/2023	22,994	496.53	3,375,059
Laura A. Fennell	7/27/2023	7/26/2023	19,588	496.53	2,875,127
Marianna Tessel	7/27/2023	7/26/2023	24,697	496.53	3,625,026

(1) These awards vest as to 25% of the options on July 27, 2024, and 2.083% of the options each month thereafter.

(2) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718.

(3) Ms. Clatterbuck transitioned to a new role effective August 1, 2023 and her fiscal 2023 compensation information reflects the compensation decisions announced in February 2023 relating to this transition. The Compensation Committee did not grant any equity to Ms. Clatterbuck in July 2023.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table provides information with respect to outstanding stock options held by the NEOs as of July 31, 2023.

Name	Outstanding Option Awards				
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
Sasan K. Goodarzi	78,170	–	135.35	07/20/17	07/19/24
	54,162	–	216.64	07/26/18	07/25/25
	61,028	–	281.60	07/25/19	07/24/26
	47,593	15,865[1]	303.94	07/30/20	07/29/27
	23,534	23,536[2]	525.51	07/29/21	07/28/28
	11,654	34,962[3]	448.59	07/28/22	07/27/29
	–	43,433[4]	496.53	07/27/23	07/26/30
Michelle M. Clatterbuck	14,656	–	135.35	07/20/17	07/19/24
	29,543	–	216.64	07/26/18	07/25/25
	26,700	–	281.60	07/25/19	07/24/26
	20,039	6,680[1]	303.94	07/30/20	07/29/27
	9,720	9,722[2]	525.51	07/29/21	07/28/28
	4,570	13,711[3]	448.59	07/28/22	07/27/29
J. Alexander Chriss	1,467	–	216.64	07/26/18	07/25/25
	16,450	–	281.60	07/25/19	07/24/26
	11,203	5,845[1]	303.94	07/30/20	07/29/27
	11,256	11,256[2]	525.51	07/29/21	07/28/28
	5,712	17,139[3]	448.59	07/28/22	07/27/29
	–	22,994[4]	496.53	07/27/23	07/26/30
Laura A. Fennell	29,543	–	216.64	07/26/18	07/25/25
	26,700	–	281.60	07/25/19	07/24/26
	18,786	6,263[1]	303.94	07/30/20	07/29/27
	8,698	8,698[2]	525.51	07/29/21	07/28/28
	5,712	17,139[3]	448.59	07/28/22	07/27/29
	–	19,588[4]	496.53	07/27/23	07/26/30
Marianna Tessel	6,978	–	140.21	06/09/17	06/08/24
	7,385	–	216.64	07/26/18	07/25/25
	34,329	–	281.60	07/25/19	07/24/26
	23,796	7,933[1]	303.94	07/30/20	07/29/27
	11,256	11,256[2]	525.51	07/29/21	07/28/28
	5,712	17,139[3]	448.59	07/28/22	07/27/29
	–	24,697[4]	496.53	07/27/23	07/26/30

(1) This award vested as to 25% of the options on July 30, 2021 and 2.083% of the options each month thereafter.

(2) This award vested as to 25% of the options on July 29, 2022 and 2.083% of the options each month thereafter.

(3) This award vested as to 25% of the options on July 28, 2023 and 2.083% of the options each month thereafter.

(4) This award will vest as to 25% of the options on July 27, 2024 and 2.083% of the options each month thereafter.

The following table provides information with respect to outstanding RSUs held by the NEOs as of July 31, 2023, excluding deferred stock units purchased by the NEOs under the MSPP. The MSPP is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement. The market value of the awards is determined by multiplying the number of unvested shares or units by $511.70, the closing price of Intuit's common stock on Nasdaq on July 31, 2023, the last trading day of fiscal 2023. For those awards that are subject to performance-based conditions as described in the footnotes below, the number of shares reflects performance assuming achievement at target unless otherwise noted.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
			Outstanding Stock Awards		
Sasan K. Goodarzi	07/30/20	3,907[1]	1,999,212		
	07/30/20	45,704[2]	23,386,737		
	07/29/21	5,471[3]	2,799,511		
	07/29/21			21,506[4]	11,004,620
	07/28/22	10,659[5]	5,454,210		
	07/28/22			27,052[6]	13,842,508
	07/27/23	12,840[7]	6,570,228		
	07/27/23			25,473[8]	13,034,534
Michelle M. Clatterbuck	07/30/20	1,645[9]	841,747		
	07/30/20	19,244[10]	9,847,155		
	08/14/20	344[11]	176,025		
	07/29/21	2,260[12]	1,156,442		
	07/29/21			8,883[13]	4,545,431
	08/13/21	243[11]	124,343		
	07/28/22	4,180[14]	2,138,906		
	07/28/22			10,609[15]	5,428,625
	08/12/22	216[11]	110,527		
J. Alexander Chriss	07/30/20	1,440[9]	736,848		
	07/30/20	16,837[10]	8,615,493		
	08/14/20	344[11]	176,025		
	07/29/21	2,617[12]	1,339,119		
	07/29/21			10,286[13]	5,263,346
	08/13/21	243[11]	124,343		
	07/28/22	5,225[14]	2,673,633		
	07/28/22			13,261[15]	6,785,654
	08/12/22	216[11]	110,527		
	07/27/23	6,798[16]	3,478,537		
	07/27/23			13,486[17]	6,900,786

Outstanding Stock Awards

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Laura A. Fennell	07/30/20	1,542[18]	789,041		
	07/30/20	17,417[10][19]	8,912,279		
	08/14/20	330[11][20]	168,861		
	07/29/21	2,022[21]	1,034,657		
	07/29/21			7,788[13][22]	3,985,120
	08/13/21	237[11][23]	121,273		
	07/28/22	5,226[24]	2,674,144		
	07/28/22			13,179[15][25]	6,743,694
	08/12/22	214[11][26]	109,504		
	07/27/23	5,791[27]	2,963,255		
	07/27/23			11,488[17]	5,878,410
Marianna Tessel	07/30/20	1,954[9]	999,862		
	07/30/20	22,852[10]	11,693,368		
	08/14/20	344[11]	176,025		
	07/29/21	2,617[12]	1,339,119		
	07/29/21			10,286[13]	5,263,346
	07/28/22	5,225[14]	2,673,633		
	07/28/22			13,261[15]	6,785,654
	08/12/22	216[11]	110,527		
	07/27/23	7,301[16]	3,735,922		
	07/27/23			14,485[17]	7,411,975

(1) These RSUs vested as to 25% of the shares on July 1, 2021, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(2) Based on the performance goals achieved as of July 31, 2023, these PSUs vested on September 1, 2023 and will be issued on September 1, 2024.

(3) These RSUs vested as to 25% of the shares on July 1, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(4) Depending upon Intuit's TSR for the three-year period ending July 31, 2024, compared to TSR of a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2024 and will be issued on September 1, 2025.

(5) These RSUs vested as to 25% of the shares on July 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(6) Depending upon Intuit's TSR for the three-year period ending July 31, 2025, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2025, and will be issued on September 1, 2026.

(7) These RSUs will vest as to 12.5% of the shares on December 31, 2023, and as to 6.25% each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(8) Depending upon Intuit's TSR for the three-year period ending July 31, 2026, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2026, and will be issued on September 1, 2027.

(9) These RSUs vested as to 25% of the shares on July 1, 2021, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(10) Based on the performance goals achieved as of July 31, 2023, these PSUs vested on September 1, 2023.

(11) Represents Intuit matching grants of RSUs under the MSPP, which vest on the third anniversary of the grant date.

(12) These RSUs vested as to 25% of the shares on July 1, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(13) Depending upon Intuit's TSR for the three-year period ending July 31, 2024 compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2024.

(14) These RSUs vested as to 25% of the shares on July 1, 2023, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(15) Depending upon Intuit's TSR for the three-year period ending July 31, 2025, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2025.

(16) These RSUs will vest as to 25% of the shares on July 1, 2024, and as to 6.25% of the shares each quarter thereafter.

(17) Depending upon Intuit's TSR for the three-year period ending July 31, 2026, compared to TSR for a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2026.

(18) These RSUs vested as to 12.5% of the shares on December 31, 2020, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(19) Because the recipient is retirement eligible for purposes of this award, 76, 261, and 288 additional shares vested in December 2020, 2021, and 2022, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(20) Because the recipient is retirement eligible for purposes of this award, 2, 6, and 6 additional shares vested in December 2020, 2021, and 2022, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(21) These RSUs vested as to 12.5% of the shares on December 31, 2021, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(22) Because the recipient is retirement eligible for purposes of this award, 50 and 110 additional shares vested in December 2021 and 2022, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(23) Because the recipient is retirement eligible for purposes of this award, 2 and 4 additional shares vested in December 2021 and 2022, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(24) These RSUs vested as to 12.5% of the shares on December 31, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(25) Because the recipient is retirement eligible for purposes of this award, 82 additional shares vested in December 2022 in order to cover required employment taxes (and income taxes related to such vesting).

(26) Because the recipient is retirement eligible for purposes of this award, 2 additional shares vested in December 2022 in order to cover required employment taxes (and income taxes related to such vesting).

(27) These RSUs will vest as to 12.5% of the shares on December 31, 2023, and as to 6.25% of the shares each quarter thereafter.

Option Exercises and Stock Vested During Fiscal Year 2023

The following table shows information about stock option exercises and vesting of RSUs for each of the NEOs during fiscal 2023, including the value realized upon exercise or vesting. The table excludes deferred stock units purchased by the NEOs under the MSPP, which is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sasan K. Goodarzi	–	–	44,436(1)	18,969,130
Michelle M. Clatterbuck	–	–	19,587	8,372,668
J. Alexander Chriss	–	–	25,770	11,008,658
Laura A. Fennell	53,741	16,961,455	19,579	8,294,770
Marianna Tessel	1,744	465,906	25,730	10,987,305

(1) Includes 42,475 of shares vested as of July 31, 2023 that are not released. Mr. Goodarzi's awards are generally released one year after vesting, with the exception of 1,961 shares released to cover certain taxes.

Non-Qualified Deferred Compensation for Fiscal Year 2023

The following table shows the non-qualified deferred compensation activity for each of the NEOs during fiscal 2023. The NQDCP and MSPP are described in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Plan	Aggregate Balance at July 31, 2022 ($)	Executive Contributions in Fiscal 2023 ($)[1]	Aggregate Earnings/ (Losses) in Fiscal 2023 ($)[2]	Aggregate Withdrawals/ Distributions in Fiscal 2023 ($)	Aggregate Balance at July 31, 2023 ($)
Sasan K. Goodarzi	NQDCP	9,380,696	1,210,000	809,994	–	11,400,690[3]
	MSPP	–	–	–	–	–
	Total	9,380,696	1,210,000	809,994	–	11,400,690
Michelle M. Clatterbuck	NQDCP	–	–	–	–	–
	MSPP	467,118	105,119	40,583	(201,925)	410,895
	Total	467,118	105,119	40,583	(201,925)	410,895
J. Alexander Chriss	NQDCP	–	–	–	–	–
	MSPP	401,430	105,119	39,733	(135,387)	410,895
	Total	401,430	105,119	39,733	(135,387)	410,895
Laura A. Fennell	NQDCP	–	–	–	–	–
	MSPP	447,047	105,119	40,323	(181,594)	410,895
	Total	447,047	105,119	40,323	(181,594)	410,895
Marianna Tessel	NQDCP	–	–	–	–	–
	MSPP	275,527	105,119	26,045	(120,138)	286,553
	Total	275,527	105,119	26,045	(120,138)	286,553

(1) Amounts shown in this column for the NQDCP are included in the "Salary" or "Stock Awards" columns of the "Fiscal Year 2023 Summary Compensation Table." Amounts shown in this column for the MSPP were contributed from amounts earned for fiscal 2022 under the cash bonus plan, which were paid in August 2022.

(2) None of the amounts shown in this column are included in the "Fiscal Year 2023 Summary Compensation Table" because they are not preferential or above-market.

(3) Mr. Goodarzi has contributed an additional $6,670,519 to the NQDCP that was previously reported in the "Summary Compensation Table" for fiscal years prior to fiscal 2023. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

Potential Payments Upon Termination of Employment or Change in Control

Described below are the individual arrangements Intuit has entered into with each of our NEOs and the estimated payments and benefits that would be provided under these arrangements, assuming hypothetically that the executive's employment terminated under certain circumstances as of July 31, 2023, and using the closing price of our common stock on July 31, 2023, the last trading day of fiscal 2023 ($511.70 per share).

Certain benefits shown in the tables below are provided to all recipients of Intuit equity awards, not solely to NEOs. For example:

- stock options, PSUs and RSUs (including matching RSUs under the MSPP) generally provide for 100% acceleration of vesting upon termination due to death or disability;

- stock options and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's involuntary termination within one year following a change in control;

- stock options, PSUs and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's retirement;

- PSUs generally provide for pro rata vesting on an involuntary termination or upon a recipient's retirement based on actual performance for any completed performance period and target performance for any incomplete performance period; and

- PSUs generally provide for accelerated vesting based on actual performance in the event of a change in control.

Mr. Goodarzi, Ms. Fennell and Ms. Clatterbuck would have been the only NEOs eligible for retirement, for purposes of such stock option, PSU and RSU vesting, had they been terminated as of July 31, 2023.

Intuit does not generally provide for any special severance payments or acceleration of equity upon an NEO's termination for cause or resignation without good reason. Under the NQDCP, participants will be eligible to receive their vested benefits under the plan upon termination of employment for any reason, and they will be eligible to receive discretionary company contributions and the related earnings upon their disability or death or a change in control of Intuit, as described above under Non-Qualified Deferred Compensation for Fiscal Year 2023.

Sasan K. Goodarzi

On November 15, 2018, Intuit entered into an employment agreement with Mr. Goodarzi, which provided that he would become the President and CEO of Intuit, effective January 1, 2019. Under the agreement, Mr. Goodarzi's employment is at-will and can be terminated at any time by Intuit or by Mr. Goodarzi. If Intuit terminates Mr. Goodarzi other than for "Cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions) or if Mr. Goodarzi terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title or compensation without his consent), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Goodarzi in a hypothetical termination of employment on July 31, 2023, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Goodarzi for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	3,300,000	3,300,000	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	3,300,000	3,300,000	–	–	–
Gain on Accelerated Stock Options	–	–	–	6,161,443	–
Value of Accelerated Restricted Stock Units	34,692,641	45,943,577	45,943,577	76,530,632	34,692,641
Total Value of Accelerated Long-Term Incentives	34,692,641	45,943,577	45,943,577	82,692,075	34,692,641
Total Severance, Benefits & Accelerated Equity	**37,992,641**	**49,243,577**	**45,943,577**	**82,692,075**	**34,692,641**

Michelle M. Clatterbuck

On February 17, 2023, Intuit entered into the Transition Agreement with Ms. Clatterbuck. For additional information regarding the Transition Agreement, see the Compensation Discussion and Analysis. The estimated payments or benefits that would have been paid to Ms. Clatterbuck in a hypothetical termination on July 31, 2023, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Clatterbuck for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	2,253,138	–
Value of Accelerated Restricted Stock Units	14,430,374	19,198,016	18,910,172	23,752,672	14,718,217
Total Value of Accelerated Long-Term Incentives	14,430,374	19,198,016	18,910,172	26,005,810	14,718,217
Total Severance, Benefits & Accelerated Equity	**14,430,374**	**19,198,016**	**18,910,172**	**26,005,810**	**14,718,217**

J. Alexander Chriss

On November 7, 2018, Intuit entered into an employment agreement with Mr. Chriss. The estimated payments or benefits that would have been paid to Mr. Chriss in a hypothetical termination of employment on July 31, 2023, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Chriss for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	2,644,818
Value of Accelerated Restricted Stock Units	14,032,254	19,796,670	19,508,827	35,406,050
Total Value of Accelerated Long-Term Incentives	14,032,254	19,796,670	19,508,827	38,050,868
Total Severance, Benefits & Accelerated Equity	**14,032,254**	**19,796,670**	**19,508,827**	**38,050,868**

Laura A. Fennell

The estimated payments or benefits that would have been paid to Ms. Fennell in a hypothetical termination of employment on July 31, 2023, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Fennell for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	2,679,993	–
Value of Accelerated Restricted Stock Units	13,485,254	18,887,361	18,609,381	32,694,343	13,763,233
Total Value of Accelerated Long-Term Incentives	13,485,254	18,887,361	18,609,381	35,374,336	13,763,233
Total Severance, Benefits & Accelerated Equity	**13,485,254**	**18,887,361**	**18,609,381**	**35,374,336**	**13,763,233**

Marianna Tessel

On November 7, 2018, Intuit entered into an employment agreement with Ms. Tessel. The estimated payments or benefits that would have been paid to Ms. Tessel in a hypothetical termination of employment on July 31, 2023, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Tessel for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	3,104,456
Value of Accelerated Restricted Stock Units	17,159,453	22,843,650	22,636,025	39,993,951
Total Value of Accelerated Long-Term Incentives	17,159,453	22,843,650	22,636,025	43,098,407
Total Severance, Benefits & Accelerated Equity	**17,159,453**	**22,843,650**	**22,636,025**	**43,098,407**

CEO Pay Ratio

Mr. Goodarzi's annual total compensation for fiscal 2023 was $27,305,429, as reported in the Fiscal Year 2023 Summary Compensation Table of this proxy statement. The fiscal 2023 annual total compensation for our median employee was $184,705 as determined under Item 402 of Regulation S-K. The ratio of our CEO's annualized total compensation to our median employee's annual total compensation for fiscal 2023 was 148 to 1.

We identified our median employee from all full-time, part-time and seasonal workers (other than the CEO) in the U.S., Canada, India and the United Kingdom who were included as employees on our payroll records as of June 30, 2023, based on gross wages paid during the twelve-month period ending on that date. For permanent employees hired during that twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents using exchange rates as of the determination date. As permitted by SEC rules, we excluded approximately 168 employees located in Australia, 34 employees located in Singapore, 22 employees located in France, 1 employee located in Brazil, and 1 employee located in Ireland who in the aggregate represented approximately 1.3% of our 17,335 employees, resulting in an employee population of 17,109 for purposes of this computation.

The ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u). The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K under the Exchange Act, we are providing the following information about the relationship between the "Compensation Actually Paid" (as computed in accordance with SEC rules) to our CEO and non-CEO NEOs (as a group) and certain financial performance measures. The amounts of "Compensation Actually Paid" reflect the Summary Compensation Table total with certain adjustments as described in the following table and footnotes. We discuss our pay-for-performance philosophy and how we align executive compensation with our performance in the "Compensation Discussion and Analysis" above.

| Fiscal Year | Summary Compensation Table Total for CEO[1] ($) | Compensation Actually Paid to CEO[1] ($) | Average Summary Compensation Table Total For Non-CEO NEO[1] ($) | Average Compensation Actually Paid to Non-CEO NEO[1] ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income ($ in millions) | Company Selected Performance Measure: Revenue[4] ($ in millions) |
					Total Shareholder Return[2] ($)	Peer Group Total Shareholder Return[3] ($)		
2023	27,305,429	34,871,125	11,557,818	14,414,929	170.19	156.73	2,384	14,368
2022	27,174,857	18,442,842	13,385,497	9,760,839	150.61	124.73	2,066	12,726
2021	24,929,237	82,944,429	12,290,493	39,367,120	174.01	138.17	2,062	9,633

(1) The named executives included in the above table were:

Fiscal Year	CEO	Non-CEO NEOs
2023	Sasan Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Laura A. Fennell, and Marianna Tessel
2022	Sasan Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Laura A. Fennell, and Marianna Tessel
2021	Sasan Goodarzi	Michelle M. Clatterbuck, J. Alexander Chriss, Gregory N. Johnson, and Marianna Tessel

(2) Total shareholder return (TSR) for each of fiscal 2023, 2022, and 2021 is cumulative, reflecting the value of a fixed $100 investment beginning with the market close on July 31, 2020, the last trading day before fiscal 2021, through and including the end of the respective listed fiscal years, and that all dividends were reinvested.

(3) The peer group for this purpose is the Morgan Stanley Technology Index, which is the industry peer group we use for purposes of Item 201(e) of Regulation S-K.

(4) Our company selected financial measure, as required by Item 402(v) of Regulation S-K, is revenue, which, in our assessment, represents the most important financial performance measure linking fiscal 2023 NEO Compensation Actually Paid to company performance.

To calculate Compensation Actually Paid ("CAP"), the following amounts were deducted from and added to Summary Compensation Table ("SCT") total compensation:

	Fiscal Year 2023		Fiscal Year 2022		Fiscal Year 2021	
	CEO ($)	Average for Non-CEO NEOs ($)	CEO ($)	Average for Non-CEO NEOs ($)	CEO ($)	Average for Non-CEO NEOs ($)
SCT Total	27,305,429	11,557,818	27,174,857	13,385,497	24,929,237	12,290,493
Adjustments						
Deduction: Amounts reported under "Stock Awards" and "Option Awards" column in the SCT[1]	(24,215,429)	(9,980,620)	(23,864,857)	(11,974,177)	(21,731,737)	(10,704,625)
Addition: Year-end fair value of equity awards granted in the year[2]	26,676,804	10,953,613	25,804,418	12,916,982	23,063,084	11,363,452
Addition: Fair value of awards on the vesting date for awards granted and vested during the year[2]	–	14,042	–	9,264	–	–
Addition/Deduction: Change in fair value from prior year-end to current year-end of awards granted in prior years that were outstanding and unvested as of year-end[2]	8,008,087	2,988,233	(10,985,018)	(4,729,399)	49,253,012	23,426,211
Addition/Deduction: Change in fair value from prior year-end to vesting date of awards granted in prior years that vested during the year[2]	(2,981,810)	(1,270,414)	37,148	46,504	7,127,838	2,912,101
Addition: Value of dividends or other earnings paid on equity awards not otherwise reflected in fair value or SCT total [2]	78,044	152,257	276,294	106,168	302,995	79,488
Compensation Actually Paid	**34,871,125**	**14,414,929**	**18,442,842**	**9,760,839**	**82,944,429**	**39,367,120**

(1) Represents the grant date fair value of the equity-based awards computed in accordance with FASB ASC Topic 718 and disclosed in the SCT.

(2) Reflects the adjustments made based on the value of equity awards calculated in accordance with the SEC methodology for determining CAP for each year shown. The valuation assumptions used to calculate the fair values did not materially differ from those disclosed at the time of grant.

Financial Performance Measures

As discussed in "Compensation Discussion and Analysis," our executive compensation program reflects a pay-for-performance philosophy. The metrics that we use to determine the compensation of executives are designed to incentivize our executives to drive growth and long-term shareholder value. Below is an unranked list of the most important financial performance measures that we use to link Compensation Actually Paid to the NEOs, for the most recently completed fiscal year, to the Company's performance:

- Revenue
- Non-GAAP operating income
- Relative TSR

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the Compensation Discussion and Analysis, our executive compensation program reflects a pay-for-performance philosophy. While we use several performance measures to align executive compensation with our performance, as contemplated by SEC rules, not all of these measures are presented in the Pay Versus Performance table. Moreover, the Compensation Committee generally seeks to incentivize long-term performance and therefore does not seek to specifically align the performance measures with Compensation Actually Paid for a particular fiscal year. However, in accordance with Item 402(v) of Regulation S-K of the Exchange Act, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The graphs below show the relationship of the CAP of our CEO and the average CAP of our non-CEO NEOs in fiscal 2021, 2022 and 2023 to (1) our TSR and the Peer Group TSR, (2) net income and (3) revenue.

Compensation Actually Paid vs. TSR



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Revenue



Proposal No. 3 Advisory Vote on Frequency of Advisory Votes to Approve Executive Compensation

In addition to the opportunity to cast an advisory vote on executive compensation ("say-on-pay vote"), stockholders have the opportunity this year to cast an advisory vote on how frequently we will hold "say-on-pay" votes in the future. This vote regarding the frequency of "say-on-pay" votes must be held at least every six years under federal securities law.

The Board recommends that stockholders vote to continue to hold "say-on-pay" votes every year, which is the frequency that received the highest support from stockholders at the 2018 annual meeting, the last time we held this vote. The Board believes that an annual advisory vote on executive compensation provides the company with more direct and immediate feedback on our compensation philosophy, policies and practices and related disclosures. Holding these votes annually is also consistent with our practice of regularly engaging with our stockholders on corporate governance and executive compensation matters.

For this proposal, you will have the opportunity to vote for one-year, two-year or three-year intervals (or to abstain from voting on this proposal). Abstentions and broker non-votes, if any, will not affect the outcome of the vote on this proposal.

Because this vote is advisory and not binding on us, the Board may decide that it is in the best interests of our stockholders and Intuit to hold an advisory vote on executive compensation more or less frequently than the option selected by our stockholders.

 The Board recommends that you vote for the option of **ONE YEAR** on the advisory vote on the frequency of an executive compensation vote.

Proposal No. 4 Ratification of Selection of Independent Registered Public Accounting Firm

Intuit's Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2024. As a matter of good corporate governance, we are asking stockholders to ratify this selection. If the selection of Ernst & Young is not ratified, the Audit and Risk Committee will consider whether it should select another independent registered public accounting firm.

In order to support continuing auditor independence, the Audit and Risk Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Additionally, the Audit and Risk Committee is engaged in the selection and mandated rotation of the lead engagement partner from Ernst & Young. The Audit and Risk Committee believes that the continued retention of Ernst & Young to serve as our independent registered public accounting firm is in the best interest of the company and our stockholders.

Representatives of Ernst & Young are expected to attend the Meeting virtually. They will have the opportunity to make a statement if they wish, and are expected to be available to respond to appropriate questions from stockholders.

The Audit and Risk Committee's Policy on Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

It is the policy of the Audit and Risk Committee to pre-approve, near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit and Risk Committee authorizes specific projects within categories of services, subject to a budget for each project. The Audit and Risk Committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The independent registered public accounting firm and management periodically report to the Audit and Risk Committee the actual fees incurred versus the pre-approved budget.

Fees Paid to Ernst & Young

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young for fiscal 2023 and fiscal 2022:

Fee Category	Fiscal 2023	Fiscal 2022
Audit Fees	$ 9,092,000	$7,527,000
Audit-Related Fees	732,000	889,000
Tax Fees	606,000	280,000
All Other Fees	–	–
Total Fees	$10,430,000	$8,696,000

Audit Fees

These fees consist of amounts for professional services rendered in connection with the integrated audit of our financial statements and internal control over financial reporting, review of the interim financial statements included in quarterly reports, and statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including agreed-upon audit procedures that focus on a specific business process. For fiscal 2023, audit-related fees primarily consisted of fees for due diligence in connection with a business combination, services related to service organization control reports, and services related to ISO 27001 certification. For fiscal 2022, audit-related fees consisted of fees for due diligence in connection with potential business combinations.

Tax Fees

Tax fees consist of fees for tax compliance, tax planning, and tax advice. For fiscal 2023, tax fees consisted of tax services related to various acquisitions and international tax advisory services. For fiscal 2022, tax fees consisted of tax services related to the acquisition of Mailchimp.

All Other Fees

Intuit paid no other fees to Ernst & Young for fiscal 2023 or fiscal 2022.

For more information about Ernst & Young, see the "Audit and Risk Committee Report."

 The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2024.

Audit and Risk Committee Report

We, the members of the Audit and Risk Committee, assist the Board in fulfilling its responsibilities by overseeing Intuit's accounting and financial reporting processes; the qualifications, independence and performance of Intuit's independent registered public accounting firm; the performance of Intuit's internal audit department; and Intuit's internal controls. We also are responsible for selecting, evaluating and setting the compensation of Intuit's independent registered public accounting firm. Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting accounting and financial reporting principles and designing Intuit's system of internal control over financial reporting.

The Audit and Risk Committee has selected Ernst & Young as Intuit's independent registered public accounting firm, with responsibility for performing an independent audit of Intuit's consolidated financial statements and for expressing opinions on the conformity of Intuit's audited financial statements with generally accepted accounting principles and the effectiveness of Intuit's internal control over financial reporting. The Audit and Risk Committee oversees these processes, although members of the Audit and Risk Committee are not engaged in the practice of auditing or accounting.

During the fiscal year ended July 31, 2023, the Audit and Risk Committee carried out the duties and responsibilities as outlined in its charter, including the following specific actions:

- Reviewed and discussed with management and the independent registered public accounting firm Intuit's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC;
- Reviewed with management its assessment of the effectiveness of Intuit's internal control over financial reporting;
- Reviewed with the independent registered public accounting firm and management the audit scope and plan;
- Reviewed the internal audit plan with the internal auditor; and
- Met in periodic executive sessions with each of the independent registered public accounting firm, representatives of management, and the Chief Audit Executive, who leads internal audit at Intuit.

We reviewed and discussed with management and representatives of Ernst & Young the audited financial statements for the fiscal year ended July 31, 2023, and Ernst & Young's opinion on the audited financial statements and the effectiveness of Intuit's internal control over financial reporting. Ernst & Young represented that its presentations included the matters required to be discussed with the Audit and Risk Committee by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The Audit and Risk Committee recognizes the importance of maintaining the independence of Intuit's independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Risk Committee has made an evaluation and concluded that Ernst & Young is qualified and independent. In addition, we have received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with us concerning independence and discussed with Ernst & Young the firm's independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the committee's charter, we recommended to the Board that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2023. We also selected Ernst & Young as Intuit's independent registered public accounting firm for fiscal 2024.

Audit and Risk Committee Members

Thomas Szkutak (Chair)
Eve Burton
Richard L. Dalzell
Raul Vazquez
Eric S. Yuan

Proposal No. 5 Approval of Amended and Restated 2005 Equity Incentive Plan

General

In October 2004, our stockholders approved the 2005 Equity Incentive Plan (the "Plan"), which we designed to reflect our commitment to having best practices in both compensation and corporate governance. The plan was last amended on January 20, 2022 when our stockholders approved the Plan in the form presented to our stockholders at that time, which included an extension to the duration of the Plan and an increase to the number of shares available under the Plan.

On October 25, 2023, our Compensation Committee approved amendments to the Plan that are subject to the approval of our stockholders. These amendments (1) increase the number of shares available for issuance under the Plan and (2) extend the duration of the Plan. There were also certain other amendments described more fully below. While these amendments have been included in a single amendment and restatement of the Plan, the only amendments that require stockholder approval are the share increase and the extension of the duration.

In the discussion of this proposal, we refer to the currently existing version of the 2005 Equity Incentive Plan as the "Plan," and we refer to the version of the 2005 Equity Incentive Plan that we are asking stockholders to approve as the "Restated 2005 Plan." If the stockholders approve this proposal, the Restated 2005 Plan will become effective on the date of the 2024 Annual Meeting (the "Effective Date").

Material Amendments

The material differences between the Plan and the Restated 2005 Plan are described below. For further information on the terms of the Restated 2005 Plan as proposed, we encourage you to refer to the text of the Restated 2005 Plan, a copy of which has been filed with this proxy statement as Appendix B and the description below is qualified in its entirety by reference to that Appendix.

Increase in Share Reserve. As of the Effective Date, and subject to adjustments for changes in capitalization and the Restated 2005 Plan's share counting provisions, a total of 32,622,576 shares would be authorized for issuance for new awards, reduced by new grants made after October 31, 2023 and before the Effective Date under the Plan (which grants are counted against the share pool at the fungible ratio described below). This reflects an increase of 12,200,000 shares to the 20,422,576 shares available for issuance under the Plan as of October 31, 2023. The share reserve for the Restated 2005 Plan will be reduced by one share for every one share that is subject to an option or stock appreciation right ("SAR") granted under the Plan after October 31, 2023 and 2.3 shares for every one share that is subject to an award other than an option or SAR granted under the Plan after October 31, 2023.

Assuming that aggregate equity awards are granted at levels consistent with recent historical practices, then we generally expect that the share reserve under the Restated 2005 Plan should be sufficient to cover the company's projected stock grants for a period of approximately three to four years.

The following table shows certain information about the Plan (the only equity plan under which we can currently grant equity awards), including outstanding awards, as of October 31, 2023:

Number of shares that were available for future grant under the Plan[1]	20,422,576
Number of full-value awards (restricted stock units and performance-based restricted stock units) outstanding	10,841,641
Number of stock options outstanding	1,893,632
Weighted average remaining term of outstanding options	4.02
Weighted average exercise price of outstanding options	$ 364.05

(1) Grants of stock-based awards other than options or SARs count against the authorization as 2.3 shares. As of the Effective Date, the number of shares available will be reduced by the number of shares granted under the Plan after October 31, 2023 and prior to the Effective Date adjusted by the fungible ratio.

Term. Currently, the term of the Plan is set to expire on January 20, 2032. The term of the Restated 2005 Plan would expire on January 18, 2034, unless extended by stockholder approval in the future.

Burn Rate and Overhang

In setting and recommending to stockholders the number of additional shares to authorize under the Restated 2005 Plan, the Compensation Committee considered the historical number of equity awards granted under the Plan, as well as the company's three-year average burn rate for the preceding three fiscal years as follows:

Fiscal Year	Stock Options Granted (A)	Full-Value Awards Granted (RSUs and PSUs) (B)	Total (A) + (B)	Basic Weighted Average Common Shares Outstanding	Burn Rate
2023	413,000	5,260,000	5,673,000	281,000,000	2.02%
2022	400,000	6,051,000[1]	6,451,000	280,000,000	2.30%
2021	323,000	3,068,000[2]	3,391,000	270,000,000	1.26%
Three-year average					1.86%

(1) Excludes 583,000 RSUs granted to employees of Mailchimp in substitution of outstanding equity incentive awards and includes 325,000 RSUs granted to employees of Mailchimp in connection with the acquisition.

(2) Excludes 809,000 RSUs and 775,000 restricted shares granted under the then-outstanding Credit Karma Plan to Credit Karma employees in connection with its acquisition.

An additional metric that we use to measure the cumulative dilutive impact of our equity program is fully diluted overhang (the sum of (1) the number of shares subject to equity awards outstanding, but not exercised or settled and (2) the number of shares available to be granted (in each case, with no adjustment for the fungible ratio), divided by the sum of (1) the approximate total common shares outstanding at the Record Date, (2) the number of shares subject to equity awards outstanding but not exercised or settled, and (3) the number of shares available to be granted. Our approximate overhang as of the Record Date was 10.5% as a percent of fully-diluted common shares outstanding. If the Restated 2005 Plan is approved, our approximate potential overhang (as a percent of fully-diluted common shares outstanding) as of that date would increase to 13.9% and then will decline over time.

In addition to the preceding information, the following are the factors that were material to the evaluation of the Compensation Committee, with input from management and its independent compensation consultant, in determining acceptable and targeted levels of dilution: (1) competitive data from relevant peer companies; (2) the current and future accounting expense associated with Intuit's equity award practices; (3) input from stockholders; and (4) the standards of stockholder advisory firms. Intuit's equity programs are assessed on an ongoing basis against these (and other) measures and the Compensation Committee regularly consults with management and the independent compensation consultant.

Request for Stockholder Approval

Much of our future success and growth as a company depends on our ability to attract, retain and motivate qualified, high-performing employees and our stock-based compensation program is critical to this workforce development strategy. This is especially important in areas that help accelerate our strategy to be an AI-driven expert platform to solve our customers' biggest problems, such as AI, full-stack and data engineering, data science, customer success and sales. Equity compensation is a very effective incentive and retention tool that encourages and rewards employee performance that aligns with stockholders' interests. In addition, when the company makes employee compensation decisions, equity grants are rendered in their cash equivalent value so that there is full transparency regarding the costs involved. We believe that the Restated 2005 Plan is an essential platform for attracting, retaining and motivating our employees, and we request your approval of the Restated 2005 Plan.

Approval of this Proposal No. 5 requires the affirmative vote of the majority of the shares of common stock entitled to vote on this proposal that are present in person or represented by proxy at the Meeting and are voted "for" or "against" the proposal. Abstentions and broker non-votes will not affect the outcome of the vote on this proposal.

 The Board recommends that you vote **FOR** the approval of the Intuit Inc. Amended and Restated 2005 Equity Incentive Plan.

Approval of the Restated 2005 Plan enables Intuit to achieve, among others, the following objectives:

1. *The continued ability of Intuit to offer stock-based incentive compensation to Intuit's eligible employees and non-employee directors.* We are requesting approval of 12,200,000 additional shares for the Restated 2005 Plan, which will provide for grants for both new hires and current and future employees.

2. *Furthering compensation and governance best practices.* The Restated 2005 Plan includes a number of features that are widely considered to be best practices in compensation or corporate governance. The Restated 2005 Plan is administered by the Compensation Committee, which is comprised solely of directors who are "independent" based on the standards set forth by NASDAQ. The Restated 2005 Plan includes limits on awards to non-employee directors. It includes a recoupment or "clawback" provision that not only complies with Nasdaq listing standards based on SEC rules promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, but also provides the Compensation Committee with the ability to clawback time- and performance-based awards in connection with a financial restatement. All options or SARs must have an exercise price that is at least 100% of the fair market value of the common shares on the date of grant. The Restated 2005 Plan prohibits Intuit from taking any of the following actions without stockholder approval: directly or indirectly reducing the exercise price of stock options or SARs or, when the exercise price of an outstanding option or SAR is above fair market value, amending the terms of such outstanding option or SAR to provide for the cancellation and re-grant or the exchange of such outstanding option or SAR for either cash or a new award with a lower (or no) exercise price. The Restated 2005 Plan prohibits the payment of dividends or dividend equivalents on unvested awards. The Restated 2005 Plan also does not contain an evergreen feature (evergreen features provide for automatic replenishment of authorized shares available under an equity plan) and does not provide for any tax gross-ups or tax reimbursement in connection with any type of equity award that may be granted under its terms. In order to continue these best practices, we are requesting the term of the Plan be extended until January 18, 2034, resulting in the ability to continue granting awards under the Restated 2005 Plan until that date.

Background on Stock Compensation at Intuit

We believe that employee stock ownership has been a significant contributing factor to our financial performance. Historically, we have granted RSUs to the majority of our year-round employees, and our equity granting practices have been an important component of our overall compensation program. Recognizing that stock-based compensation is a valuable and limited resource, we actively manage our use of stock-based compensation. To that end and consistent with our general pay-for-performance compensation philosophy, only our higher performing employees receive annual equity awards.

We believe that RSUs align our employees' interests directly with those of other stockholders, as they provide greater value to employees as Intuit's stock price increases. We believe that stock options align our employees' interests directly with those of our other stockholders because an employee only realizes value from an option if the stock price increases after the date of the award. We also believe that stock-based compensation will be an essential component of our ability to drive our future performance. Our ability to grant stock-based compensation is critical to our ability to attract, retain and motivate the employee talent that we need to execute on our strategy. Therefore, we consider approval of the Restated 2005 Plan to be vital to Intuit's continued success.

Purpose of the Plan

The Restated 2005 Plan will allow Intuit, under the direction of the Compensation Committee, to make broad-based grants of options, SARs, restricted stock awards, and RSUs to employees and non-employee directors, within the limits set forth in the Restated 2005 Plan. The purpose of these equity awards is to attract, retain and motivate employees and non-employee directors who have the skills and experience that are necessary to drive our growth, further align their interests with those of our stockholders, and continue to link employee compensation with Intuit's financial performance.

Key Terms of the Restated 2005 Plan

The following is a summary of the key provisions of the Restated 2005 Plan, as it would become effective if the stockholders approve this Proposal No. 5. This summary does not purport to be a complete description of all the provisions of the Restated 2005 Plan. A copy of the Restated 2005 Plan has been filed with this proxy statement as Appendix B, and the following description of the Restated 2005 Plan is qualified in its entirety by reference to that Appendix.

Plan Termination Date	January 18, 2034
Eligible Participants	Employees of Intuit and its subsidiaries, non-employee directors of Intuit and certain advisors and consultants of Intuit and its subsidiaries are eligible to receive awards under the Restated 2005 Plan. As of October 31, 2023 there were approximately 18,209 individuals eligible to participate in the Plan, including approximately 18,200 employees and nine non-employee directors. Intuit uses the services of a significant number of advisors and consultants at any given point in time, but Intuit has a long-standing practice of not granting awards under the Restated 2005 Plan to its advisors and consultants, and at this time does not foresee changing that practice.
Closing Stock Price	The closing price of Intuit's common stock on NASDAQ on October 31, 2023, the last business day of that month, was $494.95.

Share Reserve	As of the Effective Date, and subject to adjustments for changes in capitalization and the Restated 2005 Plan's share counting provisions, a total of 32,622,576 shares would be authorized for issuance for new awards, less grants made under the Plan after October 31, 2023 and before the Effective Date (which grants are counted against the share pool at the fungible ratio described below). This reflects an increase of 12,200,000 shares to the 20,422,576 shares available for issuance under the Plan as of October 31, 2023. The share reserve for the Restated 2005 Plan will be reduced by one share for every one share that is subject to an option or SAR granted under the Plan after October 31, 2023 and 2.3 shares for every one share that is subject to an award other than an option or SAR granted under the Plan after October 31, 2023.
	Shares that are subject to awards that have been forfeited, expired or settled for cash (in whole or part), or tendered or withheld in satisfaction of withholding tax liabilities arising from an award granted on or after July 21, 2016 other than an option or SAR will be added to the shares available for awards under the Restated 2005 Plan at the fungible ratio described above.
Award Types	(1) Restricted Stock Units (RSUs)
	(2) Non-qualified and incentive stock options
	(3) Stock Appreciation Rights (SARs)
	(4) Restricted Stock Awards
	(5) Cash-Based Awards
Fungible Share Reserve	Each share subject to an option or SAR will reduce the share reserve by one (1) share, and each share subject to restricted stock or an RSU will reduce the share reserve by two and three-tenths (2.3) shares. Each share that is credited back to the Restated 2005 Plan (under the circumstances described above under "Share Reserve") will increase the share reserve by one (1) share if the share had been subject to an option or SAR, and by two and three-tenths (2.3) shares if the share had been subject to a restricted stock or an RSU.
Individual Share Limits	No more than 2,000,000 shares (3,000,000 for a new hire grant) may be made subject to awards to a single participant in any fiscal year. The maximum cash amount payable pursuant to all cash-based awards granted in any calendar year to any participant will not exceed five million dollars ($5,000,000). Share limits have been in place since the Plan was first established in 2005 and the limit on cash-based awards was introduced later. Historically, these limits were necessary for awards to qualify as performance-based compensation under Section 162(m) of the Code, and have been retained as a matter of good corporate governance, and are greater than the number of options or other awards that Intuit has granted to any individual in the past. We are not proposing changes to these limits. These limits do not signal any intent on our part to significantly change our practices regarding the grant of equity awards or other awards to our executive officers.
Performance Criteria	The grant or vesting of awards may be based on any one or more of the following performance criteria, or growth or other changes in the amount, rate or value of one or more performance criteria, either individually, alternatively or in any combination, applied to Intuit as a whole or to one or more business units or subsidiaries, either individually, alternatively or in any combination, and measured over a performance period to be determined by Intuit's Compensation Committee, on an absolute basis or relative to a pre-established target, to previous results or to a designated comparison group, either based upon GAAP or non-GAAP financial results, in each case as specified by Intuit's Compensation Committee (or subcommittee): (i) cash flow (before or after dividends); (ii) earnings per share (including earnings before interest, taxes, depreciation and/or amortization); (iii) stock price; (iv) return on equity; (v) total stockholder return; (vi) return on capital (including return on total capital or return on invested capital); (vii) return on assets or net assets; (viii) market capitalization; (ix) economic value added; (x) debt leverage (debt to capital); (xi) revenue or net revenue; (xii) income or net income; (xiii) operating income; (xiv) operating profit or net operating profit; (xv) operating margin or profit margin; (xvi) return on operating revenue; (xvii) cash from operations; (xviii) operating ratio; (xix) operating revenue; (xx) contract value; (xxi) client renewal rate; (xxii) operating cash flow return on income; (xxiii) adjusted operating cash flow return on income; (xxiv) employee productivity and satisfaction metrics; (xxv) market share;

(xxvi) strategic positioning; (xxvii) new product releases; or (xxviii) such other criteria as selected by the Compensation Committee in its sole discretion. These performance criteria may differ for awards granted to any one participant or to different participants.

Vesting

Vesting of awards granted to employees is determined by the Compensation Committee and may be based on the completion of a specified period of service with Intuit, on the attainment of pre-established performance goals, on such other factors as the Compensation Committee determines, or on a combination of the foregoing. Although subject to change at any time at the Compensation Committee's sole discretion, options and "time-based" RSUs granted to employees generally vest over four years. "Performance-based" RSUs generally vest over three years, contingent on the satisfaction of pre-established performance goals. RSUs issued to non-employee directors under our current grant program generally vest over a period of one year, depending on the type of grant, and are generally subject to a mandatory deferral period of five years.

Other Award Terms

Stock options will have a term no longer than seven years consistent with Intuit's long-standing policy (although the Restated 2005 Plan does permit the grant of options with a term of up to ten years). SARs will have a term no longer than seven years. Options and SARs will have an exercise price no less than 100% of the fair market value of Intuit's common stock on the date of grant (except for certain options granted in connection with a merger or other acquisition as substitute or replacement awards).

Unless otherwise provided in an award agreement, upon termination of employment for any reason other than death or "Disability" (as defined in the Restated 2005 Plan), stock options will cease to vest. Options granted to directors, or to employees who have been actively employed by Intuit for at least one year, and in either case who die or incur a Disability will vest in full, unless otherwise provided in the award agreement. Upon termination of employment, restricted stock awards generally will cease to vest and the participant will be entitled to retain the shares only to the extent earned as of the date of termination. The effect of termination of service on SARs and RSUs is specified in the applicable award agreements.

Dividends or distributions paid with respect to shares subject to restricted stock awards will be retained by Intuit and paid to the applicable participant at the same time that the shares with respect to which such dividends or distributions were paid are released from the restrictions of the award. A participant will be entitled to receive dividend equivalent rights prior to the issuance of shares subject to RSUs to the extent and under the terms and conditions provided in the applicable award agreement. However, any such dividend equivalent rights will be paid upon the date the RSUs with respect to which such dividend equivalent rights are payable become vested, and will be forfeited to the extent the underlying award does not vest. Except with respect to RSUs, dividend equivalent rights will not be granted alone or in connection with any award payable under the Restated 2005 Plan.

Repricing Prohibited

The Restated 2005 Plan prohibits Intuit from taking any of the following actions without stockholder approval: directly or indirectly reducing the exercise price of stock options or SARs or, when the exercise price of an outstanding option or SAR is above fair market value, amending the terms of such outstanding option or SAR to provide for the cancellation and re-grant or the exchange of such outstanding option or SAR for either cash or a new award with a lower (or no) exercise price. Notwithstanding the foregoing in the event of a Corporate Transaction (as defined in the Restated 2005 Plan), any option or SAR with an exercise price that equals or exceeds the value of the consideration to be paid to the holders of Intuit's common stock (on a per share basis) may be cancelled without any consideration.

Recoupment of Awards

If Intuit is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, then the Committee may, in its sole discretion (considering any factors the Committee deems appropriate), require a participant to repay or forfeit to Intuit that portion of time- and/or performance-based awards that were granted, earned or vested during the three completed fiscal years immediately preceding the date Intuit is required to prepare the accounting restatement, that the Committee determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results. For performance-based awards subject to the Company's clawback policy that is intended to comply with the requirements of Nasdaq listing standards based on Exchange Act Rule 10D-1, the clawback policy shall govern the awards granted to any of the Company's executive officers, including the minimum amount subject to recoupment.

Non-Transferability	Awards granted under the Restated 2005 Plan are not transferable except by will or the laws of descent and distribution except that the Compensation Committee or its authorized delegates may consent to permit the transfer of an award other than an incentive stock option by gift or domestic relations order to an "authorized transferee" as defined in the Restated 2005 Plan. Transfers by an individual for consideration are prohibited.
Administration	The Compensation Committee will administer the Restated 2005 Plan. To the extent required by applicable law (such as Rule 16b-3 under the Securities Exchange Act of 1934), certain awards may be administered by a qualifying subcommittee. The Restated 2005 Plan also allows the Compensation Committee to delegate to one or more officers of Intuit the ability to grant awards and take certain other actions with respect to participants who are not executive officers or directors, within such limits as the Compensation Committee establishes, and to approve certain changes to the forms and award agreements under the Restated 2005 Plan. The Compensation Committee will select the individuals who receive awards, determine the number of shares covered thereby, and, subject to the terms and limitations expressly set forth in the Restated 2005 Plan, establish the terms, conditions and other provisions of the awards. The Compensation Committee may interpret the Restated 2005 Plan and establish, amend and rescind any rules relating to the Restated 2005 Plan, including adoption of rules, procedures or sub-plans applicable to particular subsidiaries or employees in particular locations. The Compensation Committee may address unanticipated events and make all other determinations necessary or advisable for the administration of the Restated 2005 Plan.
Corporate Transactions	In the event of a Corporate Transaction (as defined in the Restated 2005 Plan) involving Intuit, any outstanding awards granted under the Restated 2005 Plan may be assumed, continued, replaced, or substituted by the successor, which assumption, continuation, replacement, or substitution shall be binding on all participants. In the event such successor refuses to assume, continue, replace, or substitute the awards, the awards will vest as to 100% of the underlying shares (based on such further terms and conditions, if any, provided in the applicable award agreement and as determined by the Board). For purposes of the Restated 2005 Plan, "Corporate Transactions" include certain mergers, consolidations, or similar transactions; dissolutions or liquidations; certain sales or transfers of all or substantially all the assets of Intuit; and certain other transactions that qualify as a "corporate transaction" under Section 424(a) of the Code.
Amendment and Termination	The Board or the Compensation Committee may terminate, amend or suspend the Restated 2005 Plan, provided that no such action may be taken to amend this Plan in any manner (including an amendment to reduce or permit the reduction of the exercise of an option or SAR) that requires stockholder approval pursuant to the Code or the regulations promulgated thereunder, or pursuant to the Securities Exchange Act of 1934 or any rule promulgated thereunder, or pursuant to NASDAQ rules. In addition, neither the Board nor the Compensation Committee may amend an outstanding award in a manner that materially impairs the rights of a participant without such participant's consent, except as expressly authorized in the Restated 2005 Plan.

New Plan Benefits

Intuit's executive officers and directors have an interest in approval of the Restated 2005 Plan because it relates to the issuance of equity awards for which executive officers and directors may be eligible. The benefits that will be awarded or paid under the Restated 2005 Plan to executive officers cannot currently be determined. Awards granted under the Restated 2005 Plan to executive officers are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them. Although not required by the Restated 2005 Plan, and subject to change at any time at the Compensation Committee's sole discretion, Intuit's current approved program generally provides for an annual grant for non-employee directors of RSUs covering the number of shares equal to $260,000 (with an additional grant equal to $90,000 for the Chair of the Board). Each non-employee director also has the ability to elect to convert all of the director's cash retainer(s) otherwise payable to the director during a calendar year into RSUs.

Aggregate Past Grants Under the Plan

The table below shows, as to each NEO and the various indicated groups, the aggregate number of shares of Intuit common stock subject to option grants, stock grants and RSU grants under the Plan in the 18 years since the Plan's inception in 2005 through October 31, 2023.

Name	Number of Options Granted (#)	Number of Restricted Stock Units and Restricted Shares Granted (#)
Named Executive Officers:		
Sasan K. Goodarzi	1,107,330	800,972
Michelle M. Clatterbuck	268,624	154,430
J. Alexander Chriss	271,928	159,423
Laura A. Fennell	716,780	550,340
Marianna Tessel	164,433	146,084
All current executive officers as a group (11 persons)	3,239,336	2,219,566
All current non-executive directors as a group (9 persons)	150,000	105,388
All employees, excluding current executive officers	67,880,266	61,740,260

U.S. Federal Tax Consequences

Stock option grants under the Restated 2005 Plan may be intended to qualify as incentive stock options under Section 422 of the Code or may be non-qualified stock options. Generally, no federal income tax is payable by a participant upon the grant of a stock option and no deduction is taken by the company. Intuit's practice has been to grant non-qualified stock options. Under current tax laws, if a participant exercises a non-qualified stock option, he or she will have taxable income equal to the difference between the fair market value of the common stock on the exercise date and the stock option exercise price. Intuit will be entitled to a corresponding deduction on its income tax return. A participant will have no taxable income upon exercising an incentive stock option provided that the applicable periods for holding the resulting shares of stock are satisfied (except that alternative minimum tax may apply), and Intuit will receive no deduction when an incentive stock option is exercised. The tax treatment for a participant of a disposition of shares acquired through the exercise of an option depends on how long the shares were held and on whether the shares were acquired by exercising an incentive stock option or a non-qualified stock option. Intuit may be entitled to a deduction in the case of a disposition of shares acquired under an incentive stock option before the applicable holding periods have been satisfied.

For restricted stock awards, no taxes are due when the award is initially made (unless the recipient makes a timely election under Section 83(b) of the Code), but the award becomes taxable when it is no longer subject to a "substantial risk of forfeiture" (i.e., becomes vested or transferable). Income tax is paid at ordinary rates on the value of the stock when the restrictions lapse, and then at capital gain rates when the shares are sold if the value of the stock increases after the vesting date. Similarly, for RSUs, the award generally becomes taxable when the shares vest. Income tax is paid at ordinary rates on the value of the RSUs when the restrictions lapse, and then at capital gain rates when the shares are sold if the value of the stock increases after the vesting date.

A participant will have taxable income at the time a cash-based award becomes payable and, if the participant has timely elected deferral to a later date, at such later date. At these times, the participant will recognize ordinary income equal to the value of the amount then payable.

The Restated 2005 Plan has been drafted with the intention of avoiding the application of taxes under Section 409A of the Code to any participant on account of the grant, vesting, or settlement of awards.

Equity Compensation Plan Information

The following table contains information about securities authorized for issuance under all of Intuit's equity compensation plans as of July 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
Equity compensation plans approved by security holders	13,022,445[2]	358.42	21,349,540[5]
Equity compensation plans not approved by security holders	1,001,610[3]	522.86	–
Total	14,024,055[4]	360.17	21,349,540

(1) RSUs have been excluded for purposes of computing weighted average exercise prices.

(2) Represents 2.107 million shares issuable upon exercise of options and 10.915 million shares issuable upon vesting of RSU awards, which are settled for shares of Intuit common stock on a one-for-one basis.

(3) Represents 0.023 million shares issuable upon exercise of options and 0.979 million shares issuable upon vesting of RSU awards that were assumed or granted in connection with corporate acquisitions.

(4) Represents 2.130 million shares issuable upon exercise of options and 11.894 million shares issuable upon vesting of RSU awards.

(5) Represents 19.026 million shares available for issuance under our 2005 Equity Incentive Plan (without taking into account Proposal No. 5 to increase the number of shares available for issuance thereunder) and 2.324 million shares available for issuance under our Employee Stock Purchase Plan. For a description of the material terms of the 2005 Equity Incentive Plan and the Employee Stock Purchase Plan, see footnote 12 to the financial statements filed with our Form 10-K for fiscal 2023.

Proposal No. 6 Stockholder Proposal - Retirement Plan Investment Report

The following stockholder proposal has been submitted to the company for action at the Meeting by As You Sow on behalf of the following:

- Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, a beneficial owner of seven shares of the company's common stock,

- Meyer Memorial Trust, 2045 North Vancouver Avenue, Portland, OR 97227, a beneficial owner of 546 shares of the company's common stock, and

- Merck Family Fund, 100 Summer Street, Suite 1600, Boston, MA 02110, a beneficial owner of 227 shares of the company's common stock.

The Board accepts no responsibility for the proposal. The proposal is required to be voted on at the Meeting only if properly presented by the stockholders or their qualified representative. The Board opposes the proposal for the reasons stated after the proposal. The text of the stockholder proposal follows:

Whereas: Without aggressive mitigation, climate change will have significant, deleterious consequences for the global economy. Unmitigated climate change can be expected to shave 11% to 14% off global economic output by 2050.[1]

The serious economic effects of climate change will have a particularly significant impact on workers' saving for retirement. Retirement plan beneficiaries have long investment horizons, and "[t]he longer term the investment horizon, the more likely it is that climate will not only be a material risk, but the most material risk."[2] Such climate portfolio risk to retirement plans will be difficult to mitigate. An International Finance Corporation report concluded that "the traditional way of managing risk through a shift in asset allocation into increased holdings of more conservative, lower risk, lower return, asset classes may do little to offset climate risks."[3]

While our Company has taken actions to address its operational greenhouse gas emissions,[4] it has not acted to meaningfully address the emissions generated by its retirement plan investments. The plan's "default" investment option – into which participants are automatically enrolled if they do not affirmatively select another option – is the Vanguard Target Retirement fund series. The funds in this series account for 76% of plan assets.[5] These funds invest heavily in high-carbon companies and companies contributing to deforestation.[6]

Investments in high-carbon companies and companies contributing to deforestation help fuel the climate crisis and make worst-case economic scenarios more likely.[7] To effectively mitigate the climate crisis and keep temperature increases within manageable ranges, the world has a limited "carbon budget."[8] Emissions today deplete that budget and, together with investments in new sources of emissions, "lock in" future temperature increases.[9]

High-carbon companies and companies contributing to deforestation add to systemic climate risk in beneficiaries' portfolios, endangering workers' life savings. These investments are especially perverse when made automatically on behalf of younger workers with long investment time horizons. The Company's retirement plan may also contribute to difficulty in worker recruitment and retention, as polling indicates employee demand for responsible retirement options, including climate-safe investments.[10]

Federal law requires that retirement plan fiduciaries act in beneficiaries' best interests and ensure prudence of the plan's investments. Recent regulatory amendments have confirmed that managing material climate risk is an appropriate consideration for retirement plan fiduciaries.[11] Intuit can best ensure that it is meeting its obligations to employees – especially younger employees – by appropriately mitigating climate risk in its retirement plan investments.

Resolved: Shareholders request Intuit publish a report disclosing how the Company is protecting plan beneficiaries – especially those with a longer investment time horizon – from the increased future portfolio risk created by present-day investments in high-carbon companies.

---

[1] https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

[2] https://www.plansponsor.com/in-depth/climate-change-benchmarking-risk-retirement-plans/

[3] https://www.ifc.org/wps/wcm/connect/6544b84f-e183-4e45-9fdf-ec54ff611498/IFC_Brief_Mercer_web.pdf?MOD=AJPERES&CVID=jqeEzmy, p. 3

[4] https://www.intuit.com/company/corporate-responsibility/climate/

[5] https://investyourvalues.org/retirement-plans/intuit

[6] https://investyourvalues.org/retirement-plans/intuit

[7] https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

[8] https://www.ipcc.ch/sr15/chapter/chapter-2/

[9] https://www.carbonbrief.org/guest-post-what-the-tiny-remaining-1-5c-carbon-budget-means-for-climate-policy/

[10] https://www.benefitnews.com/news/employees-want-retirement-plans-to-include-esg-investing

[11] https://www.federalregister.gov/documents/2022/12/01/2022-25783/prudence-and-loyalty-in-selecting-plan-investments- and-exercising-shareholder-rights

Board's Statement in Opposition to Stockholder Proposal

After careful consideration, and discussion of the matter between the company and the Proponent, the Board of Directors recommends a vote against the adoption of this stockholder proposal for the following reasons.

Participants in Intuit's 401(k) plan are offered a variety of investment options, including the ability to choose investments structured to consider climate risk.

Our 401(k) plan provides participants with a variety of investment options to enable participants to pursue their individual retirement objectives based on their own risk tolerance. These options currently include a fund comprised of companies screened for certain ESG criteria, including climate-related risk. The primary investment managers, and nearly all of the subadvisors, of the funds offered by our 401(k) plan, as signatories to the UN Principles for Responsible Investment, are publicly committed to incorporate climate risk and other ESG factors into their investment practices. In addition, our plan offers a self-directed brokerage option that gives plan participants the ability to invest some or all of their plan accounts in hundreds of ESG-focused funds (in addition to thousands of other investments such as mutual funds, individual stocks, and ETFs). These options already provide plan participants with the ability to invest their plan accounts according to their personal objectives and preferences, which may include objectives related to climate or other ESG-related outcomes.

Federal law requires that plan fiduciaries must select 401(k) plan investment options solely based on relevant risk-return factors in the financial interests of plan participants and beneficiaries.

The proposal requests a report from our Board. However, this request is misplaced because Intuit's 401(k) retirement plan is overseen by our Employee Benefits Administrative Committee ("EBAC"), a management-level committee that serves as the plan's fiduciary in consultation with a third-party fiduciary investment consultant. EBAC, among other things, is responsible for selecting the 401(k) plan investment options, including the qualified default investment option, in accordance with the strict fiduciary requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations and the plan's investment policy. Our 401(k) plan offers a carefully curated and closely monitored investment lineup that was selected in accordance with these requirements. In offering participants a broad range of investment strategies across different asset classes and investment styles, EBAC takes into account a variety of potential risks, reward opportunities, and goals, including, but not limited to, those related to climate change, to allow participants to diversify their investments and pursue their individual retirement objectives. EBAC regularly evaluates investment options and will continue to assess alternatives in accordance with its fiduciary duties.

Based on the foregoing, we do not believe the request for our Board to publish the requested report is an effective means of enhancing the protection of 401(k) plan participants in accordance with the applicable fiduciary requirements.

 The Board recommends that you vote **AGAINST** the stockholder proposal requesting a Retirement Plan Investment Report.

Stock Ownership Information

Security Ownership Table

Unless otherwise indicated below, the following table shows shares of Intuit common stock that we believe are owned as of October 31, 2023 by:

- Each NEO;
- Each director and nominee;
- All current directors and executive officers as a group; and
- Each stockholder beneficially owning more than 5% of our common stock.

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

We calculated the "Percent of Class" based on 280,105,448 shares of common stock outstanding on October 31, 2023. In accordance with SEC regulations, we also include (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of October 31, 2023, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of October 31, 2023. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Directors, Director Nominees and Named Executive Officers:		
Scott D. Cook[(1)]	7,116,469	2.54%
Sasan K. Goodarzi[(2)]	430,127	*
Michelle M. Clatterbuck[(3)]	113,958	*
J. Alexander Chriss[(4)]	13,637	*
Laura A. Fennell[(5)]	146,076	*
Marianna Tessel[(6)]	123,736	*
Eve Burton[(7)]	10,028	*
Richard L. Dalzell[(8)]	18,476	*
Deborah Liu[(9)]	7,833	*
Tekedra Mawakana[(10)]	1,604	*
Suzanne Nora Johnson[(11)]	40,853	*
Ryan Roslansky	–	–
Thomas Szkutak[(12)]	6,756	*
Raul Vazquez[(13)]	4,935	*
Eric S. Yuan	–	–
All current directors and executive officers as a group (20 people)[(14)]	8,159,064	2.90%
5% Stockholders:		
The Vanguard Group[(15)]	24,934,429	8.90%
BlackRock, Inc.[(16)]	23,645,470	8.44%
T. Rowe Price Associates, Inc.[(17)]	16,628,964	5.94%

* Indicates ownership of 1% or less.

(1) Represents 6,900,688 shares held by trusts of which Mr. Cook is a trustee or beneficiary and 215,781 shares held by a trust of which an immediate family member of Mr. Cook is a beneficiary.

(2) Includes 349,332 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Goodarzi.

(3) Includes 112,608 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Clatterbuck.

(4) Includes 12,435 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Chriss. Holdings as of September 5, 2023, when Mr. Chriss stepped down from his role as Executive Vice President and General Manager, Small Business & Self-Employed Group and left the company.

(5) Includes 96,950 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Fennell.

(6) Includes 90,975 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Tessel.

(7) Represents 10,028 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.

(8) Includes 4,741 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.

(9) Includes 6,392 shares issuable upon settlement of vested restricted stock units held by Ms. Liu.

(10) Represents 1,604 shares issuable upon settlement of vested restricted stock units by Ms. Mawakana.

(11) Includes 3,475 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson.

(12) Includes 4,868 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.

(13) Includes 3,304 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.

(14) Includes 790,766 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 15 individuals in the table, plus an additional 30,522 outstanding shares and 94,054 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(15) Ownership information for The Vanguard Group ("Vanguard") is based on a Schedule 13G/A filed with the SEC on February 9, 2023 by Vanguard, reporting ownership as of December 30, 2022. Vanguard reported sole voting power as to no shares, shared voting power as to 411,426 shares, sole dispositive power as to 23,767,960 shares, and shared dispositive power as to 1,166,469 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(16) Ownership information for BlackRock, Inc. ("BlackRock") is based on a Schedule 13G/A filed with the SEC on February 3, 2023 by BlackRock, reporting ownership as of December 31, 2022. BlackRock reported sole voting power as to 21,103,057 shares, shared voting power as to no shares, sole dispositive power as to 23,645,470 shares, and shared dispositive power as to no shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(17) Ownership information for T. Rowe Price Associates, Inc. ("Price Associates") is based on a Schedule 13G/A filed with the SEC on February 14, 2023 by Price Associates, reporting ownership as of December 31, 2022. Price Associates reported sole voting power as to 7,967,197 shares, shared voting power as to no shares, sole dispositive power as to 16,628,964 shares, and shared dispositive power as to no shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

Information About the Meeting, Voting and Proxies

Date, Time and Place of Meeting

We are holding the Meeting on Thursday, January 18, 2024, at 8:00 a.m. Pacific Standard Time. The Meeting will occur as a virtual meeting conducted exclusively via a live audio webcast at www.virtualshareholdermeeting.com/INTU2024. There will not be a physical location for the Meeting. We believe our virtual format offers stockholders the same opportunities to participate as an in-person meeting. The virtual format enhances the experience because we can provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. To participate in the Meeting, including to vote and submit questions, stockholders of record will need to log in using the control number on their Notice of Internet Availability or proxy card. You may log into the Meeting website beginning at 7:45 am Pacific Standard Time. Street-name holders who receive a Notice of Internet Availability or voting instruction form indicating that they may vote those shares through the www.proxyvote.com website may access, participate in and vote at the Meeting using the control number indicated on that Notice of Internet Availability or voting instruction form. Otherwise, street-name holders should contact their bank, broker, or other nominee (preferably at least five days before the Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Meeting.

A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

If you lost your control number or are not a stockholder, you will be able to attend the Meeting by visiting www.virtualshareholdermeeting.com/INTU2024 and registering as a guest. However, in this case, you will not be able to vote or submit questions.

Asking Questions at the Meeting

If you wish to submit a question during the Meeting, you must log into www.virtualshareholdermeeting.com/INTU2024 using the control number on your Notice of Internet Availability, proxy card or voting instruction form and follow the instructions on the Meeting website. During the Meeting, we will answer questions relevant to meeting matters that comply with the meeting rules of conduct, subject to time constraints. We reserve the right to exclude questions that are not relevant to meeting matters, are irrelevant to the business of the company, are derogatory or in bad taste, relate to pending or threatened litigation, are personal grievances or are otherwise inappropriate (as determined by the chair of the Meeting). Questions relevant to Meeting matters that we do not have time to answer during the Meeting will be posted to our website as soon as practicable following the Meeting. If you have an individual concern that is not of general concern to all stockholders, or if a question posed was not otherwise answered, contact Intuit Investor Relations at investor_relations@intuit.com. Additional information regarding the question and answer process, including the types and number of questions permitted and how questions will be addressed and disclosed, will be available in the Meeting rules of conduct, which will be posted at the virtual Meeting website during the Meeting.

If You Have Technical Problems

We will have technicians ready to assist you with any technical difficulties. If you have trouble accessing or checking in to the virtual meeting or otherwise during the Meeting, call the technical support number that will be posted on the virtual meeting platform log-in page.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders on the Internet, rather than mailing individual printed copies of those materials. If you received a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will explain how you may access and review the proxy materials and cast your vote online. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the Meeting.

The Notice of Internet Availability contains instructions for requesting printed copies of our proxy materials.

We have first released this proxy statement to Intuit stockholders beginning on November 22, 2023.

Record Date, Outstanding Shares and Quorum

Only holders of record of Intuit common stock at the close of business on November 20, 2023 (the "Record Date") will be entitled to vote at the Meeting. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals. On the Record Date, we had approximately 279,935,558 shares of common stock outstanding and entitled to vote. In order to have a quorum, a majority of the shares outstanding and entitled to vote on the Record Date must be present at the Meeting, either in person or by proxy. Abstentions and broker non-votes will be counted as "present" in determining whether we have a quorum.

If by the date of the Meeting we do not receive proxies representing sufficient shares to constitute a quorum or to approve one or more of the proposals, the Chair of the Meeting, or the individuals named as proxies, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The individuals named as proxies would typically exercise their authority to vote in favor of adjournment.

For 10 days prior to the Meeting date, a list of registered stockholders eligible to vote at the Meeting will be available for review. If you would like to view the stockholder list, contact Intuit Investor Relations at investor_relations@intuit.com.

How to Know if You're a Stockholder of Record or a Beneficial Owner of Shares Held in Street Name

Stockholder of record (also known as a record holder). If your shares are registered directly in your name with Intuit's transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by Intuit. If you request printed copies of the proxy materials by mail, you also will receive a proxy card.

Beneficial owner of shares held in street name. If your shares are held on your behalf by a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name." Your nominee, which is considered the stockholder of record for purposes of voting at the Meeting, may forward you the Notice of Internet Availability or send you a voting instruction form containing instructions that you must follow in order for your shares to be voted. As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. If you do not provide specific voting instructions, your nominee is not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the Meeting.

Required Vote

The table below shows the voting options, voting requirement, and effect of abstentions and broker non-votes for each proposal to be presented at the Meeting.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[1]
1. Election of directors	For, against or abstain on each nominee	FOR (all nominees)	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect
3. Advisory vote on the frequency of future say-on-pay votes	One year, two years, three years or abstain	ONE YEAR	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal; however, because it is possible that no frequency will receive this vote, the frequency choice that receives the greatest number of votes will be viewed as the advisory vote on the matter	No effect	No effect

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[1]
4. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect
5. Approve the Amended and Restated 2005 Equity Incentive Plan to increase the share reserve by an additional 12,200,000 shares and extend the duration of the plan for another two years	For, against or abstain	FOR	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect
6. Stockholder proposal – retirement plan investment report	For, against or abstain	AGAINST	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect

(1) If you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, the nominee is not permitted to vote on certain proposals and may elect to not vote on any of the proposals. When a nominee is not permitted or chooses not to vote on a proposal, it will result in a "broker non-vote" for that proposal. See "Voting and Revoking Proxies" below.

Voting and Revoking Proxies

The Board is soliciting proxies to vote your shares at the Meeting. Please act as soon as possible to vote your shares, even if you plan to attend the Meeting virtually. All stockholders of record have three options for submitting their vote prior to the Meeting, as described in the Notice of Internet Availability:

- online before the meeting at www.proxyvote.com;
- by phone at the telephone number shown on your proxy card; or
- by requesting, completing and mailing in a paper proxy card.

We encourage you to vote via the Internet.

If your shares are held on your behalf by a broker, bank or other nominee, you may vote as described above in the section "Date, Time and Place of Meeting." However, if your shares are held on your behalf by a broker, bank or other nominee and you do not plan to participate in the Meeting, you must instruct your nominee how to vote the shares held in your account. Some nominees enable you to do this online or by telephone. If you do not provide voting instructions, the nominee is not permitted to vote on certain proposals and may elect not to vote on any of the proposals. When a nominee is not permitted or chooses not to vote on a proposal, it will result in a so-called "broker non-vote." Whether the broker, bank or other nominee that holds your shares has discretionary authority to vote on a proposal without receiving your voting instructions is subject to stock exchange rules and final determination by the stock exchange.

If you are a stockholder of record and you sign and return your proxy card but do not give any instructions on how you would like to vote your shares, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1, in favor of Proposals 2, 4, and 5, in favor of "one year" in Proposal 3, and against Proposal 6. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on your proxy card are authorized to vote your shares according to their judgment.

Whether you submit your proxy online, by phone or by mail, you may revoke it at any time before voting takes place at the Meeting. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Kerry J. McLean, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. You also may revoke a proxy by submitting a later-dated vote, whether electronically at the virtual Meeting or before it, via the Internet, by phone or by mail. If a broker, bank or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly or participate in the Meeting and electronically vote your shares during the Meeting.

Soliciting Proxies

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit or its agents also may solicit proxies by mail, electronic mail, telephone or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We will pay Innisfree a fee of $10,000 plus their expenses, which we estimate will be approximately $5,000. We will ask brokers, custodians, nominees and other record holders to prepare and send a Notice of Internet Availability to people or entities for whom they hold shares and to forward copies of the proxy materials to beneficial owners who request paper copies.

Voting Results

We intend to announce the preliminary voting results at the Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K that we expect to file within four business days of the Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Meeting, we intend to file a Form 8-K to disclose preliminary voting results and then, within four business days after the final results are known, file an additional Form 8-K to disclose the final voting results.

Annual Report on Form 10-K and Additional Materials

The Notice of 2024 Annual Meeting of Stockholders, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 31, 2023, have been made available to all stockholders entitled to vote at the Meeting and who received the Notice of Internet Availability. The Annual Report on Form 10-K can be viewed at https://investors.intuit.com/financials/annual-reports/default.aspx.

You can obtain a paper copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended July 31, 2023, without charge by writing to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850. For faster delivery, we suggest that any communications be made via email.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense and waste of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. If your shares are held in street name, your broker, bank or other nominee similarly may deliver only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, to multiple stockholders who share an address.

If you received a "householded" mailing this year, and you would like to have additional copies of our Notice of Internet Availability, Annual Report on Form 10-K, or proxy materials, as applicable, mailed to you, please submit your request to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, or call (650)-944-6000 to request additional copies and we will deliver these materials to you promptly. You also may contact us at this email address if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you would like to opt out of "householding" for future mailings, send a written request to Investor Relations or call (650)-944-6000 as described above.

Stockholder Proposals and Nominations for the 2025 Annual Meeting of Stockholders

Any stockholder who intends to present a proposal for inclusion in Intuit's 2025 proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by the close of business (5:00 p.m. Pacific Time) on July 25, 2024. Such proposals also must comply with Rule 14a-8 under the Exchange Act and any other applicable SEC guidance relating to stockholder proposals.

Any stockholder who wishes to put a proposal or a Board nomination (including nominations for which the stockholder intends to solicit proxies pursuant to Rule 14a-19) before the 2025 Annual Meeting of Stockholders, without including such proposal or nomination in Intuit's 2025 proxy statement, must provide written notice of the proposal or nomination to Intuit's Corporate Secretary, at our principal executive offices, between the close of business on October 5, 2024, and the close of business on November 4, 2024. However, in the event that the 2025 Annual Meeting of Stockholders is to be held on a date that is more than 30 days before or 60 days after January 18, 2025 (the anniversary date of the Meeting) or if the 2024 Annual Meeting does not take place, then such notice must be delivered between the close of business on the 105th day prior to the date of the 2025 Annual Meeting of Stockholders and the close of business on the later of (i) the 75th day prior to the date of the 2025 Annual Meeting of Stockholders, and (ii) the 10th day following the day on which public announcement of the date of the 2025 Annual Meeting of Stockholders is first made by us. In addition, stockholders must comply with the other procedural requirements in our bylaws (which includes information required under Rule 14a-19) and any such proposal must be a proper matter for stockholder action under applicable law.

Our bylaws provide that, under certain circumstances, stockholders may include director candidates that they have nominated in our proxy statement. These proxy access provisions permit a stockholder, or a group of up to 20 stockholders, who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (for the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials, as long as the stockholder(s) provide timely written notice of such nomination and the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws. Notice of director nominees must include the information required under our bylaws and must be received by our Corporate Secretary at our principal executive offices between the close of business on July 10, 2024, and the close of business on August 9, 2024, unless the date of the 2025 Annual Meeting of Stockholders has been changed by more than 30 days from January 18, 2025 or if the 2024 Annual Meeting does not take place. In that case, such notice must be delivered between the close of business on the 135th day prior to the date of the 2025 Annual Meeting of Stockholders and the close of business on the later of (i) the 105th day prior to the date of the 2025 Annual Meeting of Stockholders and (ii) the 10th day following the day on which public announcement of the date of the 2025 Annual Meeting of Stockholders is first made by us.

Our stockholders can find our bylaws on our website at http://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx or on file with the SEC. The chair of the Meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of SEC Rule 14a-4, as applicable (or, in some cases, even if the stockholder meets these deadlines and requirements), the individuals named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Meeting. We reserve the right to reject, rule out of order or take other appropriate action with respect to any director nomination or proposal that does not comply with these and other applicable requirements.

Appendix A

Supplemental Information for the Proxy Summary and Compensation Discussion and Analysis in the Proxy Statement for the 2024 Annual Meeting of Stockholders

Information Regarding Non-GAAP Financial Measures and Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Measures

The Proxy Summary and the Compensation Discussion and Analysis ("CD&A") of the proxy statement contain two non-GAAP financial measures — non-GAAP operating income and non-GAAP earnings per share ("EPS"). The table on page A-3 of this proxy statement reconciles the non-GAAP financial measures in the Proxy Summary and CD&A to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

About Non-GAAP Financial Measures

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names, and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures.

We exclude the following items from all of our non-GAAP financial measures:

- Share-based compensation expense
- Amortization of acquired technology
- Amortization of other acquired intangible assets
- Goodwill and intangible asset impairment charges
- Gains and losses on disposals of businesses and long-lived assets
- Professional fees for business combinations

We also exclude the following items from non-GAAP net income and non-GAAP diluted net income per share:

- Gains and losses on debt and equity securities and other investments
- Income tax effects and adjustments
- Discontinued operations

We believe that these non-GAAP financial measures provide meaningful supplemental information regarding Intuit's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, our individual operating segments or our senior management. We believe our non-GAAP financial measures also facilitate the comparison by management and investors of results for current periods and guidance for future periods with results for past periods.

The following are descriptions of the items we exclude from our non-GAAP financial measures.

Share-based compensation expenses. These consist of non-cash expenses for stock options, restricted stock units and our Employee Stock Purchase Plan. When considering the impact of equity awards, we place greater emphasis on overall stockholder dilution rather than the accounting charges associated with those awards.

Amortization of acquired technology and amortization of other acquired intangible assets. When we acquire a business in a business combination, we are required by GAAP to record the fair values of the intangible assets of the entity and amortize them over their useful lives. Amortization of acquired technology in cost of revenue includes amortization of software and other technology assets of acquired entities. Amortization of other acquired intangible assets in operating expenses includes amortization of assets such as customer lists, covenants not to compete, and trade names.

Goodwill and intangible asset impairment charges. We exclude from our non-GAAP financial measures non-cash charges to adjust the carrying values of goodwill and other acquired intangible assets to their estimated fair values.

Gains and losses on disposals of businesses and long-lived assets. We exclude from our non-GAAP financial measures gains and losses on disposals of businesses and long-lived assets because they are unrelated to our ongoing business operating results.

Professional fees and transaction costs for business combinations. We exclude from our non-GAAP financial measures the professional fees we incur to complete business combinations. These include investment banking, legal, and accounting fees.

Gains and losses on debt securities and other investments. We exclude from our non-GAAP financial measures credit losses on available-for-sale debt securities and gains and losses on other investments.

Income tax effects and adjustments. We use a long-term non-GAAP tax rate for evaluating operating results and for planning, forecasting, and analyzing future periods. This long-term non-GAAP tax rate excludes the income tax effects of the non-GAAP pre-tax adjustments described above, and eliminates the effects of non-recurring and period-specific items which can vary in size and frequency. Based on our current long-term projections, we are using a long-term non-GAAP tax rate of 24% for fiscal 2023 and fiscal 2024. This long-term non-GAAP tax rate could be subject to change for various reasons including significant acquisition, changes in our geographic earnings mix or fundamental tax law changes in major jurisdictions in which we operate. We will evaluate this long-term non-GAAP tax rate on an annual basis and whenever any significant events occur which may materially affect this rate.

Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations but continue to include them in GAAP net income or loss and net income or loss per share. We exclude these amounts from our non-GAAP financial measures.

INTUIT INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

	Fiscal Year Ended	
(In millions, except per share amounts, unaudited)	July 31, 2023	July 31, 2022
GAAP operating income	**$3,141**	**$2,571**
Amortization of acquired technology	163	140
Amortization of other acquired intangible assets	483	416
Professional fees for business combinations	4	69
Share-based compensation expense	1,712	1,308
Non-GAAP operating income	**$5,503**	**$4,504**
GAAP net income	**$2,384**	**$2,066**
Amortization of acquired technology	163	140
Amortization of other acquired intangible assets	483	416
Professional fees for business combinations	4	69
Share-based compensation expense	1,712	1,308
Net (gain) loss on debt securities and other investments	9	(49)
Loss on disposal of business	8	–
Income tax effects and adjustments	(683)	(585)
Non-GAAP net income	**$4,080**	**$3,365**
GAAP diluted net income per share	**$ 8.42**	**$ 7.28**
Amortization of acquired technology	0.57	0.49
Amortization of other acquired intangible assets	1.71	1.46
Professional fees for business combinations	0.01	0.24
Share-based compensation expense	6.05	4.61
Net (gain) loss on debt securities and other investments	0.03	(0.17)
Loss on disposal of business	0.03	–
Income tax effects and adjustments	(2.42)	(2.06)
Non-GAAP diluted net income per share	**$14.40**	**$11.85**
Shares used in diluted per share calculations	**283**	**284**

Appendix B

Intuit Inc.

Amended and Restated 2005 Equity Incentive Plan

1.Purpose. The purpose of the Amended and Restated 2005 Equity Incentive Plan (the "Plan") is to provide is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company and its Subsidiaries by offering them an opportunity to participate in the Company's future performance through awards of Options, Stock Appreciation Rights ("SARs"), Restricted Stock Awards, Restricted Stock Units ("RSUs") and Cash-Based Awards. Capitalized terms not defined in the text are defined in Section 30.

2. Shares Subject to the Plan.

2.1 Number of Shares Available.

(a) Number of Shares. Subject to adjustment as provided in Section 2.2 and the share counting provisions below in Sections 2.1(b)-(c) inclusive, the Shares available for the grant of new Awards under the Plan as of the Effective Date shall not exceed 32,622,576 Shares determined as follows:

(i) The sum of (A) an additional 12,200,000 Shares; and (B) 20,422,576 Shares that remain available for new grants under the Plan, as of October 31, 2023; minus

(ii) The sum of (A) one (1) Share for every one (1) Share that was subject to an Option or Stock Appreciation Right granted under the Plan after October 31, 2023 and prior to the Effective Date; plus (B) 2.3 Shares for every one (1) Share that was subject to an award other than an Option or Stock Appreciation Right granted under the Plan after October 31, 2023 and prior to the Effective Date.

Any Shares that are subject to Options or SARs granted on or after the Effective Date shall be counted against this limit as one (1) Share for every one (1) Share granted, and any Shares that are subject to Awards other than Options or Stock Appreciation Rights granted on or after the Effective Date shall be counted against this limit as 2.3 Shares for every one (1) Share granted. On and after January 20, 2022, no awards may be granted under the Credit Karma Plan.

(b) If any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), then in each such case the Shares subject to such Award shall, to the extent of such forfeiture, expiration or cash settlement, be added to the Shares available for Awards under the Plan, in accordance with Section 2.1(c) below. In the event that withholding tax liabilities from an Award granted on or after July 21, 2016 other than an Option or Stock Appreciation Right are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, the Shares so tendered or withheld shall be added to the Shares available for Awards under the Plan in accordance with Section 2.1(c) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to Options or SARs, (iii) Shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof, and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options. For purposes of applying the share counting rules of this Section 2.1(b), after October 31, 2021, the same rules shall apply with respect to awards granted under the Credit Karma Plan.

(c) Any Shares that again become available for Awards under the Plan pursuant to this Section 2.1 shall be added as (i) one (1) Share for every one (1) Share subject to Options or SARs (or, after October 31, 2021, an option or stock appreciation right granted under the Credit Karma Plan), and (ii) as 2.3 Shares for every one (1) Share subject to Awards other than Options or SARs (or, after October 31, 2021, an award other than an option or stock appreciation right granted under the Credit Karma Plan).

(d) The Company may issue Shares that are authorized but unissued Shares or treasury Shares, including Shares repurchased by the Company, whether directly from a Participant pursuant to the terms of Awards granted under the Plan or on the open market.

(e) At all times the Company will reserve and keep available a sufficient number of Shares to satisfy the requirements of all outstanding Awards granted under the Plan.

2.2. Adjustment of Shares. If the outstanding Shares are affected by a merger, consolidation, reorganization, liquidation, stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, split-up, spin-off, share combination, share exchange, extraordinary dividend or distribution of cash (other than a normal cash dividend), property and/or securities, or other change in the capital structure of the Company, an adjustment shall be made in (a) the number of Shares (or other securities or property) reserved for issuance under the Plan and the limits that are set forth in Section 2.3; the Exercise Prices of and number of Shares (or other securities or property) subject to outstanding Options and SARs; (c) the number of Shares (or other securities or property) subject to other outstanding Awards, and (d) any performance conditions relating to Awards granted under the Plan, as shall be determined to be appropriate and equitable by the Committee, exercising its authority under Section 4 of the Plan, for the purpose of preventing the dilution or enlargement of rights and privileges under the terms of the Plan or any outstanding Award. Notwithstanding the foregoing, fractions of a Share (or other security) will not be issued but will either be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share (or other security) or will be rounded to a whole Share (or other security), as determined by the Committee and as permitted under Section 424(a) of the Code.

2.3 Individual Award Limits and ISO Limit. The aggregate number of Shares subject to Awards granted under this Plan in any fiscal year to any one Participant shall not exceed 2,000,000 Shares, other than new employees of the Company or of any Subsidiary, who are eligible to receive up to a maximum of 3,000,000 Shares issuable under Awards granted in the calendar year in which they commence their employment. The aggregate number of Shares that may be issued pursuant to the exercise of ISOs under this Plan shall not exceed 163,310,386 Shares. The maximum cash amount payable pursuant to all Cash- Based Awards granted in any calendar year to any Participant under this Plan shall not exceed five million dollars ($5,000,000).

2.4 Director Limits. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Awards granted to any Non-Employee Director during any single calendar year (not including Awards granted in lieu of retainers or other cash payments for service as a Non-Employee Director), shall not exceed $625,000, with such limit to be increased an additional $250,000 for any Lead Non-Employee Director or Non-Employee Director who is Chairman of the Board.

2.5 Assumed or Substituted Awards of Acquired Companies. In the event that the Company acquires or combines with another company and grants Awards under the Plan in assumption or substitution of outstanding equity awards of such company, the number of Shares authorized for issuance under this Plan shall be increased to the extent necessary to satisfy such assumed or substituted awards (based on the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of the equity securities of the acquired company, and in a manner consistent with Section 424(a) of the Code), and the issuance of Shares pursuant to such assumed or substituted awards shall not reduce the Shares otherwise authorized for issuance under the Plan (or be eligible to be added back to the Shares authorized for issuance under the Plan pursuant to Sections 2.1(b) or 2.1(c)).

2.6 Dividends and Dividend Equivalent Rights. To the extent that the Company declares dividends payable with respect to the Shares subject to an Award, the following provisions shall apply:

(a) Dividends may only become payable with respect to Shares subject to Restricted Stock Awards.

(b) Dividend equivalent rights shall not be granted alone or in connection with any Award under the Plan other than an Award of Restricted Stock Units.

(c) Any dividends issuable with respect to Shares subject to a Restricted Stock Award or dividend equivalent rights granted under the terms of an RSU shall be subject to the same restrictions and risk of forfeiture as the underlying Shares subject to the Award and shall become payable no earlier than the time that the underlying Shares subject to the Award are no longer subject to such restrictions or risk of forfeiture.

3. Eligibility. ISOs may be granted only to employees (including officers and directors who are also employees) of the Company or of a Subsidiary. All other Awards may be granted to employees (including officers and directors who are also employees) or other individuals who are Non-Employee Directors, consultants or advisors of the Company or any Subsidiary; provided that such consultants or advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities. The Committee (or its designee under Section 4.1(c)) will from time to time determine and designate among the eligible persons who will be granted one or more Awards under the Plan. A person may be granted more than one Award under the Plan.

4. Administration.

4.1 Committee Authority. The Plan shall be administered by the Committee; provided, however, that any power of the Committee also may be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to (i) become subject to (or lose an exemption under) Rule 16b-3 under the Exchange Act, or (ii) fail to satisfy Rule 5605(d) of the Nasdaq Marketplace Rules (or any successor to such rule or other comparable rule as to which the Company may be required to comply). The Committee will have full power to implement and carry out the Plan and the purposes of the Plan, subject to the terms of the Plan, including but not limited to the authority to:

(a) construe and interpret the Plan, any Award Agreement and any other agreement or document executed pursuant to the Plan or relating to the administration or operation of the Plan;

(b) prescribe, amend and rescind rules and regulations relating to the Plan or any Award, including determining forms and agreements used in connection with the Plan; provided that the Committee may delegate to one or more officers of the Company, including the Chief Executive Officer, the Chief Financial Officer or the officer in charge of Human Resources, the authority to approve revisions to the forms and agreements used in connection with the Plan that are designed to facilitate Plan administration both domestically and abroad, and that are not inconsistent with the Plan or with any resolutions of the Committee relating to the Plan;

(c) select persons to receive Awards; provided that the Committee may delegate to one or more individuals who would be considered "officers" under Section 157(c) of the General Corporation Law of the State of Delaware the authority to grant an Award under the Plan to Participants who are not Insiders within such limit of the total number of Awards which may be granted by such officers established by resolution of the Committee;

(d) determine the terms of Awards;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine whether Awards will be granted singly, in combination, or in tandem with, in replacement of, or as alternatives to, other Awards under the Plan or any other incentive or compensation plan of the Company or any Subsidiary;

(g) grant waivers of Plan or Award conditions, including, without limitation, the waiver of the termination provisions applicable to Options under Section 5.6(b));

(h) determine the vesting, exercisability, transferability, and payment of Awards, including the authority to accelerate the vesting of Awards;

(i) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any Award Agreement;

(j) determine whether an Award has been earned;

(k) establish subplans for the grant of Awards to Participants who are foreign nationals or are employed outside the U.S., which subplans may provide for different terms and conditions applicable to Awards if necessary or desirable to recognize differences in local law or tax policy;

(l) amend the Plan;

(m) address unanticipated events (including any temporary closure of the stock exchange on which the Company is listed, disruption of communications or natural catastrophe); and

(n) make all other determinations necessary or advisable for the administration of the Plan.

4.2 Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award pursuant to Section 4.1 above shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and Participant. The Committee may delegate to one or more individuals who would be considered "officers" under Section 157(c) of the General Corporation Law of the State of Delaware the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and Participant. Notwithstanding any provision of the Plan to the contrary, administration of the Plan shall at all times be limited by the requirement that any administrative action or exercise of discretion shall be void (or suitably modified when possible) if necessary to avoid the application to any Participant of immediate taxation and/or tax penalties or additional taxes under Section 409A of the Code.

5. Options. The Committee may grant Options to eligible persons and will determine (a) whether the Options will be ISOs or NQSOs; (b) the number of Shares subject to the Option; (c) the Exercise Price of the Option; (d) the period during which the Option may be exercised; and (e) all other terms and conditions of the Option, subject to the provisions of this Section 5 and the Plan.

5.1 Form of Option Grant. Each Option granted under the Plan will be evidenced by a Stock Option Agreement that will expressly identify the Option as an ISO or NQSO. The Stock Option Agreement will be substantially in a form and contain such provisions (which need not be the same for each Participant) that the Committee or an officer of the Company (pursuant to Section 4.1(b)) has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination and completes all necessary action on its part to grant the Option, unless a later date is otherwise specified by the Committee. The Stock Option Agreement, and a copy of the Plan and the current Prospectus for the Plan (plus any additional documents required to be delivered under applicable laws), will be delivered to the Participant within a reasonable time after the Option is granted. The Stock Option Agreement, the Plan, the Prospectus and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.3 Vesting and Expiration Date. An Option will become vested and exercisable as determined by the Committee and set forth in the Stock Option Agreement governing such Option, subject to the provisions of Section 5.6, and subject to Company policies established by the Committee (or by individuals to whom the Committee has delegated responsibility) from time to time with respect to vesting during leaves of absences. An Option may be granted to allow for its exercisability prior to vesting. Vesting of an Option may be based upon completion of a specified period of service with the Company, the attainment of pre-established performance goals, such other factors as the Committee determines, or a combination of the foregoing. The Stock Option Agreement governing such Option shall set forth the last date that the Option may be exercised (the "Expiration Date"), and may provide for automatic exercise of the Option on such Expiration Date if the Exercise Price per Share is less than the Fair Market Value per Share on such Expiration Date and the Participant has not previously exercised the Option, or may provide that in the event that trading in the Company's stock is prohibited by law, the term of the Option automatically shall be extended until the date that is 30 days after such prohibition is lifted, to the extent that such extension does not cause the Participant to become subject to taxation under Section 409A of the Code. Notwithstanding the foregoing, no Option will be exercisable after ten years from the date the Option is granted; provided that no ISO granted to a Ten Percent Stockholder will be exercisable after five years from the date the Option is granted.

5.4   Exercise Price.   The Exercise Price of an Option will be determined by the Committee when the Option is granted and may not be less than 100% of the Fair Market Value of the Shares on the date of grant; provided, however, that (i) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than 110% of the Fair Market Value of the Shares on the date of grant, and (ii) in the event that the Company acquires or combines with another company and grants Awards under the Plan in assumption or substitution of outstanding equity awards of such company, the Exercise Price of such Options may be less than 100% of the Fair Market Value of the Shares on the date of grant if such Exercise Price is based on a formula that meets the requirements of Section 424(a) of the Code set forth in the terms of the awards being assumed or substituted or in the terms of the agreement governing the acquisition transaction.

5.5   Procedures for Exercise.   A Participant or Authorized Transferee may exercise Options by following the procedures established by the Company, as communicated and made available to Participants through the stock pages on the Intuit intranet web site, and/or through the Company's electronic mail system. Payment for the Shares purchased must be made in accordance with Section 11 of the Plan and the Stock Option Agreement.

5.6   Termination of Employment.

(a)   Vesting.   Except as otherwise provided in this Section 5.6(a) or in a Participant's Stock Option Agreement, an Option will cease to vest on the Participant's Termination Date. Notwithstanding the foregoing, any Option granted to a Participant who is an employee who has been actively employed by the Company or any Subsidiary for one year or more or who is a director, will vest as to 100% of the Shares subject to such Option if the Participant is Terminated due to Disability or death, unless otherwise provided in such Participant's Stock Option Agreement.

(b)   Post-Termination Exercise Period.   Following a Participant's Termination, unless otherwise provided in a Participant's Stock Option Agreement, any unvested portion of the Participant's Option shall terminate, and any vested portion of the Participant's Option may be exercised during the periods set forth below, after which it automatically shall terminate:

   (i)   no later than 90 days after the Termination Date if a Participant is Terminated for any reason except death or Disability, unless a longer time period, not exceeding five years, is specifically set forth in the Participant's Stock Option Agreement; provided that no Option may be exercised after the Expiration Date of the Option; or

   (ii)   no later than (A) twelve months after the Termination Date in the case of Termination due to Disability or (B) eighteen months after the Termination Date in the case of Termination due to death or if a Participant dies within three months after the Termination Date, unless a longer time period, not exceeding five years, is specifically set forth in the Participant's Stock Option Agreement; provided that no Option may be exercised after the Expiration Date of the Option.

5.7   Limitations on Exercise.   The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option; provided that the minimum number will not prevent a Participant from exercising an Option for the full number of Shares for which it is then exercisable.

5.8   Limitations on ISOs.   The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under the Plan or any compensatory stock plan of the Company or any parent or Subsidiary under which ISOs may be granted) shall not exceed $100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISOs are exercisable for the first time by a Participant during any calendar year exceeds $100,000, the Options for the first $100,000 worth of Shares to become exercisable in that calendar year will be ISOs, and the Options for the Shares with a Fair Market Value in excess of $100,000 that become exercisable in that calendar year will be NQSOs. If the Code is amended to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit shall be automatically incorporated into the Plan and will apply to any Options granted after the effective date of the Code's amendment.

5.9   Notice of Disqualifying Dispositions of Shares Acquired on Exercise of an ISO.   If a Participant sells or otherwise disposes of any Shares acquired pursuant to the exercise of an ISO on or before the later of (a) the date two years after the Date of Grant, and (b) the date one year after the exercise of the ISO (in either case, a "Disqualifying Disposition"), the Company may require the Participant to immediately notify the Company in writing of such Disqualifying Disposition.

5.10   Modification, Extension or Renewal.   Subject to Section 5.12, the Committee may modify or extend or renew outstanding Options and authorize the grant of new Options in substitution therefor; provided that any such action may not, without the written consent of the Participant, materially impair any of the Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered shall be treated in accordance with Section 424(h) of the Code.

5.11   No Disqualification.   Notwithstanding any other provision in the Plan, no term of the Plan relating to ISOs will be interpreted, amended or altered, and no discretion or authority granted under the Plan will be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

5.12   No Repricing.   Except as otherwise provided in Section 2.2, the Exercise Price of an outstanding Option may not, directly or indirectly, be reduced without stockholder approval, and at any time when the Exercise Price of an outstanding Option is above the Fair Market Value per Share, the terms of such outstanding Option may not, directly or indirectly, be amended without stockholder approval, to provide for the cancellation and re-grant or the exchange of such outstanding Option for either cash or a new Award with a lower (or no) exercise price; provided, however, that in the event of a Corporate Transaction, any Option with an exercise price that equals or exceeds the value of the consideration to be paid to the holders of Common Stock (on a per share basis) may be cancelled without any consideration.

6. Stock Appreciation Rights.

6.1 <u>Awards of SARs</u>. A Stock Appreciation Right ("SAR") is an award to an eligible person having a value equal to the value determined by multiplying the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price and the number of Shares with respect to which the SAR is being settled. The SAR may be granted for services to be rendered or for past services already rendered to the Company or any Subsidiary or for any other benefit to the Company determined by the Committee within the meaning of Section 152 of the General Corporation Law of the State of Delaware. All SARs shall be made pursuant to an Award Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee or an officer of the Company (pursuant to Section 4.1(b)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

6.2 <u>Terms of SARs</u>. The Committee will determine the terms of a SAR including, without limitation: (a) the number of Shares deemed subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect on each SAR of the Participant's Termination. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and may not be less than 100% of Fair Market Value, except under the same circumstances that apply with respect to Options under Section 5.4(ii).

6.3 <u>Vesting and Expiration Date</u>. A SAR will be vested and exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. A SAR may be granted to allow for its exercisability prior to vesting. Vesting of a SAR may be based upon completion of a specified period of service with the Company, the attainment of pre-established performance goals, such other factors as the Committee determines, or a combination of the foregoing. The Award Agreement shall set forth the Expiration Date for the SAR; provided that no SAR will be exercisable after seven years from the date the SAR is granted. And, provided further, that the Award Agreement may provide for automatic settlement of the SAR on such Expiration Date if the Exercise Price per Share is less than the Fair Market Value per Share on such Expiration Date and the SAR has not previously been settled, or may provide that in the event that trading in the Company's stock is prohibited by law, the term of the SAR automatically shall be extended until the date that is 30 days after such prohibition is lifted, to the extent that such extension does not cause the Participant to become subject to taxation under Section 409A of the Code.

6.4 <u>Form and Timing of Settlement</u>. Payment with respect to a SAR shall be made in Shares, or such other consideration as is approved by the Committee.

6.5 <u>No Repricing</u>. Except as otherwise provided in Section 2.2, the Exercise Price of an outstanding SAR may not be reduced without stockholder approval, and at any time when the Exercise Price of an outstanding SAR is above the Fair Market Value per Share, the terms of such outstanding SAR may not, directly or indirectly, be amended without stockholder approval, to provide for the cancellation and re-grant or the exchange of such outstanding SAR for either cash or a new Award with a lower (or no) exercise price; provided, however, that in the event of a Corporate Transaction, any SAR with an exercise price that equals or exceeds the value of the consideration to be paid to the holders of Common Stock (on a per share basis) may be cancelled without any consideration.

7. Restricted Stock Awards.

7.1 <u>Awards of Restricted Stock</u>. A Restricted Stock Award is an award to an eligible person of the issuance of Shares for services to be rendered or for past services already rendered to the Company or any Subsidiary or for any other benefit to the Company determined by the Committee within the meaning of Section 152 of the General Corporation Law of the State of Delaware. All Restricted Stock Awards shall be made pursuant to an Award Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee or an officer of the Company (pursuant to Section 4.1(b)) has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan. No payment will be required for Shares awarded pursuant to a Restricted Stock Award. The number of Shares awarded shall be subject to the applicable limit or limits of Section 2.

7.2 <u>Terms of Restricted Stock Awards</u>. The Committee will determine the number of Shares to be awarded to the Participant under a Restricted Stock Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of service with the Company, upon satisfaction of performance goals as set out in advance in the Participant's Award Agreement, upon such other factors as the Committee determines, or a combination of the foregoing. If the Restricted Stock Award is to be earned upon the satisfaction of performance goals, the Committee shall: (a) determine the nature, length and starting date of any performance period for the Award; (b) select the performance goals, which may include one or more Performance Criteria; and (c) determine the number of Shares that may be awarded to the Participant. Prior to the time that restrictions are lifted with respect to one or more Shares subject to a Restricted Stock Award as a result of satisfaction of the service or performance goals, the Committee may require that the Shares be held by the Company under the terms of an escrow or similar arrangements according to terms determined by the Company and as described further in Section 16 below. The Committee may adjust the performance goals applicable to a Restricted Stock Award during a Performance Period in the manner described in Section 10.2(b) below.

7.3 <u>Dividends</u>. A Participant who has received the grant of a Restricted Stock Award shall not be entitled to receive dividends and other distributions paid with respect to Shares subject to such Award during the period during which such Shares are restricted. However, any such dividends or distributions shall be retained by the Company and shall be paid to the Participant at the same time that the Shares which respect to which such dividends or distributions were paid are released from the restrictions of the Award described in Section 7.2 above.

7.4 <u>Termination of Employment</u>. If a Participant is Terminated prior to full vesting of a Restricted Stock Award for any reason, then such Participant will be entitled to retain the Shares subject to the Restricted Stock Award only to the extent the restrictions on such Shares have lapsed as of the date of Termination in accordance with the Award Agreement, unless the Committee will determine otherwise.

7.5 83(b) Election. To the extent a Participant makes an election under Section 83(b) of the Code with respect to a Restricted Stock Award, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election.

8. Restricted Stock Units.

8.1 Awards of Restricted Stock Units. Restricted Stock Units ("RSUs") are Awards denominated in units of Shares under which the issuance of Shares (or the settlement in an equivalent value in cash) is subject to such conditions (including continued employment or other service, the attainment of pre-established performance goals, which may include one or more Performance Criteria, other factors as the Committee determines, or a combination of the foregoing.) as the Committee shall determine. RSUs may be granted for services to be rendered or for past services already rendered to the Company or any Subsidiary or for any other benefit to the Company determined by the Committee within the meaning of Section 152 of the General Corporation Law of the State of Delaware. All RSUs shall be awarded pursuant to an Award Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee or an officer of the Company (pursuant to Section 4.1(b)) has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

8.2 Terms of RSUs. The Committee will determine the terms of a RSU including, without limitation: (a) the number of Shares deemed subject to the RSU; (b) the time or times at which the RSU vests; (c) the consideration to be distributed on settlement; and (d) the effect on each RSU of the Participant's Termination.

8.3 Timing of Settlement. Settlement of a RSU shall be made no later than March 15 of the year following the year of vesting; provided that to the extent permissible under law, the Committee may permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral election satisfy the requirements of Section 409A of the Code.

8.4 Dividend Equivalent Rights. A Participant shall be entitled to receive dividend equivalent rights prior to the issuance of Shares subject to the RSU to the extent and under the terms and conditions provided in the applicable Award Agreement; provided that, any such dividend equivalent rights shall be paid upon the date the RSUs with respect to which such dividend equivalent rights are payable become vested and payable (it being understood that no dividend equivalent rights will be paid with respect to Shares underlying any RSUs that do not vest). Except as explicitly provided for in this Section 8.4, dividend equivalent rights shall not be granted alone or in connection with any Award under the Plan.

8.5 Voting Rights. A Participant shall not be entitled to voting or any other rights as a stockholder with respect to a RSU, unless and until such RSU is settled in Shares.

9. Cash-Based Awards.

9.1 Performance or Service Criteria. The Committee shall establish the service or performance criteria, which may include one or more Performance Criteria, and level of achievement versus these criteria, if applicable, that shall determine the amount(s) payable under a Cash-Based Award.

9.2 Timing and Form of Payment. The Committee shall determine the timing of payment of any Cash-Based Award. Payment of the amount due under a Cash- Based Award may be made in cash or in Shares, or a combination thereof, as determined by the Committee. The Committee may provide for or, subject to such terms and conditions as the Committee may specify, may permit a Participant to elect, the payment of any Cash- Based Award to be deferred to a specified date or event. Any deferral election shall comply with the provisions of Section 409A of the Code to the extent applicable.

10. Performance-Based Compensation.

10.1 General. The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of Shares to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Performance Criteria or other standards of the performance of the Company and its Subsidiaries or any portion thereof and/or personal performance factors. Notwithstanding satisfaction of any performance goals, the number of Shares issued under or the amount paid under an Award may be adjusted by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine, except as may be otherwise provided in a Participant's Award Agreement. Without the express authorization of the Committee, the exercise of discretion described in the preceding sentence may not be exercised with respect to any Award to be settled in Shares if the exercise of such discretion would result in the "modification" of such Award (or any other Award to be settled in Shares) or cause such Award (or any other Award to be settled in Shares) to be accounted for as a liability under applicable accounting standards if such Award was accounted for as equity at the time of grant.

10.2 Performance Criteria.

(a) For purposes of this Plan, the term "Performance Criteria" shall mean any one or more of the following performance criteria, or growth or other changes in the amount, rate or value of one or more performance criteria, either individually, alternatively or in any combination, applied to the Company as a whole or to one or more business units or Subsidiaries, either individually, alternatively or in any combination, and measured over a performance period to be established by the Committee, on an absolute basis or relative to a pre-established target, to previous results or to a designated comparison group, either based upon Generally Accepted Accounting Principles ("GAAP") or non-GAAP financial results, in each case as specified by the Committee: (i) cash flow (before or after dividends), (ii) earnings per share (including earnings before interest, taxes, depreciation and/or amortization), (iii) stock price, (iv) return on equity, (v) total stockholder return, (vi) return on capital (including return on total capital or return on invested capital), (vii) return on assets or net assets, (viii) market capitalization, (ix) economic value added, (x) debt leverage (debt to capital), (xi) revenue or net revenue, (xii) income or net income, (xiii) operating income, (xiv) operating profit or net operating profit, (xv) operating margin or profit margin, (xvi) return on operating revenue, (xvii) cash from operations, (xviii) operating ratio, (xix) operating revenue, (xx) contract value, (xxi) client renewal rate, (xxii) operating cash flow return on income, (xxiii) adjusted operating cash flow return on income, (xxiv) employee productivity and satisfaction metrics, (xxv) market share, (xxvi) strategic positioning, (xxvii) new product releases, or (xxviii) such other criteria as selected by the Committee in its sole discretion. Performance Criteria may differ for Awards granted to any one Participant or to different Participants.

(b) The Committee may appropriately adjust any evaluation of performance under a Performance Criteria.

11. Payment for Share Purchases.

11.1 <u>Payment</u>. Payment for Shares purchased pursuant to the Plan may be made by any of the following methods (or any combination of such methods) that are described in the applicable Award Agreement and that are permitted by law:

(a) in cash (by check);

(b) in the case of exercise by the Participant, Participant's guardian or legal representative or the authorized legal representative of Participant's heirs or legatees after Participant's death, by cancellation of indebtedness of the Company to the Participant;

(c) by surrender of shares of the Company's Common Stock (including by withholding Shares otherwise issuable pursuant to the applicable Award);

(d) in the case of exercise by the Participant, Participant's guardian or legal representative or the authorized legal representative of Participant's heirs or legatees after Participant's death, by waiver of compensation due or accrued to Participant for services rendered;

(e) by tender of property;

(f) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's stock exists, through a "same day sale" commitment from the Participant or Authorized Transferee and a FINRA Dealer meeting the requirements of the Company's "same day sale" procedures and in accordance with law; or

(g) any other benefit to the Company determined by the Committee within the meaning of Section 152 of the General Corporation Law of the State of Delaware.

11.2 <u>Issuance of Shares</u>. Upon payment of the applicable Exercise Price or purchase price (or a commitment for payment from the FINRA Dealer designated by the Participant or Authorized Transferee in the case of an exercise by means of a "same-day sale"), and compliance with other conditions and procedures established by the Company for the purchase of shares, the Company shall issue the Shares registered in the name of Participant or Authorized Transferee (or in the name of the FINRA Dealer designated by the Participant or Authorized Transferee in the case of an exercise by means of a "same-day sale") and shall deliver certificates representing the Shares (in physical or electronic form, as appropriate). The Shares may be subject to legends or other restrictions as provided by the Committee in the Award Agreement or permitted under applicable law.

12. Withholding Taxes.

12.1 <u>Withholding Generally</u>. Whenever Shares are to be issued in satisfaction of Awards granted under the Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state, local or foreign withholding tax requirements prior to the delivery of any Shares. If a payment in satisfaction of an Award is to be made in cash, the payment will be net of an amount sufficient to satisfy federal, state, local and foreign withholding tax requirements. In other circumstances triggering a withholding tax liability for the Company or any Subsidiary, the Participant shall be required to make adequate arrangements to satisfy such tax withholding obligation, whether out of the value of the Award or otherwise. The Company may provide for further details regarding a Participant's satisfaction of any such withholding tax liability in the Award Agreements, which need not be the same for all Participants or for all Awards of a particular type.

12.2 <u>Stock Withholding</u>. When, under applicable tax laws, a Participant incurs tax liability in connection with the grant, issuance, modification, exercise, lapse of restrictions or vesting of any Award or other circumstances relating to any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may, in its sole discretion, allow the Participant to satisfy the withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of whole Shares having a Fair Market Value equal to the minimum amount required to be withheld (or, if and when the Company adopts any applicable accounting standard allowing for greater Share withholding, up to such withholding rate that will not cause an adverse accounting consequence or cost), determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in accordance with the requirements established by the Committee and be in writing (including an electronic writing) in a form acceptable to the Committee.

13. Privileges of Stock Ownership.
No Participant or Authorized Transferee will have any rights as a stockholder of the Company with respect to any Shares until the Shares are issued to the Participant or Authorized Transferee. After Shares are issued to the Participant or Authorized Transferee, the Participant or Authorized Transferee will be a stockholder and have all the rights of a stockholder with respect to the Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, however, that if the Shares are subject to any vesting requirements or similar restrictions, any new, additional or different securities or property that the Participant or Authorized Transferee may become entitled to receive with respect to the Shares by virtue

of a stock dividend, stock split or any other change in the corporate or capital structure of the Company, as described in further detail in Section 2.2, as well as any dividends or distributions or other payment made with respect to such Shares, will be subject to the same restrictions as the Shares themselves.

14. Transferability. No Award and no interest therein, shall be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and no Award may be made subject to execution, attachment or similar process; provided, however that with the consent of the Committee, a Participant may transfer an Award other than an ISO to an Authorized Transferee. Transfers by the Participant for consideration are prohibited.

15. Certificates. All certificates for Shares or other securities delivered under the Plan (whether in physical or electronic form, as appropriate) will be subject to stock transfer orders, legends and other restrictions that the Committee deems necessary or advisable, including without limitation, restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or other public securities market on which the Shares may be listed.

16. Escrow. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other transfer instruments approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company, to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates.

17. Securities Law and Other Regulatory Compliance. An Award shall not be effective unless the Award is in compliance with all applicable state, federal and foreign securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or other public securities market on which the Shares may then be listed, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in the Plan, the Company shall have no obligation to issue or deliver certificates for Shares under the Plan prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and/or (b) completion of any registration or other qualification of such shares under any state, federal or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company shall be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state, federal or foreign securities laws, stock exchange or automated quotation system, and the Company shall have no liability for any inability or failure to do so.

18. No Obligation to Employ. Nothing in the Plan or any Award granted under the Plan shall confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Subsidiary or limit in any way the right of the Company or any Subsidiary to terminate Participant's employment or other relationship at any time, with or without cause.

19. Repricing Prohibited; Exchange and Buyout Of Awards. Except as otherwise provided in Section 2.2, the Exercise Price of an outstanding Option or SAR may not be reduced without stockholder approval, and at any time when the Exercise Price of an outstanding Option or SAR is above the Fair Market Value per Share, the terms of such outstanding Option or SAR may not, directly or indirectly, be amended without stockholder approval, to provide for the cancellation and re-grant or the exchange of such outstanding Option or SAR for either cash or a new Award with a lower (or no) exercise price; provided, however, that in the event of a Corporate Transaction, any Option or SAR with an exercise price that equals or exceeds the value of the consideration to be paid to the holders of Common Stock (on a per share basis) may be cancelled without any consideration.

20. Corporate Transactions.

20.1 Assumption or Replacement of Awards by Successor.   In the event of a Corporate Transaction, any or all outstanding Awards may be assumed or continued or replaced by the successor, which assumption or replacement shall be binding on all Participants. In the alternative, the successor may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor may also issue, in place of outstanding Shares held by the Participant, substantially similar shares, other securities or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor, if any, refuses to assume, continue, replace or substitute the Awards, as provided above, pursuant to a Corporate Transaction or if there is no successor due to a dissolution or liquidation of the Company, such Awards shall immediately vest as to 100% of the Shares subject thereto (unless otherwise provided in the applicable Award Agreement) at such time and on such conditions as the Board shall determine and the Awards shall expire at the closing of the transaction or at the time of dissolution or liquidation. If a successor decides to assume, continue, replace or substitute all then outstanding Awards, such successor shall not be required to treat all then outstanding Awards in the same fashion.

20.2 Other Treatment of Awards.   Subject to any greater rights granted to Participants under Section 20.1, in the event of a Corporate Transaction, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation, acquisition, dissolution, liquidation or sale of assets.

20.3 Assumption of Awards by the Company.   The Company, from time to time, also may use the Plan to substitute, replace or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting an Award under the Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under the Plan if the terms of such assumed award could be applied to an Award granted under the Plan. In the event the Company assumes an award granted by another company, the terms and conditions of such award shall remain unchanged in all material respects (except that in the case of an option or stock appreciation right, the exercise price and the number and nature of Shares issuable upon exercise of such option or stock appreciation right will be adjusted appropriately in a manner not inconsistent with Section 424(a) of the Code), unless determined otherwise by the Committee. In the event the Company elects to grant a new Option or SAR rather than assuming an existing option, such new Option or SAR may be granted with a similarly adjusted Exercise Price.

21. Term of Plan. The Plan will terminate on January 18, 2034, unless extended beyond such date by stockholder approval; provided, however, that ISOs may not be granted under the Plan after the tenth (10th) anniversary of the date of the Committee's adoption of the Plan on October 25, 2023.

22. Amendment or Termination of Plan. The Board may at any time terminate or amend the Plan in any respect, including without limitation, amendment of any Award Agreement or instrument to be executed pursuant to the Plan. Notwithstanding the foregoing, neither the Board nor the Committee shall, without the approval of the stockholders of the Company, amend the Plan in any manner, including reducing the exercise price of an Option or SAR, that requires such stockholder approval pursuant to (a) the Code or the regulations promulgated thereunder, (b) the Exchange Act or any rule promulgated thereunder or (c) the listing requirements of the national securities market on which the Shares are listed. In addition, no amendment that would materially impair the rights of a Participant under an outstanding Award may be made without the consent of the Participant, except as expressly authorized under the Plan. Unless otherwise provided, an Award shall be governed by the version of the Plan in effect at the time such Award was granted.

23. Nonexclusivity of the Plan; Unfunded Plan. None of the adoption of the Plan by the Board, the submission of the Plan to the stockholders of the Company for approval, or any provision of the Plan shall be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and bonuses otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases. The Plan shall be unfunded and no Participant shall have any claim on any particular assets or securities of the Company or any Subsidiary. Neither the Company nor the Board shall be required to segregate any assets that may at any time be represented by Awards made pursuant to the Plan. Neither the Company, the Committee, nor the Board shall be deemed to be a trustee of any amounts to be paid under the Plan.

24. No Liability of Company. Neither the Company nor any parent or Subsidiary that is in existence or hereafter comes into existence shall be liable to a Participant or any other person as to: (i) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise, settlement or change to the terms of any Award granted hereunder.

25. Governing Law. This Plan and any Award Agreement or other agreements or documents hereunder shall be governed by the laws of the State of Delaware, without regard to choice of law principles of Delaware or other jurisdictions. Any action, suit, or proceeding relating to the Plan or any Award Agreement will be brought in the state or federal courts of competent jurisdiction in Santa Clara County in the State of California.

26. Recoupment of Awards. If the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, then the Committee may, in its sole discretion (considering any factors the Committee deems appropriate), require a Participant to repay or forfeit to the Company that portion of time- and/or performance-based Awards that were granted, earned or vested during the Company's three completed fiscal years immediately preceding the date the Company is required to prepare the accounting restatement, that the Committee determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results. In the case of time-based Awards, a recoupment may occur, in the Committee's sole discretion, if the Committee concludes that the grant, earning and/or vesting of the Awards would not have been made, or would have been lower had they been based on the restated results, and it is possible to clearly compute the amount of such lesser award. The amount to be recouped shall be determined by the Committee in its sole and absolute discretion, and the form of such recoupment may be made, in the Committee's sole and absolute discretion, through the forfeiture or cancellation of vested or unvested Awards, cash repayment or both. Any decision by the Committee that no recoupment shall occur because of difficulties of computation or otherwise shall not be reviewable

In addition, any other policy of the Company relating to the recoupment of compensation, in effect at the time an Award is granted under this Plan, shall be incorporated by reference into this Plan as if expressly set forth herein and apply to such Award. For avoidance of doubt, nothing in this Section 26 shall abridge, limit or otherwise affect the terms and conditions of Section 27 immediately below.

27. Agreement to Repayments of Incentive Compensation When Repayments are Required Under Federal Law or Exchange Listing Standard. This provision applies to any policy adopted by the Company to comply with NASDAQ Global Market (or any other exchange on which the securities of the Company are listed) listing standards adopted pursuant to Section 10D of the Securities Exchange Act of 1934. To the extent any such policy requires the repayment of incentive-based compensation received by a Participant, whether paid pursuant to an Award granted under this Plan or any other plan of incentive-based compensation maintained in the past or adopted in the future by the Company, by accepting an Award under this Plan, the Participant agrees to the repayment of such amounts to the extent required by such policy and applicable law. For the avoidance of doubt, such policy shall govern the minimum amounts that shall be recouped by the Committee with respect to Awards to which the policy applies, and the Committee may recoup additional amounts pursuant to Section 26 above.

28. Adoption. This Amendment and Restatement of the Plan as set forth herein was approved by the Compensation and Organizational Development Committee on October 25, 2023.

29. Section 409A. Awards granted under the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. Although the Company does not guarantee any particular tax treatment, to the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including regulations and any other guidance issued by the Secretary of the United States Treasury and the Internal Revenue Service with respect thereto. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. Should any payments made in accordance with the Plan be determined to be payments from a nonqualified deferred compensation plan, as defined by Section 409A of the Code and are payable in connection with a Participant's Separation from Service, that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six (6) months after the Participant's date of Separation from Service, will be paid in a lump sum on the earlier of the date that is six (6) months after the Participant's date of Separation from Service or the date of the Participant's death. For purposes of the Plan, a "Separation from Service" means an anticipated permanent reduction in a Participant's level of bona fide services to twenty percent (20%) or less of the average level of bona fide services performed by a Participant over the immediately preceding thirty-six (36) month period. For purposes of Section 409A of the Code, the payments to be made to a Participant in accordance with this Plan shall be treated as a right to a series of separate payments.

30. Definitions. As used in the Plan, the following terms shall have the following meanings:

(a) "Authorized Transferee" means the permissible recipient, as authorized by the Plan and the Committee, of an Award that is transferred during the Participant's lifetime by the Participant by gift or domestic relations order. For purposes of this definition, a "permissible recipient" is: (i) a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Participant, including any such person with such relationship to the Participant by adoption; (ii) any person (other than a tenant or employee) sharing the Participant's household; (iii) a trust in which the persons in (i) or (ii) have more than fifty percent of the beneficial interest; (iv) a foundation in which the persons in (i) or (ii) or the Participant control the management of assets; or (v) any other entity in which the person in (i) or (ii) or the Participant own more than fifty percent of the voting interests.

(b) "Award" means any award under the Plan, including any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit or Cash-Based Award.

(c) "Award Agreement" means, with respect to each Award, the written agreement delivered by the Company to the Participant (which agreement may be in electronic form) setting forth the terms and conditions of the Award (including but not limited to a Stock Option Agreement).

(d) "Board" means the Board of Directors of the Company.

(e) "Cash-Based Award" means a cash-based opportunity awarded under Section 9 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of enumerated performance and/or service criteria.

(f) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(g) "Committee" means the Compensation and Organizational Development Committee of the Board, or such other committee appointed by the Board to administer the Plan, or if no committee is appointed, the Board; provided, however, that (i) for purposes of granting any Award intended to be exempt from the application of Section 16(b) of the Exchange Act through complying with the requirements of Rule 16b-3 of the Exchange Act, "Committee" may mean a subcommittee of the Compensation and Organizational Development Committee of the Board comprised solely of two or more "non-employee directors" within the meaning of Section 16 and Rule 16b-3 of the Exchange Act; and (ii) for any purposes required under the NASDAQ Marketplace Rules, "Committee" may mean a subcommittee of the Compensation and Organizational Development Committee of the Board that satisfies Rule 5605(d) under the NASDAQ Marketplace Rules.

(h) "Company" means Intuit Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

(i) "Corporate Transaction" means (a) consummation of a merger, consolidation, reorganization or similar transaction either (i) as a result of which the stockholders of the Company immediately prior to such transaction own directly or indirectly following such transaction less than 50% of the combined voting power of the outstanding voting securities of the controlling entity resulting from such transaction or (ii) after which such ownership as among those persons who were stockholders of the Company immediately prior to such transaction is not in substantially the same proportions both immediately before and immediately after such transaction; (b) a dissolution or liquidation of the Company; (c) the sale, exchange, lease or other transfer of all or substantially all of the assets of the Company; or (d) consummation of any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code whereafter control of the Company is held by a person or group of related persons who did not control the Company immediately prior to the occurrence of such transaction.

(j) "Credit Karma Plan" means the Credit Karma, Inc. 2015 Equity Incentive Plan, as amended from time to time.

(k) "Disability" means (i) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of Intuit; provided, however, that for purposes of determining the post- termination exercise period of ISOs, "Disability" shall have the meaning set forth under Section 22(e)(3) of the Code.

(l) "Effective Date" means October 25, 2023, except for the amendments to Sections 2.1 and 21, which became effective on January 18, 2024, the date on which the Company's stockholders approved the Plan, as amended to date.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(n) "Exercise Price" means the price at which a Participant who holds an Option or SAR may purchase the Shares issuable upon exercise of the Option or SAR.

(o) "Fair Market Value" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(i) if such Common Stock is then quoted on the NASDAQ Global Market, its closing price on the NASDAQ Global Market on such date or if such date is not a trading date, the closing price on the NASDAQ Global Market on the last trading date that precedes such date;

(ii) if such Common Stock is publicly traded and is then listed on a national securities exchange, the last reported sale price on such date or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on the principal national securities exchange on which the Common Stock is listed or admitted to trading;

(iii) if such Common Stock is publicly traded but is not quoted on the NASDAQ Global Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on such date, as reported by The Wall Street Journal, for the over-the-counter market; or

(iv) if none of the foregoing is applicable, by the Board of Directors in good faith.

(p) "FINRA Dealer" means a broker-dealer that is a member of the Financial Industry Regulatory Authority.

(q) "Insider" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

(r) "ISO" means an Option that satisfies the requirements for an "incentive stock option" within the meaning of Section 422 of the Code and does not provide that it will not be treated as an "incentive stock option".

(s) "NQSO" means an Option that is not an "incentive stock option" within the meaning of Section 422 of the Code.

(t) "Non-Employee Director" means a member of the Company's Board of Directors who is not a current employee of the Company or any Subsidiary.

(u) "Option" means an Award pursuant to Section 5 of the Plan.

(v) "Participant" means a person who receives an Award under the Plan.

(w) "Plan" means this Intuit Inc. Amended and Restated 2005 Equity Incentive Plan, as amended from time to time.

(x) "Prospectus" means the prospectus relating to the Plan, as amended from time to time, that is prepared by the Company and delivered or made available to Participants pursuant to the requirements of the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

(y) "Restricted Stock Award" means an award of Shares pursuant to Section 7 of the Plan.

(z) "Restricted Stock Unit" means an Award granted pursuant to Section 8 of the Plan.

(aa) "SEC" means the Securities and Exchange Commission.

(bb) "Shares" means shares of the Company's Common Stock $0.01 par value per share, and any successor security.

(cc) "Stock Appreciation Right" means an Award granted pursuant to Section 6 of the Plan.

(dd) "Stock Option Agreement" means the agreement which evidences an Option.

(ee) "Subsidiary" means any entity (other than the Company) in an unbroken chain of entities beginning with the Company if, at the time of granting of the Award, each of the entities other than the last entity in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of voting securities in one of the other entities in such chain.

(ff) "Ten Percent Stockholder" means any person who directly or by attribution owns more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary.

(gg) "Termination" or "Terminated" means, for purposes of the Plan with respect to a Participant, that the Participant has ceased to provide services as an employee, director, consultant, independent contractor or adviser, to the Company or a parent or Subsidiary; provided that a Participant shall not be deemed to be Terminated if the Participant is on a leave of absence approved by the Committee or by an officer of the Company designated by the Committee; and provided further, that during any approved leave of absence, vesting of Awards shall be suspended or continue in accordance with guidelines established from time to time by the Committee. Subject to the foregoing, the Committee shall have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "Termination Date").

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2023

OR

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-21180

INTUIT

turbotax   credit karma   quickbooks   mailchimp

INTUIT INC.

(*Exact name of registrant as specified in its charter*)

Delaware	**77-0034661**
(*State or other jurisdiction of incorporation or organization*)	(*IRS Employer Identification No.*)

2700 Coast Avenue, Mountain View, CA 94043

(*Address of principal executive offices, including zip code*)

(650) 944-6000

(*Registrant's telephone number, including area code*)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	INTU	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Intuit Inc. outstanding common stock held by non-affiliates of Intuit as of January 31, 2023, the last business day of our most recently completed second fiscal quarter, based on the closing price of $422.67 reported by the Nasdaq Global Select Market on that date, was $115.5 billion.

There were 280,259,493 shares of Intuit voting common stock outstanding as of August 25, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its Annual Meeting of Stockholders to be held on January 18, 2024 are incorporated by reference in Part III of this Annual Report on Form 10-K.

INTUIT INC.
FISCAL 2023 FORM 10-K
INDEX

Intuit, QuickBooks, TurboTax, Credit Karma, and Mailchimp, among others, are registered trademarks and/or registered service marks of Intuit Inc., or one of its subsidiaries, in the United States and other countries. Other parties' marks are the property of their respective owners.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Please also see the section entitled "*Risk Factors*" in Item 1A of Part I of this Annual Report for important information to consider when evaluating these statements. All statements in this report, other than statements that are purely historical, are forward-looking statements. Words such as "expect," "anticipate," "intend," "plan," "believe," "forecast," "estimate," "seek," and similar expressions also identify forward-looking statements. In this report, forward-looking statements include, without limitation, the following:

- our expectations and beliefs regarding future conduct and growth of the business;

- statements regarding the impact of macroeconomic conditions on our business;

- our beliefs and expectations regarding seasonality, competition, and other trends that affect our business;

- our expectation that we will continue to invest significant resources in our product development, marketing and sales capabilities;

- our expectation that we will continue to invest significant management attention and resources in our information technology infrastructure and in our privacy and security capabilities;

- our expectation that we will work with the broader industry and government to protect our customers from fraud;

- our expectation that we will generate significant cash from operations;

- our expectation that total service and other revenue as a percentage of our total revenue will continue to grow;

- our expectations regarding the development of future products, services, business models and technology platforms and our research and development efforts;

- our assumptions underlying our critical accounting policies and estimates, including our judgments and estimates regarding revenue recognition; the fair value of goodwill; and expected future amortization of acquired intangible assets;

- our intention not to sell our investments and our belief that it is more likely than not that we will not be required to sell them before recovery at par;

- our belief that the investments we hold are not other-than-temporarily impaired;

- our belief that we take prudent measures to mitigate investment-related risks;

- our belief that our exposure to currency exchange fluctuation risk will not be significant in the future;

- our assessments and estimates that determine our effective tax rate;

- our belief that our income tax valuation allowance is sufficient;

- our belief that it is not reasonably possible that there will be a significant increase or decrease in our unrecognized tax benefits over the next 12 months;

- our belief that our cash and cash equivalents, investments and cash generated from operations will be sufficient to meet our seasonal working capital needs, capital expenditure requirements, contractual obligations, commitments, debt service requirements, and other liquidity requirements associated with our operations for at least the next 12 months;

- our expectation that we will return excess cash generated by operations to our stockholders through repurchases of our common stock and the payment of cash dividends, after taking into account our operating and strategic cash needs;

- our judgments and assumptions relating to our loan portfolio;

- our belief that the credit facilities will be available to us should we choose to borrow under them;

- our expectations regarding acquisitions and their impact on business and strategic priorities; and

- our assessments and beliefs regarding the future developments and outcomes of pending legal proceedings and inquiries by regulatory authorities, the liability, if any, that Intuit may incur as a result of those proceedings and inquiries, and the impact of any potential losses or expenses associated with such proceedings or inquiries on our financial statements.

We caution investors that forward-looking statements are only predictions based on our current expectations about future events and are not guarantees of future performance. We encourage you to read carefully all information provided in this report and in our other filings with the Securities and Exchange Commission before deciding to invest in our stock or to maintain or change your investment. These forward-looking statements are based on information as of the filing date of this Annual Report and, except as required by law, we undertake no obligation to revise or update any forward-looking statement for any reason.

PART I

ITEM 1 - BUSINESS

BACKGROUND

Overview and Mission

Intuit helps consumers and small businesses prosper by delivering financial management, compliance, and marketing products and services. We also provide specialized tax products to accounting professionals, who are key partners that help us serve small business customers.

Our mission is to power prosperity around the world. Across our platform, we use the power of technology to deliver three core benefits to our customers: helping put more money in their pockets, saving them time by eliminating work so they can focus on what matters to them, and ensuring that they have complete confidence in every financial decision they make.

All of our customers have a common set of needs. Our global financial technology platform, which includes TurboTax, Credit Karma, QuickBooks, and Mailchimp, is designed to help consumers and small businesses manage their finances, get and retain customers, save money, pay off debt, and do their taxes with ease and confidence so they receive the maximum refund they deserve. For those customers who have made the bold decision to become entrepreneurs and go into business for themselves, we are focused on helping them find and keep customers, get paid faster, pay their employees, manage and get access to capital, and ensure their books are done right. We serve 100 million customers and generated revenue of $14.4 billion in our fiscal year ended July 31, 2023.

The continuing evolution of artificial intelligence (AI) is fundamentally reshaping our world — and Intuit is taking advantage of this technological revolution to find new ways to improve the customer experience and deliver on our mission. Intuit is uniquely positioned for the next wave of transformation with generative AI given our rich data platform and established AI foundation.

Intuit Inc. was incorporated in California in March 1984. We reincorporated in Delaware and completed our initial public offering in March 1993. Our principal executive offices are located at 2700 Coast Avenue, Mountain View, California, 94043, and our main telephone number is 650-944-6000. When we refer to "we," "our" or "Intuit" in this Annual Report on Form 10-K, we mean the current Delaware corporation (Intuit Inc.) and its California predecessor, as well as all of our consolidated subsidiaries.

Our Business Portfolio

We organize our businesses into four reportable segments:

Small Business & Self-Employed: This segment serves small businesses and the self-employed around the world, and the accounting professionals who assist and advise them. Our QuickBooks offerings include financial and business management online services and desktop software, payroll solutions, time tracking, merchant payment processing and bill pay solutions, and checking accounts through an FDIC member bank partner and financing for small businesses. Our Mailchimp offerings include marketing automation and customer relationship management.

Consumer: This segment serves consumers and includes do-it-yourself and assisted TurboTax income tax preparation products and services sold in the U.S. and Canada.

Credit Karma: This segment serves consumers with a personal finance platform that provides personalized recommendations of credit card, home, auto, and personal loan, and insurance products; online savings and checking accounts through an FDIC member bank partner; and access to their credit scores and reports, credit and identity monitoring, credit report dispute, credit building tools, and tools to help understand net worth and make financial progress. Our Mint offering is a personal finance offering which helps customers track their finances and daily financial behaviors.

ProTax: This segment serves professional accountants in the U.S. and Canada, who are essential to both small business success and tax preparation and filing. Our professional tax offerings include Lacerte, ProSeries, and ProConnect Tax Online in the U.S., and ProFile and ProTax Online in Canada.

Our Business and Growth Strategy

At Intuit, our strategy starts with customer obsession. We listen to and observe our customers, understand their challenges, and then use advanced technology, including AI, to develop innovative solutions to help consumers and small businesses prosper. Five years ago, we declared our strategy to become a global AI-driven expert platform and five strategic priorities, or "big bets," as the primary areas of focus to drive durable growth. We are investing heavily in our data and AI capabilities to deliver accelerated innovation where we and others can solve our customers' most important problems. We are accelerating the development of the platform by applying AI in three key areas:

- An Open Platform: None of us can do it alone, including Intuit. The best way to deliver for customers is by creating an open, collaborative platform. It's the power of partnerships that accelerates the world's success. Our open technology platform allows partners to integrate with our offerings so, together, we can deliver value and benefits that matter the most to our customers.

- Application of AI: We believe AI is essential to how we help our customers work smarter because we can automate, predict, and personalize their experiences. Intuit has built AI capabilities into our products and services for nearly a decade, including machine learning, knowledge engineering, natural language processing and understanding, and, more recently, fine-tuned financial large language models. Our investment in AI, and generative AI in particular, provides a foundation for us to innovate at scale and with speed to build new customer experiences.

- Incorporating Experts: One of the biggest problems our customers face is lack of confidence. Even with current advances in technology that deliver personalized tools and insights, many customers want to connect with a real person to help give them the confidence they are making the right decision. By bringing experts onto our platform, we can solve this massive problem for customers. The power of our virtual expert platform allows us to scale the intelligence of our products, elevating experts to advisors, and delivering big benefits for customers.

As we continue to build our AI-driven expert platform, we prioritize resources on our five big bets across the company. These priorities focus on solving the problems that matter most to customers and include:

- **Revolutionizing speed to benefit**: When customers use our products and services, we use the power of data-driven customer insights to deliver value instantly and aim to make interactions with our offerings frictionless, without the need for customers to manually enter data. We are accelerating the application of AI to deliver breakthrough innovations to customers. We are also investing in other emerging technologies, such as decentralized technologies, with a goal to revolutionize the customer experience and help customers put more money in their pockets faster. This priority is foundational across our business, and execution against it positions us to succeed with our other four strategic priorities.

- **Connecting people to experts**: The largest problem our customers face is lack of confidence to file their own taxes or to manage their books. To build their confidence, we connect our customers to experts. We offer customers access to experts to help them make important decisions – and experts, such as accountants, gain access to new customers so they can grow their businesses. We are also expanding how we think about virtual experiences by broadening the segments we serve beyond tax and accounting, to play a more meaningful role in our customers' financial lives.

- **Unlocking smart money decisions**: Crippling high-cost debt and lack of savings are at unprecedented levels across the U.S. To address these challenges, we are creating a comprehensive, self-driving financial platform with Credit Karma that propels our members forward wherever they are on their financial journey, so they can understand their financial picture, make smart financial decisions, and stick to their financial plan in the near term and long term.

- **Be the center of small business growth**: We are focused on helping customers grow their businesses by offering a broad, seamless set of tools that are designed to help them get and retain customers, get paid faster, manage and get access to capital, pay employees with confidence, and use third-party apps to help run their businesses. At the same time, we want to position ourselves to better serve product-based businesses to benefit customers who sell products through multiple channels.

- **Disrupt the small business mid-market**: We aim to disrupt the mid-market with a tailor-made ecosystem of offerings. QuickBooks Online Advanced, as well as our workforce solutions, payments, and bill pay offerings, are designed to address the needs of small business customers with 10 to 100 employees. Additionally, Mailchimp's marketing platform enables mid-market businesses to digitally promote their business across email, social media, landing pages, ads, websites, and more, all from one place. These offerings enable us to increase retention of these larger customers and attract new mid-market customers who are over-served by available offerings.

As the external environment evolves, we continue to innovate and adapt our strategy and anticipate our customers' needs. For 40 years, we have been dedicated to developing innovative solutions that are designed to solve our customers' most important financial problems, are easy to use, and are available where and when customers need them. As a result, our customers actively recommend our products and solutions to others, which is one important way that we measure the success of our strategy.

PRODUCTS AND SERVICES

During fiscal 2023, we offered our products and services in the four segments described in *"Our Business Portfolio"* above. The following table shows the percentage of total revenue contributed by each of these segments over the last three fiscal years.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Small Business & Self-Employed	56 %	51 %	49 %
Consumer	29 %	31 %	37 %
Credit Karma [1]	11 %	14 %	9 %
ProTax	4 %	4 %	5 %

[1] Credit Karma revenue from December 3, 2020

Total international net revenue was approximately 8%, 8%, and 5% of consolidated total net revenue for the twelve months ended July 31, 2023, 2022, and 2021, respectively.

For financial information about our reportable segments, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in Item 7 and Note 15 to the consolidated financial statements in Item 8 of this Annual Report.

Small Business & Self-Employed

Our Small Business & Self-Employed segment serves small businesses and the self-employed around the world, and the accounting professionals who assist and advise them. Our goal is for QuickBooks to be the source of truth for each small business customer who uses our AI-driven expert platform. We work to make this a reality through our three-pillared growth strategy: Grow the Core by transforming financial management software; Connect the Ecosystem, by meeting a wider range of customer needs with a single integrated platform; and Expand Globally, by serving small businesses around the world. With this strategy, we enable a powerful ecosystem, personalized using artificial intelligence, that scales across our customers' most pressing needs.

Small business owners are constantly faced with challenges and barriers in their journey to success. Universally, small businesses at every stage of growth struggle to get customers, get paid, get capital, pay workers, get access to advice, and stay compliant and organized. Our innovative, end-to-end customer growth platform provides actionable, AI-driven insights our customers need to grow and run their businesses with confidence.

Get Customers

Mailchimp. Mailchimp is an all-in-one marketing platform for growing businesses. Mailchimp's marketing platform enables small and mid-market businesses to digitally promote their businesses across email, social media, landing pages, ads, websites, and more, all from one place.

Get Paid

Payment Processing Solutions. Our full range of merchant services for small businesses includes credit card, debit card, Apple Pay, and ACH payment services for in-person and card-not-present payments. We offer instant deposit options for eligible customers. QuickBooks Payments is deeply integrated into QuickBooks through seamless onboarding and automated transaction reconciliation and is the default payment solution for QuickBooks invoicing.

QuickBooks Checking. The QuickBooks Checking business bank account comes with a physical and virtual debit card for more spending power, fast payments with no-fee Instant Deposit, and powerful cash flow management with envelopes for partitioning funds for future expenses, all with no fees.

Bill Pay. Our QuickBooks Online and QuickBooks Online Advanced offerings allow small businesses to organize bills and make payments online. Small businesses can connect with vendors and automatically import bills through our network, resulting in easier and faster payments.

Get Capital

Capital. We offer financing options for small businesses to help them get the capital they need to succeed. The financing process provides small businesses the ability to use their QuickBooks data to qualify to borrow capital, whether directly from Intuit or from a third-party partner.

Get Paid Upfront. Get Paid Upfront provides access to capital through qualifying QuickBooks invoices, allowing small businesses to take control of their cash flow and put earned money to work faster. Invoice proceeds are funded in advance, while the small business' customer sees nothing different and pays their invoice as they usually would.

Pay Workers

Workforce Solutions. Our payroll solutions, available as online or desktop solutions, are sold on a subscription basis and integrate with our QuickBooks Online and Desktop offerings or may be purchased standalone. Our QuickBooks Online payroll offerings include automated tax payments and filings, as well as access to human resources solutions and employee benefits offerings like health insurance and 401(k) plans. We also offer QuickBooks Time which seamlessly integrates with QuickBooks Payroll and third-party payroll products to help businesses easily and accurately track time across a mobile workforce, including tools for project planning, job costing, and tracking per-client billable hours.

Access Advice

QuickBooks Live. Small businesses can get support through two QuickBooks Live bookkeeping services: Full-Service Bookkeeping and Assisted Bookkeeping Service. With Full-Service Bookkeeping, small businesses get one-on-one support from our team of expert bookkeepers to manage and maintain books with guaranteed accuracy. With Assisted Bookkeeping Service, small businesses have on-demand access to expert bookkeepers who can provide guidance and support on managing their books and making smart business decisions. With an average of 10 years of experience working with small businesses across a wide array of industries, our bookkeepers are certified QuickBooks ProAdvisors, and many are Certified Public Accountants.

QuickBooks ProAdvisor. Accounting professionals can assist with bookkeeping, taxes, payroll, and more. Our free Find a ProAdvisor service helps customers find a QuickBooks Certified accountant or bookkeeper who knows their niche, speaks their language, or is close by—whatever works best. To enable our network of hundreds of thousands of accountants, we offer memberships to the QuickBooks ProAdvisor program, which provides accountants access to QuickBooks Online Accountant, technical support, training, product certification, marketing tools, and discounts on Intuit products and services purchased on behalf of clients.

Stay Compliant & Organized

QuickBooks Online. Designed for all kinds of small businesses, QuickBooks Online helps simplify accounting and tax compliance. Users can track income and expenses, create and send invoices and estimates, manage and pay bills, and review a variety of financial reports. QuickBooks Online also has powerful industry-specific capabilities such as features for product-based businesses. QuickBooks Online is an open platform, enabling third-party developers to create online and mobile applications that integrate with our offering.

QuickBooks Self-Employed. Designed specifically for self-employed customers like independent contractors and freelancers, QuickBooks Self-Employed helps customers stay tax-time ready, all year long. Features include categorizing business and personal transactions, identifying and classifying tax-deductible expenses, tracking mileage, calculating estimated quarterly taxes, and sending invoices. In the United States, QuickBooks Self-Employed can be combined with TurboTax to export and pay year-end taxes.

QuickBooks Online Advanced. Designed for small businesses with 10 to 100 employees that have more complex needs, QuickBooks Online Advanced has features specifically designed for high-growth, mid-market small businesses and leverages AI, automation, and data insights to deliver more ways for them to grow and scale. QuickBooks Online Advanced integrates across the QuickBooks ecosystem and with best-in-class apps, and also has powerful industry-specific features that deliver automation, deeper insights, and enhanced tracking for what matters most to a user's unique industry.

QuickBooks Desktop Software. Our QuickBooks financial management solutions are also available as desktop versions for small businesses on a subscription basis. QuickBooks Enterprise, designed for small businesses with 10 to 100 employees, is available for download and can also be provided as a hosted solution. This offering provides industry-specific reports and features for a range of industries, including Contractor, Manufacturing and Wholesale, Nonprofit, and Retail.

Financial Supplies. We offer a range of financial supplies designed for individuals and small businesses that use our QuickBooks offerings. These include standard paper checks and Secure Plus checks with CheckLock fraud protection features, a variety of stationery, tax forms, and related supplies.

Consumer

Our Consumer segment includes our TurboTax products and services that are designed to enable consumers and small businesses to prepare and file their federal and state income tax returns quickly and accurately. These offerings are available either online or as desktop versions. They are designed to be easy to use, yet sophisticated enough for complex tax returns. For customers using our online offerings and looking for additional advice or guidance along the way, we have experts standing by to offer tax review and advice all year round. We also have experts available to prepare, sign and file tax returns for customers who prefer to have their taxes prepared for them.

For the 2022 tax season, we offered a variety of commercial software products and tax filing services to meet the different needs of our customers, including those filing simple returns, those who itemize deductions, and those who own investments or rental property, and small business owners. We also offered TurboTax for small businesses, which enables customers to file their business taxes. Customers can electronically file their federal and state income tax returns through our electronic filing service. We also offered TurboTax Live for customers seeking to obtain tax advice from professionals, TurboTax Live Full Service for customers seeking to have their tax returns prepared for them, as well as audit defense and audit support services. Our online tax preparation and filing services were offered through the websites of thousands of financial institutions, electronic retailers, and other online merchants. Financial institutions can offer our online tax preparation and filing services to their customers through a link to TurboTax Online. Our TurboTax U.S. and Canada offerings consist of desktop and online offerings.

Credit Karma

Our Credit Karma segment provides consumers with a financial platform that propels them forward wherever they are on their financial journey enabling them to understand their financial picture, make smart financial decisions, and stick to their financial plan. The platform offers a number of free services to its members: access to their credit scores and reports, credit and identity monitoring, credit report dispute, tools to help understand net worth and make financial progress, and personalized recommendations of credit card, loan, and insurance products. Credit Karma Money offers members online savings and checking accounts through an FDIC member bank partner. Credit Karma Money also provides tools to help members improve their credit scores. To provide these services to its members, Credit Karma works with a variety of partners, including credit bureaus, banks, credit card issuers, insurance carriers, and other financial institutions and lending partners. Additionally, Credit Karma leverages Lightbox, a first-of-its-kind enterprise platform which allows lenders to leverage thousands of de-identified data points from Credit Karma members to help provide its members with greater certainty that they will be approved if they apply for a financial product. Our Credit Karma segment also includes our Mint offering.

ProTax

Our ProTax segment includes our professional tax offerings and serves professional accountants in the U.S. and Canada, who are essential to both small business success and tax preparation and filing. Our professional tax offerings consist of Lacerte, ProSeries, and ProConnect Tax Online in the U.S., and ProFile and ProTax Online in Canada. These offerings enable accountants to accurately and efficiently complete and electronically file a full range of consumer, small business, and commercial federal and state tax returns. Lacerte is designed for full-service, year-round accounting firms who handle more complex returns. ProSeries is designed for year-round tax practices handling moderately complex tax returns. ProConnect Tax Online is our cloud-based solution, which is designed for full-service, year-round practices who prepare all forms of consumer and small business returns and integrates with our QuickBooks Online offerings. ProFile is our Canadian desktop tax offering, which serves year-round full-service accounting firms for both consumer and business tax returns. ProTax Online is our Canadian cloud-based tax solution, which is designed for full-service, year-round practices who prepare all forms of consumer and business tax returns, and is fully integrated into QuickBooks Online Accountant to provide seamless integration of data across books and tax through our Workpapers solution. Using AI technologies, our Tax Advisor offering leverages information generated from our ProConnect Tax Online and Lacerte offerings to enable year-round tax planning services and communicate tax savings strategies to clients. We also offer a variety of tax-related services that complement the tax return preparation process including year-round document storage, collaboration services, e-signature, and bank products, and additional capabilities such as fixed asset management, desktop hosting, and third-party solutions for practice management for some of our U.S. tax offerings.

PRODUCT DEVELOPMENT

The markets for software and related services are characterized by rapid technological change, shifting customer needs, and frequent new product introductions and enhancements. Continuous investment is required to innovate and develop new products and services, as well as enhance existing offerings to be successful in these markets. Our product development efforts are more important than ever as we pursue our growth strategy.

We develop many of our products and services internally, and we have a number of United States and foreign patents and pending applications that relate to various aspects of our products and technology. We also supplement our internal development efforts by acquiring or licensing products and technology from third parties, and establishing other relationships that enable us to enhance or expand our offerings more rapidly. We expect to expand our third-party technology relationships as we continue to pursue our growth strategy.

Our online offerings have rapid development cycles, while our traditional desktop software products tend to have predictable annual development and product release cycles. In addition, developing consumer and professional tax software and services presents unique challenges because of the demanding development cycle required to accurately incorporate federal and state tax law and tax form changes within a rigid timetable. The development timing for our small business payroll and merchant payment processing services offerings varies with business needs and regulatory requirements, and the length of the development cycle depends on the scope and complexity of each project.

We continue to make substantial investments in research and development, and we expect to focus our future research and development efforts on enhancing existing products and services with financial recommendations, personalization, and ease of use enabled by AI and other advanced technologies. We continue to focus on developing new products and services, including global offerings, and significant research and development efforts for ongoing projects to update the technology platforms for several of our offerings.

SEASONALITY

Our Consumer and ProTax offerings have a significant and distinct seasonal pattern as sales and revenue from our income tax preparation products and services are typically concentrated in the period from November through April. This seasonal pattern typically results in higher net revenues during our second and third quarters ending January 31 and April 30, respectively.

In fiscal 2021, the IRS extended the tax filing deadline from April to May 17, 2021. As a result of this extension, a significant amount of our fiscal 2021 Consumer segment and ProTax segment revenues were recognized in the fourth quarter as compared to the third quarter of fiscal 2023 and 2022.

We expect the seasonality of our Consumer and ProTax businesses to continue to have a material impact on our quarterly financial results in the future.

MARKETING, SALES AND DISTRIBUTION CHANNELS

Markets

Our primary customers are consumers and small businesses. We also provide specialized tax and accounting products to professional accountants, who are key partners to help us reach small business customers. The markets in which we compete have always been characterized by rapid technological change, shifting customer needs, and frequent new product introductions and enhancements by competitors. The widespread usage of mobile devices and social media, and the evolution of AI, have accelerated the pace of change and revolutionized the way that customers learn about, evaluate, and purchase products and services.

Real-time, personalized online shopping experiences are the standard. In addition, many customers now begin shopping in one channel and ultimately purchase in another. This has created a need for integrated, multi-channel, shop-and-buy experiences. Market and industry changes quickly make existing products and services obsolete. Our success depends on our ability to respond rapidly to these changes with new business models, updated competitive strategies, new or enhanced products and services, and other changes in the way we do business.

Marketing Programs

We use a variety of marketing programs to generate direct sales, develop leads, increase general awareness of the Intuit brand and our product portfolio, and drive sales in retail. These programs include offline marketing such as TV and radio advertising; digital marketing such as display and pay-per-click advertising, search engine optimization, and social and affiliate marketing; mobile marketing through online app stores; email marketing; retail marketing; public relations; sponsorships; podcast marketing; and in-product marketing to drive awareness of related products and services. Our campaigns are designed to attract new users, retain existing users, and cross sell additional offerings.

Sales and Distribution Channels

Multi-Channel Shop-and-Buy Experiences. Our customers primarily research products and services online. Some customers buy and use our products and services entirely online. Others research online but make their purchase at a retail location. Because many customers shop across multiple channels, we continue to coordinate our online, offline, and retail presence and promotions to support an integrated, multi-channel shop-and-buy model. We also focus on cross-selling complementary Intuit and third-party offerings online and in-product.

Direct Sales Channel. We offer many of our products and services directly through our websites, apps, and call centers. Direct online sales are an effective channel for customers who can make purchase decisions based on content provided on our websites, via other online content or word-of-mouth recommendations. For many of our products, assisted sales continues to be an effective channel for serving customers who want live help to select the products and services that are right for their needs. We also have a direct sales force that calls on U.S. and international accounting firms and seeks to increase their awareness, usage, and recommendation of our small business and professional tax solutions. For mid-market businesses, we have implemented and expanded on our omnichannel go-to-market strategy by diversifying and growing our technology partner channel and industry-focused direct sales teams.

Mobile Application Stores. We distribute many of our offerings for mobile devices through proprietary online stores that provide applications for specific devices.

Partner and Other Channels. We offer many of our products and services through partners including value-added resellers, system integrators (including accountants and marketing professionals), and managed service providers who help us reach new customers at the point of need and drive growth and market share by extending our online reach. These partners combine our products and services with marketing, sales, and technical expertise to deliver a complete solution at the local level. We also sell our QuickBooks Online and TurboTax Desktop offerings at retail locations across the United States and Canada and on retailer websites. Additionally, we sell our QuickBooks Enterprise software on retailer websites. In Canada, we also rely on distributors who sell products into the retail channel.

COMPETITION

We face intense competition in all of our businesses in all aspects across all markets for our products and services, which are rapidly evolving, fragmented, and have complex interdependencies with many businesses. Competitive pressures in many of the markets we serve have grown markedly over the past few years and we expect this trend to continue. Our competitors may introduce superior products and services, successfully use and deploy new technologies such as AI that may reduce customer demand for our products or services, reduce prices, have greater technical, marketing and other resources, have greater brand recognition, have larger installed bases of customers, have well-established relationships with our current and potential customers, advertise aggressively or beat us to market with new products and services.

The competitive landscape is also constantly evolving as we expand into new market segments and extend our capabilities and new companies emerge and existing companies expand their capabilities (either directly or through acquisitions or partnerships) to include the markets in which we operate. Given the breadth of the products and services that we offer as a global financial technology company and the customer problems that we aim to solve, we compete with offerings from a variety of companies across a range of industries, including large global companies, smaller geographically focused companies, startups and professional services. Companies that have offerings that we may compete with include:

- business software providers, such as those that provide accounting, business management and financial software, marketing automation, customer relationship management, inventory management, payroll and employee management;
- private and publicly-funded tax preparation and filing service providers;
- accounting, consulting and tax firms;
- software companies and banks that provide payments services, including merchant payment processing, checking, bill pay, savings, loans, point of sale devices and small business financing;
- software companies that provide personal finance management products and tools, including access to credit scores, credit and identity monitoring, credit-building tools, and tools to help understand net worth and make financial progress;
- companies that provide a marketplace of consumer financial offerings;
- financial institutions;
- credit bureaus; and
- large platform companies that could develop competing technology solutions to any of the problems that our customers may face.

We believe our most important competitive factors are our innovation and technology capabilities, functionality, ease of use, and security of our offerings, the integration of our offerings with each other and third-party offerings, brand recognition and reputation, quality of support, and cost. We believe that we compete favorably based on these factors and our ability to remain competitive will largely depend on our ongoing performance.

CUSTOMER SUCCESS

For many of our offerings, we provide support through channels including telephone, e-mail, online and video chat, text messaging, our customer support websites, self-help assets embedded in our products, and online communities where consumers can share knowledge and product advice with each other.

We also provide access to experts, through our TurboTax and QuickBooks Live offerings, who provide tax advice, tax preparation, and bookkeeping services.

Our customer success staff predominantly consists of Intuit-employed and outsourced experts. We supplement with seasonal employees and additional outsourcing during periods of peak call volumes, such as during the tax return filing season or following a major product launch. We augment the services we provide with outsourced partnerships domestically and internationally. Most of our internationally outsourced small business customer success personnel are currently located in the Philippines.

We also source staff through our Prosperity Hub program, which is designed to spark economic prosperity in underserved communities. One part of this program is our socially responsible sourcing model, where we both directly and through customer success partner-employers, hire, train, and retain workers who deliver support and services for our customers.

Self-help information is offered for free in-product and on our support websites for many of our offerings. Support alternatives and fees vary by product. For example, some product subscriptions receive 24x7 support and additional contact channel options.

MANUFACTURING AND DISTRIBUTION

Online Products and Services

Our online offerings include QuickBooks Online, online payroll services, merchant payment processing and bill pay services, Mailchimp's marketing automation and customer relationship management offerings, TurboTax Online, ProConnect Tax Online, consumer and professional electronic tax filing services, Credit Karma offerings, and Mint. We completed the transition of our systems, networks, and databases used to operate these online offerings to public cloud providers, such as Amazon Web Services and Google Cloud Platform.

Desktop Software and Supplies

An increasing proportion of our desktop software customers choose to electronically download software, however, a portion of our customers continue to choose to purchase these products in the form of physical media. The key processes in manufacturing desktop software are manufacturing compact discs (CDs), printing boxes and related materials, and assembling and shipping the final products. When physical product is ordered, we typically ship the physical product within a few days of receiving an order and backlog is minimal.

PRIVACY AND SECURITY OF CUSTOMER AND WORKFORCE INFORMATION AND TRANSACTIONS

We are stewards of our customers' data and have designed data stewardship principles to align our organization in collecting, using, and protecting such information. As we believe strongly in being good stewards of our customers' data, we operate our program to comply with laws and regulations that govern our use, sharing and protection of customers' personal information, including, for example, laws with respect to financial services and the handling of tax data. We have established guidelines and practices to help ensure that customers and members of our workforce are aware of, and can control, how we use information about them. We also use privacy statements to provide notice to customers of our privacy practices, as well as provide them the opportunity to furnish instructions with respect to use of their personal information. We participate in industry groups whose purpose is to develop or shape industry best practices, and to inform public policy for privacy and security.

We use security safeguards to help protect the systems and the information that customers and members of our workforce give to us from loss, misuse, and unauthorized alteration. We use technical, logical and procedural measures which are designed to help detect and prevent fraud and misuse of customer information. Whenever customers transmit sensitive information to us, such as credit card information or tax return data through one of our websites or products, we follow current industry standards to encrypt the data as it is transmitted to us, and when we store it at rest. We routinely patch our systems with security updates and we work to protect our systems from unauthorized internal or external access using numerous commercially available computer security products, as well as internally developed security procedures and practices.

GOVERNMENT REGULATION

Our Consumer and ProTax segments are subject to federal, state, and international government requirements, including regulations related to the electronic filing of tax returns, the provision of tax preparer assistance, and the use and disclosure of customer information. Our Small Business & Self-Employed segment offers products and services to small businesses and consumers, such as payroll, payments, and other financial service offerings, which are also subject to certain regulatory requirements. Our Credit Karma segment offers personal finance products and services to consumers, such as recommendations of credit card, loan and insurance products and access to credit scores and reports, which are also subject to certain regulatory requirements.

INTELLECTUAL PROPERTY

Our success depends on the proprietary technology embodied in our offerings. We protect this proprietary technology by relying on a variety of intellectual property mechanisms, including copyright, patent, trade secret, and trademark laws, restrictions on disclosure and other methods. For example, we regularly file applications for patents, copyrights and trademarks and service marks in order to protect intellectual property that we believe is important to our business. We hold a growing patent portfolio that we believe is important to Intuit's overall competitive advantage, although we are not materially dependent on any one patent or particular group of patents in our portfolio at this time. We also have a number of registered trademarks that include Intuit, QuickBooks, Lacerte, TurboTax, QB, ProSeries, ProConnect, Mint, Credit Karma, and Mailchimp. We have registered these and other trademarks and service marks in the United States and, depending on the relevance of each brand to other markets, in many foreign countries. Most registrations can be renewed perpetually at 10-year intervals. We also license intellectual property from third parties for use in our products.

Although our portfolio of patents is growing, the patents that have been issued to us could be determined to be invalid and may not be enforceable against competitive products in every jurisdiction. In addition, third parties have asserted and may, in the future, assert infringement claims against us and our customers. These claims and any litigation may result in invalidation of our proprietary rights or a finding of infringement along with an assessment of damages. Litigation, even if without merit, could result in substantial costs and diversion of resources and management attention. In addition, third-party licenses may not continue to be available to us on commercially acceptable terms, or at all.

HUMAN CAPITAL

We consider our employees one of our four True North key stakeholders because they help us deliver for our customers, our shareholders, and the communities we serve. As of July 31, 2023, we had approximately 18,200 employees in 10 countries. During fiscal 2023, we employed on average approximately 9,400 seasonal employees from January to April primarily to support our Consumer segment customers during the peak of tax season. We believe our future success and growth will depend on our ability to attract and retain a qualified workforce in all areas of our business.

Intuit's overall workforce development strategies are developed and managed by our Chief People & Places Officer, who reports directly to the Chief Executive Officer. The Compensation and Organizational Development Committee of the Board of Directors has oversight with respect to company-wide organization and talent assessment, employee recruitment, engagement and retention, leadership development, management depth and strength assessment, workplace environment and culture, employee health and safety, and pay equity. Of the total number of employees, approximately 1,800 are employed by Credit Karma, which has certain unique compensation and workforce development programs. We regularly collect, measure, and share the sentiment of our workforce through multiple channels, including engagement surveys and other touch points, which help to guide the work we do to support our workforce.

Culture and Values

In order to deliver on our mission to power prosperity around the world, we are guided by our company values as we strive to create a culture where employees can do the best work of their lives. Our values and culture are woven into our hiring and retention practices and are foundational to our ability to attract, retain, and advance top, diverse talent.

- Our value of **Integrity Without Compromise** means valuing trust above all else, speaking the truth, and doing the right thing even when no one is looking.

- Our value of **Courage** means being bold and fearless in how we think and act, holding a high bar for performance, and valuing speed, with a bias for learning and action.

- Our value of **Customer Obsession** means falling in love with our customers' problems and delivering solutions that delight our customers.

- Our value of **Stronger Together** means championing diversity, inclusion and a respectful environment, thriving on diverse voices to challenge and inform decisions and delivering exceptional work so others can count on us.

- Our value of **We Care and Give Back** means we strive to be stewards of the future, strengthen the communities around us, and give everyone the opportunity to prosper. We provide eligible full-time employees paid time off that can be used to do volunteer work during normal work hours for vetted non-profits and donation matching up to an annual limit.

Diversity, Equity and Inclusion

At the foundation of our culture is a commitment to diversity, equity, and inclusion (DEI). We believe that diversity is a fact, but treating people equitably and inclusively are choices we make. To deliver for our customers, we seek to foster a workforce that is as diverse as the communities we serve. When we do this, we believe we develop deeper empathy, accelerating innovation to solve the biggest problems our customers face. We have had a designated role dedicated to diversity and inclusion since 2015 and our Chief Diversity, Equity & Inclusion Officer (CDEIO) leads a dedicated and specialized team in our DEI efforts. Our Compensation and Organizational Development Committee oversees Intuit's DEI initiatives in support of organizational development. Intuit's strategy is operationalized through the following elements:

- **Goals and transparency**: Intuit has set short- and long-term goals for increasing the representation in our workforce of women in technology roles globally and employees from underrepresented racial groups in the U.S. (which we define as Black/African-American, Hispanic or Latino, Native American, Native Alaskan and Native Hawaiian). Our diversity data is shared with all employees, and progress on our goals is reviewed monthly with all executives. We also publicly disclose our progress on our goals and the breakdowns of the diversity of gender and underrepresented racial groups in our workforce both in the aggregate and among our leadership and technology roles;

- **Center of Excellence**: The CDEIO leads a cross-functional team with expertise in enterprise leadership, strategy, human resources and communications all focused on driving a more diverse and inclusive workplace;

- **Employee Resource Groups**: Intuit's employee resource groups aid in creating community, recruiting, on-boarding, and providing safe spaces for our diverse workforce;

- **Engagement**: Intuit includes dedicated DEI questions in our semi-annual employee engagement surveys focused on the experiences of our workforce;

- **REAL Team**: Intuit has a Racial Equity Advancement Leadership (REAL) team that is focused on helping us drive durable change as we strive to continue advancing racial equity and equality;

- **Education**: All senior leaders have attended multiple DEI workshops, including C-suite training on racial equity. We have manager and employee training on topics such as unconscious bias, racial equity, and leading inclusively and a guide for managers on how to have conversations about difficult and polarizing external events;
- **Talent acquisition**: Intuit has established a dedicated team to drive diversity, equity, and inclusion across our hiring practices, programs, and strategies. We have also invested in new, external partnerships to better engage with diverse talent and communities; and
- **Accountability**: The Compensation and Organizational Development Committee reviews our progress toward our goals and workforce diversity initiatives at least annually.

We strive to reward employees with compensation that is market competitive, fair, and equitable across gender, race, and ethnicity. We invest in this commitment by performing pay equity analyses twice a year using independent, third-party vendors. We are transparent about our pay equity results and have multiple avenues for employees to use for any questions about their pay.

Developing Talent and Training

We are committed to creating a high-performing culture that consistently delivers for our customers, shareholders, and communities while providing an experience for our workforce that values leadership, innovation, and collaboration. We promote the development of all of our employees and provide employees with access to learning plans based on their needs and interests and the resources they need to grow, thrive and reinvent themselves over time.

In addition, we are invested in growing our current and future leaders. Our teams design programs and resources to develop the leadership skills of our employees and measure their progress.

All full-time employees have access to opportunities to develop and learn through company-sponsored learning paths and online courses on topics ranging from artificial intelligence to manager essentials in support of an employee's ability to adapt to any work environment.

Employees set goals and measure progress through our goal setting tool and have opportunities to focus on growth both during performance assessment conversations and ongoing regular check-ins.

Employee Listening and Engagement

Listening and responding to our employees is at the core of our work. We value employee feedback and we leverage it to continuously improve the employee experience. We regularly collect, measure, and share the sentiment of our workforce through multiple channels, including engagement surveys, and other touch points, which help to guide the work we do to support our workforce.

Total Rewards

Our compensation philosophy aims to attract and retain top talent for today and the future. Intuit's total target compensation includes base hourly pay or salary at market-competitive rates, a range of incentive plans that vary based on role, and equity grants. Incentive compensation plans are part of our pay for performance philosophy and closely align with company performance and reward top performance. Most year-round employees are eligible for equity, which allows the majority of our employees to share in the company's success.

Additional benefits and rewards include healthcare, retirement benefits, and paid time off, including annual paid recharge days and family and parental leave.

The health and well-being of our employees and their families continues to be a top priority. We offer our employees access to programs to support their physical, emotional, and financial well-being. Employees also have access to other resources to help with their well-being, including resilience, mindfulness and counseling programs, wellness reimbursement programs, back-up childcare, financial education programs, and access to an employee assistance program.

Hybrid Way of Working

After shifting to working virtually during the COVID-19 pandemic to keep our workforce safe, we are now embracing a hybrid work model at Intuit. Our hybrid work model brings the best of in-person collaboration and connections together with the flexibility of virtual work. Self-directed teams are empowered to decide where/when in-person work is accretive to their work. Across the company, we expect teams to spend a portion of their time working on campus. This hybrid way of working invests in and amplifies Intuit's culture. In doing so, we seek to realize a sense of connectedness and belonging; to spark creativity and innovation; to solve for speed, agility, and productivity; and to attract and retain top, diverse talent to the company.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table shows Intuit's executive officers and their areas of responsibility as of August 1, 2023. Their biographies follow the table.

Name	Age	Position
Sasan K. Goodarzi	55	President, Chief Executive Officer and Director
Scott D. Cook	71	Chairman of the Executive Committee
Sandeep S. Aujla	47	Executive Vice President and Chief Financial Officer
J. Alexander Chriss	46	Executive Vice President and General Manager, Small Business & Self-Employed Group (through September 5, 2023)
Laura A. Fennell	62	Executive Vice President, Chief People & Places Officer
Mark Notarainni	53	Executive Vice President and General Manager, Consumer Group
Marianna Tessel	56	Executive Vice President and Chief Technology Officer (through September 5, 2023), Executive Vice President and General Manager, Small Business & Self-Employed Group (effective September 5, 2023)
Kerry J. McLean	59	Executive Vice President, General Counsel and Corporate Secretary
Lauren D. Hotz	48	Senior Vice President and Chief Accounting Officer
Alex G. Balazs	52	Executive Vice President and Chief Technology Officer (effective September 5, 2023)

Mr. Goodarzi has been President and Chief Executive Officer and a member of the Board of Directors since January 2019 and previously served as Executive Vice President and General Manager of Intuit's Small Business Group since May 2016. He previously was Executive Vice President and General Manager of Intuit's Consumer Tax Group from August 2015 through April 2016 and from August 2013 to July 2015 served as Senior Vice President and General Manager of the Consumer Tax Group. He served as Intuit's Senior Vice President and Chief Information Officer from August 2011 to July 2013, having rejoined Intuit after serving as CEO of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, beginning in November 2010. During his previous tenure at Intuit from 2004 to 2010, Mr. Goodarzi led several business units including Intuit Financial Services and the professional tax division. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation, and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell Inc. He serves on the board of Atlassian Corporation Plc and chairs the Compensation and Leadership Development Committee. Mr. Goodarzi holds a Bachelor's degree in Electrical Engineering from the University of Central Florida and a Master's degree in Business Administration from the Kellogg School of Management at Northwestern University.

Mr. Cook, a founder of Intuit, has been an Intuit director since March 1984 and is currently Chairman of the Executive Committee. He served as Intuit's Chairman of the Board from February 1993 to July 1998. From April 1984 to April 1994, he served as Intuit's President and Chief Executive Officer. Mr. Cook served on the board of directors of The Procter & Gamble Company from 2000 to 2020. Mr. Cook was also a director of eBay Inc. from 1998 to 2015. Mr. Cook holds a Bachelor of Arts degree in Economics and Mathematics from the University of Southern California and a Master's degree in Business Administration from Harvard Business School.

Mr. Aujla has been Executive Vice President and Chief Financial Officer since August 2023. He served as Intuit's Senior Vice President of Finance, Small Business & Self-Employed Group and Technology Organization, from January 2019 to July 2023, and Vice President, Finance, Small Business & Self-Employed Group, from June 2015 to January 2019. Prior to joining Intuit, Mr. Aujla held various finance leadership roles at Visa, and investment banking roles at Goldman Sachs and Morgan Stanley. Mr. Aujla holds a Bachelor's degree in Economics from San Francisco State University and a Masters of Business Administration degree from the University of Virginia Darden School of Business.

Mr. Chriss has been Executive Vice President and General Manager of Intuit's Small Business & Self-Employed Group since January 2019 and will step down from that role effective September 5, 2023. He previously was Senior Vice President and Chief Product Officer of Intuit's Small Business Group from January 2017 through December 2018 and Vice President of Intuit's Self-Employed business from August 2013 through December 2016. Prior to that, Mr. Chriss held various other roles at Intuit since he joined in July 2004. He has served on the board of directors of Houzz Inc. since December 2020. Mr. Chriss holds a Bachelor's degree in Economics from Tufts University.

Ms. Fennell has been Executive Vice President, Chief People & Places Officer since August 2018 and previously served as Executive Vice President, General Counsel and Corporate Secretary. Prior to that, she served as Senior Vice President, General Counsel and Corporate Secretary since February 2007. Ms. Fennell joined Intuit as Vice President, General Counsel and Corporate Secretary in April 2004. She leads the team responsible for acquiring, developing, mobilizing, and rewarding the company's global workforce. Prior to joining Intuit, Ms. Fennell spent nearly eleven years at Sun Microsystems, Inc., most recently as Vice President of Corporate Legal Resources, as well as Acting General Counsel. Prior to joining Sun, she was an associate attorney at Wilson Sonsini, Goodrich & Rosati PC. Ms. Fennell sits on the board of directors of the Children's

Discovery Museum of San Jose. Ms. Fennell holds a Bachelor of Science degree in Business Administration from California State University, Chico and a Juris Doctor from Santa Clara University.

Mr. Notarainni has been Executive Vice President and General Manager of Intuit's Consumer Group since August 2023. He previously served as Executive Vice President of Customer Success for five years. Mr. Notarainni joined Intuit in February 2009 as a director of contact centers and spent over eight years as vice president of Customer Care and Services for Intuit's Consumer Group. Before joining Intuit, he held leadership positions at NCR Corp, Dell, and Hewlett-Packard. Mr. Notarainni holds a Bachelor's Degree in Finance from Michigan State University.

Ms. Tessel has been Executive Vice President and Chief Technology Officer of Intuit since January 2019 and previously served as Chief Product Development Officer of Intuit's Small Business & Self-Employed Group from June 2017 to December 2018. She has been appointed as Executive Vice President and General Manager of Intuit's Small Business & Self-Employed Group, effective September 5, 2023. Prior to joining Intuit, Ms. Tessel worked for Docker Inc., a software containerization platform, serving as Senior Vice President of Engineering and Executive Vice President of Strategic Development from November 2014 to June 2017, and VMware, which provides cloud computing and related services, from June 2008 through November 2014, most recently serving as Vice President of Engineering. She has served on the board of directors of Cisco Systems, Inc. since March 2021. Ms. Tessel holds a Bachelor of Science degree in Computing from Technion – Israel Institute of Technology.

Ms. McLean has been Executive Vice President, General Counsel and Corporate Secretary since August 2020. Prior to that, she served as Senior Vice President, General Counsel and Corporate Secretary from August 2018 to July 2020 and Vice President, Deputy General Counsel from August 2010 to July 2018. She joined Intuit in 2006 as Director, Deputy General Counsel. Ms. McLean leads Intuit's legal, privacy, compliance, and global corporate affairs teams. Prior to joining Intuit, Ms. McLean spent over six years at Wind River Systems, Inc., most recently as the Director of Legal. Prior to joining Wind River, she was an associate at Howard, Rice, Nemerovski, Canady, Falk & Rabkin PC (now Arnold & Porter Kaye Scholer LLP). Ms. McLean serves on the board of directors of the California Minority Counsel Program. Ms. McLean holds a Bachelor of Arts degree in International Relations from University of California, Davis and a Juris Doctor from University of California, Hastings College of Law (now University of California College of the Law, San Francisco).

Ms. Hotz has been Senior Vice President and Chief Accounting Officer since August 2022, and previously held roles as Vice President and Chief Accounting Officer from February 2022 to July 2022 and Vice President and Corporate Controller from August 2020 to January 2022. She previously served as the Director, Corporate Accounting from January 2014 to July 2020. Since joining Intuit in 2004, Ms. Hotz has held a variety of accounting leadership roles at the Company. From 2001 to 2004, Ms. Hotz served in corporate controller and finance functions at other public companies. She began her career in public accounting at Coopers & Lybrand LLP (now PricewaterhouseCoopers LLP), from 1996 to 1998, and RSM McGladrey & Pullen LLP (now RSM US LLP), from 1998 to 2001. Ms. Hotz is a California Certified Public Accountant (inactive) and holds a Bachelor of Science degree in accounting from Washington University in St. Louis.

Mr. Balazs has been appointed Executive Vice President and Chief Technology Officer, effective September 5, 2023. Prior to that, he served as Senior Vice President and Chief Technology Architect since April 2021 and Senior Vice President of Data Engineering from August 2018 to April 2021. Mr. Balazs held various other roles since he joined Intuit in October 1999. Mr. Balazs holds a Bachelor of Science degree in Mechanical Engineering from Kettering University.

AVAILABLE INFORMATION

Our corporate website, *www.intuit.com*, provides materials for investors and information relating to Intuit's corporate governance. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

We file reports required of public companies with the Securities and Exchange Commission (SEC). These include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other reports, and amendments to these reports. The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We make available free of charge on the Investor Relations section of our corporate website all of the reports we file with or furnish to the SEC as soon as reasonably practicable, after the reports are filed or furnished. Copies of this Annual Report on Form 10-K may also be obtained without charge by contacting Investor Relations, Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850, calling 650-944-6000, or emailing investor_relations@intuit.com.

ITEM 1A - RISK FACTORS

Our businesses routinely encounter and address risks, many of which could cause our future results to be materially different than we presently anticipate. Below, we describe significant factors, events and uncertainties that make an investment in our securities risky, categorized solely for ease of reference as strategic, operational, legal and compliance, and financial risks. The following events and consequences could have a material adverse effect on our business, growth, prospects, financial condition, results of operations, cash flows, liquidity, reputation and credit rating, and the trading price of our common stock could decline. These risks are not the only ones we face. We could also be affected by other events, factors or uncertainties that are presently unknown to us or that we do not currently consider to present significant risks to our business. These risks may be amplified by the effects of global developments and conditions or events, including macroeconomic uncertainty and geopolitical conditions, which have caused significant global economic instability and uncertainty.

STRATEGIC RISKS

We face intense competitive pressures that may harm our operating results.

We face intense competition in all of our businesses, and we expect competition to remain intense in the future. Our competitors and potential competitors range from large and established entities to emerging start-ups. Our competitors may introduce superior products and services, successfully use and deploy new technologies such as artificial intelligence (AI) that may reduce customer demand for our products or services, reduce prices, have greater technical, marketing and other resources, have greater name recognition, have larger installed bases of customers, have well-established relationships with our current and potential customers, advertise aggressively or beat us to market with new products and services. In addition, we face competition from existing companies, with large established consumer user-bases and broad-based platforms, who may change or expand the focus of their business strategies and marketing to target our customers, including small businesses, tax and personal financial management customers.

We also face competition from companies with a variety of business models, including increased competition from providers of free offerings, particularly in our tax, accounting, payments and personal finance platform businesses. In order to compete, we have also introduced free offerings in several categories, but we may not be able to attract customers as effectively as competitors with different business models. In addition, other providers of free offerings may provide features that we do not offer and customers who have formerly paid for our products and services may elect to use our competitors' free offerings instead. These competitive factors may diminish our revenue and profitability, and harm our ability to acquire and retain customers.

Our consumer tax business also faces significant potential competition from the public sector, where we face the risk of federal and state taxing authorities proposing revenue raising strategies that involve developing and providing government tax software or other government return preparation systems at public expense. These or similar programs may be introduced or expanded in the future, which may change the voluntary compliance tax system in ways that could cause us to lose customers and revenue. The IRS Free File Program is currently the sole means by which the IRS offers tax software directly to taxpayers and its continuation depends on a number of factors, including continued broad public awareness of and access to the free program and continued private industry donations, as well as continued government support. The Free File Program operates under an agreement that is scheduled to expire in October 2025. In May 2023, the IRS announced a plan to begin a pilot project for the 2024 filing season to assess customer support and technology needs of a direct online tax filing system and the IRS's ability to overcome the potential operational challenges of such a system. Through this or other programs, the federal government could become a publicly funded direct competitor of the U.S. tax services industry and of Intuit. Government funded services that curtail or eliminate the role of taxpayers in preparing their own taxes could potentially have material and adverse revenue implications on us.

Future revenue growth depends upon our ability to adapt to technological change and successfully extend our platform, introduce new and enhanced products, features, services and business models.

We operate in industries that are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. To meet the changing needs of our customers and partners and attract and retain top technical talent, we must continue to innovate, develop and extend our platform, new products and features, and enhance our ability to solve customer problems with emerging technologies, such as artificial intelligence and blockchain. If we are not able to do this successfully, we may face a competitive disadvantage. We have and will continue to devote significant resources to continue to develop our skills, tools and capabilities to capitalize on existing and emerging technologies. Legislation or regulatory changes in these areas may mandate changes in our products that make them less attractive to users and hinder our ability to leverage emerging technologies and build out our platform capabilities.

Our consumer and professional tax businesses depend significantly on revenue from customers who return each year to use our updated tax preparation and filing software and services. As our existing products mature, encouraging customers to purchase product upgrades becomes more challenging unless new product releases provide features and functionality that have meaningful incremental value. As we continue to introduce and expand our new business models, including offerings that are free to end users, our customers may not perceive value in the additional benefits and services we offer beyond our free offering and may choose not to pay for those additional benefits or we may be unsuccessful in increasing customer adoption of these offerings or our risk profile may change, resulting in loss of revenue.

We also provide additional customer benefits across our platform by utilizing customer data available to us through our existing offerings, and the growth of our business depends, in part, on our existing customers expanding their use of our products and services across our platform. If we are not able to effectively utilize our customers' data to provide them with value or develop and clearly demonstrate the value of new or upgraded products or services to our customers, our revenues may be harmed.

In some cases, we may expend a significant amount of resources and management attention on offerings that do not ultimately succeed in their markets. We have encountered difficulty in launching new products and services in the past. If we misjudge customer needs in the future, our new products and services may not succeed and our revenues and earnings may be harmed. We have also invested, and in the future, expect to invest in new business models, technologies, geographies, strategies and initiatives. Such endeavors may involve significant risks and uncertainties, including a rapidly changing regulatory environment, distraction of management from current operations, expenses associated with the initiatives, inadequate return on investments, and social or ethical scrutiny. Because these new initiatives are inherently risky, they may not be successful and may harm our financial condition, operating results, or reputation.

We rely on intellectual property in our products and services.

Many of our products and services include our own intellectual property, as well as the intellectual property of third parties, which we license under agreements that may need to be renewed or renegotiated from time to time. We may not be able to obtain licenses to these third-party technologies or content on reasonable terms, or at all. If we are unable to obtain the rights necessary to use this intellectual property in our products and services, we may not be able to provide the affected offerings, and customers who are currently using the affected product may be disrupted, which may in turn harm our future financial results, damage our brand, and result in customer loss. Also, we and our customers have been and may continue to be subject to infringement claims as a result of the third-party intellectual property incorporated in our offerings, including through our use of AI. Although we try to mitigate this risk and we may not be ultimately liable for any potential infringement, pending claims require us to use significant resources, require management attention and could result in loss of customers.

Some of our offerings include third-party software that is licensed under "open source" licenses, some of which may include a requirement that, under certain circumstances, we make available, or grant licenses to, any modifications or derivative works we create based upon the open source software. Although we have established internal review and approval processes to mitigate these risks, we cannot be sure that all open source software is submitted for approval prior to use in our products. Many of the risks associated with usage of open source may not be eliminated and, if not properly addressed, may harm our business.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights, domain names and other intellectual property rights are important assets for us. We aggressively protect our intellectual property rights by relying on federal, state and common law rights in the U.S. and internationally, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights in products and services. The efforts that we take to protect our proprietary rights may not always be sufficient or effective. In addition, there is uncertainty about the validity and enforceability of intellectual property rights that may result from our use of generative AI. Protecting our intellectual property rights is costly and time consuming and may not be successful in every location. Any significant impairment of our intellectual property rights could harm our business, our brand, and our ability to compete.

Policing unauthorized use and copying of our products is difficult, expensive, and time consuming. Current U.S. laws that prohibit copying give us only limited practical protection from software piracy and the laws of many other countries provide very little protection. We frequently encounter unauthorized copies of our software being sold through online marketplaces. Although we continue to evaluate and put in place technology solutions to attempt to lessen the impact of piracy and engage in efforts to educate consumers and public policy leaders on these issues and cooperate with industry groups in their efforts to combat piracy, we expect piracy to be a persistent problem that results in lost revenues and increased expenses.

Our business depends on our strong reputation and the value of our brands.

Developing and maintaining awareness of our brands and platform strategy is critical to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers and expanding our business with existing customers. Adverse publicity (whether or not justified) relating to events or activities attributed to us, members of our workforce, agents, third parties we rely on, or our users, may tarnish our reputation and reduce the value of our brands. Perceived social harm or unfairness of outcomes relating to the use of new and evolving technologies such as AI in our offerings, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. Our brand value also depends on our ability to provide secure and trustworthy products and services, as well as our ability to protect and use our customers' data in a manner that meets their expectations. In addition, a security incident that results in unauthorized disclosure of our customers' sensitive data could cause material reputational harm.

We have public environmental, social, and governance (ESG) commitments, including our goals to increase the diversity of our workforce, create and prepare individuals for jobs and have a positive impact on the climate. Our ability to achieve these goals is subject to numerous risks that may be outside of our control. Our failure or perceived failure to achieve our ESG goals or maintain ESG practices that meet evolving stakeholder expectations could harm our reputation, adversely impact our ability to attract and retain employees or customers, and expose us to increased scrutiny from the investment community and enforcement authorities. Our reputation also may be harmed by the perceptions that our customers, employees and other stakeholders have about our action or inaction on social, ethical, or political issues. Damage to our reputation and loss of brand equity may reduce demand for our products and services and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce our stock price.

Our acquisition and divestiture activities may disrupt our ongoing business, may involve increased expenses and may present risks not contemplated at the time of the transactions.

We have acquired and may continue to acquire companies, products, technologies and talent that complement our strategic direction, both in and outside the United States. Acquisitions involve significant risks and uncertainties, including:

- inability to successfully integrate the acquired technology, data assets and operations into our business and maintain uniform standards, controls, policies, and procedures;

- inability to realize synergies or anticipated benefits expected to result from an acquisition within the expected time frame or at all;

- disruption of our ongoing business and distraction of management;

- challenges retaining the key employees, customers, resellers and other business partners of the acquired operation;

- the internal control environment of an acquired entity may not be consistent with our standards or with regulatory requirements, and may require significant time and resources to align or rectify;

- unidentified issues not discovered in our due diligence process, including product or service quality issues, security policies, standards, and practices, intellectual property issues and legal contingencies;

- failure to successfully further develop an acquired business or technology and any resulting impairment of amounts currently capitalized as intangible assets;

- risks associated with businesses we acquire or invest in, which may differ from or be more significant than the risks our other businesses face;

- in the case of foreign acquisitions and investments, the impact of particular economic, tax, currency, political, legal and regulatory risks associated with specific countries; and

- to the extent we use debt to fund acquisitions or for other purposes, our interest expense and leverage will increase significantly, and to the extent we issue equity securities as consideration in an acquisition, current shareholders' percentage ownership and earnings per share will be diluted.

We have divested and may in the future divest certain assets or businesses that no longer fit with our strategic direction or growth targets. Divestitures involve significant risks and uncertainties, including:

- inability to find potential buyers on favorable terms;

- failure to effectively transfer liabilities, contracts, facilities and employees to buyers;

- requirements that we retain or indemnify buyers against certain liabilities and obligations;

- the possibility that we will become subject to third-party claims arising out of such divestiture;

- challenges in identifying and separating the intellectual property, systems and data to be divested from the intellectual property, systems and data that we wish to retain;

- inability to reduce fixed costs previously associated with the divested assets or business;

- challenges in collecting the proceeds from any divestiture;

- disruption of our ongoing business and distraction of management;

- loss of key employees who leave us as a result of a divestiture; and

- if customers or partners of the divested business do not receive the same level of service from the new owners, or the new owners do not handle the customer data with the same level of care, our other businesses may be adversely affected, to the extent that these customers or partners also purchase other products offered by us or otherwise conduct business with our retained business.

In addition, any acquisition or divestiture that we announce may not be completed if closing conditions are not satisfied. Because acquisitions and divestitures are inherently risky, our transactions may not be successful and may, in some cases, harm our operating results or financial condition. In particular, if we are unable to successfully operate together with any company that we acquire to achieve shared growth opportunities or combine reporting or other processes within the expected time frame or at all, there may be a material and adverse effect on the benefits that we expect to achieve as a result of the acquisition, and we could experience additional costs or loss of revenue. Moreover, adverse changes in market conditions and other factors, including those listed above, may cause an acquisition to be dilutive to Intuit's operating earnings per share for a period of time. Any dilution of our non-GAAP diluted earnings per share could cause the price of shares of Intuit Common Stock to decline or grow at a reduced rate.

OPERATIONAL RISKS

Security incidents, improper access to or disclosure of our data or customers' data, or other cyberattacks on our systems could harm our reputation and adversely affect our business.

We host, collect, use and retain large amounts of sensitive and personal customer and workforce data, including credit card information, tax return information, bank account numbers, credit report information, login credentials and passwords, personal and business financial data and transactions data, social security numbers and payroll information, as well as our confidential, nonpublic business information. We use commercially available security technologies and security and business controls to limit access to and use of such sensitive data. Although we expend significant resources to implement security protections designed to shield this data against potential theft and security breaches, such measures cannot provide absolute security.

Our technologies, systems, and networks have been subject to, and are increasingly likely to continue to be the target of, cyberattacks, computer viruses, ransomware or other malware, worms, social engineering, malicious software programs, insider threats, and other cybersecurity incidents that could result in the unauthorized release, gathering, monitoring, use, loss or destruction of sensitive and personal data of our customers and our workforce, or Intuit's sensitive business data or cause temporary or sustained unavailability of our software and systems. While we maintain cybersecurity insurance, our insurance may not be sufficient to cover all liabilities described herein. These types of incidents can be caused by malicious third parties, acting alone or in groups, or more sophisticated organizations including nation-states or state-sponsored organizations, and the risks could be elevated in connection with the Russia-Ukraine war. Customers who fail to update their systems, continue to run software that we no longer support, fail to install security patches on a timely basis or inadequately use security controls create vulnerabilities and make it more difficult for us to detect and prevent these kinds of attacks. We are increasingly incorporating open source software into our products, and there may be vulnerabilities in open source software that make it susceptible to cyberattacks. In addition, because the techniques used to obtain unauthorized access to sensitive information change frequently, and are becoming more sophisticated and are often not able to be detected until after a successful attack, we may be unable to anticipate these techniques or implement adequate preventive measures. Although this is an industry-wide problem that affects software and hardware across platforms, it may increasingly affect our offerings because cyber-criminals tend to focus their efforts on well-known offerings that are popular among customers and hold sensitive personal or financial information, like our digital money offerings, and we expect them to continue to do so.

Further, the security measures that we implement may not be able to prevent unauthorized access to our products and our customers' account data. While we require annual security training for our workforce, malicious third parties have in the past, and may in the future, be able to fraudulently induce members of our workforce, customers, vendors, partners, or users by social engineering means, such as email phishing, to disclose sensitive information in order to gain access to our systems. It is also possible that unauthorized access to or disclosure of customer data may occur due to inadequate use of security controls by our customers or our workforce. Accounts created with weak or recycled passwords could allow cyber-attackers to gain access to customer data. Unauthorized persons could gain access to customer accounts if customers do not maintain effective access controls of their systems and software. In addition, we have and will continue to experience new and more frequent attempts by malicious third parties to fraudulently gain access to our systems, such as through increased email phishing of our workforce, customers, and users.

Criminals may also use stolen identity information obtained outside of our systems to gain unauthorized access to our customers' data. We have experienced such instances in the past and as the accessibility of stolen identity information increases, generally, we may experience further instances of unauthorized access to our systems through the use of stolen identity information of our customers or our workforce in the future. Further, our customers may choose to use the same login credentials across multiple products and services unrelated to our products. Such customers' login credentials may be stolen from products offered by third-party service providers unrelated to us and the stolen identity information may be used by a malicious third party to access our products, which could result in disclosure of confidential information. In addition, our shift to a hybrid workplace model, where our workforce will spend a portion of their time working in our offices and a portion of their time working remotely, introduces operational complexity that exacerbates our security-related risks.

Our efforts to protect data may also be unsuccessful due to software bugs (whether open source or proprietary code), break-ins, workforce error or other threats that evolve.

Further, because we have created an ecosystem where customers can have one identity across multiple Intuit products, a security incident may give access to increased amounts of customer data. This may result in disclosure of confidential information, loss of customer confidence in our products, possible litigation, material harm to our reputation and financial condition, disruption of our or our customers' business operations, and a decline in our stock price. From time to time, we detect, or receive notices from customers or public or private agencies that they have detected, actual or perceived vulnerabilities in our infrastructure, our software or third-party software components that are distributed with our products or fraudulent activity by unauthorized persons utilizing our products with stolen customer identity information. The existence of such vulnerabilities or fraudulent activity, even if they do not result in a security breach, may undermine customer confidence as well as the confidence of government agencies that regulate our offerings. Such perceived vulnerabilities could also seriously harm our business by tarnishing our reputation and brand and limiting the adoption of our products and services and could cause our stock price to decline. In some cases, such vulnerabilities may not be immediately detected, which could exacerbate the risk of a security incident and the related effects on our businesses.

Additionally, Credit Karma is subject to an order issued in 2014 by the Federal Trade Commission (FTC) that, among other things, requires maintenance of a comprehensive security program relating to the development and management of new and existing products and services and biennial independent security assessments for 20 years from the date of the order. To the extent Credit Karma shares data covered by the order with Intuit, the order may apply to Intuit with respect to such data. Credit Karma's failure to fulfill the requirements of the FTC's order could result in fines, penalties, regulatory inquiries, investigations and claims, and negatively impact our business and reputation.

A cybersecurity incident affecting the third parties we rely on could expose us or our customers to a risk of loss or misuse of confidential information and significantly damage our reputation.

We depend on a number of third parties, including vendors, developers and partners who are critical to our business. We or our customers may grant access to customer data to these third parties to help deliver customer benefits, or to host certain of our and our customers' sensitive and personal data. In addition, we share sensitive, nonpublic business information (including, for example, materials relating to financial, business and legal strategies) with other vendors in the ordinary course of business.

While we conduct background checks of our workforce, conduct reviews of partners, developers and vendors and use commercially available technologies to limit access to systems and data, it is possible that malicious third parties may misrepresent their intended use of data or may circumvent our controls, resulting in accidental or intentional disclosure or misuse of our customer or workforce data. Further, while we conduct due diligence on the security and business controls of our third-party partners, we may not have the ability to effectively monitor or oversee the implementation of these control measures. Malicious third parties may be able to circumvent these security and business controls or exploit vulnerabilities that may exist in these controls, resulting in the disclosure or misuse of sensitive business and personal customer or workforce information and data. In addition, malicious actors may attempt to use the information technology supply chain to compromise our systems by, for example, introducing malware through software updates.

A security incident involving third parties we rely on may have serious negative consequences for our businesses, including disclosure of sensitive customer or workforce data, or confidential or competitively sensitive information regarding our business, including intellectual property and other proprietary data; make our products more vulnerable to fraudulent activity; cause temporary or sustained unavailability of our software and systems; result in possible litigation, fines, penalties and damages; result in loss of customer confidence; cause material harm to our reputation and brands; lead to further regulation and oversight by federal or state agencies; cause adverse financial condition; and result in a reduced stock price.

Concerns about the current privacy and cybersecurity environment, generally, could deter current and potential customers from adopting our products and services and damage our reputation.

The continued occurrence of cyberattacks and data breaches on governments, businesses and consumers in general indicates that we operate in an external environment where cyberattacks and data breaches are becoming increasingly common. If the global cybersecurity environment worsens, and there are increased instances of security breaches of third-party offerings where consumers' data and sensitive information is compromised, consumers may be less willing to use online offerings, particularly offerings like ours in which customers often share sensitive financial data. Additionally, political uncertainty and military actions, such as the Russia-Ukraine War, may subject us and our service providers to heightened risks of security incidents. In addition, the increased availability of data obtained as a result of breaches of third-party offerings could make our own products more vulnerable to fraudulent activity. Even if our products are not affected directly by such incidents, any such incident could damage our reputation and deter current and potential customers from adopting our products and services or lead customers to cease using online and connected software products to transact financial business altogether.

If we are unable to effectively combat the increasing amount and sophistication of fraudulent activities by malicious third parties, we may suffer losses, which may be substantial, and lose the confidence of our customers and government agencies and our revenues and earnings may be harmed.

Many of the industries in which we operate have been experiencing an increasing amount of fraudulent activities by malicious third parties, and those fraudulent activities are becoming increasingly sophisticated. Although we do not believe that any of this activity is uniquely targeted at our products or businesses, this type of fraudulent activity may adversely impact our tax, payroll, payments, lending, marketing automation and personal financial management businesses, and the risk is heightened when our workforce is working both on campus and remotely under our hybrid work model. In addition to any losses that may result from such fraud, which may be substantial, a loss of confidence by our customers or by governmental agencies in our ability to prevent fraudulent activity may seriously harm our business and damage our brand. If we cannot adequately combat such fraudulent activity, governmental authorities may refuse to allow us to continue to offer the affected services, or these services may otherwise be adversely impacted, which could include federal or state tax authorities refusing to allow us to process our customers' tax returns electronically, resulting in a significant adverse impact on our earnings and revenue. As fraudulent activities become more pervasive and increasingly sophisticated, and fraud detection and prevention measures must become correspondingly more complex to combat them across the various industries in which we operate, we may implement risk control mechanisms that could make it more difficult for legitimate customers to obtain and use our products, which could result in lost revenue and negatively impact our earnings.

If we fail to process transactions effectively or fail to adequately protect against disputed or potential fraudulent activities, our business may be harmed.

Our operations process a significant volume and dollar value of transactions on a daily basis, especially in our money and personal financial management businesses. Despite our efforts to ensure that effective processing systems and controls are in place to handle transactions appropriately, it is possible that we may make errors or that funds may be misappropriated due to fraud. The likelihood of any such error or misappropriation is magnified as we increase the volume and speed of the transactions we process. If we are unable to effectively manage our systems and processes, or if there is an error in our products, we may be unable to process customer data in an accurate, reliable and timely manner, which may harm our reputation, the willingness of customers to use our products, and our financial results. In our payments processing service business, if a disputed transaction between a merchant and its customer is not resolved in favor of the merchant, we may be required to pay those amounts to the payment or credit card network and these payments may exceed the amount of the customer reserves established to make such payments.

Business interruption or failure of our information technology and communication systems may impair the availability of our products and services, which may damage our reputation and harm our future financial results.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance of our products and our underlying technical infrastructure. As we continue to grow our online services, we become more dependent on the continuing operation and availability of our information technology and communications systems and those of our external service providers, including, for example, third-party Internet-based or cloud computing services. We do not have redundancy for all of our systems, and our disaster recovery planning may not account for all eventualities. We have designed a significant portion of our software and computer systems to utilize data processing and storage capabilities provided by public cloud providers. If any public cloud service that we use is unavailable to us for any reason, our customers may not be able to access certain of our cloud products or features, which could significantly impact our operations, business, and financial results.

Failure of our systems or those of our third-party service providers, may result in interruptions in our service and loss of data or processing capabilities, all of which may cause a loss in customers, refunds of product fees, material harm to our reputation and operating results.

Our tax businesses must effectively handle extremely heavy customer demand during critical peak periods. We face significant risks in maintaining adequate service levels during these peak periods when we have historically derived a substantial portion of our overall revenue from the tax businesses. Any interruptions in our online tax preparation or electronic filing service at any time during the tax season, particularly during a peak period, could result in significantly decreased revenue, lost customers, unexpected refunds of customer charges, negative publicity and increased operating costs, any of which could significantly harm our business, financial condition and results of operations.

We rely on internal systems and external systems maintained by manufacturers, distributors and other service providers to take and fulfill customer orders, handle customer service requests and host certain online activities. Any interruption or failure of our internal or external systems may prevent us or our service providers from accepting and fulfilling customer orders or cause company and customer data to be unintentionally disclosed. Our continuing efforts to upgrade and expand our network security and other information systems as well as our high-availability capabilities are costly, and problems with the design or implementation of system enhancements may harm our business and our results of operations.

Our business operations, information technology and communications systems are vulnerable to damage or interruption from natural disasters, effects of climate change, human error, malicious attacks, fire, power loss, telecommunications failures, computer viruses and malware, computer denial of service attacks, terrorist attacks, public health emergencies and other events beyond our control. For example, we shifted to operations under a hybrid workplace model where our workforce spends a portion of their time working in our offices and a portion of their time working remotely. This model has introduced new execution risks and we may experience longer-term disruptions to our operations as we evolve our workplace model, any of which may impair our ability to perform critical functions or could make it considerably more difficult to develop, enhance and support our products and services.

In addition, since our corporate headquarters and other critical business operations are located near major seismic faults, our recovery in the event of a major earthquake or other catastrophic event may require us to expend significant time and resources and may adversely affect our financial condition and operating results. Further, the adverse effects of any such adverse event would be exacerbated if experienced at the same time as another unexpected and adverse event. In the event of a major natural or man-made disaster, our insurance coverage may not completely compensate us for our losses and our future financial results may be materially harmed.

We regularly invest resources to update and improve our internal information technology systems and software platforms. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems and software platforms disrupt our operations, our business could be harmed.

We rely on our network infrastructure, data hosting, public cloud and software-as-a-service providers, and internal technology systems for many of our development, marketing, operational, support, sales, accounting and financial reporting activities. We are continually investing resources to update and improve these systems and environments in order to meet existing needs, as well as the growing and changing requirements of our business and customers. If we experience prolonged delays or unforeseen difficulties in updating and upgrading our systems and architecture, we may experience outages and may not be able to deliver certain offerings and develop new offerings and enhancements that we need to remain competitive. Such improvements and upgrades are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or may uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in outages, disruption in our business operations, loss of revenue or damage to our reputation.

If we are unable to develop, manage and maintain critical third-party business relationships, our business may be adversely affected.

Our growth is increasingly dependent on the strength of our business relationships and our ability to continue to develop, manage and maintain new and existing relationships with third-party partners. We rely on various third-party partners, including software and service providers, platforms, suppliers, credit reporting bureaus, vendors, manufacturers, distributors, accountants, contractors, financial institutions, core processors, licensing partners and development partners, among others, in many areas of our business in order to deliver our offerings and operate our business. Credit Karma generates revenue from its relationships with financial institution partners, which are subject to particular risks that affect their willingness to offer their products on Credit Karma's platform, such as adverse economic conditions, the introduction of competing products on their platforms, and an increasing complexity in the regulatory environment. We also rely on third parties to support the operation of our business by maintaining our physical facilities, equipment, power systems and infrastructure. In certain instances, these third-party relationships are sole source or limited source relationships and can be difficult to replace or substitute depending on the level of integration of the third party's products or services into, or with, our offerings and/or the general availability of such third party's products and services. In addition, there may be few or no alternative third-party providers or vendors in the market. Further, there can be no assurance that we will be able to adequately retain third-party contractors engaged to help us operate our business.

Additionally, the business operations of our third-party partners and the third-party partners who support them have been and could continue to be disrupted by the effects of uncertain macroeconomic environment and global events, including pandemics and endemics. If our third-party partners are unable to help us operate our business or prevent us from delivering critical services to our customers or accepting and fulfilling customer orders, our business and financial results may be negatively impacted. The failure of third parties to provide acceptable and high quality products, services and technologies or to update their products, services and technologies may result in a disruption to our business operations and our customers, which may reduce our revenues and profits, cause us to lose customers and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all, or we may experience business interruptions upon a transition to an alternative partner.

Although we have strict standards for our suppliers and business partners to comply with the law and company policies regarding workplace and employment practices, data use and security, environmental compliance, intellectual property licensing and other applicable regulatory and compliance requirements, we cannot control their day-to-day practices. Any violation of laws or implementation of practices regarded as unethical could result in supply chain disruptions, canceled orders, terminations of or damage to key relationships, and damage to our reputation.

In particular, we have relationships with banks, credit unions and other financial institutions that support certain critical services we offer to our customers. If macroeconomic conditions or other factors cause any of these institutions to fail, consolidate, stop providing certain services or institute cost-cutting efforts, or give rise to speculation relating to such events, our business and financial results may suffer and we may be unable to offer those services to our customers. For example, if one of the counterparty financial institutions with whom we have significant deposits were to become insolvent, placed into receivership, or file for bankruptcy, our ability to recover our assets from such counterparty may be limited, which could negatively impact our results of operations and financial condition.

We increasingly utilize the distribution platforms of third parties like Apple's App Store and Google's Play Store for the distribution of certain of our product offerings. Although we benefit from the strong brand recognition and large user base of these distribution platforms to attract new customers, the platform owners have wide discretion to change the pricing structure, terms of service and other policies with respect to us and other developers. Any adverse changes by these third parties could adversely affect our financial results.

Competition for our key employees is intense and we may not be able to attract, retain and develop the highly skilled employees we need to support our strategic objectives.

Much of our future success depends on the continued service and availability of skilled employees, including members of our executive team, and those in technical and other key positions. Experienced individuals with skill sets in software as a service, financial technology, mobile technologies, data science, artificial intelligence and data security are in high demand and we have faced and will continue to face intense competition globally to attract and retain a diverse workforce with these and other skills that are critical to our success. This is especially the case in California and India where a significant number of our employees are located. The compensation and incentives we have available to attract, retain and motivate employees may not meet the expectations of current and prospective employees as the competition for talent intensifies. For example, our equity awards may become less effective if our stock price decreases or increases at a slower rate than our talent competitors'. In addition, if we were to issue significant additional equity to attract or retain employees, the ownership of our existing stockholders would be diluted and our related expenses would increase. Other factors may make it more challenging for us to continue to successfully attract, retain and develop key employees. For example, current and prospective employees may seek new or different opportunities based on mobility, location flexibility or any challenges we face in the success of our hybrid work model or achieving our publicly stated workforce diversity goals.

Uncertainty in the development, deployment, and use of artificial intelligence in our platform and products and by our customers may result in harm to our business and reputation.

We continue to build systems and tools that incorporate AI-based technologies, including generative AI for customers, experts, and our workforce. We also use third parties to support this work. As with many innovations, AI presents risks and challenges that could adversely impact our business. The development, adoption, and use for generative AI technologies are still in their early stages and ineffective or inadequate AI development or deployment practices by Intuit or third-party developers or vendors could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. In addition, any latency, disruption, or failure in our AI systems or infrastructure could result in delays or errors in our offerings. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Any of the foregoing may result in decreased demand for our products or harm to our business, results of operations or reputation.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain including in the areas of intellectual property, cybersecurity, and privacy and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to our use, development, and deployment of AI. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

If we experience significant product accuracy or quality problems or delays in product launches, it may harm our revenue, earnings and reputation.

Our customers rely on the accuracy of our offerings. All of our tax products and many of our non-tax products have rigid development timetables that increase the risk of errors in our products and the risk of launch delays. Our tax preparation software product development cycle is particularly challenging due to the need to incorporate unpredictable and potentially late tax law and tax form changes each year and because our customers expect high levels of accuracy and a timely launch of these products to prepare and file their taxes by the tax filing deadline. Due to the complexity of our products and the condensed development cycles under which we operate, our products may contain errors that could unexpectedly interfere with the operation of the software or result in incorrect calculations. The complexity of the tax laws on which our products are based may also make it difficult for us to consistently deliver offerings that contain the features, functionality and level of accuracy that our customers expect. When we encounter problems, we may be required to modify our code, work with state tax administrators to communicate with affected customers, assist customers with amendments, distribute patches to customers who have already purchased the product and recall or repackage existing product inventory in our distribution channels. If we encounter development challenges or discover errors in our products either late in our development cycle or after release, it may cause us to delay our product launch date or suspend product availability until such issues can be fixed. Any major defects, launch delays or product suspensions may lead to loss of customers and revenue, negative publicity, customer and employee dissatisfaction, reduced retailer shelf space and promotions, and increased operating expenses, such as inventory replacement costs, legal fees or other payments, including those resulting from our accuracy guarantee in our tax preparation products. For example, an error in our tax products could cause a compliance error for taxpayers, including the over or underpayment of their federal or state tax liability. While our accuracy guarantee commits us to reimburse penalties and interest paid by customers due solely to calculation errors in our tax preparation products, such errors may result in additional burdens on third parties that we may need to address or that may cause us to suspend the availability of our products until such errors are addressed. This could also affect our reputation, the willingness of customers to use our products, and our financial results. Further, as we develop our platform to connect people to experts, such as connecting TurboTax customers with tax experts through our TurboTax Live offering, or connecting QuickBooks customers with bookkeepers through our QuickBooks Live offering, we face the risk that these experts may provide advice that is erroneous, ineffective or otherwise unsuitable. Any such deficiency in the advice given by these experts may cause harm to our customers, a loss of customer confidence in our offerings or harm to our reputation or financial results. Moreover, as we continue to incorporate emerging technologies, like AI and blockchain, into our offerings, they may not function as designed or have unintended consequences, any of which could subject us to new or enhanced competitive harm, legal liability, regulatory scrutiny or reputational harm.

Our international operations are subject to increased risks which may harm our business, operating results, and financial condition.

In addition to uncertainty about our ability to generate revenues from our foreign operations and expand into international markets, there are risks inherent in doing business internationally, including:

- different or more restrictive privacy, data protection, data localization, and other laws that could require us to make changes to our products, services and operations, such as mandating that certain types of data collected in a particular country be stored and/or processed within that country;

- difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

- stringent local labor laws and regulations;

- credit risk and higher levels of payment fraud;

- profit repatriation restrictions, and foreign currency exchange restrictions;

- geopolitical events, including natural disasters or severe weather events (including those caused or exacerbated by climate change), acts of war and terrorism (including the Russia-Ukraine war and any related political or economic responses), and public health emergencies, including divergent governmental responses thereto across the jurisdictions in which we operate;

- compliance with sanctions and import or export regulations, including those arising from the Russia-Ukraine war;

- compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and laws and regulations of other jurisdictions prohibiting corrupt payments to government officials and other third parties;

- antitrust and competition regulations;

- potentially adverse tax developments;

- economic uncertainties relating to European sovereign and other debt;

- trade barriers and changes in trade regulations;

- political or social unrest, economic instability, repression, or human rights issues; and

- risks related to other government regulation or required compliance with local laws.

Violations of the rapidly evolving and complex foreign and U.S. laws and regulations that apply to our international operations may result in fines, criminal actions or sanctions against us, our officers or our broader workforce, prohibitions on the conduct of our business and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, we cannot be sure that our workforce, contractors and agents are in compliance with our policies. These risks inherent in our international operations and expansion increase our costs of doing business internationally and may result in harm to our business, operating results, and financial condition.

Climate change may have an impact on our business.

While we seek to mitigate our business risks associated with climate change by establishing robust environmental programs and partnering with organizations that are also focused on mitigating their own climate-related risks, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary workplace locations may be vulnerable to the adverse effects of climate change. For example, our offices globally have historically experienced, and are projected to continue to experience, climate-related events at an increasing frequency, including drought, water scarcity, heat waves, cold waves, wildfires and resultant air quality impacts and power shutoffs associated with wildfire prevention. Furthermore, it is more difficult to mitigate the impact of these events on our employees to the extent they work from home. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business, the business of our third-party suppliers and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. We also expect to face increasing regulatory requirements and regulatory scrutiny related to climate matters, resulting in higher associated compliance costs. Additionally, failure to uphold, meet or make timely forward progress against our public commitments and goals related to climate action could adversely affect our reputation with suppliers and customers, financial performance or ability to recruit and retain talent.

LEGAL AND COMPLIANCE RISKS

Increasing and changing government regulation of our businesses may harm our operating results.

We are subject to federal, state, local and international laws and regulations that affect our and our customers' activities, including, without limitation, labor, advertising and marketing, tax, financial services, data privacy and security, electronic funds transfer, money transmission, lending, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, import and export requirements, anti-bribery and anti-corruption, insurance, foreign exchange controls and cash repatriation restrictions, anti-competition, environmental, health and safety, and other regulated activities. There have been significant new regulations and heightened focus by the government on many of these areas. As we expand our products and services and evolve our business models, both domestically and internationally, we may become subject to additional government regulation or increased regulatory scrutiny. For example, the regulation of emerging technologies that we may incorporate into our offerings, such as artificial intelligence and blockchain, is still an evolving area, and it is possible that we could become subject to new regulations that negatively impact our operations and results. Further, regulators (both in the U.S. and in other jurisdictions in which we operate) may adopt new laws or regulations, change existing regulations, or their interpretation of existing laws or regulations may differ from ours. We have in the past and may in the future be subject to regulations in response to global pandemics and endemics that may impact our business, our workforce, and workplaces. Such restrictions have disrupted and may continue to disrupt our business operations and limit our ability to perform critical functions.

The tax preparation industry continues to receive heightened attention from federal and state governments. New legislation, regulation, public policy considerations, changes in the cybersecurity environment, litigation by the government or private entities, changes to or new interpretations of existing laws may result in greater oversight of the tax preparation industry, restrict the types of products and services that we can offer or the prices we can charge, or otherwise cause us to change the way we operate our tax businesses or offer our tax products and services. We may not be able to respond quickly to such regulatory, legislative and other developments, and these changes may in turn increase our cost of doing business and limit our revenue opportunities. In addition, if our practices are not consistent with new interpretations of existing laws, we may become subject to lawsuits, penalties, and other liabilities that did not previously apply. We are also required to comply with a variety of state revenue agency standards in order to successfully operate our tax preparation and electronic filing services.

Changes in state-imposed requirements by one or more of the states, including the required use of specific technologies or technology standards, may significantly increase the costs of providing those services to our customers and may prevent us from delivering a quality product to our customers in a timely manner.

Complex and evolving privacy and data protection regulations or changing customer expectations could result in claims, changes to our business practices, penalties or increased cost of operations or otherwise harm our business.

Regulations related to the provision of online services are continually evolving as federal, state and foreign governments adopt new or modify existing laws and regulations addressing data privacy, cybersecurity, the collection, processing, storage, transfer and use of data, and the use of AI. Many jurisdictions in which we operate globally have enacted, or are in the process of enacting, data privacy legislation or regulations aimed at creating and enhancing individual privacy rights. For example, the General Data Protection Regulation (GDPR) regulates the collection, use, and retention of personal information by our offerings in the EU. In addition, a growing number of U.S. states have enacted or introduced data privacy laws and regulations. Several countries have established specific legal requirements for cross-border data transfers and governmental authorities and privacy advocates around the world continue to propose new regulatory actions concerning data protection. For example, some jurisdictions are considering regulatory frameworks for AI, and generative AI, that implicate data protection laws.

These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. In our efforts to meet the various data privacy regulations that apply to us, we have made and continue to make certain operational changes to our products, business practices, and use of certain third party tools and vendors. Additionally, customer sensitivity to privacy continues to increase and our privacy statements and practices may create additional customer expectations about the collection, use, and sharing of personal information.

In addition, the evolution of global privacy treaties and frameworks has created compliance uncertainty and increased complexity. For example, the judicial invalidation of the EU-U.S. and Swiss-U.S. Privacy Shield frameworks that we relied on to transfer data has created additional compliance challenges for the transfer of EU personal data to the U.S. While a new EU-U.S. Privacy Shield framework has been proposed, its ultimate adoption and precise requirements are uncertain. While we rely on alternative approved methods for the transfer of this data, ongoing legal challenges to these and other transfer mechanisms could cause us to incur costs or change our business practices in a manner adverse to our business.

Each of these privacy, security and data protection requirements could impose significant limitations on us, require changes to our business, require notification to customers or workers of a security incident, restrict our use or storage of personal information, limit our use of third-party tools and vendors, or cause changes in customer purchasing behavior that may make our business more costly, less efficient or impossible to conduct, and may require us to modify our current or future products or services, which may make customers less likely to purchase our products and may harm our future financial results. Additionally, any actual or alleged noncompliance with these laws and regulations, or failure to meet customer expectations could result in negative publicity or harm to our reputation and subject us to investigations, claims or other remedies, including demands that we modify or cease existing business practices, and expose us to significant fines, penalties and other damages.

We have incurred, and may continue to incur, significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

We are frequently a party to litigation and regulatory inquiries which could result in an unfavorable outcome and have an adverse effect on our business, financial condition, results of operation and cash flows.

We are subject to various legal proceedings (including class action lawsuits), claims and regulatory inquiries that have arisen out of the ordinary conduct of our business and are not yet resolved and additional proceedings, claims and inquiries may arise in the future. The number and significance of these proceedings, claims and inquiries may increase as our businesses evolve. Any proceedings, claims or inquiries initiated by or against us, whether successful or not, may be time consuming; result in costly litigation, damage awards, consent decrees, injunctive relief or increased costs of business; require us to change our business practices or products; require significant amounts of management time; result in diversion of significant operations resources; or otherwise harm our business and future financial results. For further information about specific litigation, see Item 3, "*Legal Proceedings.*"

Third parties claiming that we infringe their proprietary rights may cause us to incur significant legal expenses and prevent us from selling our products.

We may become increasingly subject to infringement claims, including patent, copyright, trade secret, and trademark infringement claims. Litigation may be necessary to determine the validity and scope of the intellectual property rights of others. We have received a number of allegations of intellectual property infringement claims in the past and expect to receive more claims in the future based on allegations that our offerings infringe upon the intellectual property held by third parties. Some of these claims are the subject of pending litigation against us and against some of our customers. These claims may involve patent holding companies or other adverse intellectual property owners who have no relevant product revenues of their own, and against whom our own intellectual property may provide little or no deterrence. The ultimate outcome of any allegation is uncertain and, regardless of outcome, any such claim, with or without merit, may be time consuming to defend, result in costly litigation, divert management's time and attention from our business, require us to stop selling, delay shipping or redesign of our products, or require us to pay monetary damages for royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims may harm our business.

We are subject to risks associated with information disseminated through our services.

The laws relating to the liability of online services companies for information such as online content disseminated through their services are subject to frequent challenges, and there has been an increasing demand for repealing or limiting the protections afforded by these laws through either judicial decision or legislation. In spite of settled law in the U.S., claims are made against online services companies by parties who disagree with the content. Where our online content is accessed on the internet outside of the U.S., challenges may be brought under foreign laws which do not provide the same protections for online services companies as in the U.S. These challenges in either U.S. or foreign jurisdictions may require altering or limiting some of our services or may require additional contractual terms to avoid liabilities for our customers' misconduct and may further give rise to legal claims alleging defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through the services. Certain of our services include content generated by users of our online services. Although this content is not generated by us, claims of defamation or other injury may be made against us for that content. Any costs incurred as a result of this potential liability may harm our business.

FINANCIAL RISKS

The results of operations of our tax business may fluctuate from period to period due to the seasonality of the business and other factors beyond our control.

Our tax offerings have significant seasonal patterns. Revenue from income tax preparation products and services has historically been heavily concentrated from November through April, as the tax filing deadline for the IRS and many states is traditionally in April. This seasonality has caused significant fluctuations in our quarterly financial results. In addition, unanticipated changes to federal and state tax filing deadlines may further exacerbate the impact of the seasonality.

Our financial results may also fluctuate from quarter to quarter and year to year due to a variety of other factors, including factors that may affect the timing of revenue recognition. These include the timing of the availability of federal and state tax forms from taxing agencies and the ability of those agencies to receive electronic tax return submissions; changes to our offerings that result in the inclusion or exclusion of ongoing services; changes in product pricing strategies or product sales mix; changes in customer behavior; and the timing of our discontinuation of support for older product offerings. Other factors, including unanticipated changes to the tax code or the administration of government programs and payments by tax authorities, may cause variations from year to year in the number of tax filers. Any of the foregoing could negatively impact the number of tax returns we prepare and file and the operating results of our tax business. Other factors that may affect our quarterly or annual financial results include the timing of acquisitions, divestitures, and goodwill and acquired intangible asset impairment charges. Any fluctuations in our operating results may adversely affect our stock price.

If actual customer refunds for our offerings exceed the amount we have reserved, our future financial results may be harmed.

Like many software companies, we refund customers for product returns and subscription and service cancellations. We establish reserves against revenue in our financial statements based on estimated customer refunds. We closely monitor this refund activity in an effort to maintain adequate reserves. In the past, customer refunds have not differed significantly from these reserves. However, if we experience actual customer refunds or an increase in risks of collecting customer payments that significantly exceed the amount we have reserved, it may result in lower net revenue.

Unanticipated changes in our income tax rates or other indirect tax may affect our future financial results.

Our future effective income tax rates may be favorably or unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities, by changes in our stock price, or by changes in tax laws or their interpretation. In August 2022, the Inflation Reduction Act of 2022 was signed into law. This law, among other things, provides for a corporate alternative minimum tax on adjusted financial statement income (effective for us beginning in fiscal 2024), and an excise tax on corporate stock repurchases (effective for our share repurchases after January 1, 2023), and we are continuing to evaluate the impact it may have on our financial position and results of operations. There are several proposed changes to U.S. and non-U.S. tax legislation and the ultimate enactment of any of them could have a negative impact on our effective tax rate. Foreign governments may enact tax laws, including in response to guidelines issued by international organizations such as the Organization for Economic Cooperation and Development, that could result in further changes to global taxation and materially affect our financial position and results of operations. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. These continuous examinations may result in unforeseen tax-related liabilities, which may harm our future financial results.

An increasing number of states and foreign jurisdictions have adopted laws or administrative practices, that impose new taxes on all or a portion of gross revenue or other similar amounts or impose additional obligations to collect transaction taxes such as sales, consumption, value added, or similar taxes. We may not have sufficient lead time to build systems and processes to collect these taxes properly, or at all. Failure to comply with such laws or administrative practices, or a successful assertion by such states or foreign jurisdictions requiring us to collect taxes where we do not, could result in material tax liabilities, including for past sales, as well as penalties and interest.

Adverse global economic conditions could harm our business and financial condition.

Adverse macroeconomic conditions, and perceptions or expectations about current or future conditions, such as volatility or distress in the financial markets, recession or inflationary pressures, slowing growth, rising interest rates, rising unemployment, rising consumer debt levels, reduced consumer confidence or economic activity, government fiscal and tax policies, U.S. and international trade relationships, government shutdowns and austerity programs could negatively affect our business and financial condition. These macroeconomic conditions or global events, such as political instability and war, have caused, and could, in the future, cause disruptions and volatility in global financial markets, increased rates of default and bankruptcy, decreases in consumer and small business spending and other unforeseen consequences. It is difficult to predict the impact of such events on our partners, customers, members, or economic markets more broadly, which have been and will continue to be highly dependent upon the actions of governments and businesses in response to macroeconomic events, and the effectiveness of those actions. For example, in response to increasing inflation, the U.S. Federal Reserve has repeatedly raised interest rates since 2022 and signaled it expects additional rate increases in the future. Additionally, adverse developments that affect financial institutions, such as bank failures, or concerns or speculation about similar events or risks, could lead to liquidity challenges and further instability in the financial markets, which may in turn cause third parties, including customers, to become unable to meet their obligations under various types of financial arrangements. Moreover, because the majority of our revenue is derived from sales within the U.S., economic conditions in the U.S. have an even greater impact on us than companies with a more diverse international presence. Macroeconomic conditions, and perceptions or expectations about current or future conditions, could cause potential new customers not to purchase or to delay purchasing our products and services, and could cause our existing customers to discontinue purchasing or delay upgrades of our existing products and services. In addition, financial institution partners have decreased or suspended their activity on Credit Karma's platform and may continue to do so, and increased interest rates may make offers from Credit Karma's financial institution partners less attractive to Credit Karma's members. Members may decrease their engagement on the platform or their creditworthiness could be negatively impacted, reducing members' ability to qualify for credit cards and loans. Decreased consumer spending levels could also reduce payment processing volumes causing reductions in our payments revenue. High unemployment and changes in the tax code and the government programs that are administered by tax authorities have caused, and could in the future cause, a significant decrease in the number of tax returns filed, which may have a significant effect on the number of tax returns we prepare and file. In addition, weakness in the end-user consumer and small business markets could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us, which could increase our credit risk exposure and cause delays in our recognition of revenue or future sales to these customers. Adverse economic conditions may also increase the costs of operating our business, including vendor, supplier and workforce expenses. Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets or increased regulatory liquidity and capital requirements may strain our liquidity positions. Such conditions may also expose us to fluctuations in foreign currency exchange rates or interest rates that could materially and adversely affect our financial results. Any of the foregoing could harm our business and negatively impact our future financial results.

We provide capital to small businesses, which exposes us to certain risk, and may cause us material financial or reputational harm.

We provide capital to qualified small businesses, which exposes us to the risk of our borrowers' inability to repay such loans. We have also entered into credit arrangements with financial institutions to obtain the capital we provide under this offering. Any termination or interruption in the financial institutions' ability to lend to us could interrupt our ability to provide capital to qualified small businesses. Further, our credit decisioning, pricing, loss forecasting, scoring and other models used to evaluate loan applications may contain errors or may not adequately assess creditworthiness of our borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information. Moreover, adverse macroeconomic conditions may have a significant impact on small businesses and may increase the likelihood that our borrowers are unable to repay their loans. If any of the foregoing events were to occur, our reputation, relationships with borrowers, collections of loans receivable and financial results could be harmed.

Amortization of acquired intangible assets and impairment charges may cause significant fluctuation in our net income.

Our acquisitions have resulted in significant expenses, including amortization and impairment of acquired technology and other acquired intangible assets, and impairment of goodwill. Total costs and expenses in these categories were $646 million in fiscal 2023; $556 million in fiscal 2022; and $196 million in fiscal 2021. Although under current accounting rules goodwill is not amortized, we may incur impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions. We test the impairment of goodwill annually in our fourth fiscal quarter or more frequently if indicators of impairment arise. The timing of the formal annual test may result in charges to our statement of operations in our fourth fiscal quarter that may not have been reasonably foreseen in prior periods. At July 31, 2023, we had $13.8 billion in goodwill and $6.4 billion in net acquired intangible assets on our consolidated balance sheet, both of which may be subject to impairment charges in the future. New acquisitions, and any impairment of the value of acquired intangible assets, may have a significant negative impact on our future financial results.

We have incurred indebtedness and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

As of July 31, 2023, we had an aggregate of $6.1 billion of indebtedness outstanding under our senior unsecured notes, senior unsecured credit facility, and secured credit facilities. Under the agreements governing our indebtedness, we are permitted to incur additional debt. This debt, and any debt that we may incur in the future, may adversely affect our financial condition and future financial results by, among other things:

- increasing our vulnerability to downturns in our business, to competitive pressures and to adverse economic and industry conditions;

- requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures, share repurchases and acquisitions; and

- limiting our flexibility in planning for, or reacting to, changes in our businesses and our industries.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets or reduce or delay planned capital, operating or investment expenditures. Such measures may not be sufficient to enable us to service our debt.

Additionally, the agreements governing our indebtedness impose restrictions on us and require us to comply with certain covenants. For example, our credit facilities restrict the ability of our subsidiaries to incur indebtedness and require us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. In addition, our credit facilities and the indenture governing our senior unsecured notes limit our ability to create liens on our and subsidiaries' assets and engage in sale and leaseback transactions. If we breach any of these covenants and do not obtain a waiver from the lenders or the noteholders, as applicable, then, subject to applicable cure periods, any or all of our outstanding indebtedness may be declared immediately due and payable. There can be no assurance that any refinancing or additional financing would be available on terms that are favorable or acceptable to us, if at all.

Under the terms of our outstanding senior unsecured notes, we may be required to repurchase the notes for cash prior to their maturity in connection with the occurrence of certain changes of control that are accompanied by certain downgrades in the credit ratings of the notes. The repayment obligations under the notes may have the effect of discouraging, delaying or preventing a takeover of our company. If we were required to pay the notes prior to their scheduled maturity, it could have a negative impact on our cash position and liquidity and impair our ability to invest financial resources in other strategic initiatives.

In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities. If our credit ratings are downgraded or other negative action is taken, the interest rate payable by us under our unsecured revolving credit facility may increase. In addition, adverse economic conditions or any downgrades in our credit ratings may affect our ability to obtain additional financing in the future and may negatively impact the terms of any such financing.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

We have a stock repurchase program under which we are authorized to repurchase our common stock. The repurchase program does not have an expiration date and we are not obligated to repurchase a specified number or dollar value of shares. Our repurchase program may be suspended or terminated at any time. Even if our stock repurchase program is fully implemented, it may not enhance long-term stockholder value. Also, the amount, timing, and execution of our stock repurchase programs may fluctuate based on our priorities for the use of cash for other purposes and because of changes in cash flows, tax laws, and the market price of our common stock.

Our stock price may be volatile and your investment could lose value.

Our stock price is subject to changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock, our credit ratings and market trends unrelated to our performance. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business, security of our products, or legal proceedings can cause changes in our stock price. These factors, as well as general economic and political conditions, including the effects of a general slowdown in the global economy, inflationary pressures, pandemics and endemics, the Russia-Ukraine war, and the timing of announcements in the public market regarding new products, product enhancements or technological advances by our competitors or us, and any announcements by us of acquisitions, major transactions, or management changes may adversely affect our stock price. Moreover, inflationary pressures, pandemics and endemics, and the Russia-Ukraine war have caused significant volatility in the global financial markets, which has resulted in significant volatility in our stock price recently. Further, any changes in the amounts or frequency of share repurchases or dividends may also adversely affect our stock price. A significant drop in our stock price could expose us to the risk of securities class action lawsuits, which may result in substantial costs and divert management's attention and resources, which may adversely affect our business.

ITEM 1B - UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

Our principal locations, their purposes, and the expiration dates for the leases on facilities at those locations as of July 31, 2023, are shown in the table below. We have renewal options on many of our leases.

Location	Purpose	Approximate Square Feet	Principal Lease Expiration Dates
Mountain View, California	Corporate headquarters and principal offices for Small Business & Self-Employed segment	487,000	2024 - 2026
Mountain View, California	Corporate headquarters and principal offices for Small Business & Self-Employed segment	185,000	Owned
Bangalore, India	Principal offices for Intuit India	478,000	2024 - 2027
San Diego, California	Principal offices for Consumer segment	466,000	Owned
Oakland, California	Principal offices for Credit Karma segment	167,000	2031
Plano, Texas	Principal offices for ProTax segment	166,000	2026

We also lease or own facilities in a number of domestic locations and lease facilities internationally in Canada, Israel, the United Kingdom, Australia, and several other locations. We believe our facilities are suitable and adequate for our current and near-term needs, and that we will be able to locate additional facilities as needed. See Note 10 to the consolidated financial statements in Item 8 of this Annual Report for more information about our lease commitments.

ITEM 3 - LEGAL PROCEEDINGS

See Note 14 to the consolidated financial statements in Item 8 of this Annual Report for a description of legal proceedings.

ITEM 4 - MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Intuit's common stock is quoted on the Nasdaq Global Select Market under the symbol "INTU."

Stockholders

As of August 25, 2023, we had approximately 585 record holders and approximately 1,770,000 beneficial holders of our common stock.

Dividends

We declared cash dividends that totaled $3.12 per share of outstanding common stock, or $898 million, during fiscal 2023 and $2.72 per share of outstanding common stock, or $781 million, during fiscal 2022. In August 2023, our Board of Directors declared a quarterly cash dividend of $0.90 per share of outstanding common stock payable on October 17, 2023 to stockholders of record at the close of business on October 9, 2023. We currently expect to continue to pay comparable cash dividends on a quarterly basis in the future; however, future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Stock repurchase activity during the three months ended July 31, 2023 was as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans
May 1, 2023 through May 31, 2023	454,836	$429.17	454,836	$1,816,346,071
June 1, 2023 through June 30, 2023	334,450	$444.42	334,450	$1,667,708,387
July 1, 2023 through July 31, 2023	252,530	$480.56	252,530	$1,546,351,912
Total	1,041,816	$446.52	1,041,816	

Note: On August 19, 2022, our Board approved an increased authorization under our existing stock repurchase program to purchase up to an additional $2 billion of our common stock. All of the shares repurchased during the three months ended July 31, 2023, were purchased under this plan. At July 31, 2023, we had authorization from our Board of Directors for up to $1.5 billion in stock repurchases. On August 22, 2023, our Board approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $2.3 billion of our common stock.

Company Stock Price Performance

The graph below compares the cumulative total stockholder return on Intuit common stock for the last five full fiscal years with the cumulative total returns on the S&P 500 Index and the Morgan Stanley Technology Index for the same period. The graph assumes that $100 was invested in Intuit common stock and in each of the other indices on July 31, 2018, and that all dividends were reinvested. The comparisons in the graph below are based on historical data – with Intuit common stock prices based on the closing price on the dates indicated – and are not intended to forecast the possible future performance of Intuit's common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Intuit Inc., the S&P 500 Index, and Morgan Stanley Technology Index



	July 31, 2018	July 31, 2019	July 31, 2020	July 31, 2021	July 31, 2022	July 31, 2023
Intuit Inc.	$ 100.00	$ 136.87	$ 152.39	$ 265.17	$ 229.51	$ 259.35
S&P 500	$ 100.00	$ 107.99	$ 120.90	$ 164.96	$ 157.31	$ 177.78
Morgan Stanley Technology Index	$ 100.00	$ 111.79	$ 160.06	$ 221.17	$ 199.64	$ 250.87

ITEM 6 - [RESERVED]

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers of our consolidated financial statements with the perspectives of management. This should allow the readers of this report to obtain a comprehensive understanding of our businesses, strategies, current trends, and future prospects. Our MD&A includes the following sections:

- *Executive Overview:* High-level discussion of our operating results and some of the trends that affect our business.

- *Critical Accounting Policies and Estimates:* Policies and estimates that we believe are important to understanding the assumptions and judgments underlying our financial statements.

- *Results of Operations:* A more detailed discussion of our revenue and expenses.

- *Liquidity and Capital Resources:* Discussion of key aspects of our consolidated statements of cash flows, changes in our consolidated balance sheets, and our financial commitments.

You should note that this MD&A contains forward-looking statements that involve risks and uncertainties. Please see the section entitled *"Forward-Looking Statements"* immediately preceding Part I of this Annual Report for important information to consider when evaluating such statements.

You should read this MD&A in conjunction with the consolidated financial statements and related notes in Item 8 of this Annual Report.

On December 3, 2020, we acquired Credit Karma in a business combination, which operates as a separate reportable segment. We have included their results of operations in our consolidated results of operations from the date of acquisition. Segment operating income for Credit Karma includes all direct expenses related to selling and marketing, product development, and general and administrative, which is different from our other reportable segments where we do not fully allocate corporate expenses. Therefore, Credit Karma segment operating income is not comparable to the segment operating income of our other reportable segments. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information.

On November 1, 2021, we acquired all of the outstanding equity of The Rocket Science Group LLC (Mailchimp). Our Mailchimp offerings are part of our Small Business & Self-Employed segment. We have included the results of operations of Mailchimp in our consolidated statements of operations from the date of acquisition. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information.

On August 1, 2022, to better align our personal finance strategy, our Mint offering moved from our Consumer segment to our Credit Karma segment. Revenue and operating results for Mint are not material, and the previously reported segment results have not been reclassified. Effective August 1, 2022, the operating results for Mint are included in the Credit Karma segment.

On August 1, 2022, we renamed our ProConnect segment as the ProTax segment. This segment continues to serve professional accountants.

EXECUTIVE OVERVIEW

This overview provides a high-level discussion of our operating results and some of the trends that affect our business. We believe that an understanding of these trends is important in order to understand our financial results for fiscal 2023, as well as our future prospects. This summary is not intended to be exhaustive, nor is it a substitute for the detailed discussion and analysis provided elsewhere in this Annual Report on Form 10-K.

Industry Trends and Seasonality

Industry Trends

Artificial intelligence (AI) is transforming multiple industries, including financial technology. Disruptive start-ups, emerging ecosystems, and mega-platforms are harnessing new technology to create personalized experiences, deliver data-driven insights, and increase speed of service. These shifts are creating a more dynamic and highly competitive environment where customer expectations are shifting around the world as more services become digitized and the array of choices continues to increase.

Seasonality

Our Consumer and ProTax offerings have a significant and distinct seasonal pattern as sales and revenue from our income tax preparation products and services are typically concentrated in the period from November through April. This seasonal pattern typically results in higher net revenues during our second and third quarters ending January 31 and April 30, respectively.

In fiscal 2021, the IRS extended the tax filing deadline from April to May 17, 2021. As a result of this extension, a significant amount of our fiscal 2021 Consumer segment and ProTax segment revenues were recognized in the fourth quarter as compared to the third quarter of fiscal 2023 and 2022.

We expect the seasonality of our Consumer and ProTax businesses to continue to have a material impact on our quarterly financial results in the future.

Key Challenges and Risks

Our growth strategy depends upon our ability to initiate and embrace disruptive technology trends, to enter new markets, and to drive broad adoption of the products and services we develop and market. Our future growth also increasingly depends on the strength of our third-party business relationships and our ability to continue to develop, maintain, and strengthen new and existing relationships. To remain competitive and continue to grow, we are investing significant resources in our product development, marketing, and sales capabilities, and we expect to continue to do so in the future. Much of our future success also depends on our ability to continue to attract, retain, and develop highly skilled employees in a highly competitive talent environment.

As we offer more online services, the ongoing operation and availability of our platforms and systems and those of our external service providers is becoming increasingly important. Because we help customers manage their financial lives, we face risks associated with the hosting, collection, use, and retention of personal customer information and data. We are investing significant management attention and resources in our information technology infrastructure and in our privacy and security capabilities, and we expect to continue to do so in the future.

We operate in industries that are experiencing an increasing amount of fraudulent activities by malicious third parties. We implement additional security measures, and we continue to work with state and federal governments to implement industry-wide security and anti-fraud measures, including sharing information regarding suspicious activity. We received ISO 27001 certification for a portion of our systems, and we continue to invest in security measures and to work with the broader industry and government to protect our customers against this type of fraud.

For a complete discussion of the most significant risks and uncertainties affecting our business, please see *"Forward-Looking Statements"* immediately preceding Part I and *"Risk Factors"* in Item 1A of Part I of this Annual Report.

Overview of Financial Results

The most important financial indicators that we use to assess our business are revenue growth for the company as a whole and for each reportable segment; operating income growth for the company as a whole; earnings per share; and cash flow from operations. We also track certain non-financial drivers of revenue growth and, when material, identify them in the applicable discussions of segment results below. Service offerings are a significant part of our business. Our total service and other revenue was $12.4 billion, or 86% of our total revenue in fiscal 2023, and we expect our total service and other revenue to continue to grow in the future.

Key highlights for fiscal 2023 include the following:

Revenue of
$14.4 B
up 13% from fiscal 2022

Small Business & Self-Employed revenue of
$8.0 B
up 24% from fiscal 2022

Consumer revenue of
$4.1 B
up 6% from fiscal 2022

Credit Karma revenue of
$1.6 B
down 9% from fiscal 2022

ProTax revenue of
$561 M
up 3% from fiscal 2022

Operating income of
$3.1 B
up 22% from fiscal 2022

Net income of
$2.4 B
up 15% from fiscal 2022

Diluted net income per share of
$8.42
up 16% from fiscal 2022

Cash flow from operations of
$5.0 B
up 30% from fiscal 2022

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), we are required to make estimates, assumptions, and judgments that can have a material impact on our net revenue, operating income or loss and net income or loss, as well as on the value of certain assets and liabilities on our consolidated balance sheets. We believe that the estimates, assumptions, and judgments involved in the following accounting policies have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies:

- Revenue Recognition
- Business Combinations
- Goodwill, Acquired Intangible Assets, and Other Long-Lived Assets – Impairment Assessments
- Legal Contingencies
- Accounting for Income Taxes – Estimates of Deferred Taxes, Valuation Allowances, and Uncertain Tax Positions

Our senior management has reviewed the development and selection of these critical accounting policies and their disclosure in this Annual Report on Form 10-K with the Audit and Risk Committee of our Board of Directors.

Revenue Recognition

We derive our revenue primarily from the sale of online services such as tax, accounting, payroll, merchant payment processing services, delivery of qualified links, marketing automation, customer relationship management, and packaged desktop software products and desktop software subscriptions. Our contracts with customers often include promises to transfer multiple products and services. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. The primary judgments include identifying the performance obligations in the contract and determining whether the performance obligations are distinct. If any of these judgments were to change, it could cause a material increase or decrease in the amount of revenue we report in a particular period. For additional information, see *"Revenue Recognition"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report.

Business Combinations

As described in *"Description of Business and Summary of Significant Accounting Policies – Business Combinations,"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, under the acquisition method of accounting we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to exercise judgment and make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities related to uncertain tax positions, and contingencies. This method allows us to refine these estimates over a one-year measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could materially decrease our operating income and net income and result in lower asset values on our consolidated balance sheets.

Significant estimates and assumptions that we must make in estimating the fair value of acquired technology, customer lists, and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets – Impairment Assessments

We estimate the fair value of acquired intangible assets and other long-lived assets that have finite useful lives whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable. We test for potential impairment of goodwill annually in our fourth fiscal quarter or whenever indicators of impairment arise. The timing of the annual test may result in charges to our consolidated statements of operations in our fourth fiscal quarter that could not have been reasonably foreseen in prior periods.

As described in *"Description of Business and Summary of Significant Accounting Policies – Goodwill, Acquired Intangible Assets and Other Long-Lived Assets,"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, in order to estimate the fair value of goodwill, we use a weighted combination of a discounted cash flow model (known as the income approach) and comparisons to publicly traded companies engaged in similar businesses (known as the market approach). The income approach requires us to use a number of assumptions, including market factors specific to the business, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a rate of return that considers the relative risk of achieving the cash flows and the time value of money. We evaluate cash flows at the reporting unit level. Although the assumptions we use in our discounted cash flow model are consistent with the assumptions we use to generate our internal strategic plans and forecasts, significant judgment is required to estimate the amount and timing of future cash flows from each reporting unit and the relative risk of achieving those cash flows. When using the market approach, we make judgments about the comparability of publicly traded companies engaged in similar businesses. We base our judgments on factors such as size, growth rates, profitability, risk, and return on investment. We also make judgments when adjusting market multiples of revenue, operating income, and earnings for these companies to reflect their relative similarity to our own businesses. See Note 6 to the consolidated financial statements in Item 8 of this Annual Report for a summary of goodwill by reportable segment.

We estimate the recoverability of acquired intangible assets and other long-lived assets that have finite useful lives by comparing the carrying amount of the asset to the future undiscounted cash flows that we expect the asset to generate. In order to estimate the fair value of those assets, we estimate the present value of future cash flows from those assets. The key assumptions that we use in our discounted cash flow model are the amount and timing of estimated future cash flows to be generated by the asset over an extended period of time and a rate of return that considers the relative risk of achieving the cash flows and the time value of money. Significant judgment is required to estimate the amount and timing of future cash flows and the relative risk of achieving those cash flows. We also make judgments about the remaining useful lives of acquired intangible assets and other long-lived assets that have finite lives. See Note 6 to the consolidated financial statements in

Item 8 of this Annual Report for a summary of cost, accumulated amortization, and weighted-average life in years for our acquired intangible assets.

Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. For example, if our future operating results do not meet current forecasts or if we experience a sustained decline in our market capitalization that is determined to be indicative of a reduction in fair value of one or more of our reporting units, we may be required to record future impairment charges for goodwill and acquired intangible assets. Impairment charges could materially decrease our future net income and result in lower asset values on our consolidated balance sheets.

During the fourth quarters of fiscal 2023, fiscal 2022, and fiscal 2021, we performed our annual goodwill impairment tests. Using the methodology described in *"Description of Business and Summary of Significant Accounting Policies – Goodwill, Acquired Intangible Assets and Other Long-Lived Assets,"* in Note 1 to the consolidated financial statements in Item 8 of this Annual Report, we determined that the estimated fair values of all of our reporting units substantially exceeded their carrying values and that they were not impaired.

Legal Contingencies

We are subject to certain legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. We review the status of each significant matter quarterly and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we record a liability and an expense for the estimated loss. If we determine that a loss is possible and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. Significant judgment is required in the determination of whether a potential loss is probable, reasonably possible, or remote, as well as in the determination of whether a potential exposure is reasonably estimable. Our accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Potential legal liabilities and the revision of estimates of potential legal liabilities could have a material impact on our financial position and results of operations. See Note 14 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Accounting for Income Taxes – Estimates of Deferred Taxes, Valuation Allowances, and Uncertain Tax Positions

We estimate our income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the United States Internal Revenue Service or other taxing jurisdictions. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be realized. To the extent we believe that realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding tax expense in our consolidated statements of operations.

We record a valuation allowance to reflect uncertainties about whether we will be able to utilize our deferred tax assets before they expire. We assess the need for an adjustment to the valuation allowance on a quarterly basis. The assessment is based on our estimates of future sources of taxable income in the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable. While we have considered future taxable income in assessing the need for a valuation allowance for the periods presented, we could in the future be required to increase the valuation allowance to take into account additional deferred tax assets that we may be unable to realize. An increase in the valuation allowance could have an adverse impact on our income tax provision and net income in the period in which we record the change.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate our uncertain tax positions on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results. See Note 11 to the consolidated financial statements in Item 8 of this Annual Report for more information.

RESULTS OF OPERATIONS

A discussion regarding our financial condition and results of operations for fiscal 2023 compared to fiscal 2022 is presented below. A discussion regarding our financial condition and results of operations for fiscal 2022 compared to fiscal 2021 can be found under Item 7 of Part II in our Annual Report on Form 10-K for the fiscal year ended July 31, 2022, filed with the SEC on September 2, 2022, which is available free of charge on the SEC's website at *www.sec.gov* and on the Investor Relations section of our corporate website at *investors.intuit.com*.

Financial Overview

(Dollars in millions, except per share amounts)	Fiscal 2023	Fiscal 2022	Fiscal 2021	2023-2022 % Change	2022-2021 % Change
Total net revenue	$14,368	$12,726	$9,633	13%	32%
Operating income	3,141	2,571	2,500	22%	3%
Net income	2,384	2,066	2,062	15%	0%
Diluted net income per share	$8.42	$7.28	$7.56	16%	(4%)

Total net revenue increased $1.6 billion, or 13%, in fiscal 2023 compared with fiscal 2022. Our Small Business & Self-Employed segment revenue increased 24% primarily due to growth in our Online Ecosystem revenue. Our fiscal 2022 Online Ecosystem revenue includes Mailchimp revenue from the date of acquisition, which was November 1, 2021, and our fiscal 2023 Online Ecosystem revenue includes Mailchimp revenue for the full fiscal year. Revenue for our Consumer segment increased 6% primarily due to a shift in mix to our higher-priced product offerings including our TurboTax Live and Premium offerings, as well as higher effective prices, partially offset by a decrease in total tax returns. These increases were offset by a 9% decrease in Credit Karma segment revenue, primarily due to decreases in our personal loan, home loan, auto insurance, and auto loan verticals. See *"Segment Results"* later in this Item 7 for more information.

Operating income increased $570 million, or 22%, in fiscal 2023 compared with fiscal 2022. The increase was due to the higher revenue described above, partially offset by an increase in expenses. Expenses increased primarily due to staffing, share-based compensation, and amortization of other acquired intangible assets, partially offset by a one-time charge related to a settlement recorded in the previous fiscal year and a decrease in marketing expenses. See "Operating Expenses" later in this Item 7 and Note 14 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Net income increased $318 million in fiscal 2023 compared with fiscal 2022 due to the increase in operating income described above, partially offset by increases in income tax expense and interest expense. Interest expense increased as a result of higher interest rates on our term loan, and the term loan was outstanding during the entire twelve month period of fiscal 2023, compared to only nine months during fiscal 2022. Diluted net income per share increased 16% to $8.42 for fiscal 2023, in line with the increase in net income.

Segment Results

The information below is organized in accordance with our four reportable segments. All of our segments operate and sell to customers primarily in the United States. Total international net revenue was approximately 8%, 8%, and 5% of consolidated total net revenue for the twelve months ended July 31, 2023, 2022, and 2021, respectively.

On December 3, 2020, we acquired Credit Karma in a business combination and it operates as a separate reportable segment. We have included the results of operations of Credit Karma in our consolidated statements of operations from the date of acquisition. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information. Segment operating income for Credit Karma includes all direct expenses, which is different from our other reportable segments where we do not allocate all corporate expenses.

On November 1, 2021, we acquired Mailchimp in a business combination. Our Mailchimp offerings are part of our Small Business & Self-Employed segment. We have included the results of operations of Mailchimp in our consolidated statements of operations from the date of acquisition.

On August 1, 2022, to better align our personal finance strategy, our Mint offering moved from our Consumer segment to our Credit Karma segment. Revenue and operating results for Mint are not material, and the previously reported segment results have not been reclassified. Effective August 1, 2022, the operating results for Mint are included in the Credit Karma segment.

On August 1, 2022, we renamed our ProConnect segment as the ProTax segment. This segment continues to serve professional accountants.

Segment operating income is segment net revenue less segment cost of revenue and operating expenses. We include expenses such as corporate selling and marketing, product development, general and administrative, and non-employment related legal and litigation settlement costs, which are not allocated to specific segments, in unallocated corporate items as part of other corporate expenses. For our Credit Karma segment, expenses include all direct expenses related to selling and marketing, product development, and general and administrative. Unallocated corporate items for all segments include share-based compensation, amortization of acquired technology, amortization of other acquired intangible assets, goodwill and intangible asset impairment charges, and professional fees and transaction charges related to business combinations. These unallocated costs for all segments totaled $4.9 billion in fiscal 2023, $4.3 billion in fiscal 2022, and $2.9 billion in fiscal 2021. Unallocated corporate items increased in fiscal 2023 compared with fiscal 2022 primarily due to increases in share-based compensation expense, corporate selling and marketing expense, and corporate product development, partially offset by a one-time charge related to a settlement recorded in the previous fiscal year. See Note 15 to the consolidated financial statements in Item 8 of this Annual Report for reconciliations of total segment operating income to consolidated operating income for each fiscal year presented.

Small Business & Self-Employed



Total Small Business & Self-Employed Segment Revenue
(in millions)
$8,038
$6,460
$4,688
Fiscal 2023
Fiscal 2022
Fiscal 2021
Product
Service and other

Small Business & Self-Employed segment revenue includes both Online Ecosystem and Desktop Ecosystem revenue.

Our Online Ecosystem includes revenue from:

- QuickBooks Online, QuickBooks Live, QuickBooks Online Advanced and QuickBooks Self-Employed financial and business management offerings;
- QuickBooks Online Payroll;
- Merchant payment processing and bill pay services for small businesses that use online offerings;
- Mailchimp's marketing automation and customer relationship management offerings;
- QuickBooks Checking; and
- Financing for small businesses.

Our Desktop Ecosystem includes revenue from:

- QuickBooks Desktop software subscriptions (QuickBooks Desktop Pro Plus, QuickBooks Desktop Premier Plus, and QuickBooks Enterprise, and ProAdvisor Program memberships for the accounting professionals who serve small businesses);
- Desktop payroll products (QuickBooks Basic Payroll, QuickBooks Assisted Payroll, and QuickBooks Enhanced Payroll);
- Merchant payment processing services for small businesses that use desktop offerings;
- Financial supplies; and
- Financing for small businesses.

Segment product revenue is primarily derived from revenue related to delivery of software licenses and the related updates, including version protection, for our QuickBooks Desktop subscriptions and desktop payroll offerings which are part of our Desktop Ecosystem. Segment service and other revenue is primarily derived from our Online Ecosystem revenue and revenue from the services and support that are provided as part of our QuickBooks Desktop subscription and desktop payroll offerings, as well as merchant payment processing services.

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Fiscal 2021	2023-2022 % Change	2022-2021 % Change
Product revenue	$ 1,325	$ 1,113	$ 1,085		
Service and other revenue	6,713	5,347	3,603		
Total segment revenue	$ 8,038	$ 6,460	$ 4,688	24%	38%
% of total revenue	56%	51%	49%		
Segment operating income	$ 4,532	$ 3,499	$ 2,590	30%	35%
% of related revenue	56%	54%	55%		

Revenue classified by significant product and service offerings was as follows:

(Dollars in millions)	Fiscal 2023		Fiscal 2022		Fiscal 2021		2023-2022 % Change	2022-2021 % Change
Net revenue:								
QuickBooks Online Accounting	$	2,849	$	2,267	$	1,699	26%	33%
Online Services		2,910		2,171		1,051	34%	107%
Total Online Ecosystem		5,759		4,438		2,750	30%	61%
QuickBooks Desktop Accounting		1,110		851		789	30%	8%
Desktop Services and Supplies		1,169		1,171		1,149	—%	2%
Total Desktop Ecosystem		2,279		2,022		1,938	13%	4%
Total Small Business & Self-Employed	$	8,038	$	6,460	$	4,688	24%	38%

Revenue for our Small Business & Self-Employed segment increased $1.6 billion, or 24%, in fiscal 2023 compared with fiscal 2022. The increase was primarily due to growth in Online Ecosystem revenue. Our fiscal 2022 Online Ecosystem revenue includes Mailchimp revenue from the date of acquisition, which was November 1, 2021, and our fiscal 2023 Online Ecosystem revenue includes Mailchimp revenue for the full fiscal year.

Online Ecosystem

Online Ecosystem revenue increased $1.3 billion, or 30%, in fiscal 2023 compared with fiscal 2022. QuickBooks Online Accounting revenue increased 26% in fiscal 2023 compared with fiscal 2022 primarily due to an increase in customers, higher effective prices, and a shift in mix to our higher-priced offerings. Online Services revenue increased 34% in fiscal 2023 compared with fiscal 2022 primarily from higher Mailchimp revenue due to the timing of our acquisition in the second quarter of fiscal 2022 and increases in revenue from our payroll and payments offerings. Online payroll revenue increased due to an increase in customers and a shift in mix to higher-end offerings. Online payments revenue increased due to an increase in customers and an increase in total payment volume per customer.

Desktop Ecosystem

Desktop Ecosystem revenue increased $257 million, or 13%, in fiscal 2023 compared with fiscal 2022, primarily due to price increases and customer growth in our QuickBooks Desktop and Enterprise subscription offerings. In the first quarter of fiscal 2022, we discontinued our QuickBooks Desktop packaged software products and now sell only on a subscription basis.

Small Business & Self-Employed segment operating income increased $1.0 billion, or 30%, in fiscal 2023 compared with fiscal 2022, primarily due to the increases in revenue described above, which were partially offset by higher staffing expenses, sales-related expenses, and outside services expenses.

Consumer

Total Consumer Segment Revenue



Consumer segment product revenue is derived primarily from TurboTax desktop tax return preparation software and related form updates.

Consumer segment service and other revenue is derived primarily from TurboTax Online and TurboTax Live offerings, electronic tax filing services, and connected services.

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Fiscal 2021	2023-2022 % Change	2022-2021 % Change
Product revenue	$ 211	$ 208	$ 201		
Service and other revenue	3,924	3,707	3,362		
Total segment revenue	$ 4,135	$ 3,915	$ 3,563	6%	10%
% of total revenue	29 %	31 %	37 %		
Segment operating income	$ 2,707	$ 2,483	$ 2,237	9%	11%
% of related revenue	65 %	63 %	63 %		

Revenue for our Consumer segment increased $220 million, or 6%, in fiscal 2023 compared with fiscal 2022, primarily due to a shift in mix to our higher-priced product offerings, including our TurboTax Live and Premium offerings, as well as higher effective prices, partially offset by a decrease in total tax returns.

Consumer segment operating income increased $224 million, or 9%, in fiscal 2023 compared with fiscal 2022, primarily due to the increase in revenue described above and lower marketing expenses.

Effective August 1, 2022, our Mint offering is part of our Credit Karma segment.

Credit Karma



Total Credit Karma Segment Revenue

Credit Karma segment revenue is primarily derived from cost-per-action transactions, which include the delivery of qualified links that result in completed actions such as credit card issuances and personal loan funding; cost-per-click and cost-per-lead transactions, which include user clicks on advertisements or advertisements that allow for the generation of leads, and primarily relate to mortgage and insurance businesses; and Credit Karma Money. Credit Karma also includes revenue from our Mint offering.

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Fiscal 2021	2023-2022 % Change	2022-2021 % Change
Product revenue	$ —	$ —	$ —		
Service and other revenue	1,634	1,805	865		
Total segment revenue	$ 1,634	$ 1,805	$ 865	(9%)	109%
% of total revenue	11 %	14 %	9 %		
Segment operating income	$ 428	$ 531	$ 182	(19%)	192%
% of related revenue	26 %	29 %	21 %		

We acquired Credit Karma on December 3, 2020. Our results of operations include the operations of Credit Karma beginning on the date of acquisition.

Revenue for our Credit Karma segment decreased $171 million, or 9%, in fiscal 2023 compared with fiscal 2022, primarily due to decreases in our personal loan, home loan, auto insurance, and auto loan verticals, partially offset by increases in our credit card vertical and Credit Karma Money. Economic uncertainty and rising interest rates continue to influence the lending behaviors of our partners.

Credit Karma segment operating income decreased $103 million, or 19%, in fiscal 2023 compared with fiscal 2022, primarily due to the decrease in revenue described above and higher staffing expenses, which were partially offset by lower marketing expenses.

Effective August 1, 2022, our Mint offering is part of our Credit Karma segment.

ProTax

Total ProTax Segment Revenue



ProTax segment product revenue is derived primarily from Lacerte, ProSeries, and ProFile desktop tax preparation software products, and related form updates.

ProTax segment service and other revenue is derived primarily from ProConnect Tax Online tax products, electronic tax filing services, connected services, and bank products.

(Dollars in millions)	Fiscal 2023		Fiscal 2022		Fiscal 2021		2023-2022 % Change	2022-2021 % Change
Product revenue	$	434	$	426	$	412		
Service and other revenue		127		120		105		
Total segment revenue	$	561	$	546	$	517	3%	6%
% of total revenue		4 %		4 %		5 %		
Segment operating income	$	395	$	383	$	372	3%	3%
% of related revenue		70 %		70 %		72 %		

Revenue for our ProTax segment increased $15 million, or 3%, in fiscal 2023 compared with fiscal 2022, primarily due to a shift in mix to higher-value customers and higher effective prices.

ProTax segment operating income increased $12 million, or 3%, in fiscal 2023 compared with fiscal 2022, primarily due to the increase in revenue described above and relatively stable expenses.

In August 2022, we renamed our ProConnect segment as the ProTax segment. This segment continues to serve professional accountants.

Cost of Revenue

(Dollars in millions)	Fiscal 2023	% of Related Revenue	Fiscal 2022	% of Related Revenue	Fiscal 2021	% of Related Revenue
Cost of product revenue	$ 71	4%	$ 69	4%	$ 69	4%
Cost of service and other revenue	2,909	23%	2,197	20%	1,564	20%
Amortization of acquired technology	163	n/a	140	n/a	50	n/a
Total cost of revenue	$ 3,143	22%	$ 2,406	19%	$ 1,683	17%

Our cost of revenue has three components: (1) cost of product revenue, which includes the direct costs of manufacturing and shipping or electronically downloading our desktop software products; (2) cost of service and other revenue, which includes the direct costs associated with our online and service offerings, such as costs for data processing and storage capabilities from cloud providers, ongoing production support costs, customer support costs, costs for the tax and bookkeeping experts that support our TurboTax Live and QuickBooks Live offerings, and costs related to credit score providers; and (3) amortization of acquired technology, which represents the cost of amortizing developed technologies that we have obtained through acquisitions, over their useful lives.

Cost of product revenue as a percentage of product revenue was consistent in fiscal 2023 compared with fiscal 2022. Costs of product revenue are expensed as incurred, and we do not defer any of these costs when product revenue is deferred.

Cost of service and other revenue as a percentage of service and other revenue increased in fiscal 2023 compared to fiscal 2022. The increase is primarily due to an increase in share-based compensation expense and the decrease in revenue for our Credit Karma segment described above.

Operating Expenses

(Dollars in millions)	Fiscal 2023	% of Total Net Revenue	Fiscal 2022	% of Total Net Revenue	Fiscal 2021	% of Total Net Revenue
Selling and marketing	$ 3,762	26%	$ 3,526	29%	$ 2,644	28%
Research and development	2,539	18%	2,347	18%	1,678	17%
General and administrative	1,300	9%	1,460	11%	982	10%
Amortization of other acquired intangible assets	483	3%	416	3%	146	2%
Total operating expenses	$ 8,084	56%	$ 7,749	61%	$ 5,450	57%

Total operating expenses as a percentage of total net revenue decreased in fiscal 2023 compared to fiscal 2022. Total net revenue increased $1.6 billion, or 13%, and total operating expenses increased $335 million, or 4%. The increase in total operating expenses was primarily due to increases of $414 million for staffing due to higher headcount, $176 million for share-based compensation, and $67 million for amortization of other acquired intangible assets, which were partially offset by decreases of $141 million for a one-time charge related to a settlement recorded in the previous fiscal year and $121 million for marketing.

Non-Operating Income and Expenses

Interest Expense

Interest expense of $248 million in fiscal 2023 consisted primarily of interest on our unsecured term loan, senior unsecured notes, and secured revolving credit facilities. Interest expense of $81 million in fiscal 2022 consisted primarily of interest on our unsecured term loan, senior unsecured notes, and secured revolving credit facility. Interest expense for fiscal 2023 increased compared to fiscal 2022, primarily due to higher interest rates on our term loan and the term loan was outstanding during the entire period of fiscal 2023, compared to only nine months during fiscal 2022. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Interest and Other Income, Net

(In millions)	Fiscal 2023		Fiscal 2022		Fiscal 2021	
Interest income [1]	$	106	$	15	$	11
Net gain (loss) on executive deferred compensation plan assets [2]		12		(12)		28
Other [3]		(22)		49		46
Total interest and other income, net	$	96	$	52	$	85

[1] Interest income increased in fiscal 2023 compared to fiscal 2022, primarily due to higher interest rates and higher invested balances.

[2] In accordance with authoritative guidance, we record gains and losses associated with executive deferred compensation plan assets in interest and other income, and gains and losses associated with the related liabilities in operating expenses. The total amounts recorded in operating expenses for each period are approximately equal to the total amounts recorded in interest and other income in those periods.

[3] In fiscal 2023, we recorded $6 million of losses on other long-term investments. In fiscal 2022, we recorded $47 million of net gains on other long-term investments.

Income Taxes

Our effective tax rate for fiscal 2023 was approximately 20%. Excluding the tax benefits related to share-based compensation and a transfer of certain intangible assets from our United Kingdom subsidiary to the United States, our effective tax rate was approximately 24%. This rate differed from the federal statutory rate of 21% primarily due to state income taxes and non-deductible share-based compensation, which were partially offset by the benefit we received from the federal research and experimentation credit.

Our effective tax rate for fiscal 2022 was approximately 19%. Excluding excess tax benefits related to share-based compensation, our effective tax rate was approximately 24%. This rate differed from the federal statutory rate of 21% primarily due to state income taxes and non-deductible share-based compensation, which were partially offset by the benefit we received from the federal research and experimentation credit. See Note 11 to the consolidated financial statements in Item 8 of this Annual Report for more information about our effective tax rates.

At July 31, 2023, we had net deferred tax assets of $60 million which included a valuation allowance for state research and experimentation tax credit carryforwards, foreign loss carryforwards, and state operating loss carryforwards. See "Critical Accounting Policies and Estimates" earlier in this Item 7 and Note 11 to the consolidated financial statements in Item 8 of this Annual Report for more information. Under the 2017 Tax Cuts & Jobs Act, research and development costs incurred in taxable years beginning after December 31, 2021 are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes. The mandatory capitalization requirement, effective for us beginning August 1, 2022, significantly increased our deferred tax assets and income taxes payable for fiscal 2023.

The Inflation Reduction Act was enacted on August 16, 2022. This law, among other provisions, provides a corporate alternative minimum tax on adjusted financial statement income, which is effective for us beginning in fiscal 2024. We do not expect the impact of the corporate minimum tax to be material.

In the current global tax policy environment, the U.S. and other domestic and foreign governments continue to consider, and in some cases enact, changes in corporate tax laws. As changes occur, we account for finalized legislation in the period of enactment.

LIQUIDITY AND CAPITAL RESOURCES

Overview

At July 31, 2023, our cash, cash equivalents, and investments totaled $3.7 billion, an increase of $381 million from July 31, 2022, due to the factors described in *"Statements of Cash Flows"* below. Our primary sources of liquidity have been cash from operations, which primarily includes the collection of accounts receivable for products and services, the issuance of senior unsecured notes, and borrowings under our credit facilities. Our primary uses of cash have been for research and development programs, selling and marketing activities, acquisitions of businesses, repurchases of our common stock under our stock repurchase programs, the payment of cash dividends, debt service costs and debt repayment, and capital projects. As discussed in *"Executive Overview – Industry Trends and Seasonality"* earlier in this Item 7, our business is subject to significant seasonality. The balance of our cash, cash equivalents, and investments generally fluctuates with that seasonal pattern. We believe the seasonality of our business is likely to continue in the future.

The following table summarizes selected measures of our liquidity and capital resources at the dates indicated:

(Dollars in millions)	July 31, 2023	July 31, 2022	$ Change	% Change
Cash, cash equivalents, and investments	$ 3,662	$ 3,281	$ 381	12 %
Long-term investments	105	98	7	7 %
Short-term debt	—	499	(499)	NM
Long-term debt	6,120	6,415	(295)	(5)%
Working capital	1,767	1,417	350	25 %
Ratio of current assets to current liabilities	1.5 : 1	1.4 : 1		

_____
NM - Not meaningful

We have historically generated significant cash from operations, and we expect to continue to do so during fiscal 2024. Our cash, cash equivalents, and investments totaled $3.7 billion at July 31, 2023, none of those funds were restricted, and approximately 90% of those funds were located in the U.S.

On November 1, 2021, we terminated our amended and restated credit agreement dated May 2, 2019, and entered into a credit agreement with certain institutional lenders with an aggregate principal amount of $5.7 billion, which includes a $4.7 billion unsecured term loan that matures on November 1, 2024, and a $1 billion unsecured revolving credit facility that matures on November 1, 2026. On November 1, 2021, we borrowed the full $4.7 billion under the unsecured term loan to fund a portion of the cash consideration for the acquisition of Mailchimp. At July 31, 2023, $4.2 billion was outstanding under the term loan. The $1 billion unsecured revolving credit facility is available to us for general corporate purposes and serves as a source of liquidity. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Our secured revolving credit facilities are available to fund a portion of our loans to qualified small businesses. At July 31, 2023, $430 million was outstanding under both secured revolving credit facilities. See *"Credit Facilities"* later in this Item 7 for more information.

Under the 2017 Tax Cuts & Jobs Act, research and development costs incurred in taxable years beginning after December 31, 2021 are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes. The mandatory capitalization requirement, effective for us beginning August 1, 2022, significantly increased our fiscal 2023 federal and state income taxes. IRS disaster-area tax relief allowed for the deferral of certain federal estimated tax payments normally due by the end of fiscal 2023. We expect to pay approximately $700 million related to this deferral during the first quarter of fiscal 2024.

Based on past performance and current expectations, we believe that our cash and cash equivalents, investments, and cash generated from operations will be sufficient to meet anticipated seasonal working capital needs, capital expenditure requirements, contractual obligations, commitments, debt service requirements, and other liquidity requirements associated with our operations for at least the next 12 months.

We expect to return excess cash generated by operations to our stockholders through repurchases of our common stock and payment of cash dividends, after taking into account our operating and strategic cash needs.

On December 3, 2020, we acquired Credit Karma. The fair value of the purchase consideration totaled $7.2 billion, and included $3.4 billion in cash, 10.6 million shares of Intuit common stock with a fair value of $3.8 billion, and assumed equity awards for services rendered through the acquisition date of $47 million. See *"Business Combinations"* below for more information.

On November 1, 2021, we acquired all of the outstanding equity of Mailchimp. The fair value of the purchase consideration totaled $12.0 billion, and included $5.7 billion in cash, and 10.1 million shares of Intuit common stock with a fair value of $6.3 billion. See *"Business Combinations"* below for more information.

We evaluate, on an ongoing basis, the merits of acquiring technology or businesses, or establishing strategic relationships with and investing in other companies. Our strong liquidity profile enables us to quickly respond to these types of opportunities.

Statements of Cash Flows

The following table summarizes selected items from our consolidated statements of cash flows for fiscal 2023, fiscal 2022, and fiscal 2021. See the consolidated financial statements in Item 8 of this Annual Report for complete consolidated statements of cash flows for those periods.

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net cash provided by (used in):			
Operating activities	$ 5,046	$ 3,889	$ 3,250
Investing activities	(922)	(5,421)	(3,965)
Financing activities	(4,269)	1,732	(3,176)
Effect of exchange rates on cash, cash equivalents, restricted cash, and restricted cash equivalents	—	(22)	13
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	$ (145)	$ 178	$ (3,878)

During fiscal 2023, we generated $5.0 billion in cash from operations. We also received $222 million from borrowings under our secured credit facilities, and $228 million from the issuance of common stock under employee stock plans. During the same period, we used $2.0 billion for the repurchase of shares of our common stock under our stock repurchase programs, $1.0 billion for the repayment of debt, $889 million for the payment of cash dividends, $633 million for payments for employee taxes withheld upon vesting of restricted stock units, $326 million for the net purchases of investments, $260 million for capital expenditures, and $256 million for net originations of term loans.

During fiscal 2022, we generated $3.9 billion in cash from operations. We also received $4.7 billion from borrowings under our term loan, $928 million for the net sales and maturities of investments, and $162 million from the issuance of common stock under employee stock plans. During the same period, we used $5.7 billion for the acquisition of a business, $1.9 billion for the repurchase of shares of our common stock under our stock repurchase programs, $774 million for the payment of cash dividends, $611 million for payments for employee taxes withheld upon vesting of restricted stock units, $414 million for net originations of term loans, and $229 million for capital expenditures.

Stock Repurchase Programs and Dividends on Common Stock

As described in Note 12 to the financial statements in Item 8 of this Annual Report, during fiscal 2023 and fiscal 2022, we continued to repurchase shares of our common stock under a series of repurchase programs that our Board of Directors has authorized. At July 31, 2023, we had authorization from our Board of Directors for up to $1.5 billion for stock repurchases. On August 22, 2023, our Board approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $2.3 billion of our common stock. We currently expect to continue repurchasing our common stock on a quarterly basis; however, future stock repurchases under the current program are at the discretion of management, and authorization of future stock repurchase programs is subject to the final determination of our Board of Directors.

We have continued to pay quarterly cash dividends on shares of our outstanding common stock. During fiscal 2023, we declared cash dividends that totaled $3.12 per share of outstanding common stock, or approximately $898 million. In August 2023, our Board of Directors declared a quarterly cash dividend of $0.90 per share of outstanding common stock payable on October 17, 2023 to stockholders of record at the close of business on October 9, 2023. We currently expect to continue to pay comparable cash dividends on a quarterly basis; however, future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors.

Business Combinations

Mailchimp

On November 1, 2021, we acquired all of the outstanding equity of Mailchimp for total consideration of $12.0 billion, which included $5.7 billion in cash and 10.1 million shares of Intuit common stock with a fair value of $6.3 billion. The fair value of the stock consideration is based on the October 29, 2021 closing price of Intuit common stock of $625.99.

Pursuant to the equity purchase agreement, we also issued approximately 583,000 restricted stock units (RSUs) in substitution of outstanding equity incentive awards. These RSUs have a grant date fair value of approximately $355 million and are being expensed over three years. Additionally, we issued approximately 325,000 RSUs with a total grant date fair value of approximately $211 million to Mailchimp employees, of which $151 million is being expensed over four years and $60 million was expensed during the first six months following the acquisition date.

Mailchimp is part of our Small Business & Self-Employed segment. We have included the financial results of Mailchimp in the consolidated financial statements from the date of acquisition. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Credit Karma

On December 3, 2020, we acquired Credit Karma for total consideration of $8.1 billion, which included assumed equity awards and restricted shares subject to a revest provision.

The fair value of the purchase consideration totaled $7.2 billion and included $3.4 billion in cash, 10.6 million shares of Intuit common stock with a fair value of $3.8 billion, and assumed equity awards for services rendered through the acquisition date of $47 million.

We also issued shares of common stock with a fair value of $275 million which are restricted due to a revest provision and are being expensed over a service period of three years. The share-based compensation expense related to these restricted shares is non-deductible for income tax purposes. Additionally, we assumed equity awards for future services with a fair value of $663 million that are being charged to expense over the remaining service periods, which average approximately three years.

The fair value of the stock consideration is based on the December 2, 2020 closing price of Intuit common stock of $355.49.

As part of the merger agreement, following the close of the transaction, we issued approximately $300 million of restricted stock units to employees of Credit Karma, which are being charged to expense over a service period of four years.

Credit Karma operates as a separate reportable segment. We have included the financial results of Credit Karma in the consolidated financial statements from the date of acquisition. See Note 7 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Commitments for Senior Unsecured Notes

In June 2020, we issued $2 billion of senior unsecured notes comprised of the following:

- $500 million of 0.650% notes due July 2023;
- $500 million of 0.950% notes due July 2025;
- $500 million of 1.350% notes due July 2027; and
- $500 million of 1.650% notes due July 2030 (together, the Notes).

During the fourth quarter of fiscal 2023, we repaid the $500 million in notes due in July 2023 when they became due using cash from operations. Interest is payable semiannually on January 15 and July 15 of each year. At July 31, 2023, our maximum commitment for interest payments under the Notes was $94 million through the maturity dates.

The Notes are senior unsecured obligations of Intuit and rank equally with all existing and future unsecured and unsubordinated indebtedness of Intuit and are redeemable by us at any time, subject to a make-whole premium. Upon the occurrence of change of control transactions that are accompanied by certain downgrades in the credit ratings of the Notes, we will be required to repurchase the Notes at a repurchase price equal to 101% of the aggregate outstanding principal plus any accrued and unpaid interest to but not including the date of repurchase. The indenture governing the Notes requires us to comply with certain covenants. For example, the Notes limit our ability to create certain liens and enter into sale and leaseback transactions. As of July 31, 2023, we were compliant with all covenants governing the Notes. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Credit Facilities

Unsecured Revolving Credit Facility and Term Loan

On November 1, 2021, we terminated our amended and restated credit agreement dated May 2, 2019 (2019 Credit Facility), and entered into a credit agreement with certain institutional lenders with an aggregate principal amount of $5.7 billion, which includes a $4.7 billion unsecured term loan that matures on November 1, 2024, and a $1 billion unsecured revolving credit facility that matures on November 1, 2026 (2021 Credit Facility).

On November 1, 2021, we borrowed the full $4.7 billion under the unsecured term loan to fund a portion of the cash consideration for the acquisition of Mailchimp. Under this agreement we may, subject to certain customary conditions, on one or more occasions, increase commitments under the term loan in an amount not to exceed $400 million in the aggregate. The term loan accrues interest at rates that are equal to, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.125%, or (ii) the Secured Overnight Finance Rate (SOFR) plus a margin that ranges from 0.625% to 1.125%. Actual margins under either election are based on our senior debt credit ratings. At July 31, 2023, $4.2 billion was outstanding under the term loan.

Under the 2021 Credit Facility, we may, increase commitments under the unsecured revolving credit facility in an amount not to exceed $250 million in the aggregate and may extend the maturity date up to two times, subject to customary conditions including lender approval. Advances under the unsecured revolving credit facility accrue interest at rates that are equal to, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.1%, or (ii) SOFR plus a margin that ranges from 0.69% to 1.1%. Actual margins under either election are based on our senior debt credit ratings. At July 31, 2023, no amounts were outstanding under the unsecured revolving credit facility. We monitor counterparty risk associated with the institutional lenders that are providing the credit facility.

The 2021 Credit Facility includes customary affirmative and negative covenants, including financial covenants that require us to maintain a ratio of total gross debt to annual earnings before interest, taxes, depreciation and amortization (EBITDA) of not greater than 3.25 to 1.00 and a ratio of annual EBITDA to annual interest expense of not less than 3.00 to 1.00 as of the last day of each fiscal quarter. As of July 31, 2023, we were compliant with all required covenants.

Secured Revolving Credit Facilities

On February 19, 2019, a subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2019 Secured Facility). The 2019 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. We have entered into several amendments to this facility, most recently on July 21, 2023. These amendments primarily increase the facility limit, extend the commitment term and maturity date, and update the benchmark interest rate. Under the amended 2019 Secured Facility, the facility limit is $500 million, of which $300 million is committed and $200 million is uncommitted. Advances accrue interest at adjusted daily simple SOFR plus 1.5%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.25% to 0.75%, depending on the total unused committed balance. The commitment term is through July 18, 2025, and the final maturity date is July 20, 2026. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2023, we were compliant with all required covenants. At July 31, 2023, $300 million was outstanding under the 2019 Secured Facility and the weighted-average interest rate was 6.91%. The outstanding balance is secured by cash and receivables of the subsidiary totaling $912 million.

On October 12, 2022, another subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2022 Secured Facility). The 2022 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. Under the agreement, the facility limit is $500 million, of which $150 million is committed and $350 million is uncommitted. Advances accrue interest at SOFR plus 1.3%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.2% to 0.4%, depending on the total unused committed balance. The commitment term is through October 12, 2024, and the final maturity date is October 13, 2025. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2023, we were compliant with all required covenants. At July 31, 2023, $130 million was outstanding under the 2022 Secured Facility and the weighted-average interest rate was 6.64%, which includes the interest on the unused committed portion. The outstanding balance is secured by cash and receivables of the subsidiary totaling $375 million.

Cash Held by Foreign Subsidiaries

Our cash, cash equivalents, and investments totaled $3.7 billion at July 31, 2023. Approximately 10% of those funds were held by our foreign subsidiaries and subject to repatriation tax considerations. These foreign funds were located primarily in Canada, the United Kingdom, and India. We do not expect to pay incremental U.S. taxes on repatriation. We have recorded income tax expense for Canada, India, and Israel withholding taxes on earnings that are not permanently reinvested. In the event that funds from foreign operations are repatriated to the United States, we would pay withholding taxes at that time.

CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations to make future payments at July 31, 2023:

	Payments Due by Period				
(In millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Amounts due under executive deferred compensation plan	$ 171	$ —	$ —	$ —	$ 171
Senior unsecured notes	—	500	500	500	1,500
Unsecured term loan	—	4,200	—	—	4,200
Secured revolving credit facilities	—	430	—	—	430
Interest and fees due on debt	314	171	23	17	525
Operating leases [(1)]	76	173	130	281	660
Purchase obligations [(2)]	596	887	123	440	2,046
Total contractual obligations [(3)]	$ 1,157	$ 6,361	$ 776	$ 1,238	$ 9,532

(1) Includes operating leases for facilities and equipment. Amounts do not include $22 million of future sublease income. We had no material finance leases at July 31, 2023. See Note 10 to the consolidated financial statements in Item 8 of this Annual Report for more information.

(2) Represents agreements to purchase products and services that are enforceable, legally binding, and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the payments.

(3) Other long-term obligations on our consolidated balance sheet at July 31, 2023, included long-term income tax liabilities of $76 million, which related primarily to unrecognized tax benefits. We have not included this amount in the table above because we cannot make a reasonably reliable estimate regarding the timing of settlements with taxing authorities, if any.

RECENT ACCOUNTING PRONOUNCEMENTS

For a description of recent accounting pronouncements, if any, and the potential impact of these pronouncements on our consolidated financial statements, see Note 1 to the financial statements in Item 8 of this Annual Report.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investment Portfolio and Interest Rate Risk

We actively monitor market conditions and developments specific to the securities in which we invest. We believe that we take a conservative approach to investing our funds in that we invest only in highly-rated securities and diversify our portfolio of investments. While we believe we take prudent measures to mitigate investment-related risks, such risks cannot be fully eliminated because of market circumstances that are outside our control.

Our investments consist of instruments that meet quality standards that are consistent with our investment policy. This policy specifies that, except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market funds, we diversify our investments by limiting our holdings with any individual issuer. We do not hold derivative financial instruments or European sovereign debt in our portfolio of investments. See Note 2 and Note 3 to the consolidated financial statements in Item 8 of this Annual Report for a summary of the amortized cost and fair value of our investments by type of issue.

Our cash equivalents and investments are subject to market risk due to changes in interest rates. Interest rate movements affect the interest income we earn on cash equivalents and investments and the value of those investments. At July 31, 2023, our cash equivalents and investments totaled $2.9 billion and had a weighted-average pre-tax yield of 4.898%. Total interest income for fiscal 2023 was $106 million. If the Federal Reserve Target Rate had increased by 25 basis points from the level of July 31, 2023, the value of our investments at that date would have decreased by approximately $2 million. If the Federal Reserve Target Rate had increased by 100 basis points from the level of July 31, 2023, the value of our investments at that date would have decreased by approximately $7 million.

We are also exposed to the impact of changes in interest rates as they affect our $5.7 billion unsecured credit facility, which includes a $4.7 billion unsecured term loan and a $1 billion unsecured revolving credit facility, and our secured revolving credit facilities. The unsecured term loan accrues interest at rates that are equal to the alternate base rate plus a margin that ranges from 0.0% to 0.125% or the Secured Overnight Finance Rate (SOFR), plus a margin that ranges from 0.625% to 1.125%. Advances under the unsecured revolving credit facility accrue interest at rates that are equal to the alternate base rate plus a margin that ranges from 0.0% to 0.1% or SOFR plus a margin that ranges from 0.69% to 1.1%. Actual margins under the unsecured credit facility are based on our senior debt credit ratings. Advances under the secured revolving credit facilities accrue interest at either SOFR plus 1.3% or adjusted simple SOFR plus 1.5%. Consequently, our interest expense fluctuates with changes in the general level of these interest rates. At July 31, 2023, $4.2 billion was outstanding under the unsecured term loan, no amounts were outstanding under the unsecured revolving credit facility, and $430 million was outstanding under the secured revolving credit facilities. See Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

In June 2020, we issued $2 billion of senior unsecured notes (together, the Notes) which was comprised of the following: $500 million of 0.650% notes due in July 2023, $500 million of 0.950% notes due in July 2025, $500 million of 1.350% notes due in July 2027, and $500 million of 1.650% notes due in July 2030. During the fourth quarter of fiscal 2023, we repaid the $500 million in notes due in July 2023 when they became due using cash from operations. We carry these Notes at face value, less unamortized discount and unamortized debt issuance costs on our consolidated balance sheets. Since these Notes bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of these Notes fluctuates when interest rates change. See Note 2 and Note 8 to the consolidated financial statements in Item 8 of this Annual Report for more information.

Impact of Foreign Currency Rate Changes

The functional currencies of our international operating subsidiaries are generally the local currencies. We translate the assets and liabilities of our foreign subsidiaries at the exchange rates in effect on the balance sheet date. We translate the revenue, costs, and expenses of our foreign subsidiaries at the average rates of exchange in effect during the period. We include translation gains and losses in the stockholders' equity section of our consolidated balance sheets. We include net gains and losses resulting from foreign exchange transactions in interest and other income or expense in our consolidated statements of operations.

Since we translate foreign currencies (primarily Canadian dollars, Indian rupees, and British pounds) into U.S. dollars for financial reporting purposes, currency fluctuations can have an impact on our financial results. The historical impact of currency fluctuations on our financial results has generally been immaterial. We believe that our exposure to currency exchange fluctuation risk is not material because our global subsidiaries invoice customers and satisfy their financial obligations almost exclusively in their local currencies. We believe the impact of currency fluctuations will continue to not be material in the foreseeable future due to the reasons cited above. As of July 31, 2023, we did not engage in foreign currency hedging activities.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1.   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

2.   INDEX TO FINANCIAL STATEMENT SCHEDULES

The following financial statement schedule is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements:

All other schedules not listed above have been omitted because they are inapplicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Intuit Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intuit Inc. (the Company) as of July 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2023, and the related notes and the financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated September 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of Distinct Performance Obligations in Revenue Contracts

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company enters into contracts with customers that often include promises to transfer multiple products and services. The Company has generally concluded that software licenses and services are separate performance obligations and revenues from software licenses and services are recognized as those products and services are provided.
	Given the nature of the Company's product and service offerings, there is complexity in determining whether software licenses and services are considered performance obligations that should be accounted for separately or together. Auditing the Company's determination of distinct performance obligations related to its various product and service offerings involved complex auditor judgment. In particular, significant judgment was required when assessing whether the promised products and services are separate performance obligations or inputs to a combined performance obligation due to the evaluation of the interdependency or interrelation of the promised products and services within each contract.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's processes, as they relate to the determination of distinct performance obligations. We also obtained an understanding of the Company's product and service offerings and tested the application of the revenue recognition accounting model to determine distinct performance obligations.
	Among other audit procedures, we evaluated whether the performance obligations identified by the Company were capable of being distinct and distinct in the context of the contract through review of contracts, discussions with management, observing product demonstrations and review of the Company's website and other marketing materials. More specifically, we evaluated the Company's determination of whether the contract was to deliver (1) multiple promised products or services that constitute separate performance obligations or (2) a single performance obligation that is comprised of the combined products or services. That is, considering the utility, integration, interrelation or interdependence of the products and services, we evaluated whether the multiple promised products and services that were delivered to the customer were outputs or inputs to a combined item.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1990.

San Jose, California
September 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Intuit Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Intuit Inc.'s internal control over financial reporting as of July 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Intuit Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of July 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of July 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2023, and the related notes and the financial statement schedule listed in the Index at Item 15(a) and our report dated September 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
September 1, 2023

INTUIT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)		Twelve Months Ended July 31, 2023		2022		2021
Net revenue:						
Product	$	1,970	$	1,747	$	1,698
Service and other		12,398		10,979		7,935
Total net revenue		14,368		12,726		9,633
Costs and expenses:						
Cost of revenue:						
Cost of product revenue		71		69		69
Cost of service and other revenue		2,909		2,197		1,564
Amortization of acquired technology		163		140		50
Selling and marketing		3,762		3,526		2,644
Research and development		2,539		2,347		1,678
General and administrative		1,300		1,460		982
Amortization of other acquired intangible assets		483		416		146
Total costs and expenses		11,227		10,155		7,133
Operating income		3,141		2,571		2,500
Interest expense		(248)		(81)		(29)
Interest and other income, net		96		52		85
Income before income taxes		2,989		2,542		2,556
Income tax provision		605		476		494
Net income	$	2,384	$	2,066	$	2,062
Basic net income per share	$	8.49	$	7.38	$	7.65
Shares used in basic per share calculations		281		280		270
Diluted net income per share	$	8.42	$	7.28	$	7.56
Shares used in diluted per share calculations		283		284		273

See accompanying notes.

INTUIT INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Twelve Months Ended July 31, 2023	2022	2021
Net income	$ 2,384	$ 2,066	$ 2,062
Other comprehensive income (loss), net of income taxes:			
Unrealized gain (loss) on available-for-sale debt securities	—	(10)	(3)
Foreign currency translation gain (loss)	5	(26)	11
Total other comprehensive income (loss), net	5	(36)	8
Comprehensive income	$ 2,389	$ 2,030	$ 2,070

See accompanying notes.

INTUIT INC.
CONSOLIDATED BALANCE SHEETS

	July 31,	
(Dollars in millions, except par value; shares in thousands)	**2023**	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,848	$ 2,796
Investments	814	485
Accounts receivable, net of allowance for doubtful accounts of $7 and $31	405	446
Notes receivable, net	687	509
Income taxes receivable	29	93
Prepaid expenses and other current assets	354	287
Current assets before funds receivable and amounts held for customers	5,137	4,616
Funds receivable and amounts held for customers	420	431
Total current assets	5,557	5,047
Long-term investments	105	98
Property and equipment, net	969	888
Operating lease right-of-use assets	469	549
Goodwill	13,780	13,736
Acquired intangible assets, net	6,419	7,061
Long-term deferred income tax assets	64	11
Other assets	417	344
Total assets	$ 27,780	$ 27,734
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ —	$ 499
Accounts payable	638	737
Accrued compensation and related liabilities	665	576
Deferred revenue	921	808
Income taxes payable	698	8
Other current liabilities	448	571
Current liabilities before funds payable and amounts due to customers	3,370	3,199
Funds payable and amounts due to customers	420	431
Total current liabilities	3,790	3,630
Long-term debt	6,120	6,415
Long-term deferred income tax liabilities	4	619
Operating lease liabilities	480	542
Other long-term obligations	117	87
Total liabilities	10,511	11,293
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value Authorized - 1,345 shares total; 145 shares designated Series A; 250 shares designated Series B Junior Participating Issued and outstanding - None	—	—
Common stock, $0.01 par value Authorized - 750,000 shares Outstanding - 280,421 shares at July 31, 2023 and 281,932 shares at July 31, 2022	3	3
Additional paid-in capital	19,026	17,722
Treasury stock, at cost	(16,772)	(14,805)
Accumulated other comprehensive loss	(55)	(60)
Retained earnings	15,067	13,581
Total stockholders' equity	17,269	16,441
Total liabilities and stockholders' equity	$ 27,780	$ 27,734

See accompanying notes.

INTUIT INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in millions, except per share amounts; shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance at July 31, 2020	**261,740**	**$ 3**	**$ 6,179**	**$ (11,929)**	**$ (32)**	**$ 10,885**	**$ 5,106**
Comprehensive income	—	—	—	—	8	2,062	2,070
Issuance of stock under employee stock plans, net of shares withheld for employee taxes	2,593	—	(187)	—	—	—	(187)
Stock repurchases under stock repurchase programs	(2,422)	—	—	(1,022)	—	—	(1,022)
Dividends and dividend rights declared ($2.36 per share)	—	—	—	—	—	(651)	(651)
Share-based compensation expense	—	—	755	—	—	—	755
Issuance of stock in a business combination	11,324	—	3,798	—	—	—	3,798
Balance at July 31, 2021	**273,235**	**3**	**10,545**	**(12,951)**	**(24)**	**12,296**	**9,869**
Comprehensive income	—	—	—	—	(36)	2,066	2,030
Issuance of stock under employee stock plans, net of shares withheld for employee taxes	2,361	—	(448)	—	—	—	(448)
Stock repurchases	(3,754)	—	—	(1,854)	—	—	(1,854)
Dividends and dividend rights declared ($2.72 per share)	—	—	—	—	—	(781)	(781)
Share-based compensation expense	—	—	1,309	—	—	—	1,309
Issuance of stock in a business combination	10,090	—	6,316	—	—	—	6,316
Balance at July 31, 2022	**281,932**	**3**	**17,722**	**(14,805)**	**(60)**	**13,581**	**16,441**
Comprehensive income	—	—	—	—	5	2,384	2,389
Issuance of stock under employee stock plans, net of shares withheld for employee taxes	3,189	—	(408)	—	—	—	(408)
Stock repurchases under stock repurchase programs	(4,700)	—	—	(1,967)	—	—	(1,967)
Dividends and dividend rights declared ($3.12 per share)	—	—	—	—	—	(898)	(898)
Share-based compensation expense	—	—	1,712	—	—	—	1,712
Balance at July 31, 2023	**280,421**	**$ 3**	**$ 19,026**	**$ (16,772)**	**$ (55)**	**$ 15,067**	**$ 17,269**

See accompanying notes.

INTUIT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 2,384	$ 2,066	$ 2,062
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	160	187	166
Amortization of acquired intangible assets	646	559	197
Non-cash operating lease cost	90	83	62
Share-based compensation expense	1,712	1,308	753
Deferred income taxes	(628)	120	(42)
Other	81	2	(39)
Total adjustments	2,061	2,259	1,097
Originations of loans held for sale	—	—	(41)
Sale and principal payments of loans held for sale	—	—	143
Changes in operating assets and liabilities:			
Accounts receivable	42	(31)	(104)
Income taxes receivable	64	29	(51)
Prepaid expenses and other assets	(75)	(121)	30
Accounts payable	(97)	(95)	206
Accrued compensation and related liabilities	88	(357)	(70)
Deferred revenue	111	71	22
Operating lease liabilities	(81)	(83)	(66)
Income taxes payable	690	6	(8)
Other liabilities	(141)	145	30
Total changes in operating assets and liabilities	601	(436)	(11)
Net cash provided by operating activities	5,046	3,889	3,250
Cash flows from investing activities:			
Purchases of corporate and customer fund investments	(1,015)	(830)	(1,489)
Sales of corporate and customer fund investments	240	1,524	229
Maturities of corporate and customer fund investments	449	234	550
Purchases of property and equipment	(210)	(157)	(53)
Capitalization of internal use software	(50)	(72)	(72)
Acquisitions of businesses, net of cash acquired	(33)	(5,682)	(3,064)
Originations and purchases of loans	(1,983)	(933)	(232)
Principal repayments of loans	1,727	519	136
Other	(47)	(24)	30
Net cash used in investing activities	(922)	(5,421)	(3,965)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	4,700	—
Repayments of debt	(1,009)	—	(338)
Repayments on borrowings under unsecured revolving credit facility	—	—	(1,000)
Proceeds from borrowings under secured revolving credit facilities	222	182	—
Repayments on borrowings under secured revolving credit facilities	(23)	—	—
Proceeds from issuance of stock under employee stock plans	228	162	196
Payments for employee taxes withheld upon vesting of restricted stock units	(633)	(611)	(383)
Cash paid for purchases of treasury stock	(1,967)	(1,861)	(1,005)

Dividends and dividend rights paid		(889)	(774)		(646)
Net change in funds receivable and funds payable and amounts due to customers		(197)	(56)		2
Other		(1)	(10)		(2)
Net cash provided by (used in) financing activities		**(4,269)**	**1,732**		**(3,176)**
Effect of exchange rates on cash, cash equivalents, restricted cash, and restricted cash equivalents		—	(22)		13
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents		**(145)**	**178**		**(3,878)**
Cash, cash equivalents, restricted cash, and restricted cash equivalents at beginning of period		2,997	2,819		6,697
Cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	$	**2,852**	$ **2,997**	$	**2,819**
Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents reported within the consolidated balance sheets to the total amounts reported on the consolidated statements of cash flows					
Cash and cash equivalents	$	2,848	$ 2,796	$	2,562
Restricted cash and restricted cash equivalents included in funds receivable and amounts held for customers		4	201		257
Total cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period	$	**2,852**	$ **2,997**	$	**2,819**
Supplemental disclosure of cash flow information:					
Interest paid	$	272	$ 67	$	30
Income taxes paid	$	484	$ 303	$	578
Supplemental schedule of non-cash investing activities:					
Issuance of common stock in business combinations	$	—	$ 6,316	$	3,798

See accompanying notes.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Intuit helps consumers and small businesses prosper by delivering financial management, compliance, and marketing products and services. We also provide specialized tax products to accounting professionals, who are key partners that help us serve small business customers.

Our global financial technology platform, which includes TurboTax, Credit Karma, QuickBooks, and Mailchimp, is designed to help consumers and small businesses manage their finances, get and retain customers, save money, pay off debt, and do their taxes with ease and confidence. For those customers who run small businesses, we are focused on helping them find and keep customers, get paid faster, pay their employees, manage and get access to capital, and ensure their books are done right. Lacerte, ProSeries, and ProConnect Tax Online are our leading tax preparation offerings for professional accountants. Incorporated in 1984 and headquartered in Mountain View, California, we sell our products and services primarily in the United States.

Basis of Presentation

These consolidated financial statements include the financial statements of Intuit and its wholly-owned subsidiaries. We have eliminated all material intercompany balances and transactions in consolidation. We have reclassified certain amounts previously reported in our financial statements that were not material, to conform to the current presentation.

We acquired Credit Karma on December 3, 2020. We have included the results of operations for Credit Karma in our consolidated statements of operations from the date of acquisition. Credit Karma operates as a separate reportable segment. See Note 15, *"Segment Information,"* for more information.

We acquired The Rocket Science Group LLC (Mailchimp) on November 1, 2021. We have included the results of operations for Mailchimp in our consolidated statements of operations from the date of acquisition. Our Mailchimp offerings are part of our Small Business & Self-Employed segment. See Note 7, *"Business Combinations,"* for more information.

On August 1 2022, we renamed our ProConnect segment as the ProTax segment. This segment continues to serve professional accountants. See Note 15, *"Segment Information,"* for more information.

On August 1, 2022, to better align our personal finance strategy, our Mint offering moved from our Consumer segment to our Credit Karma segment. See Note 15, *"Segment Information,"* for more information.

Seasonality

Our Consumer and ProTax offerings have a significant and distinct seasonal pattern as sales and revenue from our income tax preparation products and services are typically concentrated in the period from November through April. This seasonal pattern typically results in higher net revenues during our second and third quarters ending January 31 and April 30, respectively.

In fiscal 2021, the IRS extended the tax filing deadline from April to May 17, 2021. As a result of this extension, a significant amount of our fiscal 2021 Consumer segment and ProTax segment revenues were recognized in the fourth quarter as compared to the third quarter of fiscal 2023 and 2022.

Use of Estimates

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), we make certain judgments, estimates, and assumptions that affect the amounts reported in our financial statements and the disclosures made in the accompanying notes. For example, we use judgments and estimates in determining how revenue should be recognized. These judgments and estimates include identifying performance obligations, determining if the performance obligations are distinct, determining the standalone sales price (SSP) and timing of revenue recognition for each distinct performance obligation, and estimating variable consideration to be included in the transaction price. We use estimates in determining the collectibility of accounts receivable and notes receivable, the appropriate levels of various accruals including accruals for litigation contingencies, the discount rate used to calculate lease liabilities, the amount of our worldwide tax provision, the realizability of deferred tax assets, the credit losses of available-for-sale debt securities, reserves for losses, and the fair value of assets acquired and liabilities assumed for business combinations. We also use estimates in determining the remaining economic lives and fair values of acquired intangible assets, property and equipment, and other long-lived assets. In addition, we use assumptions to estimate the fair value of reporting units and share-based compensation. Despite our intention to establish accurate estimates and use reasonable assumptions, actual results may differ from our estimates.

Revenue Recognition

We derive revenue from the sale of software subscriptions, hosted services, payroll services, merchant payment processing services, packaged software products, live expert advice, financing for small businesses, delivery of qualified links, and financial supplies and hardware. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

Nature of Products and Services

Online Offerings

Our online offerings include TurboTax Online and TurboTax Live, ProConnect Tax Online, QuickBooks Online, online payroll, and merchant payment processing services for small businesses who use our online offerings. Our Mailchimp offerings include marketing automation and customer relationship management.

These online offerings provide customers with the right to use the hosted software over the contract period without taking possession of the software and are billed on either a subscription or consumption basis. Revenue related to our online offerings that are billed on a subscription basis is recognized ratably over the contract period. Revenue related to online offerings that are billed on a consumption basis is recognized when the customer consumes the related service.

Desktop Offerings

Our desktop offerings consist of our subscription-based QuickBooks Desktop products, our consumer and professional tax desktop products, which include TurboTax, Lacerte and ProSeries, our desktop payroll products, and merchant payment processing services for small businesses who use our desktop offerings.

Our QuickBooks Desktop software subscriptions include a term software license, version protection, enhancements, support, and various connected services. We recognize revenue for the software license and version protection at the time they are delivered and recognize revenue for support and connected services over the subscription term as the services are provided. We have determined that the enhancements included in our QuickBooks Desktop software subscriptions are not material within the context of the contract.

Our consumer and professional tax packaged desktop software products include an on-premise tax software license, related tax form updates, electronic filing service, and connected services. We recognize revenue for the software license and related tax form updates, as one performance obligation, over the period the forms and updates are delivered. We recognize revenue for our electronic filings service and connected services as those services are provided.

We also sell some of our consumer tax packaged desktop software products in non-consignment and consignment arrangements to certain retailers. Additionally, we sell our QuickBooks Enterprise software on retailer websites. For these retailers, we begin recognizing revenue at the later of when control has transferred to the retailer or customer for consumer tax packaged desktop software and upon activation of the subscriptions by the customer for QuickBooks subscription offerings.

Our desktop payroll products are sold as software subscriptions and include a term software license with a stand-ready obligation to maintain compliance with current payroll tax laws, support, and connected services. The term software license and stand-ready obligation to maintain compliance with current payroll tax laws is considered one performance obligation. Each of the performance obligations is considered distinct, and control is transferred to the customer over the subscription term. As a result, revenue is recognized ratably over the subscription term as services are provided.

We offer merchant payment processing services as a separately paid connected service for our QuickBooks Desktop packaged software products and software subscriptions, and revenue is recognized as the services are provided to the customers.

Other Solutions

Revenue from our Credit Karma segment is primarily comprised of revenue from the delivery of qualified links that result in completed actions, or cost-per-action transactions. Credit Karma also generates revenue from cost-per-click and cost-per-lead transactions. All revenue from our Credit Karma segment is included in service and other revenue in our consolidated statements of operations.

Cost-per-action revenue is earned based on a pre-determined fee for approved actions, such as when credit cards are issued or when personal loans and other loans to businesses are funded. Revenue is recognized when a lead is generated that results in one of these approved actions.

Cost-per-click and cost-per-lead revenue is primarily related to mortgage and insurance businesses. Cost-per-click revenue is earned as users click on our customers' advertisements and is recognized based on the number of clicks recorded each month.

Cost-per-lead revenue is earned via customer advertisements that allow the generation of leads from consumers interested in the advertised products and is recognized at the time a consumer request or lead is delivered to the customer.

Revenue from the sale of our financial supplies, such as printed check stock and hardware, including credit card readers for mobile phones, is recognized when control is transferred to the customer, which is generally when the products are shipped.

We also have revenue-sharing and royalty arrangements with third-party partners and recognize this revenue as earned based upon reporting provided to us by our partners. In instances where we do not have reporting from our partners, we estimate revenue based on information available to us at the time.

Product Revenue and Service and Other Revenue

Product revenue includes revenue from: QuickBooks Desktop software licenses and version protection; consumer and professional tax desktop licenses and the related form updates; desktop payroll licenses and related updates; and financial supplies.

Service and other revenue includes revenue from: our online offerings discussed above; our Credit Karma offerings; support, electronic filing services, and connected services included with our desktop offerings; merchant payment processing services; revenue-sharing and royalty arrangements; and interest on loans and amounts held for customers.

We record revenue net of sales tax obligations. For payroll services, we generally require customers to remit payroll tax funds to us in advance of the payroll date via electronic funds transfer. Revenue for electronic payment processing services that we provide to merchants is recorded net of interchange fees charged by credit card associations. We hold customer cash as part of delivering payroll and payment services, and we include in total net revenue the interest earned on these funds from the time they are collected until the time that we remit them to outside parties or merchants.

Judgments and Estimates

Our contracts with customers often include promises to transfer multiple products and services to a customer. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates. These judgments and estimates include identifying performance obligations in the contract, determining whether the performance obligations are distinct, determining the SSP for each distinct performance obligation, determining the timing of revenue recognition for distinct performance obligations, and estimating the amount of variable consideration to include in the transaction price.

The functionality of the software licenses included in our consumer and professional tax and payroll desktop offerings is dependent on the related enhancements and updates included in these offerings. Judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the related updates and recognized over time.

Our contracts with customers include promises to transfer various products and services, which are generally capable of being distinct performance obligations. In many cases, SSPs for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.

Our consumer and professional tax desktop products include an on-premise tax software license and related tax form updates that are recognized as the forms and updates are delivered. We measure progress toward complete satisfaction of the software license and related tax form updates using an output method based on the timing of when the tax forms are delivered.

We generally provide refunds to customers for product returns and subscription cancellations. We also provide promotional discounts and incentive rebates on retail and distribution sales. These refunds, discounts, and incentive rebates are accounted for as variable consideration when estimating the amount of revenue to recognize. Refunds are estimated based on historical experience and current business and economic indicators and are updated at the end of each reporting period as additional information becomes available to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Discounts and incentive rebates are estimated based on distributors' and retailers' performance against the terms and conditions of the rebate programs.

Deferred Revenue

We record deferred revenue when we have entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. During the twelve months ended July 31, 2023, we recognized revenue of $808 million, that was included in deferred revenue at July 31, 2022. During the twelve months ended July 31, 2022, we recognized revenue of $684 million, that was included in deferred revenue at July 31, 2021.

Our performance obligations are generally satisfied within 12 months of the initial contract date. As of July 31, 2023 and 2022, the deferred revenue balance related to performance obligations that will be satisfied after 12 months was $5 million and $6 million, respectively, and is included in other long-term obligations on our consolidated balance sheets.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Our sales commissions are considered incremental costs of obtaining the contract with a customer. Sales commissions for subscription offerings where we expect the benefit of those costs to continue longer than one year, are capitalized and amortized ratably over the period of benefit, which ranges from three to four years. Total capitalized costs to obtain a contract are not material and are included in prepaid expenses and other current assets and other assets on our consolidated balance sheets.

We apply a practical expedient to expense costs incurred to obtain a contract with a customer when the period of benefit is less than one year. These costs primarily include internal and external sales commissions for our consumer and professional tax offerings.

Shipping and Handling

We record the amounts we charge our customers for the shipping and handling of our software products as product revenue, and we record the related costs as cost of product revenue in our consolidated statements of operations.

Customer Service and Technical Support

We include the costs of customer service and technical support associated with our online or hosted offerings in cost of service and other revenue line in our consolidated statements of operations. We also include the costs of providing technical support for our desktop offerings in cost of service and other revenue. We include the costs of customer service related to desktop offerings in selling and marketing expense in our consolidated statements of operations. Customer service and technical support costs include costs associated with performing order processing, answering customer inquiries by telephone and through websites, e-mail, and other electronic means, and providing technical support assistance to customers. We expense the cost of providing this support as incurred.

Software Development Costs

We expense software development costs as we incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. To date, our software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, we have not capitalized any development costs. Costs we incur to enhance our existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development expense in our consolidated statements of operations.

Internal Use Software

We capitalize costs related to the development of hosted services that we provide to our customers and internal use of enterprise-level business and finance software in support of our operational needs. Costs incurred in the application development phase are capitalized and amortized on a straight-line basis over their useful lives, which are generally three to six years. Costs related to planning and other preliminary project activities and to post-implementation activities are expensed as incurred. We test these assets for impairment whenever events or changes in circumstances occur that could impact their recoverability.

Advertising

We expense all advertising costs as we incur them to selling and marketing expense in our consolidated statements of operations. We recorded advertising expense of approximately $1.5 billion for the twelve months ended July 31, 2023, $1.6 billion for the twelve months ended July 31, 2022, and $1.1 billion for the twelve months ended July 31, 2021.

Leases

Our leases are primarily operating leases for office facilities. We do not have material finance leases. We determine if an arrangement is a lease and classify it as either a finance or operating lease at lease inception. Operating leases are included in operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on our consolidated balance sheets.

Operating lease liabilities are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. Our leases generally do not have a readily determinable implicit rate, therefore we use our incremental borrowing rate at the commencement date in determining the present value of future payments. Our incremental borrowing rate is determined based on a yield curve derived from publicly traded bond offerings for companies with similar credit ratings to ours. Our lease terms may include options to purchase, extend, or terminate the lease when it is reasonably certain that we will exercise that option. We account for the lease and non-lease components as a single lease component.

We measure ROU assets based on the corresponding lease liabilities adjusted for any initial direct costs and prepaid lease payments made to the lessor before or at the commencement date, net of lease incentives. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are not included in the calculation of the ROU asset and lease liability and are recognized as lease expense is incurred. Our variable lease payments generally relate to amounts paid to lessors for common area maintenance under our real estate leases.

Our subleases generally do not relieve us of our primary obligations under the corresponding head lease. As a result, we account for the head lease based on the original assessment at inception. We determine if the sublease arrangement is either a sales-type, direct financing, or operating lease at inception. If the total remaining lease cost on the head lease for the term of the sublease is greater than the anticipated sublease income, the ROU asset is assessed for impairment. Our subleases are generally operating leases, and we recognize sublease income on a straight-line basis over the sublease term.

Capitalization of Interest Expense

We capitalize interest on capital projects, including facilities build-out projects and internal use computer software projects. Capitalization commences with the first expenditure for the project and continues until the project is substantially complete and ready for its intended use. We amortize capitalized interest to depreciation expense using the straight-line method over the same lives as the related assets. Capitalized interest was not material for any period presented.

Foreign Currency

The functional currencies of our international operating subsidiaries are generally the local currencies. We translate the assets and liabilities of our foreign subsidiaries at the exchange rates in effect on the balance sheet date. We translate the revenue, costs, and expenses of our foreign subsidiaries at the average rates of exchange in effect during the period. We include translation gains and losses in the stockholders' equity section of our consolidated balance sheets. We include net gains and losses resulting from foreign exchange transactions in interest and other income or expense in our consolidated statements of operations. Translation gains and losses and transaction gains and losses were not material for any period presented.

Income Taxes

We estimate our income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized. To the extent we believe that realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding income tax expense in our consolidated statements of operations.

We review the need for a valuation allowance to reflect uncertainties about whether we will be able to utilize some of our deferred tax assets before they expire. The valuation allowance analysis is based on our estimates of taxable income for the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable. While we have considered future taxable income in assessing the need for a valuation allowance for the periods presented, we could be required to record a valuation allowance to take into account additional deferred tax assets that we may be unable to realize. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we record the increase.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate our uncertain tax positions on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

A description of our accounting policies associated with tax-related contingencies and valuation allowances assumed as part of a business combination is provided under *"Business Combinations"* below.

Computation of Net Income Per Share

We compute basic net income per share using the weighted-average number of common shares outstanding during the period. We compute diluted net income per share using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of the shares issuable upon the exercise of stock options and upon the vesting of restricted stock units (RSUs) under the treasury stock method.

We include stock options with combined exercise prices and unrecognized compensation expense that are less than the average market price for our common stock, and RSUs with unrecognized compensation expense that is less than the average market price for our common stock, in the calculation of diluted net income per share. We exclude stock options with combined exercise prices and unrecognized compensation expense that are greater than the average market price for our common stock, and RSUs with unrecognized compensation expense that is greater than the average market price for our common stock, from the calculation of diluted net income per share because their effect is anti-dilutive. Under the treasury stock method, the amount that must be paid to exercise stock options and the amount of compensation expense for future service that we have not yet recognized for stock options and RSUs are assumed to be used to repurchase shares.

All of the RSUs we grant have dividend rights. Dividend rights are accumulated and paid when the underlying RSUs vest. Since the dividend rights are subject to the same vesting requirements as the underlying equity awards, they are considered a contingent transfer of value. Consequently, the RSUs are not considered participating securities, and we do not present them separately in earnings per share.

The following table presents the composition of shares used in the computation of basic and diluted net income per share for the periods indicated.

	Twelve Months Ended July 31,		
(In millions, except per share amounts)	2023	2022	2021
Numerator:			
Net income	$ 2,384	$ 2,066	$ 2,062
Denominator:			
Shares used in basic per share amounts:			
Weighted-average common shares outstanding	281	280	270
Shares used in diluted per share amounts:			
Weighted-average common shares outstanding	281	280	270
Dilutive common equivalent shares from stock options and restricted stock awards	2	4	3
Dilutive weighted-average common shares outstanding	283	284	273
Basic and diluted net income per share:			
Basic net income per share	$ 8.49	$ 7.38	$ 7.65
Diluted net income per share	$ 8.42	$ 7.28	$ 7.56
Shares excluded from diluted net income per share:			
Weighted-average stock options and restricted stock units that have been excluded from dilutive common equivalent shares outstanding due to their anti-dilutive effect	1	1	—

Cash Equivalents and Investments

We consider highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. In all periods presented, cash equivalents consist primarily of money market funds. Investments consist primarily of investment-grade available-for-sale debt securities. Except for direct obligations of the United States government, securities issued by agencies of the United States government, and money market funds, we diversify our investments by limiting our holdings with any individual issuer.

We use the specific identification method to compute gains and losses on investments. We record unrealized gains and losses on investments, net of tax, in accumulated other comprehensive income in the stockholders' equity section of our consolidated balance sheets and reflect unrealized gain and loss activity in other comprehensive income in our consolidated statements of comprehensive income. We generally classify available-for-sale debt securities as current assets based upon our ability and intent to use any and all of these securities as necessary to satisfy the significant short-term liquidity requirements that may arise from the highly seasonal nature of our businesses. Because of our significant business seasonality, stock repurchase programs, and acquisition opportunities, cash flow requirements may fluctuate dramatically from quarter to quarter and require us to use a significant amount of the investments we hold as available-for-sale.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are not interest bearing. Third-party payment processor receivables due from financial institutions for the settlement of credit and debit card transactions for the sales of our products and services are included in accounts receivable. We maintain an allowance for doubtful accounts to reserve for credit losses. In determining the amount of the allowance, we consider our historical level of credit losses, current economic trends that might impact the level of future credit losses, customer-specific information, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. We make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. When we determine that amounts are uncollectible, we write them off against the allowance.

Funds Receivable and Amounts Held for Customers and Funds Payable and Amounts Due to Customers

Funds receivable and amounts held for customers represents funds receivable from third-party payment processors for customer transactions and cash held on behalf of our customers that is invested in cash and cash equivalents and investment-grade available-for-sale debt securities, restricted for use solely for the purpose of satisfying amounts we owe on behalf of our customers. Funds payable and amounts due to customers consist of amounts we owe on behalf of our customers, such as direct deposit payroll funds and payroll taxes.

Property and Equipment

Property and equipment is stated at the lower of cost or realizable value, net of accumulated depreciation. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from two to 30 years. We amortize leasehold improvements using the straight-line method over the lesser of their estimated useful lives or remaining lease terms. We include the amortization of assets that are recorded under finance leases in depreciation expense. We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We did not record any material property or equipment impairment charges during the twelve months ended July 31, 2023, 2022, or 2021.

Business Combinations

The acquisition method of accounting for business combinations requires us to use significant estimates and assumptions, including fair value estimates, as of the business combination date and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for a business combination).

Under the acquisition method of accounting, we recognize separately from goodwill the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree, generally at the acquisition date fair value. We measure goodwill as of the acquisition date as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. Costs that we incur to complete the business combination, such as investment banking, legal, and other professional fees, are not considered part of consideration, and we recognize such costs as general and administrative expenses as they are incurred. Under the acquisition method, we also account for acquired company restructuring activities that we initiate separately from the business combination.

Should the initial accounting for a business combination be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date, and we record those adjustments to our financial statements. We apply those measurement period adjustments that we determine to be material retrospectively to comparative information in our financial statements, including adjustments to depreciation and amortization expense.

Under the acquisition method of accounting for business combinations, if we identify changes to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period, and they relate to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement period adjustment and we record the offset to goodwill. We record all other changes to deferred tax asset valuation allowances and liabilities related to uncertain tax positions in current period income tax expense. This accounting applies to all of our acquisitions regardless of acquisition date.

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets

Goodwill

We record goodwill when the fair value of consideration transferred in a business combination exceeds the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually during our fourth fiscal quarter and whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable.

In accordance with authoritative guidance, we define fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We consider and use all valuation methods that are appropriate in estimating the fair value of our reporting units and generally use a weighted combination of income and market approaches. Under the income approach, we estimate the fair value of each reporting unit based on the present value of future cash flows. We use a number of assumptions in our discounted cash flow model, including market factors specific to the business, the amount and timing of estimated future cash flows to be generated by the business over an extended period of time, long-term growth rates for the business, and a rate of return that considers the relative risk of achieving the cash flows and the time value of money. Under the market approach, we estimate the fair value of each reporting unit based on market multiples of revenue, operating income, and earnings for comparable publicly traded companies engaged in similar businesses. If the estimated fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired.

If the carrying value of the net assets assigned to a reporting unit exceeds the estimated fair value of the unit, we would record an impairment loss equal to the difference. We recorded no goodwill impairment charges for the twelve months ended July 31, 2023, 2022, or 2021.

Acquired Intangible Assets and Other Long-Lived Assets

We generally record acquired intangible assets that have finite useful lives, such as purchased technology, in connection with business combinations. We amortize the cost of acquired intangible assets on a straight-line basis over their estimated useful lives, which range from two to fifteen years. We review intangible assets that have finite useful lives and other long-lived assets whenever an event or change in circumstances indicates that the carrying value of the asset may not be recoverable. We estimate the recoverability of these assets by comparing the carrying amount of the asset to the future undiscounted cash flows that we expect the asset to generate. We estimate the fair value of assets that have finite useful lives based on the present value of future cash flows for those assets. If the carrying value of an asset with a finite life exceeds its estimated fair value, we would record an impairment loss equal to the difference. Impairment charges for acquired intangible assets and other long-lived assets were not material for the twelve months ended July 31, 2023, 2022, or 2021.

Share-Based Compensation Plans

RSUs granted typically vest based on continued service. We value these time-based RSUs at the date of grant using the intrinsic value method. We amortize the fair value of time-based RSUs on a straight-line basis over the service period. Certain RSUs granted to senior management vest based on the achievement of pre-established market or performance goals. We estimate the fair value of market-based RSUs at the date of grant using a Monte Carlo valuation methodology and amortize those fair values over the requisite service period for each separately vesting tranche of the award. The Monte Carlo methodology that we use to estimate the fair value of market-based RSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based RSUs at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria. We estimate the fair value of performance-based RSUs at the date of grant using the intrinsic value method and the probability that the specified performance criteria would be met. Each quarter we update our assessment of the probability that the specified performance criteria will be achieved and adjust our estimate of the fair value of the performance-based RSUs if necessary. We amortize the fair values of performance-based RSUs over the requisite service period for each separately vesting tranche of the award. All of the RSUs we grant have dividend rights that are subject to the same vesting requirements as the underlying equity awards, so we do not adjust the intrinsic (market) value of our RSUs for dividends.

We estimate the fair value of stock options granted using a lattice binomial model and a multiple option award approach. We amortize the fair value of stock options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

See Note 12, *"Stockholders' Equity,"* for a description of our share-based compensation plans and more information on the assumptions we use to calculate the fair value of share-based compensation.

Concentration of Credit Risk and Significant Customers and Suppliers

We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities, and other factors could negatively impact our operating results.

We are also subject to risks related to changes in the value of our material balance of investments. Our portfolio of investments consists of investment-grade securities. Except for direct obligations of the United States government, securities issued by agencies of the United States government and money market funds, we diversify our investments by limiting our holdings with any individual issuer. Our cash balances are primarily on deposit at high credit quality financial institutions. These deposits are typically in excess of insured limits.

We sell a portion of our products through third-party retailers and distributors. As a result, we face risks related to the collectibility of our accounts receivable. To appropriately manage this risk, we perform ongoing evaluations of customer credit and limit the amount of credit extended as we deem appropriate, but generally do not require collateral. We maintain reserves for estimated credit losses and these losses have historically been within our expectations. However, since we cannot predict future changes in the financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. No customer accounted for 10% or more of total net revenue for the twelve months ended July 31, 2023, 2022 or 2021, nor did any customer account for 10% or more of total accounts receivable at July 31, 2023 or July 31, 2022.

We rely primarily on one third-party vendor to perform the manufacturing and distribution functions for our retail desktop software products. We also have a key single-source vendor that prints and fulfills orders for most of our financial supplies business. While we believe that relying on key vendors improves the efficiency and reliability of our business operations, relying on any one vendor for a significant aspect of our business can have a material negative impact on our revenue and profitability if that vendor fails to perform at acceptable service levels for any reason, including financial difficulties of the vendor.

Accounting Standards Not Yet Adopted

We do not expect that any recently issued accounting pronouncements will have a material effect on our financial statements.

2. Fair Value Measurements

Fair Value Hierarchy

The authoritative guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. When determining fair value, we consider the principal or most advantageous market for an asset or liability and assumptions that market participants would use when pricing the asset or liability. In addition, we consider and use all valuation methods that are appropriate in estimating the fair value of an asset or liability.

The authoritative guidance establishes a fair value hierarchy that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities. In general, the authoritative guidance requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the measurement of its fair value. The three levels of input defined by the authoritative guidance are as follows:

- **Level 1** uses unadjusted quoted prices that are available in active markets for identical assets or liabilities.

- **Level 2** uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data for substantially the full term of the assets or liabilities.

- **Level 3** uses one or more unobservable inputs that are supported by little or no market activity and that are significant to the determination of fair value. Level 3 assets and liabilities include those whose fair values are determined using pricing models, discounted cash flow methodologies, or similar valuation techniques and significant management judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes financial assets and financial liabilities that we measured at fair value on a recurring basis at the dates indicated, classified in accordance with the fair value hierarchy described above.

(In millions)	At July 31, 2023			At July 31, 2022		
	Level 1	Level 2	Total Fair Value	Level 1	Level 2	Total Fair Value
Assets:						
Cash equivalents, primarily money market funds	$ 1,888	$ —	$ 1,888	$ 1,835	$ —	$ 1,835
Available-for-sale debt securities:						
Corporate notes	—	805	805	—	589	589
U.S. agency securities	—	209	209	—	96	96
Total available-for-sale debt securities	—	1,014	1,014	—	685	685
Total assets measured at fair value on a recurring basis	$ 1,888	$ 1,014	$ 2,902	$ 1,835	$ 685	$ 2,520
Liabilities:						
Senior unsecured notes[1]	$ —	$ 1,309	$ 1,309	$ —	$ 1,838	$ 1,838

[1] Carrying values on our consolidated balance sheets were $1.49 billion and $1.99 billion at July 31, 2023 and July 31, 2022, respectively. See Note 8, "*Debt*" for more information.

The following table summarizes our cash equivalents and available-for-sale debt securities by balance sheet classification and level in the fair value hierarchy at the dates indicated:

(In millions)	At July 31, 2023			At July 31, 2022		
	Level 1	Level 2	Total Fair Value	Level 1	Level 2	Total Fair Value
Cash equivalents:						
In cash and cash equivalents	$ 1,888	$ —	$ 1,888	$ 1,835	$ —	$ 1,835
Available-for-sale debt securities:						
In investments	$ —	$ 814	$ 814	$ —	$ 485	$ 485
In funds receivable and amounts held for customers	—	200	200	—	200	200
Total available-for-sale debt securities	$ —	$ 1,014	$ 1,014	$ —	$ 685	$ 685

We value our Level 1 assets, consisting primarily of money market funds, using quoted prices in active markets for identical instruments.

Financial assets whose fair values we measure on a recurring basis using Level 2 inputs consist of corporate notes and U.S. agency securities. We measure the fair values of these assets with the help of a pricing service that either provides quoted market prices in active markets for identical or similar securities or uses observable inputs for their pricing without applying significant adjustments. Our fair value processes include controls designed to ensure that we record appropriate fair values for our Level 2 investments. These controls include comparison to pricing provided by a secondary pricing service or investment manager, validation of pricing sources and models, review of key model inputs, analysis of period-over-period price fluctuations, and independent recalculation of prices where appropriate.

Financial liabilities whose fair values we measure using Level 2 inputs consist of senior unsecured notes. See Note 8, "*Debt*" for more information. We measure the fair value of our senior unsecured notes based on their trading prices and the interest rates we could obtain for other borrowings with similar terms.

There were no transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy during the twelve months ended July 31, 2023, 2022, or 2021.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis include reporting units measured at fair value in a goodwill impairment test and our long-term investments.

Estimates of fair value for reporting units fall under Level 3 of the fair value hierarchy. During the fourth quarters of fiscal 2023, fiscal 2022, and fiscal 2021, we performed our annual goodwill impairment tests. Using the methodology described in Note 1, we determined that the estimated fair values of all of our reporting units exceeded their carrying values and that they were not impaired.

Long-term investments represent non-marketable equity securities in privately held companies that do not have a readily determinable fair value. They are accounted for at cost and adjusted based on observable price changes from orderly transactions for identical or similar investments of the same issuer or impairment. These investments are classified as Level 3 in the fair value hierarchy because we estimate the value of these investments using a valuation method based on observable transaction price changes at the transaction date. We recognized no upward adjustments during the twelve months ended July 31, 2023. We recognized $54 million and $17 million of upward adjustments during the twelve months ended July 31, 2022 and July 31, 2021, respectively. Impairments recognized during the twelve months ended July 31, 2023, July 31, 2022, and July 31, 2021 were not material. Cumulative upward adjustments were $71 million, and cumulative impairments were not material through July 31, 2023 for measurement alternative investments held as of July 31, 2023. As of July 31, 2023 and July 31, 2022, the carrying value of long-term investments was $105 million and $98 million, respectively.

3. Cash and Cash Equivalents, Investments, and Funds Receivable and Amounts Held for Customers

The following table summarizes our cash and cash equivalents, investments, and funds receivable and amounts held for customers by balance sheet classification at the dates indicated.

(In millions)	July 31, 2023		July 31, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Classification on consolidated balance sheets:				
Cash and cash equivalents	$ 2,848	$ 2,848	$ 2,796	$ 2,796
Investments	819	814	490	485
Funds receivable and amounts held for customers	424	420	435	431
Total cash and cash equivalents, investments, and funds receivable and amounts held for customers	$ 4,091	$ 4,082	$ 3,721	$ 3,712

The following table summarizes our cash and cash equivalents, investments, and relevant portion of funds receivable and amounts held for customers by investment category at the dates indicated. As of July 31, 2023 and July 31, 2022, this excludes $216 million and $30 million, respectively, of funds receivable included on our consolidated balance sheets in funds receivable and amounts held for customers not measured and recorded at fair value.

(In millions)	July 31, 2023		July 31, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Type of issue:				
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$ 2,852	$ 2,852	$ 2,997	$ 2,997
Available-for-sale debt securities:				
Corporate notes	811	805	597	589
U.S. agency securities	212	209	97	96
Total available-for-sale debt securities	1,023	1,014	694	685
Total cash, cash equivalents, restricted cash, restricted cash equivalents, and investments	$ 3,875	$ 3,866	$ 3,691	$ 3,682

We include realized gains and losses on our available-for-sale debt securities in interest and other income or expense in our consolidated statements of operations. Gross realized gains and losses on our available-for-sale debt securities for the twelve months ended July 31, 2023, 2022, and 2021 were not material.

We accumulate unrealized gains and losses on our available-for-sale debt securities, net of tax, in accumulated other comprehensive income or loss in the stockholders' equity section of our consolidated balance sheets, except for certain unrealized losses described below. Gross unrealized gains and losses on our available-for-sale debt securities at July 31, 2023 and July 31, 2022 were not material.

For available-for-sale debt securities in an unrealized loss position, we determine whether a credit loss exists. The estimate of the credit loss is determined by considering available information relevant to the collectibility of the security and information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit loss is recorded to interest and other income on our consolidated statements of operations, not to exceed the amount of the unrealized loss. Any excess unrealized loss greater than the allowance for credit loss at a security level is recognized in accumulated other comprehensive income or loss in the stockholders' equity section of our consolidated balance sheets. We determined there were no credit losses related to available-for-sale debt securities as of July 31, 2023. Unrealized losses on available-for-sale debt securities at July 31, 2023 were not material. We do not intend to sell these investments. In addition, it is more likely than not that we will not be required to sell them before recovery of the amortized cost basis, which may be at maturity.

The following table summarizes our available-for-sale debt securities, included in investments and relevant portion of funds receivable and amounts held for customers, classified by the stated maturity date of the security at the dates indicated.

(In millions)	July 31, 2023		July 31, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 735	$ 730	$ 316	$ 313
Due within two years	147	144	298	293
Due within three years	141	140	79	78
Due after three years	—	—	1	1
Total available-for-sale debt securities	$ 1,023	$ 1,014	$ 694	$ 685

The following table summarizes our funds receivable and amounts held for customers by asset category at the dates indicated.

(In millions)	July 31, 2023	July 31, 2022	July 31, 2021	July 31, 2020
Restricted cash and restricted cash equivalents	$ 4	$ 201	$ 257	$ 255
Restricted available-for-sale debt securities and funds receivable	416	230	200	200
Total funds receivable and amounts held for customers	$ 420	$ 431	$ 457	$ 455

4. Notes Receivable and Allowances for Loan Losses

Notes receivable primarily consist of term loans to small businesses and refund advance loans to consumers. As of July 31, 2023 and July 31, 2022, the net notes receivable balance was $762 million and $540 million, respectively. The current portion is included in notes receivable, and the long term portion is included in other assets on our consolidated balance sheets. As of July 31, 2023 and July 31, 2022, the allowances for loan losses were not material.

Term loans to small businesses. We provide financing to small businesses via term loans. The term loans are not secured and are recorded at amortized cost, net of allowances for loan losses. As of July 31, 2023 and July 31, 2022, the net notes receivable balance for term loans was $757 million and $540 million, respectively. We maintain an allowance for loan losses to reserve for potentially uncollectible notes receivable. We evaluate the creditworthiness of our term loan portfolio on a pooled basis due to its composition of small, homogeneous loans with similar general credit risk and characteristics and apply a loss rate at the time of loan origination. The loss rate and underlying model are updated periodically to reflect actual loan performance and changes to assumptions. We make judgments about the known and inherent risks in the loan portfolio, adverse situations that may affect borrowers' ability to repay, and current and future economic conditions. When we determine that amounts are uncollectible, we write them off against the allowance. As of July 31, 2023 and July 31, 2022, the allowances for loan losses on term loans to small businesses were not material.

We consider a loan to be delinquent when the payments are one day past due. We place delinquent loans on nonaccrual status and stop accruing interest revenue. Loans are returned to accrual status if they are brought current or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as per contractual terms. Past due amounts were not material for all periods presented.

Interest revenue is earned on loans originated and held to maturity in accordance with the specified period of time and defined interest rate noted in the loan contract. Interest revenue is recorded net of amortized direct origination costs and is included in service and other revenue in our consolidated statements of operations. Interest revenue was not material for all periods presented.

In August 2023, we entered into a forward flow arrangement with an institutional investor. Pursuant to this arrangement, we have a commitment to sell a minimum of $250 million in participation interests of unsecured term loans to small businesses over the next 18 months, subject to certain eligibility criteria.

Refund Advance Loans. Refund advance loans are loans available to eligible TurboTax customers based on a customer's anticipated income tax refund, at no cost to the customer. The loans are repaid from the customer's income tax refund, which is generally received within three to four weeks after acceptance of the customer's income tax return by the Internal Revenue Service (IRS). We partner with a third-party issuing bank to originate the loans and subsequently purchase full participating interests in those loans. The refund advance loans are not secured and are recorded at amortized cost, net of an allowance for loan losses. As of July 31, 2023, the net notes receivable balance for refund advance loans was not material. We had no refund advance loans outstanding as of July 31, 2022. We maintain an allowance for loan losses to reserve for potentially uncollectible loans. We evaluate the likelihood of repayment on a pooled basis due to its composition of small, homogeneous loans with similar general credit risk and characteristics and apply a loss rate at the time of loan purchase. The loss rate and underlying model are updated periodically to reflect actual loan performance and changes to assumptions. When we determine that amounts are uncollectible, we write them off against the allowance. As of July 31, 2023, the allowance for loan losses on refund advance loans was not material.

5. Property and Equipment

Property and equipment consisted of the following at the dates indicated:

(Dollars in millions)	Life in Years	July 31, 2023	July 31, 2022
Equipment	3-5	$ 214	$ 208
Computer software	2-6	898	911
Furniture and fixtures	5	104	101
Leasehold improvements	2-16	404	366
Land	NA	79	79
Buildings	5-30	382	378
Capital in progress	NA	360	283
		2,441	2,326
Less accumulated depreciation and amortization		(1,472)	(1,438)
Total property and equipment, net		$ 969	$ 888

_____
NA = Not Applicable

Capital in progress at July 31, 2023 and 2022, consisted primarily of costs related to various buildings and site improvements that have not yet been placed into service.

As discussed in Note 1, *"Description of Business and Summary of Significant Accounting Policies – Internal Use Software,"* we capitalize costs related to the development of computer software for internal use. We capitalized internal use software costs totaling $50 million for the twelve months ended July 31, 2023; $72 million for the twelve months ended July 31, 2022; and $72 million for the twelve months ended July 31, 2021. There was no capitalized labor in these amounts for the twelve months ended July 31, 2023. There was $13 million and $30 million of capitalized labor in these amounts for the twelve months ended July 31, 2022 and July 31, 2021, respectively. Costs related to internal use software projects are included in the capital in progress category of property and equipment until project completion, at which time they are transferred to the computer software category.

6. Goodwill and Acquired Intangible Assets

Goodwill

Changes in the carrying value of goodwill by reportable segment during the twelve months ended July 31, 2023 and July 31, 2022 were as shown in the following table. Our reportable segments are described in Note 15, *"Segment Information."*

(In millions)	Balance July 31, 2021	Goodwill Acquired/ Adjusted	Foreign Currency Translation	Balance July 31, 2022	Goodwill Acquired/ Adjusted	Foreign Currency Translation	Balance July 31, 2023
Small Business & Self-Employed	$ 1,578	$ 8,115	$ (4)	$ 9,689	$ 1	$ 1	$ 9,691
Consumer	42	10	(1)	51	—	—	51
Credit Karma	3,898	5	(4)	3,899	40	2	3,941
ProTax	95	2	—	97	—	—	97
Totals	$ 5,613	$ 8,132	$ (9)	$ 13,736	$ 41	$ 3	$ 13,780

Goodwill is net of accumulated impairment losses of $114 million, which were recorded prior to July 31, 2021 and are included in our Consumer segment. The increase in goodwill during the twelve months ended July 31, 2022 was primarily due to the acquisition of Mailchimp.

Acquired Intangible Assets

The following table shows the cost, accumulated amortization, and weighted-average life in years for our acquired intangible assets at the dates indicated. The weighted-average lives are calculated for assets that are not fully amortized.

(Dollars in millions)	Customer Lists / User Relationships	Purchased Technology	Trade Names and Logos	Covenants Not to Compete or Sue	Total
At July 31, 2023:					
Cost	$ 6,197	$ 1,616	$ 680	$ 42	$ 8,535
Accumulated amortization	(1,178)	(756)	(140)	(42)	(2,116)
Acquired intangible assets, net	$ 5,019	$ 860	$ 540	$ —	$ 6,419
Weighted-average life in years	14	8	13	0	13
At July 31, 2022:					
Cost	$ 6,197	$ 1,612	$ 680	$ 42	$ 8,531
Accumulated amortization	(748)	(593)	(87)	(42)	(1,470)
Acquired intangible assets, net	$ 5,449	$ 1,019	$ 593	$ —	$ 7,061
Weighted-average life in years	14	8	13	0	13

The following table shows the expected future amortization expense for our acquired intangible assets at July 31, 2023. Amortization of purchased technology is charged to amortization of acquired technology in our consolidated statements of operations. Amortization of other acquired intangible assets, such as customer lists, is charged to amortization of other acquired intangible assets in our consolidated statements of operations. If impairment events occur, they could accelerate the timing of acquired intangible asset charges.

(In millions)	Expected Future Amortization Expense
Twelve months ending July 31,	
2024	$ 626
2025	624
2026	620
2027	594
2028	581
Thereafter	3,374
Total expected future amortization expense	$ 6,419

7. Business Combinations

Mailchimp

On November 1, 2021, we acquired all of the outstanding equity of Mailchimp, a global customer engagement and marketing platform for growing small and mid-market businesses. We acquired Mailchimp to help deliver on the vision of an innovative, end-to-end customer growth platform for small and mid-market businesses. Mailchimp is part of our Small Business & Self-Employed segment. We have included the financial results of Mailchimp in the consolidated financial statements from the date of acquisition. Pro forma information related to this acquisition has not been presented, as the effect of the acquisition on our consolidated results of operations was not material. Our results of operations for the twelve months ended July 31, 2022 included $762 million of revenue attributable to Mailchimp. For the twelve months ended July 31, 2022, we recorded professional fees associated with the acquisition of $63 million in general and administrative expenses.

The fair value of the purchase consideration totaled $12.0 billion, which included $5.7 billion in cash and 10.1 million shares of Intuit common stock with a value of approximately $6.3 billion. The fair value of the stock consideration is based on the October 29, 2021 closing price of Intuit common stock of $625.99.

Pursuant to the equity purchase agreement, we also issued approximately 583,000 RSUs in substitution of outstanding equity incentive awards. These RSUs have a grant date fair value of $355 million and will be expensed over three years. Additionally, we issued approximately 325,000 RSUs with a total grant date fair value of $211 million to Mailchimp employees, of which $151 million will be expensed over four years and $60 million was expensed during the first six months following the acquisition date.

The allocation of the Mailchimp purchase price is as follows:

(In millions)	Amount
Cash and cash equivalents	$ 42
Investments	126
Accounts receivable, net	25
Income taxes receivable	1
Prepaid expenses and other current assets	24
Long-term investments	1
Property and equipment, net	15
Operating lease right-of-use assets	31
Goodwill	8,102
Intangible assets	4,340
Long-term deferred income tax assets	6
Other assets	1
Accounts payable	(163)
Accrued compensation and related liabilities	(409)
Deferred revenue	(52)
Other current liabilities	(69)
Long-term portion of operating lease liabilities	(20)
Other long-term obligations	(5)
Total purchase price allocation	$ 11,996

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce of Mailchimp and the synergies expected to be achieved. This goodwill is assigned to the Small Business & Self-Employed segment and substantially all is deductible for income tax purposes. We completed the purchase price allocation for the Mailchimp acquisition during the second quarter of fiscal 2023, with no material adjustments to our preliminary purchase price allocation.

Intangible assets consist of customer lists, purchased technology, and trade names/trademarks. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted-average life of the total acquired identifiable intangible assets is 12.0 years. The following table presents the details of identifiable intangible assets acquired.

(In millions, except years)	Estimated Useful Life	Amount
Customer lists	13 years	$ 3,160
Purchased technology	9 years	900
Trade names/trademarks	10 years	280
Total identifiable intangible assets		$ 4,340

Credit Karma

On December 3, 2020, we acquired all of the outstanding shares of Credit Karma, a consumer technology platform. We acquired Credit Karma to help consumers unlock smart money decisions and accelerate our mission of powering prosperity around the world, by creating a personal financial assistant that helps consumers find the right financial products, put more money in their pockets, and access financial expertise and education. Credit Karma is a separate reportable segment. See Note 15, *"Segment Information,"* for more information. We have included the financial results of Credit Karma in the consolidated financial statements from the date of acquisition. For the twelve months ended July 31, 2021, the transaction costs associated with the acquisition were approximately $31 million, and were recorded in general and administrative expenses.

We acquired Credit Karma for total consideration of $8.1 billion, which included assumed equity awards and restricted shares subject to a revest provision.

The fair value of the purchase consideration totaled $7.2 billion and included $3.4 billion in cash, 10.6 million shares of Intuit common stock with a fair value of $3.8 billion and assumed equity awards for services rendered through the acquisition date of $47 million.

We also issued shares of common stock with a fair value of $275 million which are restricted due to a revest provision, and will be expensed over a service period of three years. The share-based compensation expense related to these restricted shares is non-deductible for income tax purposes. Additionally, we assumed equity awards for future services with a fair value of $663 million that are being charged to expense over the remaining service periods, which average approximately three years.

The fair value of the stock consideration is based on the December 2, 2020 closing price of Intuit common stock of $355.49.

As part of the merger agreement, following the close of the transaction, we issued approximately $300 million of restricted stock units to employees of Credit Karma, which is being charged to expense over a service period of four years.

The allocation of the Credit Karma purchase price is as follows:

(In millions)	Amount
Cash and cash equivalents	$ 436
Accounts receivable, net	141
Income taxes receivable	59
Prepaid expenses and other current assets	7
Long-term investments	3
Property and equipment, net	63
Operating lease right-of-use assets	167
Goodwill	3,898
Intangible assets	3,372
Other assets	81
Accounts payable	(86)
Accrued compensation and related liabilities	(113)
Other current liabilities	(24)
Operating lease liabilities	(172)
Long-term deferred income tax liabilities	(627)
Other long-term obligations	(10)
Total purchase price allocation	$ 7,195

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce of Credit Karma and the synergies expected to be achieved. This goodwill is assigned to the Credit Karma segment and is non-deductible for income tax purposes. We completed the purchase price allocation for the Credit Karma acquisition during the second quarter of fiscal 2022, with no material adjustments to our preliminary purchase price allocation.

Intangible assets consist of user relationships, trade names/trademarks, purchased technology, and partner relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted-average life of the total acquired identifiable intangible assets is 14.4 years. The following table presents the details of identifiable intangible assets acquired.

(In millions, except years)	Estimated Useful Life	Amount
User relationships	15 years	$ 2,781
Trade names/Trademarks	15 years	375
Purchased technology	6 years	216
Total identifiable intangible assets		$ 3,372

The following table summarizes the long-term deferred income tax assets and liabilities included in the purchase price allocation above:

(In millions)	Amount
Intangibles	$ (851)
Federal and state net operating loss carryforwards	138
Federal research and experimentation credit carryforwards	51
Other, net	35
Total net long-term deferred income tax liabilities	$ (627)

8. Debt

The carrying value of our debt was as follows at the dates indicated:

(In millions)	July 31, 2023		July 31, 2022		Effective Interest Rate
Senior unsecured notes issued June 2020:					
0.650% notes due July 2023	$	—	$	500	0.837%
0.950% notes due July 2025		500		500	1.127%
1.350% notes due July 2027		500		500	1.486%
1.650% notes due July 2030		500		500	1.767%
Term loan		4,200		4,700	
Secured revolving credit facilities		430		230	
Total principal balance of debt		6,130		6,930	
Unamortized discount and debt issuance costs		(10)		(16)	
Net carrying value of debt	$	6,120	$	6,914	
Short-term debt	$	—	$	499	
Long-term debt	$	6,120	$	6,415	

Future principal payments for debt at July 31, 2023 were as shown in the table below.

(In millions) Fiscal year ending July 31,		
2024	$	—
2025		4,700
2026		430
2027		500
2028		—
Thereafter		500
Total future principal payments for debt	$	6,130

Senior Unsecured Notes

In June 2020, we issued four series of senior unsecured notes (together, the Notes) pursuant to a public debt offering. The proceeds from the issuance were $1.98 billion, net of debt discount of $2 million and debt issuance costs of $15 million. During the fourth quarter of fiscal 2023, we repaid the $500 million in notes due in July 2023, when they became due using cash from operations.

Interest is payable semiannually on January 15 and July 15 of each year. The discount and debt issuance costs are amortized to interest expense over the term of the Notes under the effective interest method. We paid $23 million of interest on the Notes during the twelve months ended July 31, 2023, $23 million during the twelve months ended July 31, 2022, and $24 million during the twelve months ended July 31, 2021.

The Notes are senior unsecured obligations of Intuit and rank equally with all existing and future unsecured and unsubordinated indebtedness of Intuit and are redeemable by us at any time, subject to a make-whole premium. Upon the occurrence of change of control transactions that are accompanied by certain downgrades in the credit ratings of the Notes, we will be required to repurchase the Notes at a repurchase price equal to 101% of the aggregate outstanding principal plus any accrued and unpaid interest to but not including the date of repurchase. The indenture governing the Notes requires us to comply with certain covenants. For example, the Notes limit our ability to create certain liens and enter into sale and leaseback transactions. As of July 31, 2023, we were compliant with all covenants governing the Notes.

Unsecured Credit Facility

On November 1, 2021, we terminated our amended and restated credit agreement dated May 2, 2019 (2019 Credit Facility), and entered into a credit agreement with certain institutional lenders with an aggregate principal amount of $5.7 billion, which includes a $4.7 billion unsecured term loan that matures on November 1, 2024, and a $1 billion unsecured revolving credit facility that matures on November 1, 2026 (2021 Credit Facility).

The 2021 Credit Facility includes customary affirmative and negative covenants, including financial covenants that require us to maintain a ratio of total gross debt to annual earnings before interest, taxes, depreciation and amortization (EBITDA) of not greater than 3.25 to 1.00 and a ratio of annual EBITDA to annual interest expense of not less than 3.00 to 1.00 as of the last day of each fiscal quarter. As of July 31, 2023, we were compliant with all required covenants.

Term Loan. On November 1, 2021, we borrowed the full $4.7 billion under the unsecured term loan to fund a portion of the cash consideration for the acquisition of Mailchimp. Under this agreement, we may, subject to certain customary conditions, on one or more occasions, increase commitments under the term loan in an amount not to exceed $400 million in the aggregate. The term loan accrues interest at rates that are equal to, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.125%, or (ii) the Secured Overnight Finance Rate (SOFR) plus a margin that ranges from 0.625% to 1.125%. Actual margins under either election will be based on our senior debt credit ratings. Interest on the term loan is payable monthly. At July 31, 2023, $4.2 billion was outstanding under the term loan. The carrying value of the term loan approximates its fair value. We paid $230 million and $42 million of interest on the term loan during the twelve months ended July 31, 2023 and July 31, 2022, respectively. We paid $2 million of interest on our previous term loan under the 2019 Credit Facility during the twelve months ended July 31, 2021.

Unsecured Revolving Credit Facility. The 2021 Credit Facility includes a $1 billion unsecured revolving credit facility that will expire on November 1, 2026. Under this agreement, we may increase commitments under the unsecured revolving credit facility in an amount not to exceed $250 million in the aggregate and may extend the maturity date up to two times, subject to customary conditions including lender approval. Advances under the unsecured revolving credit facility accrue interest at rates that are equal to, at our election, either (i) the alternate base rate plus a margin that ranges from 0.0% to 0.1%, or (ii) SOFR plus a margin that ranges from 0.69% to 1.1%. Actual margins under either election will be based on our senior debt credit ratings. At July 31, 2023, no amounts were outstanding under the unsecured revolving credit facility. We paid no interest on the unsecured revolving credit facility during each of the twelve months ended July 31, 2023 and 2022. We paid $1 million of interest on our previous unsecured revolving credit facility during the twelve months ended July 31, 2021.

Secured Revolving Credit Facilities

2019 Secured Facility. On February 19, 2019, a subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2019 Secured Facility). The 2019 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. We have entered into several amendments to this facility, most recently on July 21, 2023. These amendments primarily increase the facility limit, extend the commitment term and maturity date, and update the benchmark interest rate. Under the amended 2019 Secured Facility, the facility limit is $500 million, of which $300 million is committed and $200 million is uncommitted. Advances accrue interest at adjusted daily simple SOFR plus 1.5%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.25% to 0.75%, depending on the total unused committed balance. The commitment term is through July 18, 2025, and the final maturity date is July 20, 2026. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2023, we were compliant with all required covenants. At July 31, 2023, $300 million was outstanding under the 2019 Secured Facility and the weighted-average interest rate was 6.91%. The outstanding balance is secured by cash and receivables of the subsidiary totaling $912 million. Interest on the 2019 Secured Facility is payable monthly. We paid $16 million, $2 million, and $3 million of interest on this secured revolving credit facility during the twelve months ended July 31, 2023, 2022, and 2021, respectively.

2022 Secured Facility. On October 12, 2022, another subsidiary of Intuit entered into a secured revolving credit facility with a lender to fund a portion of our loans to qualified small businesses (the 2022 Secured Facility). The 2022 Secured Facility is secured by cash and receivables of the subsidiary and is non-recourse to Intuit Inc. Under the agreement, the facility limit is $500 million, of which $150 million is committed and $350 million is uncommitted. Advances accrue interest at SOFR plus 1.3%. Unused portions of the committed credit facility accrue interest at a rate ranging from 0.2% to 0.4%, depending on the total unused committed balance. The commitment term is through October 12, 2024, and the final maturity date is October 13, 2025. The agreement includes certain affirmative and negative covenants, including financial covenants, that require the subsidiary to maintain specified financial ratios. As of July 31, 2023, we were compliant with all required covenants. At July 31, 2023, $130 million was outstanding under the 2022 Secured Facility and the weighted-average interest rate was 6.64%, which includes the interest on the unused committed portion. The outstanding balance is secured by cash and receivables of the subsidiary totaling $375 million. Interest on the 2022 Secured Facility is payable monthly. We paid $4 million of interest on this secured revolving credit facility during the twelve months ended July 31, 2023.

9. Other Liabilities and Commitments

Other Current Liabilities

Other current liabilities were as follows at the dates indicated:

(In millions)	July 31, 2023		July 31, 2022	
Executive deferred compensation plan liabilities	$	171	$	147
Current portion of operating lease liabilities		89		84
Sales, property, and other taxes		45		40
Reserve for returns, credits, and promotional discounts		32		31
Accrued settlement for state attorneys general		—		141
Other		111		128
Total other current liabilities	$	448	$	571

Other Long-Term Obligations

Other long-term obligations were as follows at the dates indicated:

(In millions)	July 31, 2023		July 31, 2022	
Income tax liabilities	$	76	$	44
Dividend payable		16		12
Deferred revenue		5		6
Other		20		25
Total other long-term obligations	$	117	$	87

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations with our suppliers. These are agreements to purchase products and services that are enforceable, legally binding, and specify terms that include fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the payments.

Annual minimum commitments under purchase obligations at July 31, 2023 were as shown in the table below.

(In millions)	Purchase Obligations	
Fiscal year ending July 31,		
2024	$	596
2025		574
2026		313
2027		68
2028		55
Thereafter		440
Total commitments	$	2,046

10. Leases

We lease office facilities under non-cancellable operating lease arrangements. Our facility leases generally provide for periodic rent increases and may contain escalation clauses and renewal options. Our leases have remaining lease terms of up to 19 years, which include options to extend that are reasonably certain of being exercised. Some of our leases include one or more options to extend the leases for up to 10 years per option, which we are not reasonably certain to exercise. The options to extend are generally at rates to be determined in accordance with the agreements. Options to extend the lease are included in the lease liability if they are reasonably certain of being exercised. We do not have material finance leases.

We sublease certain office facilities to third parties. These subleases have remaining lease terms of up to 7 years, some of which include one or more options to extend the subleases for up to 5 years per option.

The components of lease expense were as follows:

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Operating lease cost [(1)]	$ 124	$ 105	$ 75
Variable lease cost	20	15	11
Sublease income	(12)	(17)	(16)
Total net lease cost	$ 132	$ 103	$ 70

[(1)] Includes short-term leases, which were not material for the twelve months ended July 31, 2023, 2022 or 2021.

Supplemental cash flow information related to operating leases was as follows:

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Cash paid for amounts included in the measurement of operating lease liabilities	$ 107	$ 104	$ 76
Right-of-use assets obtained in exchange for operating lease liabilities	$ 28	$ 238	$ 60

Other information related to operating leases was as follows at the dates indicated:

	July 31,		
	2023	2022	2021
Weighted-average remaining lease term for operating leases	7.9 years	8.1 years	6.8 years
Weighted-average discount rate for operating leases	3 %	2.9 %	2.3 %

Future minimum lease payments under non-cancellable operating leases as of July 31, 2023 were as follows:

(In millions)	Operating Leases [(1)]
Fiscal year ending July 31,	
2024	$ 76
2025	95
2026	78
2027	70
2028	60
Thereafter	281
Total future minimum lease payments	660
Less imputed interest	(91)
Present value of lease liabilities	$ 569

[(1)] Non-cancellable sublease proceeds for the fiscal years ending July 31, 2024, 2025, 2026, 2027, 2028, and thereafter of $11 million, $6 million, $1 million, $1 million, $1 million, and $2 million, respectively, are not included in the table above.

Supplemental balance sheet information related to operating leases was as follows at the dates indicated:

(In millions)	July 31,	
	2023	2022
Operating lease right-of-use assets	$ 469	$ 549
Other current liabilities	$ 89	$ 84
Operating lease liabilities	480	542
Total operating lease liabilities	$ 569	$ 626

11. Income Taxes

The provision for income taxes consisted of the following for the periods indicated:

(In millions)	Twelve Months Ended July 31, 2023		2022		2021
Current:					
Federal	$	970	$ 253	$	399
State		208	93		121
Foreign		86	31		17
Total current		1,264	377		537
Deferred:					
Federal		(559)	85		(33)
State		(99)	18		(11)
Foreign		(1)	(4)		1
Total deferred		(659)	99		(43)
Total provision for income taxes	$	605	$ 476	$	494

We recognized excess tax benefits on share-based compensation of $32 million, $134 million, and $126 million in the provision for income taxes for the twelve months ended July 31, 2023, 2022, and 2021, respectively.

The sources of income before the provision for income taxes consisted of the following for the periods indicated:

(In millions)	Twelve Months Ended July 31, 2023		2022		2021
United States	$	2,798	$ 2,433	$	2,497
Foreign		191	109		59
Total	$	2,989	$ 2,542	$	2,556

Differences between income taxes calculated using the federal statutory income tax rate and the provision for income taxes were as follows for the periods indicated:

(In millions)	Twelve Months Ended July 31, 2023		2022		2021
Income before income taxes	$	2,989	$ 2,542	$	2,556
Statutory federal income tax	$	628	$ 534	$	537
State income tax, net of federal benefit		86	87		87
Federal research and experimentation credits		(106)	(94)		(70)
Share-based compensation		58	45		32
Excess tax benefits related to share-based compensation		(26)	(112)		(105)
Effects of non-U.S. operations		(28)	4		4
Other, net		(7)	12		9
Total provision for income taxes	$	605	$ 476	$	494

The state income tax line in the table above includes excess tax benefits related to share-based compensation of $6 million, $22 million and $21 million for the twelve months ended July 31, 2023, 2022, and 2021, respectively.

During the twelve months ended July 31, 2023, a transfer of certain intangible assets from our United Kingdom subsidiary to the United States resulted in the utilization of deferred tax assets previously subject to a full valuation allowance. The net tax benefit realized on the transfer was approximately $32 million, which is included in the effects of non-U.S. operations and state income tax lines in the table above.

In the current global tax policy environment, the U.S. and other domestic and foreign governments continue to consider, and in some cases enact, changes in corporate tax laws. As changes occur, we account for finalized legislation in the period of enactment.

Material deferred tax assets and liabilities were as follows at the dates indicated:

(In millions)	July 31, 2023	July 31, 2022
Deferred tax assets:		
Accruals and reserves not currently deductible	$ 31	$ 84
Capitalized research and development [(1)]	667	—
Operating lease liabilities	153	168
Accrued and deferred compensation	90	84
Loss and tax credit carryforwards	256	224
Intangible assets	—	25
Share-based compensation	94	97
Other, net	27	23
Total gross deferred tax assets	1,318	705
Valuation allowance	(235)	(244)
Total deferred tax assets	1,083	461
Deferred tax liabilities:		
Operating lease right-of-use assets	128	149
Intangibles	840	868
Property and equipment	8	9
Other, net	47	43
Total deferred tax liabilities	1,023	1,069
Net deferred tax assets (liabilities)	$ 60	$ (608)

[(1)] As required by the 2017 Tax Cuts & Jobs Act, our research and development costs are capitalized and amortized for U.S. tax purposes for the twelve months ended July 31, 2023. The mandatory capitalization requirement significantly increased our deferred tax assets at July 31, 2023.

The components of total net deferred tax assets (liabilities), net of valuation allowances, as shown on our consolidated balance sheets were as follows at the dates indicated:

(In millions)	July 31, 2023	July 31, 2022
Long-term deferred income tax assets	$ 64	$ 11
Long-term deferred income tax liabilities	(4)	(619)
Net deferred tax assets (liabilities)	$ 60	$ (608)

We have provided a valuation allowance related to state research and experimentation tax credit carryforwards, foreign loss carryforwards and state operating loss carryforwards that we believe are unlikely to be realized. We have a valuation allowance of $235 million and $244 million for the twelve months ended July 31, 2023 and July 31, 2022. The valuation allowance on our net deferred taxes decreased by $9 million for the twelve months ended July 31, 2023. The change in the valuation allowance was primarily related to a decrease in the allowance for foreign intangible deferred tax assets and foreign net operating loss carryforwards, net of an increase in the allowance for state research and experimentation tax credit carryforwards. The valuation allowance on our net deferred taxes increased by $39 million for the twelve months ended July 31, 2022. The change in the valuation allowance was primarily related to state research and experimentation tax credit carryforwards.

At July 31, 2023, we had federal net operating loss carryforwards of approximately $52 million that will start to expire in fiscal 2032. Utilization of the net operating losses is subject to annual limitation. The annual limitation may result in the expiration of net operating losses before utilization.

At July 31, 2023, we had state net operating loss carryforwards of approximately $150 million for which we have recorded a deferred tax asset of $10 million and a valuation allowance of $5 million. The state net operating loss carryforwards will start to expire in fiscal 2028. Utilization of the net operating losses is subject to annual limitation. The annual limitation may result in the expiration of net operating losses before utilization.

At July 31, 2023, we had foreign net operating loss carryforwards of approximately $96 million which carry forward indefinitely. We maintain a full valuation allowance with respect to the foreign net operating losses as there is not sufficient evidence of future sources of taxable income required to utilize such carryforwards.

At July 31, 2023, we had California research and experimentation credit carryforwards of approximately $343 million. The California research and experimentation credit will carry forward indefinitely.

Unrecognized Tax Benefits

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the periods indicated:

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Gross unrecognized tax benefits, beginning balance	$ 216	$ 190	$ 101
Increases related to tax positions from prior fiscal years, including acquisitions	11	9	69
Decreases related to tax positions from prior fiscal years	(16)	(13)	—
Increases related to tax positions taken during current fiscal year	38	31	31
Settlements with tax authorities	(2)	—	—
Lapse of statute of limitations	(1)	(1)	(11)
Gross unrecognized tax benefits, ending balance	$ 246	$ 216	$ 190

The total amount of our unrecognized tax benefits at July 31, 2023 was $246 million. If we were to recognize these net benefits, our income tax expense would reflect a favorable net impact of $152 million. We do not believe that it is reasonably possible that there will be a material increase or decrease in unrecognized tax benefits over the next 12 months.

We file U.S. federal, U.S. state, and foreign tax returns. Our major tax jurisdiction is the U.S. federal jurisdiction. For U.S. federal tax returns, we are no longer subject to tax examinations for fiscal 2017 and for years prior to fiscal 2016.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes. Amounts accrued at July 31, 2023 and July 31, 2022 for the payment of interest and penalties were not material. The amounts of interest and penalties that we recognized during the twelve months ended July 31, 2023, 2022, and 2021, were also not material.

We offset an $85 million and $89 million long-term liability for uncertain tax positions against our long-term income tax receivable at July 31, 2023 and July 31, 2022, respectively. The long-term income tax receivable at July 31, 2023 and July 31, 2022 was primarily related to the government's approval of a method of accounting change request for fiscal 2018 and a refund claim related to Credit Karma's alternative minimum tax credit that was recorded as part of the acquisition.

12. Stockholders' Equity

Stock Repurchase Programs and Treasury Shares

Intuit's Board of Directors has authorized a series of common stock repurchase programs. Shares of common stock repurchased under these programs become treasury shares. Under these programs, we repurchased 4.7 million shares of our common stock for $2.0 billion during the twelve months ended July 31, 2023. Included in this amount were $10 million of repurchases which occurred in late July 2023 and settled in August 2023. At July 31, 2023, we had authorization from our Board of Directors for up to $1.5 billion in stock repurchases. On August 22, 2023, our Board approved an increase in the authorization under the existing stock repurchase program under which we are authorized to repurchase up to an additional $2.3 billion of our common stock. Future stock repurchases under the current program are at the discretion of management, and authorization of future stock repurchase programs is subject to the final determination of our Board of Directors.

Our treasury shares are repurchased at the market price on the trade date; accordingly, all amounts paid to reacquire these shares have been recorded as treasury stock on our consolidated balance sheets. Any direct costs to acquire treasury stock are recorded to treasury stock on our consolidated balance sheets. Repurchased shares of our common stock are held as treasury shares until they are reissued or retired. When we reissue treasury stock, if the proceeds from the sale are more than the average price we paid to acquire the shares, we record an increase in additional paid-in capital. Conversely, if the proceeds from the sale are less than the average price we paid to acquire the shares, we record a decrease in additional paid-in capital to the extent of increases previously recorded for similar transactions and a decrease in retained earnings for any remaining amount.

In the past, we have satisfied option exercises and restricted stock unit vesting under our employee equity incentive plans by reissuing treasury shares, and we may do so again in the future. During the second quarter of fiscal 2014, we began issuing new shares of common stock to satisfy option exercises and RSU vesting under our 2005 Equity Incentive Plan. We have not yet determined the ultimate disposition of the shares that we have repurchased in the past, and consequently we continue to hold them as treasury shares.

Dividends on Common Stock

During the twelve months ended July 31, 2023, we declared cash dividends that totaled $3.12 per share of outstanding common stock, or approximately $898 million. In August 2023, our Board of Directors declared a quarterly cash dividend of $0.90 per share of outstanding common stock payable on October 17, 2023 to stockholders of record at the close of business on October 9, 2023. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors.

Description of 2005 Equity Incentive Plan and Credit Karma, Inc. 2015 Equity Incentive Plan

Our stockholders initially approved our 2005 Equity Incentive Plan (2005 Plan) on December 9, 2004. On January 20, 2022, our stockholders approved an Amended and Restated 2005 Equity Incentive Plan (Restated 2005 Plan) that expires on January 20, 2032. Under the Restated 2005 Plan, we are permitted to grant incentive and non-qualified stock options, restricted stock awards, RSUs, stock appreciation rights, and stock bonus awards to our employees, non-employee directors, and consultants. The Compensation and Organizational Development Committee of our Board of Directors or its delegates determine who will receive grants, when those grants will be exercisable, their exercise price, and other terms. We are permitted to issue up to 159.5 million shares under the Restated 2005 Plan, including 3,366,512 shares that were previously available for issuance prior to January 20, 2022 under the Credit Karma Plan, described below, adjusted for the fungible ratio of the Restated 2005 Plan. The plan provides a fungible share reserve. Each stock option granted on or after November 1, 2010 reduces the share reserve by one share and each restricted stock award or restricted stock unit granted reduces the share reserve by 2.3 shares. Stock options forfeited and returned to the pool of shares available for grant increase the pool by one share for each share forfeited. Restricted stock awards and RSUs forfeited and returned to the pool of shares available for grant increase the pool by 2.3 shares for each share forfeited. Shares withheld for income taxes upon vesting of RSUs that were granted on or after July 21, 2016 are also returned to the pool of shares available for grant. Stock options granted under the 2005 Plan and the Restated 2005 Plan typically vest over three to four years based on continued service and have a seven year term. RSUs granted under those plans typically vest over three to four years based on continued service. Certain RSUs granted to senior management vest based on the achievement of pre-established performance or market goals.

In connection with our acquisition of Credit Karma on December 3, 2020, we assumed the Credit Karma, Inc. 2015 Equity Incentive Plan, as amended (Credit Karma Plan), under which the assumed equity awards were granted. See Note 7, "*Business Combinations,*" for more information on the Credit Karma acquisition and the related equity awards assumed. Under the Restated 2005 Plan, effective January 20, 2022, shares available under the Credit Karma Plan became available for grant under the Restated 2005 Plan and no shares may be granted out of the Credit Karma Plan.

Through January 20, 2022, the Credit Karma Plan provided a fungible share reserve. Each restricted stock unit granted reduced the share reserve by one share. RSUs forfeited and returned to the pool of shares available for grant increased the pool by one share for each share forfeited. Shares withheld for income taxes upon vesting of RSUs were also returned to the pool of shares available for grant. After January 20, 2022, shares forfeited and returned to the pool from grants issued out of the Credit Karma Plan will increase the pool by 2.3 shares for each share forfeited.

At July 31, 2023, there were approximately 19.0 million shares available for grant under the Restated 2005 Plan and no awards may be granted out of the Credit Karma Plan.

Description of Employee Stock Purchase Plan

On November 26, 1996, our stockholders initially adopted our Employee Stock Purchase Plan (ESPP) under Section 423 of the Internal Revenue Code. The ESPP permits our eligible employees to make payroll deductions to purchase our stock on regularly scheduled purchase dates at a discount. Our stockholders have approved amendments to the ESPP to permit the issuance of up to 25.8 million shares under the ESPP, which expires upon the earliest to occur of (a) termination of the ESPP by the Board, or (b) issuance of all the shares of Intuit's common stock reserved for issuance under the ESPP. Offering periods under the ESPP are six months in duration and composed of two consecutive three-month accrual periods. Shares are purchased at 85% of the lower of the closing price for Intuit common stock on the first day of the offering period or the last day of the accrual period.

Under the ESPP, employees purchased 399,975 shares of Intuit common stock during the twelve months ended July 31, 2023; 326,961 shares during the twelve months ended July 31, 2022; and 405,268 shares during the twelve months ended July 31, 2021. At July 31, 2023, there were 2,323,980 shares available for issuance under this plan.

Share-Based Compensation Expense

The following table summarizes the total share-based compensation expense that we recorded in operating income for the periods shown.

(In millions except per share amounts)	Twelve Months Ended July 31,		
	2023	2022	2021
Cost of product revenue	$ 3	$ 2	$ 1
Cost of service and other revenue	371	144	68
Selling and marketing	429	309	183
Research and development	532	521	281
General and administrative	377	332	220
Total share-based compensation expense	1,712	1,308	753
Income tax benefit	(373)	(396)	(269)
Decrease in net income	$ 1,339	$ 912	$ 484
Decrease in net income per share:			
Basic	$ 4.77	$ 3.26	$ 1.79
Diluted	$ 4.73	$ 3.21	$ 1.77

We capitalized no share-based compensation related to internal use software projects during the twelve months ended July 31, 2023, and $1 million and $2 million during the twelve months ended July 31, 2022, and 2021, respectively.

Determining Fair Value

Valuation and Amortization Methods

RSUs granted typically vest based on continued service. We value these time-based RSUs at the date of grant using the intrinsic value method. We amortize the fair value of time-based RSUs on a straight-line basis over the service period. These time-based RSUs accounted for approximately 85% of our total share-based compensation expense during the twelve months ended July 31, 2023. Certain RSUs granted to senior management vest based on the achievement of pre-established market or performance goals. We estimate the fair value of market-based RSUs at the date of grant using a Monte Carlo valuation methodology and amortize those fair values over the requisite service period for each separately vesting tranche of the award. The Monte Carlo methodology that we use to estimate the fair value of market-based RSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based RSUs at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria. We estimate the fair value of performance-based RSUs at the date of grant using the intrinsic value method and the probability that the specified performance criteria will be met. Each quarter we update our assessment of the probability that the specified performance criteria will be achieved and adjust our estimate of the fair value of the performance-based RSUs if necessary. We amortize the fair values of performance-based RSUs over the requisite service period for each separately vesting tranche of the award. All of the RSUs we grant have dividend rights that are subject to the same vesting requirements as the underlying equity awards, so we do not adjust the market price of our stock on the date of grant for dividends.

We estimate the fair value of stock options granted using a lattice binomial model and a multiple option award approach. Our stock options have various restrictions, including vesting provisions and restrictions on transfer, and are often exercised prior to their contractual maturity. We believe that lattice binomial models are more capable of incorporating the features of our stock options than closed-form models such as the Black Scholes model. The use of a lattice binomial model requires the use of extensive actual employee exercise behavior and a number of complex assumptions including the expected volatility of our stock price over the term of the options, risk-free interest rates and expected dividends. We amortize the fair value of options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

Expected Term. The expected term of options granted represents the period of time that they are expected to be outstanding and is a derived output of the lattice binomial model. The expected term of stock options is impacted by all of the underlying assumptions and calibration of our model. The lattice binomial model assumes that option exercise behavior is a function of the option's remaining vested life and the extent to which the market price of our common stock exceeds the option exercise price. The lattice binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and cancellations on all past option grants made by us.

Expected Volatility. We estimate the volatility of our common stock at the date of grant based on the implied volatility of one-year and two-year publicly traded options on our common stock. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility.

Risk-Free Interest Rate. We base the risk-free interest rate that we use in our option valuation model on the implied yield in effect at the time of option grant on constant maturity U.S. Treasury issues with equivalent remaining terms.

Dividends. We use an annualized expected dividend yield in our option valuation model. We paid quarterly cash dividends during all years presented and currently expect to continue to pay cash dividends in the future.

Forfeitures. We adjust share-based compensation expense for actual forfeitures as they occur.

We used the following assumptions to estimate the fair value of stock options granted and shares purchased under our Employee Stock Purchase Plan for the periods indicated:

	Twelve Months Ended July 31,		
	2023	2022	2021
Assumptions for stock options:			
Expected volatility (range)	30.41% - 33.19%	35 %	29 %
Weighted-average expected volatility	30.67 %	35 %	29 %
Risk-free interest rate (range)	3.52% - 4.46%	2.73 %	0.62 %
Expected dividend yield	0.63 %	0.61 %	0.45 %
Assumptions for ESPP:			
Expected volatility (range)	38% - 48%	26% - 39%	31% - 36%
Weighted-average expected volatility	42 %	23 %	34 %
Risk-free interest rate (range)	1.59% - 4.74%	0.04% - 0.44%	0.02% - 0.17%
Expected dividend yield (range)	0.74% - 0.81%	0.47% - 0.59%	0.60% - 0.75%

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under our plans for the fiscal periods indicated was as follows:

(Shares in thousands)	Shares Available for Grant
Balance at July 31, 2020	**18,047**
Shares available for grant under the Credit Karma Plan	4,298
Restricted stock units granted [1]	(9,191)
Options granted	(323)
Share-based awards canceled/forfeited/expired [1][2]	4,020
Balance at July 31, 2021	**16,851**
Additional shares authorized	19,903
Restricted stock units granted [1]	(14,868)
Options granted	(400)
Share-based awards canceled/forfeited/expired [1][2]	4,774
Balance at July 31, 2022	**26,260**
Restricted stock units granted [1]	(12,098)
Options granted	(413)
Share-based awards canceled/forfeited/expired [1][2]	5,277
Balance at July 31, 2023	**19,026**

[1] RSUs granted from the pool of shares available for grant under our Restated 2005 Plan reduce the pool by 2.3 shares for each share granted. RSUs forfeited and returned to the pool of shares available for grant under the Restated 2005 Plan increase the pool by 2.3 shares for each share forfeited. Through January 20, 2022, shares granted from the Credit Karma Plan reduce the pool by one share for each share granted and shares forfeited and returned to the pool from the Credit Karma Plan increase the pool by one share for each share forfeited. Beginning January 20, 2022, shares forfeited and returned to the pool from the Credit Karma Plan increase the pool by 2.3 shares for each share forfeited. No shares were granted from the Credit Karma Plan after January 20, 2022.

[2] Stock options and RSUs canceled, expired, or forfeited under our Restated 2005 Plan and Credit Karma Plan are returned to the pool of shares available for grant. Under the Restated 2005 Plan, shares withheld for income taxes upon vesting of RSUs that were granted on or after July 21, 2016 are also returned to the pool of shares available for grant. Stock options and RSUs canceled, expired, or forfeited under older expired plans are not returned to the pool of shares available for grant. Under the Credit Karma Plan, shares withheld for income taxes are also returned to the pool of shares available for grant.

Restricted Stock Unit and Restricted Stock Activity

A summary of RSU and restricted stock activity for the periods indicated was as follows:

(Shares in thousands)	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at July 31, 2020	**5,664**	**$231.97**
Assumed through acquisition	1,998	355.49
Granted[1]	3,877	431.82
Restricted stock subject to revest provisions issued in connection with acquisition	775	355.49
Vested	(2,242)	262.23
Forfeited	(1,034)	251.41
Nonvested at July 31, 2021	**9,038**	**345.86**
Granted[2]	6,634	466.12
Vested	(3,154)	351.80
Forfeited	(1,051)	351.15
Nonvested at July 31, 2022	**11,467**	**413.32**
Granted	5,260	452.45
Vested	(4,019)	414.12
Forfeited	(814)	364.45
Nonvested at July 31, 2023	**11,894**	**$433.70**

[1] This includes 809,000 RSUs granted to employees of Credit Karma in connection with the acquisition with a grant date fair value of $300 million. See Note 7, "*Business Combinations.*"

[2] This includes approximately 583,000 RSUs granted to employees of Mailchimp in substitution of outstanding equity incentive awards with a grant date fair value of $355 million and approximately 325,000 RSUs granted to employees of Mailchimp in connection with the acquisition with a grant date fair value of $211 million. See Note 7, "*Business Combinations.*"

Additional information regarding our RSUs is shown in the table below.

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Total fair market value of shares vested	$ 1,673	$ 1,658	$ 942
Share-based compensation for RSUs	$ 1,636	$ 1,248	$ 708
Total tax benefit related to RSU share-based compensation expense	$ 339	$ 375	$ 225
Cash tax benefits realized for tax deductions for RSUs	$ 347	$ 334	$ 221

At July 31, 2023, there was $4.8 billion of unrecognized compensation cost related to non-vested RSUs and restricted stock with a weighted-average vesting period of 3.0 years. We will adjust unrecognized compensation cost for actual forfeitures as they occur.

Stock Option Activity

A summary of stock option activity for the periods indicated was as follows:

(Shares in thousands)	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price Per Share
Balance at July 31, 2020	**2,681**	**$185.83**
Granted	323	525.51
Exercised	(718)	128.39
Canceled or expired	(82)	264.53
Balance at July 31, 2021	**2,204**	**251.48**
Granted	400	448.59
Exercised	(242)	164.94
Canceled or expired	(70)	426.22
Balance at July 31, 2022	**2,292**	**289.62**
Granted	413	489.85
Exercised	(551)	163.64
Canceled or expired	(24)	368.72
Balance at July 31, 2023	**2,130**	**$360.17**

Information regarding stock options outstanding as of July 31, 2023 is summarized below:

	Number of Shares (in thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value (in millions)
Options outstanding	2,130	4.26	$360.17	$327
Options exercisable	1,205	2.84	$278.28	$283

The aggregate intrinsic values at July 31, 2023 are calculated as the difference between the exercise price of the underlying options and the market price of our common stock for shares that were in-the-money at that date. In-the-money options at July 31, 2023 were options that had exercise prices that were lower than the $511.70 market price of our common stock at that date.

Additional information regarding our stock options and ESPP shares is shown in the table below.

(In millions except per share amounts)	Twelve Months Ended July 31,		
	2023	2022	2021
Weighted-average fair value of options granted (per share)	$ 144.92	$ 136.76	$ 122.16
Total grant date fair value of options vested	$ 33	$ 25	$ 17
Aggregate intrinsic value of options exercised	$ 150	$ 78	$ 179
Share-based compensation expense for stock options and ESPP	$ 76	$ 60	$ 45
Total tax benefit for stock option and ESPP share-based compensation	$ 34	$ 21	$ 44
Cash received from option exercises	$ 90	$ 40	$ 92
Cash tax benefits realized related to tax deductions for non-qualified option exercises and disqualifying dispositions under all share-based payment arrangements	$ 31	$ 37	$ 48

At July 31, 2023, there was $123 million of unrecognized compensation cost related to non-vested stock options with a weighted-average vesting period of 3.2 years. We will adjust unrecognized compensation cost for actual forfeitures as they occur.

Accumulated Other Comprehensive Loss

Comprehensive income consists of two elements, net income and other comprehensive income (loss). Other comprehensive income (loss) items are recorded in the stockholders' equity section of our consolidated balance sheets and excluded from net income. Our other comprehensive income (loss) consists of unrealized gains and losses on marketable debt securities classified as available-for-sale and foreign currency translation adjustments for subsidiaries with functional currencies other than the U.S. dollar.

The following table shows the components of accumulated other comprehensive loss, net of income taxes, in the stockholders' equity section of our consolidated balance sheets at the dates indicated.

	July 31,	
(In millions)	2023	2022
Unrealized loss on available-for-sale debt securities	$ (7)	$ (7)
Foreign currency translation adjustments	(48)	(53)
Total accumulated other comprehensive loss	$ (55)	$ (60)

13. Benefit Plans

Non-Qualified Deferred Compensation Plan

Intuit's Executive Deferred Compensation Plan provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may also make discretionary employer contributions to participant accounts in certain circumstances. The timing, amounts, and vesting schedules of employer contributions are at the sole discretion of the Compensation and Organizational Development Committee of our Board of Directors or its delegate. The benefits under this plan are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason or at a later date to comply with the restrictions of Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Discretionary company contributions and the related earnings vest completely upon the participant's disability, death, or a change in control of Intuit. We made no employer contributions to the plan for any period presented.

We had liabilities related to this plan of $171 million at July 31, 2023, and $147 million at July 31, 2022. We have matched the plan liabilities with similar-performing assets, which are primarily investments in life insurance contracts. These assets are recorded in other long-term assets, while liabilities related to obligations are recorded in other current liabilities on our consolidated balance sheets.

401(k) Plans

In the United States, employees who participate in the Intuit Inc. 401(k) Plan may currently contribute up to 50% of pre-tax compensation, subject to IRS limitations and the terms and conditions of the plan. We match a portion of employee contributions, currently 125% up to six percent of compensation, subject to maximum aggregate matching amounts and IRS limitations.

Additionally, Credit Karma employees in the United States who participate in the Credit Karma 401(k) Plan may currently contribute up to 90% of pre-tax compensation, subject to IRS limitations and the terms and conditions of the plan. We match a portion of Credit Karma employee contributions, currently 100% up to six percent of compensation each pay period, subject to maximum aggregate matching amounts and IRS limitations.

Matching contributions for both plans were $136 million for the twelve months ended July 31, 2023; $118 million for the twelve months ended July 31, 2022; and $80 million for the twelve months ended July 31, 2021.

14. Legal Proceedings

Beginning in May 2019, various legal proceedings were filed and certain regulatory inquiries were commenced in connection with our provision and marketing of free online tax preparation programs. We believe that the allegations contained within these legal proceedings are without merit and continue to defend our interests in them. These proceedings included, among others, multiple putative class actions that were consolidated into a single putative class action in the Northern District of California in September 2019 (the Intuit Free File Litigation). In August 2020, the Ninth Circuit Court of Appeals ordered that the putative class action claims be resolved through arbitration. In May 2021, the Intuit Free File Litigation was dismissed on a non-class basis after we entered into an agreement that resolved the matter on an individual non-class basis, without any admission of wrongdoing, for an amount that was not material. These proceedings also include a class action lawsuit that was filed in the Ontario (Canada) Superior Court of Justice on August 25, 2022.

These proceedings also included individual demands for arbitration that were filed beginning in October 2019. As of January 31, 2023, we settled all of these arbitration claims, without any admission of wrongdoing, for an amount that was not material. In June 2021, we received a demand and draft complaint from the Federal Trade Commission (FTC) and certain state attorneys general relating to the ongoing inquiries described above. On March 29, 2022, the FTC filed an action in federal court seeking a temporary restraining order and a preliminary injunction enjoining certain Intuit business practices pending resolution of the FTC's administrative complaint seeking to permanently enjoin certain Intuit business practices (the FTC Actions). On April 22, 2022, the Northern District of California denied the FTC's requests for a temporary restraining order and a preliminary injunction. Beginning on March 27, 2023, a final hearing on the administrative action was held before an administrative law judge at the FTC. That hearing concluded in April 2023 and, on August 29, 2023, the FTC administrative law judge issued an initial decision that was adverse to Intuit, requiring us to adhere to certain marketing practices but with no monetary penalty. This decision remains subject to further review by the FTC Commissioners before it takes effect. We expect to appeal this decision to the FTC Commissioners and, if necessary, then to a federal court of appeals. We intend to continue to defend our position on the merits of this case. However, the defense and resolution of this matter could involve significant costs. The state attorneys general did not join the FTC Actions, and, on May 4, 2022, we entered into a settlement agreement with the attorneys general of the 50 states and the District of Columbia, admitting no wrongdoing, that resolved the states' inquiry, as well as actions brought by the Los Angeles City Attorney and the Santa Clara County (California) Counsel. As part of this agreement, we agreed to pay $141 million and made certain commitments regarding our advertising and marketing practices. We recorded this as a one-time charge in the quarter ended April 30, 2022, and paid the full amount to the fund administrator in the quarter ended January 31, 2023.

In view of the complexity and ongoing and uncertain nature of the outstanding proceedings and inquiries, at this time we are unable to estimate a reasonably possible financial loss or range of financial loss that we may incur to resolve or settle the remaining matters.

To date, the legal and other fees we have incurred related to these proceedings and inquiries have not been material. The ongoing defense and any resolution or settlement of these proceedings and inquiries could involve significant costs to us.

Intuit is subject to certain routine legal proceedings, including class action lawsuits, as well as demands, claims, government inquiries, and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. Our failure to obtain necessary licenses or other rights, or litigation arising out of intellectual property claims could adversely affect our business. We currently believe that, in addition to any amounts accrued, the amount of potential losses, if any, for any pending claims of any type (either alone or combined) will not have a material impact on our consolidated financial statements. The ultimate outcome of any legal proceeding is uncertain and, regardless of outcome, legal proceedings can have an adverse impact on Intuit because of defense costs, negative publicity, diversion of management resources, and other factors.

15. Segment Information

We have defined our four reportable segments, described below, based on factors such as how we manage our operations and how our chief operating decision maker views results. We define the chief operating decision maker as our Chief Executive Officer and our Chief Financial Officer. Our chief operating decision maker organizes and manages our business primarily on the basis of product and service offerings.

On December 3, 2020, we acquired Credit Karma in a business combination and it operates as a separate reportable segment. We have included the results of operations of Credit Karma in our consolidated statements of operations from the date of acquisition. See Note 7, *"Business Combinations,"* for more information. Segment operating income for Credit Karma includes all direct expenses, which is different from our other reportable segments where we do not fully allocate corporate expenses.

On November 1, 2021, we acquired Mailchimp in a business combination. Our Mailchimp offerings are part of our Small Business & Self-Employed segment. The related revenue is primarily included within Online Services in the revenue disaggregation below. We have included the results of operations of Mailchimp in our consolidated statements of operations from the date of acquisition.

On August 1, 2022, to better align our personal finance strategy, our Mint offering moved from our Consumer segment to our Credit Karma segment. Revenue and operating results for Mint are not material, and the previously reported segment results have not been reclassified. Effective August 1, 2022, the operating results for Mint are included in the Credit Karma segment.

On August 1 2022, we renamed our ProConnect segment as the ProTax segment. This segment continues to serve professional accountants.

> *Small Business & Self-Employed*: This segment serves small businesses and the self-employed around the world, and the accounting professionals who assist and advise them. Our QuickBooks offerings include financial and business management online services and desktop software, payroll solutions, time tracking, merchant payment processing and bill pay solutions, and checking accounts through an FDIC member bank partner and financing for small businesses. Our Mailchimp offerings include marketing automation and customer relationship management.
>
> *Consumer*: This segment serves consumers and includes do-it-yourself and assisted TurboTax income tax preparation products and services sold in the U.S. and Canada.
>
> *Credit Karma*: This segment serves consumers with a personal finance platform that provides personalized recommendations of credit card, home, auto, and personal loan, and insurance products; online savings and checking accounts through an FDIC member bank partner; and access to their credit scores and reports, credit and identity monitoring, credit report dispute, credit building tools, and tools to help understand net worth and make financial progress. Our Mint offering is a personal finance offering which helps customers track their finances and daily financial behaviors.
>
> *ProTax*: This segment serves professional accountants in the U.S. and Canada, who are essential to both small business success and tax preparation and filing. Our professional tax offerings include Lacerte, ProSeries, and ProConnect Tax Online in the U.S., and ProFile and ProTax Online in Canada.

All of our segments operate primarily in the United States and sell primarily to customers in the United States. Total international net revenue was approximately 8%, 8%, and 5% of consolidated total net revenue for the twelve months ended July 31, 2023, 2022, and 2021, respectively.

We include expenses such as corporate selling and marketing, product development, general and administrative, and non-employment related legal and litigation settlement costs, which are not allocated to specific segments, in unallocated corporate items as part of other corporate expenses. For our Credit Karma reportable segment, segment expenses include all direct expenses related to selling and marketing, product development, and general and administrative. Unallocated corporate items for all segments include share-based compensation, amortization of acquired technology, amortization of other acquired intangible assets, goodwill and intangible asset impairment charges, and professional fees and transaction charges related to business combinations.

The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies in Note 1. Except for goodwill and purchased intangible assets, we do not generally track assets by reportable segment and, consequently, we do not disclose total assets by reportable segment. See Note 6, *"Goodwill and Acquired Intangible Assets,"* for goodwill by reportable segment.

The following table shows our financial results by reportable segment for the periods indicated.

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Net revenue:			
Small Business & Self-Employed	$ 8,038	$ 6,460	$ 4,688
Consumer	4,135	3,915	3,563
Credit Karma	1,634	1,805	865
ProTax	561	546	517
Total net revenue	$ 14,368	$ 12,726	$ 9,633
Operating income:			
Small Business & Self-Employed	$ 4,532	$ 3,499	$ 2,590
Consumer	2,707	2,483	2,237
Credit Karma	428	531	182
ProTax	395	383	372
Total segment operating income	8,062	6,896	5,381
Unallocated corporate items:			
Share-based compensation expense	(1,712)	(1,308)	(753)
Other corporate expenses	(2,563)	(2,461)	(1,932)
Amortization of acquired technology	(163)	(140)	(50)
Amortization of other acquired intangible assets	(483)	(416)	(146)
Total unallocated corporate items	(4,921)	(4,325)	(2,881)
Total operating income	$ 3,141	$ 2,571	$ 2,500

Revenue classified by significant product and service offerings was as follows:

(In millions)	Twelve Months Ended July 31,		
	2023	2022	2021
Net revenue:			
QuickBooks Online Accounting	$ 2,849	$ 2,267	$ 1,699
Online Services	2,910	2,171	1,051
Total Online Ecosystem	5,759	4,438	2,750
QuickBooks Desktop Accounting	1,110	851	789
Desktop Services and Supplies	1,169	1,171	1,149
Total Desktop Ecosystem	2,279	2,022	1,938
Small Business & Self-Employed	8,038	6,460	4,688
Consumer	4,135	3,915	3,563
Credit Karma	1,634	1,805	865
ProTax	561	546	517
Total net revenue	$ 14,368	$ 12,726	$ 9,633

INTUIT INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Beginning Balance	Additions Charged to Expense/ Revenue	Deductions	Ending Balance
Year ended July 31, 2023				
Allowance for doubtful accounts	$ 31	$ 57	$ (81)	$ 7
Reserve for returns, credits, and promotional discounts	31	261	(260)	32
Year ended July 31, 2022				
Allowance for doubtful accounts	$ 96	$ 74	$ (139)	$ 31
Reserve for returns, credits, and promotional discounts	31	247	(247)	31
Year ended July 31, 2021				
Allowance for doubtful accounts	$ 12	$ 92	$ (8)	$ 96
Reserve for returns, credits, and promotional discounts	35	230	(234)	31

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based upon an evaluation of the effectiveness of disclosure controls and procedures, Intuit's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures as defined under Exchange Act Rules 13a-15(e) and 15d-15(e) were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of July 31, 2023 based on the guidelines established in *Internal Control – Integrated Frame*work issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the results of our evaluation, our management has concluded that our internal control over financial reporting was effective as of July 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit and Risk Committee of Intuit's Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of July 31, 2023. Their report is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the period ended July 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and that they are effective at the reasonable assurance level. However, no matter how well conceived and executed, a control system can provide only reasonable and not absolute assurance that the objectives of the control system are met. The design of any control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. There are also limitations that are inherent in any control system. These limitations include the realities that breakdowns can occur because of errors in judgment or mistakes, and that controls can be circumvented by individual persons, by collusion of two or more people, or by management override of the controls. Because of these inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B - OTHER INFORMATION

None.

ITEM 9C - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We maintain a Code of Conduct and Ethics that applies to all employees, including all officers. We also maintain a Board of Directors Code of Ethics that applies to all members of our Board of Directors. Our Code of Conduct and Ethics and Board of Directors Code of Ethics incorporate guidelines designed to deter wrongdoing and to promote honest and ethical conduct and compliance with applicable laws and regulations. Our Code of Conduct and Ethics and Board of Directors Code of Ethics are published on our Investor Relations website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. We disclose amendments to certain provisions of our Code of Conduct and Ethics and Board of Directors Code of Ethics, or waivers of such provisions granted to executive officers and directors, on this website.

The other information required by this Item 10 regarding directors is incorporated by reference from the information contained in our Proxy Statement to be filed with the U.S. Securities and Exchange Commission in connection with the solicitation of proxies for our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") under the sections entitled "Proposal No. 1 - Election of Directors – Our Board Nominees" and "Corporate Governance." Certain information required by this Item 10 regarding executive officers is set forth in Item 1 of Part I of this report under the heading "Information about our Executive Officers."

ITEM 11 - EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference from the information contained in our 2024 Proxy Statement under the sections entitled "Compensation and Organizational Development Committee Report," "Compensation Discussion and Analysis," "Director Compensation," "Equity Compensation Plan Information," and "Executive Compensation Tables."

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference from the information contained in our 2024 Proxy Statement under the sections entitled "Stock Ownership Information" and "Executive Compensation Tables."

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference from the information contained in our 2024 Proxy Statement under the sections entitled "Corporate Governance – Director Independence" and "Transactions with Related Persons."

ITEM 14 - PRINCIPAL ACCOUNTANT FEES AND SERVICE

The information required by this Item 14 is incorporated by reference from the information contained in our 2024 Proxy Statement under the section entitled "Proposal No. 4 – Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15 - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements – See Index to Consolidated Financial Statements in Part II, Item 8.
2. Financial Statement Schedules – See Index to Consolidated Financial Statements in Part II, Item 8.
3. Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
2.01	Equity Purchase Agreement, dated September 13, 2021, by and among Intuit Inc., a Delaware corporation, The Rocket Science Group LLC, a Georgia limited liability company, VERP Holdings I, LLC, a Georgia limited liability company, VERP Holdings II, LLC, a Georgia limited liability company, DMK RSG, LLC, a Delaware limited liability company, DMK Life LLC, a Delaware limited liability company, DMK 10 LLC, a Delaware limited liability company, DMK 20 LLC, a Delaware limited liability company, DMK RSG Holdco LLC, a Delaware limited liability company, and Benjamin Chestnut, an individual resident of the State of Georgia, as the Sellers' Representative*		8-K	9/13/2021
3.01	Restated Intuit Certificate of Incorporation, dated as of January 19, 2000		10-Q	6/14/2000
3.02	Bylaws of Intuit Inc., as amended and restated on July 27, 2023		8-K	8/2/2023
4.01	Form of Specimen Certificate for Intuit's Common Stock		10-K	9/15/2009
4.02	Description of Common Stock		10-K	8/30/2019
4.03	Indenture, dated as of June 29, 2020, between Intuit and U.S. Bank National Association, as trustee		8-K	6/29/2020
4.04	Form of 0.950% Senior Note due 2025		8-K	6/29/2020
4.05	Form of 1.350% Senior Note due 2027		8-K	6/29/2020
4.06	Form of 1.650% Senior Note due 2030		8-K	6/29/2020
10.01+	Intuit Inc. Amended and Restated 2005 Equity Incentive Plan, as amended through January 20, 2022		10-Q	3/2/2022
10.02+	Intuit Inc. Amended and Restated 2005 Equity Incentive Plan, as amended through January 19, 2017		S-8 333-215639	1/20/2017
10.03+	Intuit Inc. Amended and Restated 2005 Equity Incentive Plan, as amended through January 23, 2014		S-8 333-193551	1/24/2014
10.04+	Forms of Equity Grants Agreements: CEO, EVP, and SVP Stock Option; EVP and SVP Performance-Based Restricted Stock Unit; CEO Restricted Stock Unit; and EVP and SVP Restricted Stock Unit	X		
10.05+	Forms of Equity Grant Agreements: CEO Performance-Based Restricted Stock Unit; Executive Performance-Based Restricted Stock Unit		10-K	9/2/2022

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
10.06+	Forms of Equity Grant Agreements: Executive Chairman Non-Qualified Stock Option; Executive Chairman Service-Based Restricted Stock Unit; Executive Chairman Performance-Based Restricted stock Unit; CEO Performance-Based Restricted Stock Unit; Executive Performance-Based Restricted Stock Unit; Service-Based Restricted Stock Unit (non-focal)		10-K	9/8/2021
10.07+	Forms of Equity Grant Agreements: Executive Chair and EVP Service-Based Restricted Stock Unit; Executive Chair and EVP TSR Performance-Based Restricted Stock Unit; CEO Service-Based Restricted Stock Unit; CEO TSR Performance-Based Restricted Stock Unit		10-K	8/31/2020
10.08+	Forms of Equity Grant Agreements: Executive Chair and EVP Restricted Stock Unit, and CEO Restricted Stock Unit		10-K	8/30/2019
10.09+	Form of Executive Chair Restricted Stock Unit Agreement - service-based vesting		10-Q	2/22/2019
10.10+	Forms of Equity Grant Agreements: EVP-SVP TSR Performance-Based Restricted Stock Unit, CEO TSR Performance-Based Restricted Stock Unit, EVP Time-Based Restricted Stock Unit, CEO Restricted Stock Unit, Stock Option - 4 year vest, Time-Based RSU - 4 year vest (focal), New Hire Time-Based Restricted Stock Unit - 4 year vest		10-K	8/31/2018
10.11+	Forms of Equity Grant Agreements: Restricted Stock Unit, CEO TSR Performance-Based Restricted Stock Unit, CEO Restricted Stock Unit, Executive TSR Performance-Based Restricted Stock Unit, EVP Restricted Stock Unit, Restricted Stock Unit - MSPP Purchased, Restricted Stock Unit- MSPP Matching, Stock Option		10-K	9/1/2017
10.12+	Forms of Equity Grant Agreements: CEO Restricted Stock Unit, CEO TSR Performance-Based Restricted Stock Unit, Executive Restricted Stock Unit, EVP/SVP TSR Performance-Based Restricted Stock Unit, Restricted Stock Unit, and Stock Option Agreement		10-K	9/1/2016
10.13+	Form of Amended and Restated 2005 Equity Incentive Plan Non-Qualified Stock Option Grant Agreement: New Hire, Promotion, Retention or Focal Grant		10-K	9/13/2013
10.14+	Credit Karma, Inc. 2015 Equity Incentive Plan, as amended		S-8 333-251096	12/3/2020
10.15+	Form of Restricted Stock Unit Agreement under the Credit Karma, Inc. 2015 Equity Incentive Plan		S-8 333-251096	12/3/2020
10.16+	Form of Restricted Stock Unit Agreement under the Credit Karma, Inc. 2015 Equity Incentive Plan		S-8 333-251096	12/3/2020
10.17+	Form of Restricted Stock Unit Agreement under the Credit Karma, Inc. 2015 Equity Incentive Plan		S-8 333-251096	12/3/2020
10.18+	Intuit Inc. Amended and Restated Employee Stock Purchase Plan, as amended through January 19, 2023		10-Q	2/23/2023
10.19+	Intuit Inc. Employee Stock Purchase Plan, as amended through January 19, 2022		10-Q	3/2/2022
10.20+	Intuit Inc. Amended Non-Employee Director Compensation Program, effective January 20, 2022		8-K	1/24/2022
10.21+	Description of Non-Employee Director Compensation, approved October 31, 2018 and effective January 17, 2019		10-Q	11/20/2018

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
10.22+	Description of Non-Employee Director Compensation, approved October 19, 2017 and effective January 18, 2018		10-Q	11/20/2017
10.23+	Non-employee Director Compensation Program, effective January 21, 2016		10-Q	2/25/2016
10.24+	Forms of Non-employee Director Restricted Stock Unit Agreements		10-Q	11/20/2017
10.25+	Form of Director Restricted Stock Units Conversion Grant Agreement		10-Q	3/1/2013
10.26+	Fourth Amended and Restated Management Stock Purchase Program		10-Q	2/22/2019
10.27+	Intuit Executive Relocation Policy		10-K	8/31/2018
10.28+	Intuit Inc. Non-qualified Deferred Compensation Plan, effective January 1, 2009		10-Q	11/20/2017
10.29+	Intuit Inc. 2005 Executive Deferred Compensation Plan, effective January 1, 2005		10-Q	12/10/2004
10.30+	Intuit Executive Deferred Compensation Plan, effective March 15, 2002		10-Q	5/31/2002
10.31+	Amended and Restated Intuit Inc. Performance Incentive Plan, adopted October 28, 2020		10-Q	11/19/2020
10.32+	Form of Indemnification Agreement entered into by Intuit with each of its directors and certain officers		10-Q	2/23/2017
10.33+	Letter regarding Terms of Employment by and between Intuit Inc. and Sandeep Aujla, dated February 17, 2023 and effective August 1, 2023		10-Q	5/23/2023
10.34+	Transition Agreement between Intuit Inc. and Michelle M. Clatterbuck, dated February 17, 2023		10-Q	5/23/2023
10.35+	Letter regarding Terms of Employment by and between Intuit Inc. and Michelle Clatterbuck dated January 19, 2018		8-K	1/23/2018
10.36+	Letter Regarding Terms of Employment by and between Intuit Inc. and Sasan Goodarzi, dated November 15, 2018		10-Q	11/20/2018
10.37+	Employment memo dated November 7, 2018 to J. Alexander Chriss dated November 7, 2018 and effective January 1, 2019.		10-K	8/30/2019
10.38+	Employment memo dated November 7, 2018 to Marianna Tessel and effective January 1, 2019		10-K	8/31/2020
10.39	Credit Agreement, dated as of November 1, 2021, by and among Intuit Inc., the lenders parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, BofA Securities Inc. and The Bank of Nova Scotia, as co-syndication agents, and JPMorgan Chase Bank, N.A., BofA Securities Inc. and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners		8-K	11/1/2021
10.40	Assurance of Voluntary Compliance, dated May 4, 2022, by and between Intuit Inc. and the Attorney General of the State of New York		10-K	9/2/2022
10.41	Schedule identifying agreements substantially identical to the Assurance of Voluntary Compliance filed as Exhibit 10.40 hereto		10-K	9/2/2022

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
10.42#	Master Services Agreement between Intuit and Arvato Services, Inc., dated May 28, 2003		10-K	9/19/2003
10.43	Second Amendment to Master Service Agreement between Intuit and Arvato Services, Inc., effective May 29, 2007		10-K	9/14/2007
10.44#	Amendment 3 to Master Services Agreement between Intuit and Arvato Services, Inc., effective April 1, 2008		10-Q	5/30/2008
10.45#	Amendment 5 to the Master Services Agreement between Intuit and Arvato Digital Services LLC effective August 19, 2010		10-Q	12/6/2010
10.46	Amended and Restated Amendment Seven to the Master Service Agreement by and between Intuit and Arvato Digital Services effective September 1, 2013		10-Q	11/22/2013
10.47	Amendment 8 to the Master Services Agreement between Intuit and Arvato Digital Services LLC effective August 1, 2014		10-K	9/12/2014
10.48	Lease Agreement dated as of July 31, 2003 between Intuit and Charleston Properties for 2475, 2500, 2525, 2535 and 2550 Garcia Avenue, Mountain View, CA		10-K	9/19/2003
10.49	Lease Agreement dated as of July 31, 2003 between Intuit and Charleston Properties for 2650, 2675, 2700 and 2750 Coast Avenue and 2600 Casey Avenue, Mountain View, California		10-K	9/19/2003
10.50	Second Amendment to Lease Agreement Phase 1, effective January 1, 2011, between Intuit Inc. and Charleston Properties		10-Q	3/1/2011
10.51	Third Amendment to Lease Agreement Phase 2, effective January 1, 2011, between Intuit Inc. and Charleston Properties		10-Q	3/1/2011
21.01	List of Intuit's Subsidiaries	X		
23.01	Consent of Independent Registered Public Accounting Firm	X		
24.01	Power of Attorney (see signature page)	X		
31.01	Certification of Chief Executive Officer	X		
31.02	Certification of Chief Financial Officer	X		
32.01*	Section 1350 Certification (Chief Executive Officer)	X		
32.02*	Section 1350 Certification (Chief Financial Officer)	X		
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	X		
101.SCH	XBRL Taxonomy Extension Schema	X		
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X		
101.LAB	XBRL Taxonomy Extension Label Linkbase	X		
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	X		

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference Form/File No.	Date
101.DEF	XBRL Taxonomy Extension Definition Linkbase	X		
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X		

+   Indicates a management contract or compensatory plan or arrangement.

\#   We have requested confidential treatment for certain portions of this document pursuant to an application for confidential treatment sent to the Securities and Exchange Commission (SEC). We omitted such portions from this filing and filed them separately with the SEC.

*   This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Intuit specifically incorporates it by reference.

ITEM 16 - FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INTUIT INC.

Dated: September 1, 2023

By: /s/ SANDEEP S. AUJLA

Sandeep S. Aujla

Executive Vice President and Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

By signing this Annual Report on Form 10-K below, I hereby appoint each of Sasan K. Goodarzi and Sandeep S. Aujla as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf, and to file this Form 10-K (including all exhibits and other documents related to the Form 10-K) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
Principal Executive Officer:		
/s/ SASAN K. GOODARZI	President, Chief Executive Officer and Director	September 1, 2023
Sasan K. Goodarzi		
Principal Financial Officer:		
/s/ SANDEEP S. AUJLA	Executive Vice President and Chief Financial Officer	September 1, 2023
Sandeep S. Aujla		
Principal Accounting Officer:		
/s/ LAUREN D. HOTZ	Senior Vice President and Chief Accounting Officer	September 1, 2023
Lauren D. Hotz		
Additional Directors:		
/s/ EVE BURTON	Director	September 1, 2023
Eve Burton		
/s/ SCOTT D. COOK	Director	September 1, 2023
Scott D. Cook		
/s/ RICHARD DALZELL	Director	September 1, 2023
Richard Dalzell		
/s/ TEKEDRA MAWAKANA	Director	September 1, 2023
Tekedra Mawakana		
/s/ DEBORAH LIU	Director	September 1, 2023
Deborah Liu		
/s/ SUZANNE NORA JOHNSON	Chair of the Board of Directors	September 1, 2023
Suzanne Nora Johnson		
/s/ RYAN ROSLANSKY	Director	September 1, 2023
Ryan Roslansky		
/s/ THOMAS SZKUTAK	Director	September 1, 2023
Thomas Szkutak		
/s/ RAUL VAZQUEZ	Director	September 1, 2023
Raul Vazquez		
/s/ ERIC S. YUAN	Director	September 1, 2023
Eric S. Yuan		

Recognition & Awards

Best Companies to Work For
Fortune, 2023

Best Places to Work
Glassdoor, 2023

Best-Managed Companies
The Wall Street Journal, 2022

Best Workplaces in Technology
Fortune, 2023

Most Innovative Companies
Fortune, 2023

America's Climate Leaders
USA TODAY, 2023

Greatest Workplaces for Diversity
Newsweek, 2023

Best Employers for Women
Forbes, 2023

America's Most Just Companies
JUST Capital, 2023


EMPLOYEES ONLY

Corporate Headquarters
2700 Coast Ave., Mountain View, CA 94043 | 650.944.6000 | www.intuit.com

INTUIT turbotax credit karma quickbooks mailchimp